As filed with the Securities and Exchange Commission on September 29, 2025.
Registration No. 333-290217

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 TO
FORM S-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Alliance Laundry Holdings Inc.
(Exact name of registrant as specified in its charter)

Delaware	3582	98-0444708
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
221 Shepard Street
Ripon, WI 54971
(920) 748-3121
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Samantha Hannan
Chief Legal and Compliance Officer
221 Shepard Street
Ripon, WI 54971
(920) 748-3121
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Nicholas A. Dorsey Kelly M. Smercina Virginia M. Anderson Cravath, Swaine & Moore LLP Two Manhattan West 375 Ninth Avenue New York, NY 10001 (212) 474-1000	Michael Kaplan Pedro J. Bermeo Meaghan Kennedy Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000
Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging Growth Company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to Completion, dated September 29, 2025
Preliminary Prospectus
34,146,340 Shares
Alliance Laundry Holdings Inc.
Common Stock
This is an initial public offering of shares of the common stock of Alliance Laundry Holdings Inc. We are offering 24,390,243 shares of our common stock, and our principal stockholder, BDT Capital Partners, LLC and its affiliated investment funds (collectively, “BDTCP” or our “principal stockholder”), is offering 9,756,097 shares of our common stock to be sold in this offering. We will not receive any proceeds from the sale of stock by our principal stockholder. Our principal stockholder is an affiliate of BDT & MSD Partners, LLC (“BDT & MSD”), one of the underwriters in this offering. Certain of our directors may be allocated shares in this offering at the initial public offering price. Any such allocations will be made at the discretion of the underwriters, and there is no assurance as to the number of shares, if any, that may be allocated to such persons.
Prior to this offering, there has been no public market for shares of our common stock. We estimate that the initial public offering price per share will be between $19.00 and $22.00. We have applied to list our shares of common stock on the New York Stock Exchange (“NYSE”) under the symbol “ALH”. The consummation of this offering is conditioned on the shares offered hereby having been approved for listing on the NYSE, subject only to official notice of issuance.
Upon completion of this offering, we will be a “controlled company” as defined in the corporate governance rules of the NYSE, and, therefore, will qualify for, but do not intend to rely on, exemptions from certain governance requirements. See “Management—Controlled Company.” After the closing of this offering, our principal stockholder will own approximately 76.0% of our outstanding common stock (or approximately 73.4% if the underwriters exercise their option to purchase additional shares in full). See “Risk Factors—Risks Relating to this Offering and Ownership of Our Common Stock—Upon the listing of our common stock on the NYSE, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE. As a result, we will qualify for, and may in the future rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.”
Investing in shares of our common stock involves risks. See “Risk Factors” beginning on page 21 to read about factors you should consider before buying shares of our common stock.
Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$
Proceeds to our principal stockholder, before expenses	$	$
__________________
(1)See “Underwriting (Conflicts of Interest)” for a description of compensation to be paid to the underwriters.
To the extent that the underwriters sell more than 34,146,340 shares of our common stock, the principal stockholder has granted to the underwriters the option for a period of 30 days to purchase up to an additional 5,121,951 shares of our common stock at the initial public offering price less the underwriting discounts and commissions.
One or more funds and/or accounts managed by Capital International Investors (“Capital”) and Kayne Anderson Rudnick Investment Management, LLC, on behalf of its investment management clients (“Kayne Anderson Rudnick”) have each indicated an interest in purchasing up to $100 million in shares of common stock in this offering at the initial public offering price. Because these indications of interest are not binding agreements or commitments to purchase, each of Capital and Kayne Anderson Rudnick may determine to purchase more, less or no shares in this offering or the underwriters may determine to sell more, less or no shares to such entities. The underwriters will receive the same underwriting discount on any of our shares of common stock purchased by each of Capital and Kayne Anderson Rudnick as they will from any other shares sold to the public in this offering. Shares purchased by Capital and Kayne Anderson Rudnick in this offering will not be subject to a lock-up agreement. See “Underwriting.”
The underwriters expect to deliver the shares of common stock against payment on or about            , 2025 through the book-entry facilities of The Depository Trust Company.

BofA Securities	J.P. Morgan

Morgan Stanley

Baird	BDT & MSD	BMO Capital Markets	Citigroup	Goldman Sachs & Co. LLC	UBS Investment Bank

CIBC Capital Markets	Fifth Third Securities	PNC Capital Markets LLC
Prospectus dated                        , 2025.

Alliance™ Laundry Systems

Every Day is Laundry Day

Speed Queen · UniMac · Huebsch · primus · IPSO

Speed Queen LAUNDRY
Speed Queen LAUNDRY

Alliance is a systems manufacturer, providing best-in-class reliability, quality and total cost of ownership

Innovative hardware and software products that solve key customer pain points

Alliance at a Glance

>2x bigger than our next competitor*

Installed base: **~ 8mm units****

Revenue CAGR since 2010: **~ 9.5%**

Revenue: **~ $1.6bn*****

* Per third-party market study. Includes laundry revenue only for competitors.
** Calculated based on an average ten-year useful life.
*** LTM 1H 2025 Revenue.

We, the principal stockholder and the underwriters have not authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by us. We, the principal stockholder and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.
The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.
For investors outside of the United States, we, the principal stockholder and the underwriters have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, this offering of the shares of our common stock and the distribution of this prospectus outside the United States.
i

Through and including                  , 2025 (25 days after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

MARKET, INDUSTRY AND OTHER DATA
This prospectus includes estimates regarding market and industry data. Unless otherwise indicated, information concerning our industry and the markets in which we operate, including our general expectations, market position, market opportunity and market size, are based on our management’s knowledge and experience in the markets in which we operate, together with currently available information obtained from various sources, including publicly available information, industry reports and publications, surveys, our customers, trade and business organizations and other contacts in the markets in which we operate. Certain information is based on management estimates, which have been derived from third-party sources, as well as data from our internal research, and are based on certain assumptions that we believe to be reasonable.
In presenting this information, we have made certain assumptions that we believe to be reasonable based on such data and other similar sources and on our knowledge of, and our experience to date in, the markets in which we operate. While we believe the estimated market and industry data included in this prospectus are generally reliable, such information, which is derived in part from management’s estimates and beliefs, is inherently uncertain and imprecise.
Market and industry data are subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process and other limitations inherent in any statistical survey of such data. In addition, projections, assumptions and estimates of the future performance of the markets in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in the “Risk Factors” and “Special Note Regarding Forward-Looking Statements” sections of this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us. Accordingly, you are cautioned not to place undue reliance on such market and industry data or any other such estimates. Neither we nor the underwriters have independently verified any third-party information and data from our internal research has not been verified by any independent source.
The sources of certain statistical data, estimates and forecasts contained in this prospectus include the Cambridge Group, US Commercial Laundry Sizing and Assessment Strategic Narrative, April 2, 2025, an independent industry publication, and other independent third-party reports.
The information contained on, or that can be accessed through, the websites referenced in this prospectus is not part of, and is not incorporated by reference into, this prospectus, and you should not rely on any such information in making the decision whether to purchase shares of our common stock. We have included the website addresses referenced in this prospectus only as inactive textual references and do not intend them to be active links to such website addresses.

TRADEMARKS AND TRADE NAMES
We own or have rights to certain trademarks, service marks, logos and trade names that we use in conjunction with the operations of our business, including but not limited to Speed Queen, UniMac, Huebsch, IPSO and Primus. Each trademark, service mark, logo or trade name of any other company appearing in this prospectus belongs to its holder. Solely for convenience, trademarks, service marks, logos and trade names referred to in this prospectus may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks, service marks, logos and trade names. We do not intend our use or display of other companies’ trademarks, service marks, logos or trade names to imply a relationship with, or endorsement or sponsorship of us by, such other companies.

PRESENTATION OF FINANCIAL INFORMATION
The consolidated financial statements in this prospectus were prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP, which requires us to make estimates and use assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. It is possible that actual results could differ materially from those estimates. The information reflects all normal recurring adjustments that we believe are necessary to present fairly the financial position and results of operations for all periods included. Totals and percentages may be affected by rounding.
v

PROSPECTUS SUMMARY
This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider before deciding to invest in shares of our common stock. Before investing in shares of our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes thereto and the information set forth under the sections “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case included in this prospectus. Unless the context otherwise requires, we use the terms “Alliance Laundry Holdings,” the “Company,” the “Issuer,” “we,” “us” and “our” in this prospectus to refer to Alliance Laundry Holdings Inc. (formerly known as ALH Holding Inc.) and our consolidated subsidiaries. Effective August 8, 2025, ALH Holding Inc. amended its certificate of incorporation to change its name to “Alliance Laundry Holdings Inc.” The amendment was approved by our Board of Directors and was effected by the filing of a Certificate of Amendment with the Delaware Secretary of State. Share information presented below and elsewhere in this prospectus reflects a 142-for-1 forward stock split of our common stock approved by our Board of Directors on September 25, 2025 and effected by the filing of a Certificate of Amendment with the Delaware Secretary of State on September 26, 2025.
Our Company
Every Day is Laundry Day.
We are the world’s largest designer and manufacturer of commercial laundry systems, serving a diverse and resilient range of global end markets. We believe we engineer and produce the highest quality and one of the most reliable commercial laundry systems in the industry. We leverage our pure play focus on the commercial laundry industry and over 100 years of engineering excellence to drive innovation and design our equipment to deliver outstanding performance in the most demanding applications. We believe the need for clean laundry is universal and growing, and our premium machines meet this fundamental human need, all day, every day.
According to a third-party market study, the total addressable market for commercial, residential and industrial laundry systems was approximately $82 billion in 2023. Within this market, the commercial laundry systems industry generated nearly $7.4 billion in revenues during the same year. We are focused on this large and attractive commercial laundry market where our systems’ quality, durability and reliability are key strategic advantages with our channel partners, customers and end users. End users of our systems include healthcare facilities, fire stations, hotels, laundromats, communal laundry facilities and many other commercial applications where hygiene is critical. We believe the criticality of laundry equipment to these users’ operations creates a discerning customer base that appreciates the quality and economic attractiveness of highly effective and reliable equipment. We leverage our scale and focus to deliver a compelling total value proposition to this diverse customer base.
We estimate that we hold approximately 40% of the commercial laundry market in North America and have leading positions in growing markets around the world. The commercial laundry market benefits from a regular replacement cycle driven by a large base of installed machines, which provides us with an advantage as the largest incumbent manufacturer and offers us a high level of revenue consistency to support our growth ambitions. In addition, residential customers are increasingly demanding commercial-quality products for the home, and our machines represent a compelling fit for this select but growing segment of the residential market.
Commercial laundry customers view laundry systems as infrastructure to support core business operations or as revenue-generating assets. Avoidance of downtime and repair costs, as well as effective processing of large volumes of laundry, are important drivers of machine economics and help our end-customers run their businesses effectively. As such, customers focus on total cost of ownership when making purchasing decisions, which often involve investments of hundreds of thousands of dollars.
Our systems are known for their use of high-quality materials in their construction, their build quality and the extensive testing regimen they undergo, resulting in best-in-class performance. Our culture of operational excellence and continuous improvement supports the maintenance of these exceptionally high-quality standards. As a result, we believe we offer an attractive total cost of ownership, and our customers purchase our machines because of their reliability, durability and effectiveness. This dynamic allows us to sell our products at a price premium versus competitor offerings while securing a high degree of loyalty from our customers when they need to replace a machine.

Customer Purchasing Decisions Are Influenced by the Total Cost of Ownership

Upfront Price
Operating Costs
Cost of Energy and Water Consumption
Cleaning and Maintenance Cost (i.e., labor to clean lint)
Service and Repair Cost (i.e., truck rolls for parts replacement)
Cost of Lost Productivity Over Equipment Useful Life (i.e., fewer cycles run, longer downtime)
Cost of Consumables (i.e., detergents)

We sell our systems through an extensive global network of approximately 600 distributors and through direct sales channels in certain key markets. Distributors are a critical part of the commercial laundry market as they are frequently the first point of contact for end-customers and are highly influential in educating those customers about equipment features and highlighting the key factors in making a purchasing decision. We have valuable and difficult-to-replicate relationships with our distributors that have been built over decades. Approximately 94% of our North American distributors have been with the Company for ten years or more. Our distribution partners often see us as the vendor of choice given our focus on quality, insights into customer needs, the attractive economics of our machines and our support teams staffed with highly trained personnel. Our direct sales channel complements our distribution network by bringing us closer to end-customers and enhancing strategic flexibility, particularly in select markets that we believe represent significant growth opportunities.
We operate through two geographic reporting segments with our North America segment representing 74% of 2024 revenue and our International segment representing the remaining 26%. Our historical financial performance has benefited from consistent and predictable growth at attractive margins, and we have a strong cash generation profile accompanied by minimal capital expenditure requirements given our well-invested manufacturing footprint. For the twelve-month period ended December 31, 2024, our net revenue was $1.5 billion, net income was $98 million (with a net income margin of approximately 7%), Adjusted EBITDA was $383 million (with an Adjusted EBITDA Margin of approximately 25%) and capital expenditures were approximately 3% of net revenue. For the six months ended June 30, 2025, our net revenue was $837 million, net income was $48 million (with a net income margin of approximately 6%), Adjusted EBITDA was $219 million (with an Adjusted EBITDA Margin of approximately 26%) and capital expenditures were approximately 2% of net revenue. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures and Key Operating Metrics” regarding our use of Adjusted EBITDA and Adjusted EBITDA Margin, which are non-GAAP financial measures, and a reconciliation of these measures to their most directly comparable financial measure calculated in accordance with GAAP.

Our Industry
The commercial laundry systems industry, which, according to a third-party market study, generated nearly $7.4 billion in revenues in 2023, is comprised of three core end markets that cover the products and services the Company provides:
•On-Premise Laundry (“OPL”): Businesses or institutions that process large volumes of laundry in support of their core business, including healthcare facilities, fire stations and hotels;
•Vended: Businesses, such as laundromats and communal laundry operators, that operate commercial systems for end users who pay for use; and
•Commercial In-Home: Residential consumers who pay a premium to have the reliability and effectiveness of commercial systems in their homes.
In addition to the replacement of equipment where we believe we have an advantage as the largest incumbent equipment manufacturer, customers across these three core end markets require aftermarket replacement parts, accessories, consumables and service, which are all sold separately, to maintain their laundry systems throughout their useful lives, representing an attractive source of recurring revenue. While accessories and consumables, estimated at $1.6 billion, are not included in our $7.4 billion market, these areas represent opportunities for future growth and expansion of our business.

Global Commercial Laundry Systems Estimated Market Size

Speed Queen
35
Aftermarket (1)
~$1.1bn
Commercial In-Home (4)
~$2.7bn
OPL (2)
~$1.8bn
~$7.4bn
Vended (3)
~$1.8bn
Accessories & Consumables (5)
~$1.6bn

* Estimated 2023 revenues generated in the global commercial laundry systems market according to a third-party market study.

(1) **Aftermarket:** Commercial laundry parts used to service equipment throughout its useful life.

(2) **OPL:** Businesses with on-premise equipment with a wide range of load capacities up to 250lbs. Also includes semi-industrial applications with load sizes over 250lbs.

(3) **Vended:** Comprised of laundromats and multi-unit housing. Laundromats refer to communal wash and dry facilities, including self-service and pick-up & delivery services. Multi-unit housing refers to shared in-building laundry space.

(4) **Commercial In-Home:** Premium washers and dryers at price point higher than $1,200 per equipment ($3,000 per stack) at commercial grade quality.

(5) **Accessories:** Equipment used to support laundry services. **Consumables:** Items such as detergents and chemicals used in the commercial laundry segment.

Our industry is highly fragmented with few global players and many small regional players. Alliance is the global market leader and the only scaled player focused exclusively on commercial laundry systems.

According to a third-party market study, the global commercial laundry systems market is expected to grow at approximately 5% per year from 2023 through 2028. Growth in the commercial laundry systems market is supported by end-market tailwinds—such as hospitality sector growth and the ongoing evolution of the laundromat industry—and macro-level drivers, such as increasing GDP growth, population growth, rising incomes and increasing urbanization. Growth in developed markets, primarily North America and Europe, is benefitting from professionalization and digitization of laundromats, as well as increasing demand from consumers for commercial machines in their homes. Demand in emerging markets (e.g., Latin America, Southeast Asia, the Middle East and Africa) is supported by demographic trends, including population growth, growth in communal laundry facilities in apartment complexes, and increasing laundromat penetration. We expect the highly diversified set of end markets and growth drivers will support consistent, long-term growth across economic cycles.
Across both developing and emerging markets, customers of commercial laundry systems depend on their laundry systems as essential equipment supporting the efficient operation of their core business or home. The systems simply need to work, reliably and effectively, always to ensure customers are able maintain operations. The cost of failure to end users is high and purchasing decisions tend to be more focused on reliability and total cost of ownership rather than the up-front cost of the machine. Relatively few occurrences of equipment downtime or technician service calls can easily offset the difference in cost of a less expensive, yet less reliable, piece of equipment.
End Markets
On-Premise Laundry
OPLs are operated by end users in a wide range of distinct sectors, including healthcare facilities, fire stations, hotels and any other sector where clean laundry is critical to supporting the end user’s core business. Ultimately, if the laundry systems of OPL customers are not functioning, their businesses cannot operate.
User requirements in this segment vary significantly in terms of load capacities, cycle times, water efficiency and other features, some of which can be driven by regulation or other policies. For example, the ability to sterilize large volumes of linens in healthcare and the ability to wash highly specialized firefighting gear are both critical to health and safety but also require distinct capabilities. OPLs choose commercial laundry systems based on ability to meet these specific industry requirements, as well as total cost of ownership, manufacturer reputation and reliability.
Vended
The Vended market includes laundromat businesses and communal laundry operators, which manage laundry facilities in apartments, universities and other institutions. Both laundromats and communal laundry operators utilize a pay-per-use model to generate revenue, meaning if their laundry systems are down, they lose the ability to generate revenue and will need to incur additional costs to get back up and running. As such, reliability and durability are key purchasing criteria to minimize equipment downtime and the need for costly repair visits.
The laundromat market in North America represents a large installed base, estimated to be 1.1 million machines in the United States alone, according to a third-party market study. A significant portion of the installed base is replaced each year, generating a large and attractive recurring revenue stream where market position, scale, incumbency, product reliability and brand reputation are important to retain and gain market share as machines are replaced.
In developed laundromat markets there is a secular shift away from traditional sole proprietor models to professionalized operators managing multi-site operations. These professional operators are upgrading and expanding store formats, adding higher capacity machines and leveraging digital tools to earn more revenue per store. In addition to the shifting operating models for laundromats in developed markets, many emerging economies are in the early stages of laundromat penetration, representing a significant opportunity for future growth.

Communal laundry facilities are managed primarily by operators who purchase, own, install and service the equipment under contracts with property owners or management companies. Sophisticated route operators with multiple locations are increasingly seeking technology, such as remote monitoring and digital control, to unlock cost savings and other operating efficiencies. Internationally, high-density metropolitan regions are seeing growth in multi-unit housing with small sized living units, driving demand for communal laundry facilities.
Commercial In-Home
The Commercial In-Home market is comprised of households and individual users who purchase commercial units to meet their reliability, quality and heavy-duty laundry needs.
In-home customers have become increasingly frustrated with traditional residential machines, which are typically sold based on lowest price or most features, but have lower-quality construction mainly comprised of plastic materials. Frustration with traditional residential machines is generating strong demand for commercial systems from customers who are willing to pay a premium for high quality, durable, reliable and long-lasting laundry systems.
Our Competitive Strengths
We Offer a Premier Portfolio of Commercial Laundry Systems
In commercial laundry, product and service quality are critical. Our systems are engineered for efficiency, reliability and long-lasting performance to ensure these high standards are met. This starts in our engineering department where we have designed and developed features that improve the durability, reliability and utility of our systems, and extends through to the quality of our materials and manufacturing. Our services are comprehensive and add value to customer operations, starting with site selection, design and financing, and extending through the lifecycle with genuine parts, technical support and warranties. As a result, we have tremendous customer allegiance and brand loyalty.
Our Unparalleled Scale is Advantageous
In our commercial end markets, we are approximately two times larger than the next competitor, and in total have an estimated installed base of eight million units, which we calculate assuming a ten-year average useful life of our products, across approximately 150 countries. As a result, there is a sizeable ecosystem of operators, technicians and users of our equipment who interact with our systems every day, resulting in highly sticky relationships. Our installed base also helps to generate sizeable replacement cycle tailwinds as customers upgrade their Alliance systems over time. Moreover, it allows us to support a scaled research and development and manufacturing effort, investing in engineering advancements that meaningfully improve the customer value proposition.
We Have a Global Manufacturing Footprint and Rigorous Testing Capabilities
We operate six strategically located facilities globally and we believe we are the only manufacturer that produces commercial equipment across North America, Europe and Asia Pacific. This “local for local” strategy delivers supply chain resiliency and strengthens our cost position. Our manufacturing footprint spans approximately 2.7 million square feet and our facilities have significant vertical integration, which enables greater control over the manufacturing process. The quality control process within our facilities is world-class and includes AI-powered defect monitoring, tests on 100% of machines produced and randomized audits, including full teardowns of finished products. We maintain approximately 800 dedicated testing bays, and we have ‘24x7’ testing capability across the globe, a critical capability that supports our mission to offer the highest quality products in the industry.

Global Manufacturing Footprint

RIPON, WI #1 & #2
1,567k
sq. ft
MANITOWOC, WI
426k
sq. ft
PRIBOR, CZECH REPUBLIC
383k
sq. ft
GUANGZHOU, CHINA
60k
sq. ft
CHONBURI, THAILAND
278k
sq. ft

We Employ a Tailored Go-to-Market Strategy with Established Channel Relationships
Our success is enabled by our global channel partner network and direct sales channels. We have built a hard-to-replicate network of approximately 600 independent distributors worldwide that sell into approximately 4,000 independent retail locations. Our relationships with many of our distributors and their sales teams and technicians are long-standing, and we continue to invest in resources to assist them with training, which results in a deep understanding of our technology and trust in our systems. Our channel partners are also structurally incentivized to sell our systems because end-consumers value our products’ superior total cost of ownership metrics and our partners benefit from our products’ attractive economics. We supplement our expansive independent distribution and retail network with our direct sales offices and direct sales to communal laundry operators to enhance strategic flexibility and access underpenetrated markets.
We Have a Proven Track Record of Innovation and Application Engineering Expertise
Innovation is a core focus of our business and we have history of developing industry-leading products and digital tools that address the specific needs of our customers. For example, our recently introduced ProCapture Cyclonic Filtration technology captures over 90% of lint on first-run drying cycles—compared to approximately 63% in traditional machines—helping reduce maintenance frequency, lower labor costs, and mitigate operational risks from lint buildup in high-usage environments. We complement our equipment innovation with a proprietary suite of digital tools that simplify operations and maximize profitability for multi-store laundromat owners and communal laundry room operators. Our integrated platform enables customers to remotely adjust pricing, process payments, monitor machine usage and identify maintenance needs in real time. Ultimately, these innovations, tailored to the distinct application requirements of our customers, strengthen relationships and drive long-term value across our ecosystem.
We Have Demonstrated Consistent Best-in-Class Financial Performance
Alliance has demonstrated exceptional performance over time, with a revenue compound annual growth rate of approximately 9.5% over our fifteen most recent fiscal years, as well as a net income margin of approximately 7% in 2024 and an Adjusted EBITDA Margin of approximately 25% in 2024. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures and Key Operating Metrics” regarding our use of Adjusted EBITDA Margin, which is a non-GAAP financial measure, and a reconciliation to its most directly comparable financial measure calculated in accordance with GAAP. Our consistent financial performance through economic cycles is due to the mission-critical nature of our products, our focus on operational excellence, the reliability of replacement cycle revenue and the benefits of a diversified end market and customer base. Our operational teams drive continuous improvement and efficiency to enhance profitability, while our sales teams focus on winning high-margin customers. Our business model is capital efficient, with capital expenditures equaling on average approximately 2% of net revenue over the last three years.
We Have a Seasoned and Experienced Management Team
We are led by a team of industry veterans with decades of combined experience in the commercial laundry space. The team has fostered a customer-focused culture that has delivered exceptional and consistent financial performance through the cycle. Our leadership team has executed a number of strategic initiatives, including: new product and technology launches, expansion into new international markets, acquisitions and integrations of complementary businesses and the implementation of lean manufacturing processes throughout our operations to drive greater efficiency, among others.
Our Growth Strategies
We have a long track record of growth because of the strength of our business model and organization. We intend to extend our leadership position in the market by leveraging the following growth strategies:
Maintain Relentless Focus on Product Quality to Drive Share Gains
Demand in the commercial laundry systems market is driven by the replacement cycle. We expect existing customers to continue to purchase our machines and new customers to migrate to us from our competitors at the time of replacement. Our existing customers return and we win new customers due to the performance of our machines over their life cycles, which require fewer expensive maintenance events and offer greater uptime over a longer operating life. In a poll of industry customers, equipment performance was ranked as the most important purchasing factor.

Continue to Develop Innovative Products to Accelerate the Replacement Cycle
Given our scale and focus, we have been able to make significant investments in the development of new technologies and capabilities that accelerate the replacement cycle of our machines. Between 2020 and 2024, we spent over $100 million on research and development. The engineering advancements resulting from this investment have real utility to our customers, improving performance and accelerating the replacement of existing systems.
Support the Ongoing Evolution of the Laundromat Market
We believe there is a compelling shift underway in the laundromat industry as sophisticated, commercially-focused investors revamp store designs and the laundromat user experience. Leveraging our unparalleled scale, we will continue to support this new class of entrepreneurs to build and expand their businesses across multi-site operations with larger store footprints and larger capacity machines. We are well positioned to capitalize on this trend, offering a full suite of set-up services, including site selection, design, operator training and equipment financing, which enable operators to scale faster. Additionally, our comprehensive digital platform enables management of multi-site operations and lowers operational cost through remote monitoring, digital payments and data-driven decision making.
Recent industry data highlights several key trends that reflect this shift in the laundromat industry. The average number of machines per laundromat has increased as operators seek to maximize returns, and is expected to grow further in the coming years, from 56.0 machines per location in 2024 to 60.1 machines per location by 2030. Operators are also replacing older machines sooner to access newer, faster equipment with enhanced features, resulting in a projected decrease in estimated equipment life from 8.7 years in 2024 to 8.4 years by 2030. There is a growing preference for larger machines, as operators aim to improve efficiency, speed and the overall user experience. Reflecting this, annual installations of large machines are expected to grow at a compound annual growth rate of 5.3% between 2024 and 2030, outpacing the estimated 2.5% compound annual growth rate of installation of all machines across the same period.
Serve Growing Demand for Commercial Machines from Commercial In-Home Customers
We believe there is an exciting opportunity to significantly expand our share in the residential market, as demand for our commercial laundry systems is growing from users who are becoming increasingly frustrated with lower quality residential machines. We serve this market with commercial machines, generating commercial-like margins and satisfying the demands of homeowners that are focused on reliability and total cost of ownership.
Penetrate and Develop High-Potential International Markets
The global commercial laundry industry remains underpenetrated in many regions, presenting meaningful long-term growth opportunities. We focus on high-potential geographies where structural trends—such as rising GDP, population growth, urbanization, increasing household income, and evolving lifestyles—point to growing demand for commercial laundry solutions. In these markets, our local teams help to establish and scale the commercial laundry ecosystem. For example, in Thailand, we provided operational training, digital tools and other support to local laundromat entrepreneurs to accelerate the creation of the laundromat industry and have grown our Thailand revenue at a compound annual growth rate of approximately 50% since we began operations there in 2017. Additionally, in Brazil, we established our own operator business in 2016, which we later sold to a multinational consumer products company, to foster growth in the local commercial laundry market. As a result, we have grown our Brazil revenue at a compound annual growth rate of approximately 30% since 2017.
Drive Consistent Operational Improvements to Further Expand Margins
We intend to further expand margins through the continued implementation of cost-down initiatives and an ongoing focus on operational excellence. We will build on our demonstrated track record of durable margin improvement through several initiatives, including: monitoring our global supply chain to identify raw material cost saving opportunities, enhancing labor efficiency by optimizing plant operations, further automating our manufacturing facilities to improve productivity, leveraging our engineering capabilities to develop more cost effective products and eliminating component redundancy.

Recent Developments
On August 21, 2025, we amended our existing Credit Agreement to further reduce the interest rate margins applicable to our Term Facility and Revolving Facilities (each as defined below). Following the effectiveness of the August Repricing Amendments, borrowings under the Term Facility and Revolving Facilities will bear interest at reduced rates, subject to certain step-downs based on our credit ratings and leverage ratio. All other material terms of the Credit Agreement remain unchanged. See “Description of Certain Indebtedness.”
Summary of Risk Factors
Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition and results of operations, which could cause the trading price of our common stock to decline and could result in a partial or total loss of your investment. You should consider these risks before making a decision to invest in shares of our common stock. These risks are discussed more fully in “Risk Factors” in this prospectus. The following is a summary of some of the principal risks we face:
•the high degree of competition in the markets in which we operate;
•our reliance on the performance of distributors, route operators, suppliers, retailers and servicers;
•our ability to achieve and maintain a high level of product and service quality;
•fluctuations in the cost and availability of raw materials;
•our exposure to international markets, particularly emerging markets;
•our exposure to costs and difficulties of acquiring and integrating complementary businesses and technologies;
•our exposure to worldwide economic conditions and potential global economic downturns;
•the impact of potential adverse relations with employees;
•the impact of tariffs and exchange rate fluctuations;
•the potentially significant costs of complying with environmental, health and safety (“EHS”) laws, including those relating to energy and water usage and efficiency;
•our reliance on information technology systems and proprietary software;
•compliance with data privacy and security laws;
•our potential exposure to data security incidents;
•our substantial indebtedness;
•compliance with trade and export control laws;
•our principal stockholder will continue to have significant influence over us after this offering; and
•upon the listing of our common stock on the NYSE, we will be a “controlled company” within the meaning of its corporate governance standards.
Our History
Our business began in 1908 in Ripon, Wisconsin when we introduced a hand-operated washer to the marketplace. Industry leading features were introduced under the Speed Queen brand with the introduction of stainless steel wash tubs in 1938 and automatic washers and dryers in 1952. The spirit of innovation, quality and reliability persists to this day. We manufacture durable products with high-quality steel that are meticulously tested and augmented by novel technologies. More recently, we introduced our pioneering ProCapture lint capture technology in 2023 and have developed our digital platform that can be leveraged across our brands to monitor product performance, business revenues and provide fleet management efficiencies, among other benefits. We sell our highly engineered products across a portfolio of five strategic brands: Speed Queen (which, according to a third-party market study, has the highest Net Promoter Score in North America), Huebsch, UniMac, IPSO and Primus.
Principal Stockholder
On August 31, 2015, our principal stockholder, members of our management and certain other institutional investors (the “Minority Investment Institutional Co-Investors”) indirectly acquired 100% of the outstanding equity interests in Alliance Laundry Holdings (the “BDTCP Transaction”). Since the BDTCP Transaction, our principal stockholder has continued to consist of funds affiliated with BDT & MSD, a merchant bank with an advisory and investment platform built to serve the distinct needs of business owners and strategic, long-term investors. Its funds are managed by its affiliated investment advisers, BDTCP and MSD Partners, L.P.
After the closing of this offering, our principal stockholder will own approximately 76.0% of our outstanding common stock (or approximately 73.4% if the underwriters exercise their option to purchase additional shares in full).
Corporate Information and Structure
Our principal executive office is located at 221 Shepard Street, Ripon, Wisconsin 54971 and our telephone number is (920) 748-3121. Our website address is www.alliancelaundry.com. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus, and you should not rely on any such information in making the decision whether to purchase shares of our common stock.

The following chart shows our simplified organizational structure immediately following the completion of this offering, assuming no exercise of the underwriters’ option to purchase additional shares:

Principal Stockholder*
Management**
Public Stockholders
76.0%
6.7%
17.3%
Alliance Laundry Holdings Inc.
100 %
Alliance Laundry Holdings LLC
100 %
Alliance Laundry Systems LLC
U.S. Borrower under the Credit Agreement
100 %
Operating Subsidiaries

__________________
*Our principal stockholder holds its interest in Alliance Laundry Holdings through BDT Badger Holdings, LLC (“BDTBH”). The Minority Investment Institutional Co-Investors also hold their interests in Alliance Laundry Holdings through BDTBH (“Co-Investment Shares”). Our principal stockholder has sole voting power and investment power with respect to all shares of Alliance Laundry Holdings held by BDTBH, including the Co-Investment Shares.
**Management includes current directors, executive officers and employees as well as certain former directors, executive officers and employees.

The Offering
This summary highlights information presented in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before investing in our common stock. You should carefully read this entire prospectus before investing in our common stock, including “Risk Factors” and our consolidated financial statements. Share information presented below and elsewhere in this prospectus, including our historical financial information, reflects a 142-for-1 forward stock split of our common stock approved by our Board of Directors on September 25, 2025 and effected by the filing of a Certificate of Amendment with the Delaware Secretary of State on September 26, 2025.

Issuer in this offering	Alliance Laundry Holdings Inc.

Common stock offered by us	24,390,243 shares.

Common stock offered by the principal stockholder	9,756,097 shares (or 14,878,048 shares if the underwriters exercise in full their option to purchase additional shares from the principal stockholder).

Underwriters’ option to purchase additional shares of common stock
The principal stockholder has granted to the underwriters a 30-day option from the date of this prospectus to purchase up to an additional 5,121,951 shares of our common stock. Such shares are offered by the principal stockholder at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions.

Common stock to be outstanding immediately after this offering	197,192,774 shares.

Common stock to be held by the principal stockholder after this offering	149,800,476 shares (or 144,678,525 shares if the underwriters exercise in full their option to purchase additional shares from the principal stockholder).

Use of proceeds
We estimate that the net proceeds to us from this offering will be approximately $463.75 million based on an assumed initial public offering price of $20.50 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
Certain of the shares of common stock offered by this prospectus are being sold by the principal stockholder. We will not receive any of the proceeds from the sale of shares by the principal stockholder in this offering, including any such proceeds received by the principal stockholder from any exercise by the underwriters of their option to purchase additional shares. For information about the principal stockholder, see “Principal and Selling Stockholder.”
We intend to use the net proceeds to us from this offering to repay outstanding indebtedness under the Term Facility (as defined in “Description of Certain Indebtedness”). See “Use of Proceeds.”

Controlled company
Upon the completion of this offering, our principal stockholder will control approximately 76.0% of the combined voting power of our outstanding common stock (or 73.4% if the underwriters exercise in full their option to purchase additional shares from the principal stockholder).
As a result, we will be a “controlled company” under the corporate governance standards of the NYSE. Under these standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards. See “Management—Controlled Company” and “Risk
Factors—Risks Relating to this Offering and Ownership of Our
Common Stock—Upon the listing of our common stock on the NYSE, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE. As a result, we
will qualify for, and may in the future rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.”

Dividend Policy
We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate declaring or paying any cash dividends in the near term. The declaration and payment by us of any future dividends to holders of shares of our common stock will be at the sole discretion of our Board of Directors and will depend on our financial condition, earnings, cash needs, capital requirements (including requirements of our subsidiaries), contractual, legal, tax and regulatory restrictions, and any other factors that our Board of Directors deems relevant in making such a determination. Additionally, we are a holding company and do not conduct any business operations of our own. As a result, our ability to pay cash dividends on shares of our common stock is dependent upon cash dividends, distributions and other transfers from our subsidiaries. Our Credit Agreement imposes restrictions on certain of our subsidiaries’ ability to pay dividends or other distributions to us. We may also enter into other credit agreements or borrowing arrangements in the future that could restrict our ability to declare or pay cash dividends. Therefore, we cannot assure you that we will pay any cash dividends or other distributions to holders of shares of our common stock, or as to the amount of any such cash dividends or other distributions. See “Dividend Policy.”

Conflict of Interest
BDT & MSD, a participant in the underwriting syndicate for this offering, is an affiliate of our principal stockholder. In addition, BDT & MSD has previously provided placement and other financial advisory services to Alliance Laundry Holdings, for which BDT & MSD has received customary fees. BDT & MSD may, in the future, provide similar services to the Company and may receive customary fees for such services.
As a result, BDT & MSD is deemed to have a “conflict of interest” under Rule 5121(f)(5) of the Conduct Rules of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, this offering is being made in compliance with Rule 5121(a)(1) of FINRA’s Conduct Rules. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering as the member primarily responsible for managing the public offering does not have a conflict of interest, is not an affiliate of any member that has a conflict of interest and meets the requirements of paragraph (f)(12)(E) of Rule 5121. Further, a prominent disclosure of this conflict of interest has been included in this prospectus. BDT & MSD will not confirm sales of the shares of our common stock to any account over which it exercises discretionary authority without the specific written approval of the account holder. See “Underwriting (Conflicts of Interest).”

Indication of Interest
One or more funds and/or accounts managed by Capital and Kayne Anderson Rudnick have each indicated an interest in purchasing up to $100 million in shares of common stock in this offering at the initial public offering price. Because these indications of interest are not binding agreements or commitments to purchase, each of Capital and Kayne Anderson Rudnick may determine to purchase more, less or no shares in this offering or the underwriters may determine to sell more, less or no shares to such entities. The underwriters will receive the same underwriting discount on any of our shares of common stock purchased by each of Capital and Kayne Anderson Rudnick as they will from any other shares sold to the public in this offering. Shares purchased by Capital and Kayne Anderson Rudnick in this offering will not be subject to a lock-up agreement. See “Underwriting.”

Director Participation
Certain of our directors may be allocated shares in this offering at the public offering price. Any such allocations will be made at the discretion of the underwriters, and there is no assurance as to the number of shares, if any, that may be allocated to such persons.

Risk factors	You should read the “Risk Factors” section and the other information included in this prospectus for a discussion of the factors to consider before deciding to invest in shares of our common stock.

Proposed listing and symbol
We have applied to list our common stock on the NYSE under the trading symbol “ALH”. The consummation of this offering is conditioned on the shares offered hereby having been approved for listing on the NYSE, subject only to official notice of issuance.

The number of shares of our common stock that will be outstanding after this offering is based on 172,802,531 shares of common stock outstanding as of September 29, 2025 which gives effect to the Assumed Share Events (as defined below), and excludes:
•10,065,768 shares of our common stock issuable upon exercise of options to purchase shares of our common stock outstanding under the Alliance Laundry Holdings Inc. 2015 Stock Option Plan (the “2015 Stock Option Plan”) as of September 29, 2025, with a weighted-average exercise price of $7.43 per share;
•8,640,000 shares of our common stock reserved for future issuance under the Alliance Laundry Holdings Inc. 2025 Omnibus Incentive Compensation Plan (the “2025 Plan”), including up to 461,463 shares of our common stock (based on an expected aggregate IPO Grant (as defined below) size of $9.46 million and an assumed initial public offering price of $20.50 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus) issuable in respect of the IPO Grants, as more fully described in “Executive Compensation—Post-Offering Compensation—IPO Grants”; and
•2,592,000 shares of our common stock reserved for future issuance under the Alliance Laundry Holdings Inc. 2025 Employee Stock Purchase Plan (the “ESPP”).
Unless otherwise indicated, all information in this prospectus assumes (collectively, the “Assumed Share Events”):
•an initial public offering price of $20.50 per share of common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus;
•no exercise of outstanding options subsequent to September 29, 2025, except as described above;
•the 142-for-1 forward stock split of our common stock. The purpose of the stock split is to target an appropriate initial price per share of the common stock in connection with the pricing of this offering; and
•no exercise by the underwriters of their option to purchase up to an additional 5,121,951 shares of our common stock.
The financial statements and the related notes thereto included elsewhere in this prospectus, including the share and per share information, are presented only on a historical basis but reflect the 142-for-1 forward stock split on a retroactive basis for all periods.

SUMMARY CONSOLIDATED FINANCIAL DATA
The following summary consolidated financial data as of December 31, 2024 and 2023 and for each of the years ended December 31, 2024, 2023 and 2022 are derived from audited consolidated financial statements of ALH Holding Inc. and the accompanying notes that are included elsewhere in this prospectus. On August 8, 2025, ALH Holding Inc. filed a Certificate of Amendment to its Certificate of Incorporation to change its name to Alliance Laundry Holdings Inc. The following summary interim consolidated financial data as of June 30, 2025 and for each of the six months ended June 30, 2025 and 2024 are derived from our unaudited interim consolidated financial statements of Alliance Laundry Holdings Inc. and the accompanying notes that are included elsewhere in this prospectus.
The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for a fair presentation of the unaudited interim consolidated financial statements.
The historical results presented below are not necessarily indicative of financial results to be achieved in future periods, and our interim results are not necessarily indicative of the results that may be expected for the full year or any other period. The summary consolidated financial data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. The information in this section gives retroactive effect to the 142-for-1 forward stock split effected on September 26, 2025.
Consolidated statements of operations data:

	For the Six Months Ended		For the Year Ended
(in thousands, except per share data)	June 30, 2025	June 30, 2024	Dec. 31, 2024	Dec. 31, 2023	Dec. 31, 2022
Net revenues	$836,757	$729,009	$1,508,440	$1,365,154	$1,376,277
Costs and expenses	517,547	459,280	957,189	892,062	956,872
Gross profit	319,210	269,729	551,251	473,092	419,405
Total operating expenses	150,877	124,974	267,238	237,408	239,241
Operating income	168,333	144,755	284,013	235,684	180,164
Interest expense, net	84,288	58,431	132,001	123,397	58,099
Other expenses/(income), net	20,908	(230)	28,563	7,832	6,041
Income before taxes	63,137	86,554	123,449	104,455	116,024
Provision for income taxes	14,874	18,977	25,130	16,226	16,374
Net income	$48,263	$67,577	$98,319	$88,229	$99,650

Net income per share attributable to common stockholders:
Basic	$0.28	$0.40	$0.58	$0.52	$0.57
Diluted	$0.28	$0.39	$0.56	$0.51	$0.56
Weighted average number of common shares outstanding
Basic	170,671	170,554	170,591	171,087	173,496
Diluted	174,763	173,516	174,331	173,642	176,945

Consolidated balance sheets data:

	As of
(in thousands)	June 30, 2025	Dec. 31, 2024	Dec. 31, 2023
Assets
Total current assets	$800,375	$668,157	$693,711
Total assets	2,964,882	2,832,105	2,854,998
Liabilities and Stockholders’ Equity
Current liabilities	509,202	478,665	471,579
Long-term debt, net	2,035,732	2,034,545	1,237,554
Asset backed borrowings - owed to securitization investors	387,898	382,910	347,959
Total liabilities	3,141,377	3,109,433	2,304,068
Stockholders’ equity/(deficit)	(176,495)	(277,328)	550,930
Total liabilities and stockholders’ equity/(deficit)	$2,964,882	$2,832,105	$2,854,998
Non-GAAP Financial Measures
We regularly review non-GAAP measures to evaluate our business, measure our performance and manage our operations, including identifying trends affecting our business, formulating business plans and making strategic decisions. We believe that non-GAAP measures provide an additional way of viewing aspects of our operations that, when viewed together with our GAAP results, provide a more complete understanding of our results of operations and the factors and trends affecting our business. These non-GAAP financial measures are also used by our management to evaluate financial results and to plan and forecast future periods. Non-GAAP financial measures should be considered a supplement to, and not a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP. Non-GAAP financial measures used by us may differ from the non-GAAP measures used by other companies, including our competitors.
“Adjusted EBITDA” represents net income before provision for income taxes, interest expense, depreciation and amortization and is further adjusted to exclude certain expenses not representative of our ongoing operations and other charges not involving cash outlays and “Adjusted EBITDA Margin” represents Adjusted EBITDA divided by net revenues. Management utilizes Adjusted EBITDA and Adjusted EBITDA Margin as measures of operating performance. Management believes that these non-GAAP financial measures are useful to investors for period-to-period comparisons of the Company’s business and in understanding and evaluating the Company’s operating results. In evaluating these metrics, investors should be aware that in the future we may incur expenses similar to those eliminated in this presentation. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures and Key Operating Metrics—Adjusted EBITDA and Adjusted EBITDA Margin” for further information on our use of non-GAAP financial measures.

Non-GAAP Reconciliation
The following table presents a reconciliation of net income to Adjusted EBITDA and Adjusted EBITDA Margin for the periods presented:

	For the Six Months Ended June 30,		For the Year Ended December 31,
(in thousands except for percentages)	2025	2024	2024	2023	2022	2021	2020	2019
Net income	$48,263	$67,577	$98,319	$88,229	$99,650	$81,976	$36,901	$87,466
Provision for income taxes	14,874	18,977	25,130	16,226	16,374	9,610	16,956	7,734
Interest expense	84,288	58,431	132,001	123,397	58,099	60,770	76,735	74,599
Depreciation and amortization	45,958	44,909	90,169	88,704	87,284	87,464	85,310	81,368
EBITDA	193,383	189,894	345,619	316,556	261,407	239,820	215,902	251,167
Refinancing and debt related costs (1)	1,054	—	33,217	—	223	—		—
Shared-based compensation (2)	1,771	1,776	3,263	3,343	3,144	4,230	1,668	1,941
Pension termination costs (3)	—	—	—	7,011	4,619	—	—	—
Strategic transaction costs (4)	3,044	4,668	5,803	1,083	437	—	—	—
Foreign exchange (gain)/loss on intercompany loans (5)	19,854	(230)	(4,654)	484	1,931	6,364	3,414	(1,978)
Union agreement bonus (6)	—	—	—	—	—	2,819	—	—
Acquisition earnouts (7)	—	—	—	—	—	5,272	—	—
Adjusted EBITDA	$219,106	$196,108	$383,248	$328,477	$271,761	$258,505	$220,984	$251,130
Net revenues	$836,757	$729,009	$1,508,440	$1,365,154	$1,376,277	$1,214,028	$937,794	$1,074,521
Net income margin	5.8%	9.3%	6.5%	6.5%	7.2%	6.8%	3.9%	8.1%
Adjusted EBITDA Margin	26.2%	26.9%	25.4%	24.1%	19.7%	21.3%	23.6%	23.4%
__________________
(1)Represents fees in connection with the Credit Agreement and predecessor credit facilities.
(2)Non-cash expenses related to equity awards granted to management.
(3)Expenses related to the termination and settlement of pension obligations, including settlement charges and amortization of net actuarial losses.
(4)Comprised of professional fees, advisory services and other expenses related to acquisitions and other strategic initiatives.
(5)Foreign exchange (gains)/losses on intercompany loans where the lender or borrower’s functional currency differs from the loan denomination currency.
(6)Bonus paid to members of the United Steelworkers union upon ratification of a five-year contract in December 2021.
(7)Contingent consideration payable to former owners of acquired businesses based on the achievement of predetermined financial targets during specified post-acquisition measurement periods.

RISK FACTORS
An investment in our common stock involves risks. You should carefully consider the following risks, together with the other information contained in this prospectus, before investing in shares of our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial also may affect our business, prospects, operating results or financial condition. If any of these risks actually occurs, our business, prospects, operating results or financial condition could suffer materially, the trading price of our common stock could decline and you could lose all or part of your investment.
This prospectus also contains forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements” elsewhere in this prospectus. Our actual results could differ materially and adversely from those anticipated in the forward-looking statements as a result of certain factors, including the risks facing us.
Risks Relating to Our Business
We design, manufacture and service products that incorporate innovative technologies. The introduction of new products and technologies involves risks, and we may not realize the degree or timing of benefits initially anticipated.
Our future success depends on designing, developing, producing, selling and supporting innovative products with innovative technologies and anticipating industry changes. The regulations and policies applicable to our products, as well as our customers’ product and service needs, change from time to time. Moreover, regulatory and policy changes, including those relating to energy infrastructure, consumption and efficiency, as well as those aimed at addressing climate change and other events and their impacts, may render our products and technologies non-compliant or non-competitive and may subject us to operational, compliance, business and reputational risks and increased costs. See “Risks Relating to Government Regulation and Litigation—Energy efficiency, water usage standards and other product-related standards could adversely affect our industry.” Our ability to realize the anticipated benefits of our technological advancements or product improvements—including those associated with regulatory or policy changes—depends on a variety of factors, including: meeting development, production and regulatory approval schedules; meeting performance plans and expectations; the availability of raw materials and parts; our suppliers’ performance; our distributors’ performance; the hiring, training and deployment of qualified personnel; achieving efficiencies; identifying emerging regulatory and technological trends; validating innovative technologies; the level of customer interest in new technologies and products; and the costs and customer acceptance of our new or improved products.
Our research and development efforts, including those aimed at advancing the environmental sustainability of our products, such as reducing product water and energy consumption, may not culminate in new technologies or timely products, or may not meet the needs or expectations of our customers as effectively as competitive offerings. Our competitors may develop competing technologies that gain market acceptance before or instead of our products. In addition, we may not be successful in anticipating or reacting to changes in the regulatory environments in which our products are sold, and the markets for our products may not develop or grow as we anticipate.
Additionally, our products and services also may incorporate technologies developed or manufactured by third parties, which, when combined with our technology or products, creates additional risks and uncertainties. As a result, the performance and market acceptance of these third-party products and services could affect the level of customer interest and acceptance of our own products in the marketplace.
We operate in a competitive market.
We have several large competitors within the markets in which we operate. There can be no assurance that significant new competitors or increased competition from existing competitors will not have a material adverse effect on our business, financial condition, results of operations and cash flows. There can be no assurance that we will not encounter increased competition in the future, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

In addition, we may face competition from companies outside of the U.S. that may have lower costs of production (including labor or raw materials). These companies may pass along these lower production costs to customers, resulting in a lower price for products like ours. As a result, our revenues and profits could be adversely affected. Certain of our competitors have more experience than we do in the international markets we compete in. As a result, certain of our competitors may have preexisting relationships with customers and may have obtained regulatory approvals in foreign jurisdictions, which may negatively affect our ability to compete successfully in these international markets.
Our business depends on the performance of our third-party distributors, route operators and suppliers who are subject to additional risks that are beyond our control, including those that could harm our business, financial condition and results of operations.
We utilize third-party distributors to sell our products into international end-markets and route operators with global delivery systems in order to manage the delivery of our products to such distributors. We rely on over 600 distributors worldwide who provide services from design and installation to aftermarket. Additionally, though our strategy generally involves sourcing inputs from the same or nearby geographic regions as our manufacturing facilities, we continue to face risks associated with supply disruptions or delays in shipments and supply chains regionally and globally. As a result of our international operations, we are subject to risks associated with doing business in multiple jurisdictions, including retailer and consumer boycotts due to actual or perceived ethical, environmental, social or political issues in certain countries in which we do business and where our products are distributed, including reputational harm related to substantiated or unsubstantiated human rights and labor concerns; the need to navigate and difficulty ensuring compliance with existing and new laws and regulations in many jurisdictions, including those relating to labor conditions and workplace safety, environmental protection, chemical regulations, water and energy usage, quality and safety standards, imports, duties, taxes and other changes on imports; reduced protection for intellectual property rights in some countries; disruptions or delays in shipments and supply chains globally; and changes in local economic conditions where distributors, suppliers, route operators, retailers and customers are located. If our internal controls and compliance programs do not adequately monitor, deter or prevent our employees as well as our distributors, route operators, suppliers and other third parties with whom we do business from violating anti-bribery, anti-corruption or trade laws and regulations, we may incur defense costs, fines, penalties, reputational harm, business disruptions and damage to our business.
In particular, compliance with sanctions and customs trade orders could affect the sourcing and availability of raw materials used by our suppliers in the manufacturing of certain of our products. Our ability to successfully import such materials may be adversely affected by changes in laws across jurisdictions. There are also increasing requirements and expectations in various jurisdictions that companies proactively monitor the environmental and social performance of their value chain, including compliance with a variety of labor practices and human rights considerations, as well as consideration of a wider range of environmental and social matters, including the end-of-life considerations for products. For example, various jurisdictions have adopted, or are considering adopting, regulations that would require organizations to, among other things, conduct due diligence to identify certain environmental and human rights risks in their supply chains and take steps to mitigate any such risks identified. We have been and may continue to be subject to costs associated with such regulations, as well as any future regulations on the source of products or their component parts or materials, including for the diligence pertaining to these matters and the cost of remediation and other changes to products, processes or sources of supply as a consequence of such verification activities. The impact of such regulations may result in a limited pool of acceptable suppliers, and we cannot guarantee that we will be able to obtain products in sufficient quantities at competitive prices and of similar quality. Additionally, because our supply chain is complex, we may face regulatory challenges in complying with applicable sanctions and trade regulations and reputational challenges with our consumers and other stakeholders if we are unable to sufficiently verify the origins of the materials used in the products we sell. See “Risks Relating to Our Business—Tariffs and other trade restrictions could adversely affect our business and financial results, and we may not be able to raise prices sufficiently to offset increased costs caused by any such tariffs.” for more information on tariff-related risks. Even if we comply with applicable regulations, we may be subject to additional expectations and scrutiny from investors, business partners, wholesale partners, consumers or other stakeholders on our environmental and human rights practices. These expectations are evolving quickly, and, as a result, certain of our actions or decisions, either currently or in the future, may be perceived to not align with best practices or as otherwise inconsistent with stakeholder expectations, which could damage our reputation and adversely impact our business. See “Risks Relating to Government Regulation and Litigation—We are subject to risks related to environmental, social and governance (“ESG”) and sustainability laws, regulations, policies and initiatives.”
Further, if any distributors, route operators, suppliers, retailers or servicers are unable or unwilling to perform according to the negotiated terms and timetable of its respective agreement for any reason or if any terminates its agreement, we would be required to engage a substitute distributor, supplier, retailer or servicer. This would likely result in significant project delays and increased costs, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
We do not have long-term purchase commitments from our distributors, suppliers and retailers and may have to rely on distributor, supplier and retailer forecast in making production decisions, and any cancellation of purchase commitments or orders may result in the waste of raw materials or work in process associated with those orders, reducing both our revenues and profitability.
A variety of conditions, both specific to our distributors and generally affecting the demand for these products, may cause our distributors to cancel, reduce or delay orders. Cancellations, reductions or delays by a significant distributor or a number of distributors would result in a material reduction in our revenue. Those distributor decisions could also result in excess and obsolete inventory or unabsorbed manufacturing capacity, which could reduce our profits or impair our cash flow. On occasion, distributors require rapid increases in production, which could strain our resources, leading to a potential reduction in our margins because of the additional costs necessary to meet those demands.
Our distributors generally do not make firm, long-term volume purchase commitments. In addition, industry trends over the past five years have led to dramatically shortened lead times on purchase orders, as rapid product cycles have become the norm. Although we sometimes enter manufacturing contracts with our customers, these contracts principally clarify order lead times, inventory risk allocation and similar matters, rather than providing for firm, long-term commitments to purchase a specified volume of products at a fixed price. As a result, distributors can generally cancel purchase commitments or reduce or delay orders at any time. The large percentage of our sales to distributors in the industry, which is subject to severe competitive pressure, rapid technological change and product obsolescence, increases our inventory and overhead risks, among others, as we must maintain inventories of raw materials, work in process and finished goods to meet customer delivery requirements, and those inventories may become obsolete if the anticipated market demand does not materialize. Additionally, there has been consolidation of distributors in our industry. Increased consolidation may result in fewer alternatives for distributors, which in turn could decrease our bargaining power as it relates to pricing and purchase order terms.
We also make significant decisions, including determining the levels of business that we will seek and accept, production schedules, component and raw material procurement commitments, facility requirements, personnel need, and other resource requirements, based upon our estimates of distributor requirements. The short-term nature of our distributors’ commitments and the possibility of rapid changes in demand for these products reduce our ability to estimate accurately their future requirements. Because many of our costs and operating expenses are fixed, a reduction in customer demand can reduce our gross margins and operating results. To transact business, we assess the integrity and creditworthiness of our distributors and suppliers and we may, based on this assessment, incur design and development costs that we expect to recoup over several orders produced for the customer. Such assessments are not always accurate and expose us to potential costs, including the write off costs incurred and inventory obsolescence if the orders anticipated do not materialize. We may also occasionally place orders with suppliers based on a customer’s forecast or in anticipation of an order that is not realized. Additionally, from time to time, we may purchase quantities of supplies and materials greater than required by customer orders to secure more favorable pricing, delivery or credit terms. These purchases can expose us to losses from cancellation costs, inventory carrying costs or inventory obsolescence, and hence adversely affect our business and operating results.

Our business depends on our customers and their continued engagement with us.
Our business depends upon the financial viability of our customers and the preservation of our relationships with them. Some of our sales arrangements with these customers are by purchase order and are terminable at will at the option of either party, rather than long-term contracts. For customers with long-term contracts, these customers have no obligation to renew their contracts after their initial contract is satisfied, and in the normal course of business, some customers will elect not to pursue additional contracts for our products. Any material cancellation, reduction or delay in purchases by these customers could have a material adverse effect on our business, financial condition, results of operations and cash flows. Additionally, certain of our contractual arrangements with customers limit our ability to raise our prices during the term of the contract. These limitations may restrict our ability to respond to inflationary pressures, resulting in a negative impact to our business, financial condition, results of operations and cash flows.
Moreover, our continued success depends in part on our ability to sell additional products, updated products replacing pre-existing products or enhancements to pre-existing products to our current customers. This may require increasingly sophisticated and costly sales efforts. Similarly, the rate at which our customers purchase new products depends on a number of factors, including general economic conditions and customer receptiveness to any price changes related to these additional features and services.
Price fluctuations or shortages of raw materials could adversely affect our operations.
The major raw materials and components we purchase for our production process are carbon and stainless steel, motors, aluminum castings, electronic controls, corrugated boxes and plastics. The price and availability of these raw materials and components are subject to market conditions affecting supply. Many of the commodities that affect our raw material and component costs have fluctuated significantly over the past several years, due to supply and demand trends, government regulations and tariffs, currency exchange rates, transportation costs and global economic factors. We take steps to contain such cost fluctuations by using hedge instruments or contracts, implementing price increases, increasing our inventory or entering into fixed-price contracts. However, there can be no assurance that any such mitigation efforts, including holding excess inventory, will be effective, or that any such price increases would not negatively impact customer demand, such that increases in raw material or component costs (to the extent we are unable to pass on such higher costs to customers) will not have a material adverse effect on our business, financial condition, results of operations and cash flows.
We purchase a portion of these raw materials and component parts from foreign suppliers using foreign currency, and as a result, we are subject to exchange rate fluctuations. Complex global political and economic dynamics can affect exchange rate fluctuations. For example, the implementation of tariffs, quotas, duties or other measures related to the level of trade between the United States and other markets could impact the value of the U.S. dollar. It is difficult to predict future fluctuations and the effect these fluctuations may have on our business, financial condition, results of operations and cash flows. Our reliance on suppliers to secure the raw materials and components used in our products, and on service providers to deliver our products, also exposes us to volatility in the prices and availability of these services. Because we maintain limited raw material and component inventories, even brief unanticipated delays in delivery by suppliers, including those due to capacity constraints, labor disputes, impaired financial condition of suppliers, weather emergencies or natural or man-made disasters, may impair our ability to satisfy our customers’ needs and could adversely affect our business and financial performance.
We face inventory risk caused by inherent uncertainty in inventory forecasting and production planning.
We are exposed to inventory risks that may adversely affect our operating results as a result of new product launches, changes in product pricing, defective products and associated product liability and changes in consumer demand and spending patterns. We endeavor to accurately predict these changes and avoid overstocking or understocking products we manufacture or sell. Demand for products, however, can change significantly between the time we order major raw materials and components we purchase for our production process and the date of sale of our resulting inventory. In addition, when we begin selling or manufacturing a new product, it may be difficult to establish third-party distributor relationships for sale of such new product, determine appropriate product or component selection, or accurately forecast demand. The acquisition of raw materials and components we purchase for our production process requires significant lead-time and prepayment, and they may not be returnable. We carry a broad selection and significant inventory levels of certain products, and at times we are unable to sell products in sufficient quantities or meet consumer demand. If our inventory forecasting and production planning processes result in higher inventory levels exceeding the levels demanded by customers or should our customers decrease their orders with us, our operating results could be adversely affected due to costs of carrying the inventory and additional inventory write-downs for excess and obsolete inventory.
We depend on suppliers, including single-source suppliers and, in certain cases, sole-source suppliers, to consistently supply us with components for our products, and any failure to procure such components could have a material adverse effect on our product inventories, sales, operating results and cash flows.
We rely on single-source suppliers for certain proprietary component parts in our products. A single-source supplier is a supplier from which we make all purchases of a particular component used in our products even though other suppliers of the component exist. A sole-source supplier is a supplier from which we make all purchases of a particular component used in our product, and the supplier is the only source of that particular component in the market. If these single-source or sole-source suppliers were to cease or interrupt production or otherwise fail to supply these components to us, we would be unable to obtain these proprietary component parts for an indeterminate period of time, which could adversely affect our product inventories, sales, operating results and cash flows. These single-source and sole-source suppliers also expose us to pricing risk.
Establishing additional or replacement suppliers for any of these materials or components, if required, could limit our ability to manufacture our products, result in production delays and increased costs and adversely affect our ability to deliver products to our customers on a timely basis or at all. Delays related to supplier changes could also arise due to increased shipping times if new suppliers are located farther away from our markets or from other participants in our supply chain. In addition, freight capacity issues continue to persist worldwide as there is much greater demand for shipping and reduced capacity and equipment. If we are not able to identify alternate sources of supply for the components, we might need to modify our product to use substitute components, which could cause delays in shipments, increase design and manufacturing costs and increase prices for our products. Any such modified product might not be as effective as the predecessor product or might not gain market acceptance. This could lead to customer or consumer dissatisfaction and damage to our reputation and could materially and adversely affect our product inventories, sales, operating results and cash flows.
Operations at any of our suppliers’ facilities are subject to disruption for a variety of reasons, including, but not limited to, work stoppages, labor relations, intellectual property claims against suppliers, information technology failures, cybersecurity incidents, data breaches and hazards such as fire, earthquakes, flooding or other natural or man-made disasters. Such disruptions could interrupt our ability to manufacture certain products, which could negatively impact our revenue and earnings performance. It may be difficult or impossible for us to obtain insurance to protect against any such disruptions at an adequate coverage level or at all.
Global economic downturns could negatively impact our suppliers and customers.
Our suppliers and customers are subject to some of the same risks regarding worldwide economic conditions, and therefore could be negatively affected by global economic downturns. Such downturns may tighten credit markets and lower liquidity levels and there can be no assurance that conditions will improve. Lower credit availability may increase borrowing costs for our customers and suppliers. In addition, some of our customers and suppliers may experience financial problems due to reduced access to credit and lower revenues. Financial duress may prompt some of our suppliers to seek to renegotiate supply terms with us, eliminate or reduce production of certain components we purchase or file for bankruptcy protection. In addition, some of our customers may be unable to obtain financing to purchase products or meet their payment obligations to us. Further, negative economic conditions could result in the insolvency of one or more of our customers or suppliers.
Failure to achieve and maintain a high level of product and service quality could damage our reputation with customers, increase our costs or otherwise negatively impact our results and market share.
Product and service quality issues could harm customer confidence in our products, company and our brands. If certain of our product and service offerings do not meet applicable safety standards or our customers’ expectations regarding safety or quality, or if we fail to obtain or maintain applicable product safety certifications, we can experience lost sales or increased costs and we can be exposed to legal, financial and reputational risks, including due to poor reviews on consumer review platforms and through social media. Our ability to satisfy customer expectations and respond to any negative feedback quickly and effectively may impact our results. Actual, potential or perceived product safety concerns could also expose us to litigation as well as government enforcement actions. In addition, when our products fail to perform as expected, we may be exposed to warranty, product liability, personal injury and other claims in the future.
While we maintain strict quality controls and procedures, we cannot be certain that these controls and procedures will reveal defects in our products or their raw materials, which may not become apparent until after the products have been placed in use in the market. Accordingly, there is a risk that products will have defects, which could require a product recall or field corrective action. Product recalls and field corrective actions can be expensive to implement and may damage our reputation, customer relationships and market share.
We provide our customers a warranty covering workmanship and, in some cases, materials in products we manufacture, and we have in the past faced, and may in the future face, potential warranty or safety breaches in products we manufacture. Certain of our product warranties also include coverage for the labor cost of the servicing company. If a product fails to comply with the warranty, we may be obligated, at our expense, to correct any defect by repairing or replacing the defective component, and we have in the past been, and may in the future be, required to incur such expense to resolve warranty or safety claims. We maintain warranty reserves in an amount based primarily on the number of units shipped and on historical and anticipated warranty claims. However, there can be no assurance that future warranty claims will follow historical patterns or that we can accurately anticipate the level of future warranty claims. An increase in the rate of warranty claims or the occurrence of unexpected warranty claims could materially and adversely affect our business, financial condition, results of operations and cash flows.
In many jurisdictions, product liability claims are not limited to any specified amount of recovery. Personal injury or property damage lawsuits resulting from product liability risks may involve individual and purported class actions. We cannot be sure that our existing insurance or any additional insurance will provide adequate coverage against potential liabilities and any such liabilities could adversely affect our business, financial condition, results of operations and cash flows. In addition to direct expenditures for damages, settlements and defense costs, there is also a possibility of adverse publicity as a result of product liability claims.
A recall or claim could require us to review our entire product portfolio to assess whether similar issues are present in other products, which could result in a significant disruption to our business and which could have a further adverse impact on our business, financial condition, results of operations and cash flows. There can be no assurance that we will not experience any material warranty or product liability claims in the future, that we will not incur significant costs to defend such claims or that we will have adequate reserves or insurance to cover any recall, repair and replacement costs.
Product installation also frequently depends on third-party distributors or other service providers. Our inability to find qualified technicians to perform these installation services, or any of these service providers damaging or failing to properly install any of our products, could also expose us to warranty, product liability, personal injury or other claims in the future. Moreover, as customers often see these downstream service providers as an extension of the Alliance business despite their independence as third parties, any such issues could damage our reputation, customer relationships and market share.
Our financing programs to end-customers expose us to additional risks which could adversely affect our operations.
We offer an extensive financing program to end-customers, primarily laundromat owners, to assist them in their purchases of new equipment from our distributors or, in the case of route operators, from us. Typical terms for equipment financing receivables range from two years to twelve years. As of June 30, 2025, the average principal loan balance is approximately $0.1 million. We fund these financing programs through our $500.0 million Asset Backed Equipment Facility. In the case of a rapid amortization event or an event of default under our Asset Backed Equipment Facility, we will not be permitted to request new borrowings thereunder. In this case, or if certain limits in the size of our Asset Backed Equipment Facility are reached (either overall size or certain sublimits) or upon termination of our Asset Backed Equipment Facility, we would be required to obtain additional funding to support our customer financing program. Our inability to obtain such additional funding or our inability to securitize our equipment financing pursuant to the Asset Backed Equipment Facility could limit our ability to provide our end-customers with financing, which could result in the loss of sales and have a material adverse effect on our business, financial condition, results of operations and cash flows. See “Description of Certain Indebtedness—Asset Backed Facilities” for further information regarding our Asset Backed Equipment Facility.
Our financing program also subjects us to additional regulatory requirements and compliance obligations. In particular, the program requires that the Company be licensed as a lender in certain jurisdictions in which the Company operates. The Company has been subject to, and in the future may be subject to, potential supervision, examinations or enforcement actions by federal and state licensing and regulatory agencies or penalties for violations of financial services, consumer protections and other applicable laws and regulations. If any proceedings or investigations are determined adversely to us or result in legal actions, claims, regulatory proceedings, enforcement actions, or judgments, fines or settlements involving a payment of material amounts, or if injunctive relief is issued against us, our business, financial condition, results of operations and cash flows could be materially adversely affected.
Past growth may not be indicative of future growth.
Historically, we have experienced substantial sales growth through organic market share gains, geographic expansion, technological innovation, new product offerings, increased demand and acquisitions that have increased our size, scope and geographic footprint. However, our various business strategies and initiatives, including our growth initiatives, are subject to business, economic, regulatory and competitive uncertainties and contingencies, many of which are beyond our control. For example, delays in laundromat construction or increased permitting requirements may adversely impact our ability to expand our business. In certain prior periods, our results in a particular period have been impacted by unanticipated delays in construction. If we are not able to continue to compete in our markets, expand into new markets and grow our existing business, our business, financial condition, results of operations and cash flows could be adversely affected.
We may encounter certain risks and incur certain expenses when implementing our business strategy to continue to grow our international business, particularly in emerging markets.
The continued execution of our strategy to grow our international business could cause us to incur unforeseen capital expenditures or significant start-up expenses related to growth initiatives and cause us to incur losses on assets devoted to the strategy. In addition, expansion of international marketing and advertising efforts could lead to a significant increase in our marketing and advertising expenses and could increase our customer acquisition costs. Furthermore, certain international markets may not be receptive to our products and services or we may face increased competition from lower cost manufacturers. Any failure to continue to successfully execute this strategy could adversely affect our business, financial condition, results of operations and cash flows.
Further, we expect that sales to emerging markets will continue to account for a meaningful portion of our sales as developing nations and regions around the world increase their demand for our products. Emerging markets are subject to different risks as compared to more developed markets, and operating a business in an emerging market can involve a greater degree of risk than operating a business in more developed markets, including, in some cases, increased political, economic and legal risks. There is no guarantee that future political or economic instability will not occur in countries in which we operate, and the risks we may face with respect to these countries include the risk of unforeseen government actions, acts of god, terrorism, hostage taking, military repression, extreme fluctuations in currency exchange rates, high rates of inflation, labor unrest, war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits and contracts, changes in taxation policies, and restrictions on foreign exchange and repatriation, as well as changing political conditions, currency controls, export controls and governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction or other events. Moreover, emerging market governments and judiciaries often exercise broad, unchecked discretion and are susceptible to abuse and corruption. Additionally, financial turmoil in any emerging market country tends to adversely affect the value of investments in all emerging market countries as investors move their money to more stable, developed markets. Financial problems or an increase in the perceived risks associated with investing in companies in emerging economies could dampen foreign investment and adversely affect local economies in which we operate. While these factors and their impact are difficult to predict, any one or more of them could have a material adverse effect on our competitive position, results of operations, cash flows or financial condition.
We are exposed to the risk of foreign currency fluctuations.
Because a portion of our revenue is attributable to the sale of our products outside of the United States, we are exposed to adverse as well as beneficial movements in exchange rates between the U.S. dollar and the relevant foreign currency. Moreover, some of our operations are or will be conducted by subsidiaries organized in foreign countries. The results of operations and financial position of these subsidiaries will be reported in the relevant foreign currencies and then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements, which are stated in U.S. dollars. In addition, our balance sheet reflects non-U.S. dollar denominated assets and liabilities, including intercompany balances eliminated in consolidation. Accordingly, fluctuations in exchange rates may give rise to gains or losses when financial statements of non-U.S. operating subsidiaries are translated into U.S. dollars. The exchange rates between many of these currencies, including the euro, Czech koruna, Thai baht and U.S. dollar, have fluctuated significantly in recent years and may fluctuate significantly in the future. Such fluctuations may have a material adverse effect on our results of operations and financial position and may significantly affect the comparability of our results between financial periods.
Additionally, currency fluctuations may affect the prices we pay for the materials used in our products, and as a result, our operating margins may be negatively impacted by higher costs for certain cross border transactions.
We also incur currency transaction risk whenever one of our operating subsidiaries enters into a transaction using a different currency than its functional currency. While we attempt to reduce currency transaction risk by matching cash flows and payments in the same currency and entering into foreign exchange contracts for hedging purposes, we cannot provide assurance that we will be successful in reducing or hedging our exposure.
Our international operations expose us to worldwide economic conditions; unfavorable global economic conditions could lead to reduced revenues and negatively impact our results of operations.
We compete in various geographic regions and markets around the world and increasingly manufacture and sell our products outside of the United States. For the six-month period ended June 30, 2025, approximately 26% of our net revenue was attributable to products sold outside of the United States. Beyond our locations in the U.S., we have manufacturing facilities located in the Czech Republic, Thailand and China, and sales offices in nine different countries. We also export our products to other foreign countries, and expanding international sales is part of our growth strategy.
International operations generally are subject to various risks, including political, military, religious and economic instability, local labor market conditions, the imposition of tariffs, the impact of government regulations, foreign national priorities, government budgets, the effects of income and withholding tax, foreign exchange controls, repatriation of earnings, investments, governmental expropriation and differences in business practices. We may incur increased costs and experience delays or disruptions in product deliveries and receipt of payments in connection with international manufacturing and sales that could result in a loss of revenue. Unfavorable changes in the political, regulatory and business climate of various foreign jurisdictions in which we operate could have a material adverse effect on our business, financial condition, results of operations and cash flows. Additionally, government policies on international trade and investments such as import quotas, capital controls, taxes or tariffs or similar trade barriers, whether imposed by individual governments or regional trade blocs, can affect demand for our products and services, impact the competitive position of our products or services or encumber our ability to manufacture or sell products in certain countries.
In addition, we may also be affected by broader macroeconomic trends. We have experienced, and expect to continue to experience, fluctuations in sales and results of operations due to economic and business cycles. Several economic factors, including, but not limited to, gross domestic product, availability of consumer credit, interest rates, consumer sentiment and debt levels, fiscal and credit market uncertainty and foreign currency exchange rates, generally affect demand for our products. Higher unemployment rates, higher fuel and other energy costs, higher deficit spending and debt levels and higher tax rates adversely affect demand. A decline in economic activity and conditions in the markets in which we operate has had an adverse effect on our financial condition and results of operations in recent years, and future declines and adverse conditions could have a similar adverse effect.
The occurrence or continuation of any or all of these events could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Our business, financial condition and results of operations could be adversely affected by ongoing international conflicts and related disruptions in the global economy.
The global economy has been negatively impacted by the military conflict between Russia and Ukraine, and the ongoing conflict between Israel and Hamas has caused political, economic and military instability in Israel and surrounding regions. Our business may indirectly be adversely affected by these conflicts and their respective effects, including as a result of financial and economic sanctions imposed by governments in the U.S., United Kingdom and European Union, among others, on certain industry sectors and parties in Russia.
We are unable to predict the impact of either the Russia-Ukraine conflict or the Israel-Hamas conflict on our business or the global economy. The impact of further escalation of geopolitical tensions related to these conflicts or other unforeseen conflicts, including increased trade barriers or restrictions on global trade, is unknown and could result in heightened cybersecurity threats, protracted or further increased inflation, lower consumer demand, fluctuations in interest and foreign exchange rates and increased volatility in financial markets, among other things, any of which could adversely affect our business, financial condition, results of operations and cash flows.
The costs and difficulties of acquiring and integrating complementary businesses and technologies could impede our future growth, diminish our competitiveness and harm our operations.
As part of our growth strategy, from time to time we consider selective acquisitions of complementary businesses. We might not be able to identify suitable acquisition candidates or business relationships, negotiate acceptable terms for such acquisitions or relationships or obtain necessary financing on acceptable terms for such acquisitions or relationships. Even if we consummate acquisitions, such acquisitions could be dilutive to earnings. Moreover, the margins for these companies might differ from our historical gross and operating margins, resulting in a material adverse effect on our results of operations.
Additionally, we are responsible for liabilities associated with businesses that we acquire to the extent we are not entitled to receive indemnification from the relevant sellers or coverage under our insurance policies. Our due diligence reviews may not identify all of the material issues necessary to accurately estimate the cost and potential loss contingencies of a particular transaction.
Acquisitions also involve numerous other risks, including:
•problems implementing adequate financial reporting and disclosure controls and procedures for the newly acquired business;
•the challenges in achieving strategic objectives, cost savings and other anticipated benefits;
•unanticipated liabilities, costs or expenses, including post-closing impairment charges as well as expenses associated with eliminating duplicate facilities;
•difficulties in integrating acquired businesses with our operations, including with respect to technological integration, applying our internal controls to these acquired businesses, or in managing strategic investments;
•diversion of management’s attention and other resources;
•failure to retain existing, key personnel of the acquired business; and

•the ability to obtain the financing necessary to complete acquisitions on attractive terms, or at all.
Our ability to attract, develop and retain key executives and other qualified employees is crucial to our results of operations and future growth.
We are dependent on the continued services and performance of our senior management team and certain other key employees. An inability to hire, develop, engage and retain a sufficient number of qualified employees or to effectively manage succession planning could materially hinder our business, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. We do not currently maintain life insurance policies with respect to key employees.
Additionally, we are dependent on a labor force with technical and manufacturing industry experience to operate our businesses successfully. From time to time there may be shortages of skilled labor which may make it more difficult or more expensive for us to attract and retain qualified employees. An inability to attract and retain qualified individuals or increases in our costs to do so could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Adverse relations with employees could harm our business.
As of June 30, 2025, 1,722 of our employees at our Wisconsin facilities are represented by the United Steelworkers union and subject to a collective bargaining agreement, all of our employees at our Guangzhou, China facility are represented by a workers’ union and subject to a collective bargaining agreement, and all of our employees at our facility in Pribor, Czech Republic are subject to a collective bargaining agreement, with certain of those employees represented by a worker’s union. The Wisconsin collective bargaining agreement requires certain minimum full-time hourly employment levels, unless deviations from those levels are caused by specified events, such as sales fluctuations or events beyond our reasonable control. However, there can be no assurance that we can successfully maintain such employment levels at our Wisconsin facilities. In many cases, before we take significant actions with respect to these production facilities, such as workforce reductions or closures, we must reach agreement with the relevant union or employee works council, which may result in operational inefficiencies or impede our ability to carry out our cost reduction efforts. Additionally, these agreements have historically been renewed for two to five year terms, and are therefore subject to periodic renegotiation, and the terms of future agreements may impose additional costs and operating inefficiencies on our business.
Although we have not experienced any recent labor disruptions, strikes or other forms of labor unrest in connection with our personnel, there can be no assurance that labor disruptions by employees will not occur in the future. Such activity could result in the incurrence of additional costs, as well as limitations on our ability to operate or provide products and services to our customers, which may materially affect our business, financial condition, results of operations and cash flows.
In addition, the transportation and delivery of raw materials to our manufacturing facilities and of our products to our customers by workers employed by third parties that are members of labor unions is critical to our business. Any work stoppages by these workers could have a material adverse effect on our business, financial condition, results of operations and cash flows.
We may not realize expected benefits from our cost reduction efforts, and our profitability or our business otherwise might be adversely affected.
We continue to focus on our cost reduction efforts in order to drive improvement across direct material procurement, labor efficiency and product design optimization. However, these activities are complex and may involve or require changes to our operations. If we do not successfully manage these activities, expected efficiencies and benefits might be delayed or not realized. Additionally, risks associated with these actions and other workforce management issues include: unfavorable political responses and reputational harm; unforeseen delays in the implementation of the restructuring activities; additional costs; unforeseen negative impact on product quality; adverse effects on employee morale; the failure to meet operational targets due to the loss of employees or work stoppages; and difficulty managing our operations during or after facility consolidations, any of which may impair our ability to achieve anticipated cost reductions, harm our business or reputation, or have a material adverse effect on our competitive position, business, financial condition, results of operations or cash flows.
Unexpected events, including natural or man-made disasters or telecommunications failures, may increase our cost of doing business or disrupt our operations.
The occurrence of one or more unexpected events or natural or man-made disasters, including fires, tornadoes, tsunamis, hurricanes, earthquakes, floods and other forms of severe weather, telecommunications failures or other disruptions impacting information technology systems in the U.S. or in other countries in which we operate or in which our suppliers, distributors or customers are located could adversely affect our operations and financial performance. Natural or man-made disasters, pandemic illness, equipment failures, power outages or other unexpected events could result in physical damage to, and complete or partial closure of, one or more of our manufacturing facilities or distribution centers, temporary or long-term disruption in the supply of component products from some local and international suppliers, disruption in the transport of our products to distributors and end-users, delay in the delivery of our products to our distribution centers or our inability to communicate with our distributors, customers or suppliers. Existing insurance arrangements may not provide protection for all costs and disruption that may arise from such events. The occurrence of any of these events could also increase our insurance and other operating costs.
Our goodwill and other intangible assets represent a substantial amount of our total assets. A decline in future operating performance could result in impairment of goodwill or other intangible assets, which could have a material adverse effect on our business, financial condition, results of operations or cash flows.
As of June 30, 2025, goodwill and other intangible assets totaled $1.5 billion, or approximately 49% of our total assets. The recognition of goodwill is due to the purchase price of the BDTCP Transaction and subsequent acquisitions exceeding the fair value of acquired net assets. We assess annually whether there has been impairment in the value of our goodwill and other intangible assets. If future operating performance at one or more of our reporting units were to fall significantly below current levels, we could be required to recognize a non-cash charge to operating earnings for goodwill or record an impairment charge related to other intangible assets. Significant negative industry or economic trends, disruptions to our business, planned or unexpected significant changes in the use of the assets, and sustained market capitalization declines may result in recognition of impairments to goodwill or certain other intangible assets. Any significant goodwill or intangible asset impairment could reduce earnings in such period and have a material adverse effect on our business, financial condition, results of operations or cash flows.
We have identified a material weakness in our internal control over financial reporting. If our remediation efforts are not effective, or if we experience additional material weaknesses or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common stock.
We have identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.
In connection with the preparation and audit of our financial statements as of December 31, 2024, management and our independent registered public accounting firm determined that the Company had not maintained appropriately designed controls to prevent or detect material misstatements to our consolidated financial statements. Specifically, a material weakness was identified relating to our failure to design, implement and maintain an adequate review and approval process with respect to manual or non-routine journal entries.
To remediate this material weakness, we are in the process of implementing measures designed to improve our internal management review controls, including review and approval of journal entries. We cannot assure you that the measures we have taken to date, and are continuing to implement, will be sufficient to remediate the material weakness we have identified or avoid potential future material weaknesses. If the steps we take do not correct the material weakness in a timely manner, we may be unable to conclude that we maintain effective internal control over financial reporting. Accordingly, there could continue to be a reasonable possibility that a material misstatement of our financial statements would not be prevented or detected on a timely basis.
If we fail to remediate our existing material weakness or identify new material weaknesses in our internal controls over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) in a timely manner, if we are unable to conclude that our internal controls over financial reporting are effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected. As a result of such failures, we could also become subject to investigations by the NYSE, the SEC or other regulatory authorities, and become subject to litigation from investors and stockholders, which could harm our reputation and financial condition or divert financial and management resources away from our regular business activities.
Risks Relating to Government Regulation and Litigation
Our international operations require us to comply with applicable trade, export controls and foreign anti-corruption laws and regulations of the U.S. government and various other countries.
Doing business on a worldwide basis requires us and our subsidiaries to comply with the trade and sanctions laws and regulations of the U.S. government and various other countries, and our failure to successfully comply with these laws and regulations may expose us to liabilities. These laws and regulations apply to companies, individual directors, officers and employees, and to the activities of agents acting on our behalf, and may restrict our operations, trade practices and partnering activities.
For example, we cannot provide products or services to certain countries or individuals subject to U.S. economic sanctions or export controls restrictions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of Commerce. In addition, our international operations are subject to U.S. and non-U.S. anti-corruption laws and regulations, such as the U.S. Foreign Corrupt Practices Act (the “FCPA”). The FCPA prohibits us from directly or indirectly offering or providing anything of value to a “foreign official” for the purpose of improperly influencing official decisions or obtaining or retaining business or otherwise obtaining an improper business advantage, and requires us to maintain adequate record-keeping and internal accounting practices to accurately reflect the transactions of the company. In addition, some of the countries in which we operate have a high degree of corruption. As a result of the above activities, we are exposed to the risk of violating the FCPA and other anti-corruption laws. Recent years have seen a substantial increase in anti-bribery law enforcement activity, including increased enforcement activity by non-U.S. regulators and increases in criminal and civil proceedings brought against companies and individuals. While we have established certain safeguards and policies designed to promote compliance with applicable laws, these safeguards and policies may prove to be less than effective and our employees or agents may engage in conduct for which we might be held responsible. Violations of these laws or regulations could result in significant sanctions including fines, onerous compliance requirements, the denial of export privileges, criminal fines and imprisonment, civil penalties, disgorgement of profits, injunctions, as well as remedial measures, and can also subject us to reputational damage and loss of authorizations needed to conduct aspects of our international business, which could adversely affect our reputation, business, financial condition, results of operations and cash flows.
Tariffs and other trade restrictions could adversely affect our business and financial results, and we may not be able to raise prices sufficiently to offset increased costs caused by any such tariffs.
Our business is impacted by international or cross-border trade, including the import and export of products and goods into and out of the U.S., and trade tensions among nations. We purchase key parts and components from international suppliers and use these parts and components in many of our products. Any country in which our products are produced or sold may eliminate, adjust or impose new quotas, duties, tariffs, safeguard measures, anti-dumping duties, cargo restrictions to prevent terrorism, restrictions on transfer of currency, or other charges or restrictions, any of which could have an adverse effect on our business, financial condition, results of operations and cash flows. See “Risks Relating to Our Business—Price fluctuations or shortages of raw materials could adversely affect our operations.” Further, any emerging protectionist or nationalist trends in the U.S. or any of the countries in which our products are produced or sold could affect the trade environment. The U.S. government has implemented or proposed implementing significant tariffs on various goods, which could significantly increase our costs, especially with respect to imports from China and Mexico. Relatedly, we sell our products globally, and if other countries enact retaliatory tariffs in response to U.S. trade policy, our sales into such countries may be adversely impacted.
To date, tariffs have not materially impacted our business or financial results, in large part due to our “local for local” production approach, by which our manufacturing plants in each region fulfill the majority of the volume requirements in their respective regions. Currently, our largest import exposure arises out of Mexico; however, the majority of our imported goods from Mexico currently originate under the U.S.-Mexico-Canada Agreement (“USMCA”) and thus enter the U.S. tariff-free. We carry some exposure arising from export of materials from China, but this has historically been an immaterial part of our cost base. Any amendment to, or the United States’ withdrawal from, the USMCA or other trade agreements or organizations could result in increased tariffs or other new trade restrictions on imports from Mexico, Canada, China and other countries. We thus cannot ensure that tariffs will not materially impact on our business or financial results in the future.
In order to mitigate the impacts that various tariffs may have on the cost and availability of our manufacturing inputs, we have taken, and in the future may take, various actions, including increasing prices to our customers through permanent price increases or surcharges, increasing inventory levels on hand in advance of tariffs or to protect against material availability, and transitioning our sourcing over the long term away from vendors in countries most impacted by tariffs. At this time, the overall effectiveness of our responses in managing these challenges remains uncertain and depends on multiple factors, including the duration and potential expansion of current tariffs, future changes to tariff rates, scope of enforcement, retaliatory measures by impacted exporting countries, inflationary effects and broader macroeconomic responses or changes to consumer purchasing behavior. If we are unable to effectively mitigate tariff-related risks through price increases or inventory and source adjustments, financial performance and growth prospects could be negatively affected.
Any of these mitigation efforts comes with risks to our reputation, business, financial condition, results of operations and cash flows. Raising prices to end customers could result in them choosing a more cost effective manufacturer. Increasing inventory stockpiles, if such stockpiles are not used in current production, could result in us having to lower prices in order to sell down inventory or in inventory write-offs. Changing our sources of raw materials may require us to increase our cost of engineering in order to test and approve these new sources, negatively impact the availability of inventory when needed for production, or diminish overall product quality.
We could incur significant costs in complying with EHS laws and regulations and could be adversely affected by liabilities or obligations imposed under such laws.
We are subject to comprehensive and frequently changing foreign, federal, state and local EHS laws and regulations, including laws and regulations governing emissions of air pollutants, including greenhouse gas emissions, discharges of wastewater and stormwater, releases of hazardous materials to soil and water, the transportation, treatment, storage and disposal of hazardous wastes and the regulation of, and exposure to, hazardous materials in current or former products, the workplace or the environment. We could incur significant costs, including fines, cleanup costs and third-party claims, as a result of violations of or liabilities under these laws and regulations. We may also incur significant costs to achieve or maintain compliance with EHS laws in the future, including for obligations to install pollution control equipment or eliminate certain hazardous materials from our products.
In addition, it is difficult to accurately predict the nature and extent of environmental liabilities and obligations that may result from laws or regulations adopted in the future and how existing or future laws and regulations will be administered or interpreted. For example, changes in environmental laws, including laws relating to energy and water consumption and efficiency and greenhouse gas emissions, will likely require additional investments in product designs, which may be more expensive or difficult to manufacture, qualify for applicable certifications and sell, or may involve additional product safety risks, and could increase environmental compliance expenditures. See

“Risks Relating to Government Regulation and Litigation—Energy efficiency, water usage standards and other product-related standards could adversely affect our industry.” Increasing changes in regulations related to climate change could subject us to additional costs and restrictions, such as increased energy and raw materials costs. Furthermore, various jurisdictions and regulators may take different approaches to and impose differing or inconsistent requirements under environmental laws, which may make it more costly or difficult for us to sell our products (including by requiring that we monitor such developments, incur increased test and certification costs, increase time-to-market and develop additional country-specific variants for certain products) or prevent us from selling certain products in certain geographic markets.
Our facilities and operations also are subject to various hazards incidental to the manufacturing and transportation of commercial-grade laundry equipment. We are also subject to potential strict, joint and several liability for the investigation and remediation of contamination, including contamination caused by other parties, at properties we currently own or operate and previously owned or operated and at other properties where we or our predecessors have arranged for the disposal of hazardous substances. Some of our facilities have a history of industrial and commercial operations or are located on property with previously identified contamination, and we may incur significant additional costs, including cleanup costs and other environmental liabilities, as a result of environmental conditions that are existing or discovered or obligations that are imposed in the future. From time to time, we have been and may, in the future, be involved in administrative and judicial proceedings, investigation and remediation activities, inquiries and other claims relating to these and other environmental matters. Our existing insurance or any additional insurance may not provide adequate coverage against potential liability resulting from any such liabilities, proceedings, inquiries and claims. As a result, the aggregate amount of future cleanup costs and other environmental liabilities and obligations could have a material adverse effect on our business, financial condition, results of operations and cash flows.
We are subject to risks related to environmental, social and governance (“ESG”) and sustainability laws, regulations, policies and initiatives.
There is continued focus from various stakeholders and regulatory authorities in the United States, European Union and other jurisdictions in which we operate, on ESG and sustainability matters. Stakeholders’ expectations are not uniform, and proponents and opponents of various ESG- and sustainability-related matters have increasingly resulted in a range of activism and legal and regulatory developments. If we do not succeed in meeting, or are perceived as failing to meet, stakeholders’ expectations, whether in support of or against ESG- and sustainability-related matters, or our publicly-stated goals, or if we do not effectively respond to new or revised legal, regulatory or reporting requirements concerning such matters, we may be subject to litigation risks, regulatory enforcement and sanctions, our reputation may suffer and our stock price may be negatively affected, among other potential impacts. New, increasingly stringent, revised or conflicting ESG and sustainability laws, regulations and expectations in and across the jurisdictions in which we do business may increase compliance burdens and costs for us and for third parties throughout our global supply chain. For example, the Corporate Sustainability Reporting Directive (“CSRD”) enacted in the European Union and certain laws enacted in California will require us to report on various sustainability-related information, including greenhouse gas emissions. These laws also have been or may be subject to amendments, delays in implementation or legal challenges, the outcomes of which are difficult to predict, as is their impact on us. In addition, there are existing and changing requirements and expectations in various jurisdictions that may require us to proactively monitor the ESG practices of our value chain. See “Risks Relating to Our Business—Our business depends on the performance of our third-party distributors, route operators and suppliers who are subject to additional risks that are beyond our control, including those that could harm our business, financial condition and results of operations.”
Energy efficiency, water usage standards and other product-related standards could adversely affect our industry.
Certain of our washer products are subject to foreign, federal, state and local laws and regulations which pertain to energy and water usage and efficiency. There are federal standards for energy and water efficiency for both residential (consumer) and small-chassis commercial washers. There is also a federal energy efficiency standard for residential (consumer) dryers. Currently our equipment is required to be compliant with the guidelines of numerous regulatory agencies worldwide.

We anticipate there will continue to be proposals and actions by legislators and regulators at the foreign, federal, state and local levels to modify or expand laws and regulations relating to energy and water usage and efficiency and other similar concerns. For example, in 2024, the U.S. Department of Energy (the “DOE”) finalized new energy and water efficiency standards for residential clothes washers and dryers which will require compliance from March 2028 (“Efficiency Standards”). Compliance with these standards would require us to make changes to the design of certain of our washer and dryer products, which would require significant engineering, manufacturing, design and equipment costs. In February 2025, the DOE announced a postponement of the implementation of the Efficiency Standards and in May 2025, the DOE proposed to rescind or reduce 47 regulations related to electric and gas appliances, including water use and conservation standards related to residential clothes washers. While the ultimate outcome of such regulatory developments, as well as their future enforcement, is difficult to predict, these or other similar regulatory changes applicable to our products may impact demand for, or the cost and difficulty of producing or selling, our products and services, create short-term market conditions which are economically disadvantageous to us, require additional investments, make our products more expensive or difficult to qualify for applicable certifications, increase environmental compliance expenditures, or involve additional product safety risks. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and cash flows.
We are subject to risks of future legal proceedings.
At any given time, we are a defendant in various legal proceedings and litigation arising in the ordinary course of business. These may relate to, among other things, product safety, personal injuries, intellectual property rights, cybersecurity incidents, contract-related claims, taxes, EHS matters, employee health and safety, competition laws and laws governing improper business practices. For example, we have in the past been subject to litigation related to allegations of anti-trust and labor law violations. The possibility of such litigation, and its timing, is in large part outside our control. Although we maintain insurance policies, we can make no assurance that this insurance will be adequate to protect us from all material expenses related to potential claims or that these levels of insurance will be available in the future at commercially reasonable prices or at all.
Additionally, as a global business, we are subject to complex laws and regulations in the U.S. and other countries in which we operate. These laws and regulations, including interpretations thereof, may change from time to time. A significant judgment against us, the loss of a significant permit or other approval or the imposition of a significant fine or penalty could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Our employees and our third-party distributors, route operators and suppliers may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements.
We are exposed to the risk that our employees and our third-party distributors, route operators and suppliers may engage in fraudulent conduct, bribery or other illegal activity. Misconduct by these parties could include intentional, reckless or negligent conduct or disclosure of unauthorized activities to us that violate the regulations of regulatory authorities, including those laws requiring the reporting of true, complete and accurate information to such authorities, or laws that require the reporting of financial information or data accurately. We are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices.
We have a code of conduct applicable to all of our employees as well as a business partners code of conduct applicable to our third-party distributors, route operators and suppliers, but it is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. Failure of our employees and our third-party distributors, route operators and suppliers to comply with applicable laws may subject us to litigation or other reputational risks. Additionally, we have been in the past, and may again be in the future, subject to the risk that a person could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.
Changes in accounting standards may adversely affect us.
Our financial statements are subject to the application of U.S. generally accepted accounting principles (“GAAP”), which is periodically revised or expanded. Accordingly, from time to time, we are required to adopt new or revised accounting standards issued by recognized authoritative bodies, including the Financial Accounting Standards Board (“FASB”) and the Securities and Exchange Commission. Such changes could have a material impact on how we report our financial condition and results of operations.
Our business may be impacted by new or changing tax laws or regulations and actions by international, federal, state, and local agencies, or by how judicial authorities apply tax laws.
Our operations are subject to various international, federal, state and local tax laws and regulations. Tax laws are dynamic and subject to change as new laws are passed and new interpretations of the law are issued or applied. In many cases, the application of tax laws is uncertain and subject to differing interpretations, especially when evaluated in the context of a new administration for the U.S. federal government. Moreover, if and to the extent that the U.S. federal income tax code is changed as part of a comprehensive corporate tax reform plan or otherwise, our net income may be impacted positively or negatively. Alternately, changes in tax laws could negatively impact our ability to continue to source high-quality raw materials and components at costs similar to those which we currently obtain. We cannot predict future changes to tax laws and regulations or the impact such changes may have on our business.
Risks Relating to Intellectual Property Matters
Failure to adequately protect our intellectual property rights may have a material adverse effect on our results of operations or our ability to compete.
We attempt to protect our intellectual property rights in the U.S. and in foreign countries through a combination of patent, trademark, copyright and trade secret laws, as well as licensing agreements and agreements preventing the unauthorized disclosure and use of our intellectual property. These efforts are critical to safeguarding the proprietary designs, technologies and control systems in our commercial laundry equipment that distinguish us in the market. We cannot assure that these protections will be adequate to prevent competitors from copying or reverse engineering our products, or independently developing and marketing products that are substantially similar to our own. We may be unable to obtain or maintain adequate protections for certain of our intellectual property in the U.S. or foreign countries and third parties may be able to successfully challenge, oppose or invalidate our intellectual property rights. Our patent and trademark applications we may file in the future may never be granted and, even if we are successful in obtaining effective protection, it is expensive to maintain these rights, both in terms of application and maintenance costs, and the time and cost required to defend our rights could be substantial. Limited resources or strategic priorities might constrain our ability to secure comprehensive intellectual property coverage across all regions where our products are sold, leaving vulnerabilities in our portfolio.
Further, our intellectual property rights may not receive the same degree of protection in foreign countries as they would in the U.S. because of the differences in foreign trademark, patent and other laws concerning proprietary rights. In some markets, differing legal standards could allow competitors to exploit our innovations, undermining our ability to maintain a differentiated position. The laws of some foreign countries do not afford intellectual property protection to the same extent as the laws of the U.S., and many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. For example, the requirements for patentability may differ in certain countries, particularly in developing countries. Moreover, our ability to protect and enforce our intellectual property rights may be adversely affected by unforeseen changes in foreign intellectual property laws, particularly in developing countries, and there may be unforeseen changes in intellectual property rights laws, which could make it difficult for us to stop the infringement of our patents or the misappropriation or other violation of our other intellectual property rights. Such failure or inability to obtain or maintain adequate protection of our intellectual property rights for any reason could have a material adverse effect on our business, financial condition, results of operations and cash flows, as third parties may be able to commercialize and use products and technologies that are substantially the same as ours to compete with us without incurring the development and licensing costs that we have incurred.
Failure to protect the confidentiality of our trade secrets or other proprietary information could harm our business, financial condition, results of operations and competitive position.
We rely on trade secrets and confidentiality agreements to protect our unpatented know-how, technology and other proprietary information and to maintain our competitive position. However, trade secrets and know-how can be difficult to protect. We seek to protect these trade secrets and other proprietary technology, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as certain of our employees, corporate collaborators, outside contractors, consultants, advisors and other third parties, but we cannot guarantee that we have entered into such agreements with each party that may have or has had access to our trade secrets or proprietary or confidential information, including our technology and processes. In addition, despite these efforts, we have experienced and may in the future experience breaches of confidentiality agreements and disclosure of our proprietary or confidential information (including our trade secrets) by these parties, including former employees. We may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable.
In addition, some courts inside and outside the U.S. are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third party, it could have a material adverse effect on our competitive position, business, financial condition, results of operations and cash flows.
If our trademarks, trade names and domain names are not adequately protected, maintained and enforced, we may not be able to build name recognition in our markets of interest and our competitive position may be harmed.
We rely on trademark registrations and enforcement measures to protect our brand identity, logos and other distinctive marks and to maintain our competitive position in the marketplace. If we are unable to successfully register our trademarks, trade names and domain names and establish name recognition based on our trademarks and trade names, we may not be able to build name recognition in our target markets and our ability to maintain our competitive position in the marketplace may be adversely affected. In addition, competitors or other third parties have in the past, and may in the future, adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity, interfering with our consumer communications or infringing or otherwise decreasing the value of our trademarks, domain names and other intellectual property and proprietary rights possibly leading to market confusion and potentially requiring us to pursue legal action. Furthermore, the laws protecting trademarks and the regulations governing domain names and other intellectual property and proprietary rights could change in ways that block or interfere with our ability to use relevant domains or our current brands. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our unregistered trademarks or trade names.
We may become involved in legal proceedings to enforce our intellectual property rights or relating to allegations that we have infringed third party intellectual property rights, the outcome of which would be uncertain and could be costly, time-consuming, and have a material adverse effect on our business.
Third parties may infringe, misappropriate or otherwise violate our intellectual property rights, which could require us to pursue costly and time-consuming enforcement proceedings with uncertain outcomes. Despite our efforts to protect our intellectual property, third parties may attempt to use our technologies, designs, brands or proprietary information without our permission, which could adversely affect our commercial success. We may discover competing products or services in the market that use our protected intellectual property without authorization. While we actively monitor for unauthorized use of our intellectual property and may take enforcement actions, such as initiating claims or litigation against third parties for infringement, misappropriation or other violation of our intellectual property rights or other proprietary rights or to establish the validity of such rights, detecting and addressing all potential infringements can be difficult and resource-intensive. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights, and we may not always prevail in these matters. Additionally, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. Any litigation, whether or not it is resolved in our favor, could result in the impairment or loss of portions of our intellectual property, which may materially and adversely affect our business, financial condition, results of operations and cash flows.
In some jurisdictions, particularly internationally, enforcement of our intellectual property rights may be especially challenging or impractical. While we intend to protect our intellectual property rights in the major markets for our products, we cannot ensure that we will be able to initiate or maintain similar efforts in all jurisdictions in which we may wish to market our products. Additionally, even if we successfully enforce our rights, the process could be lengthy and expensive, during which time the infringing products may cause market confusion or diminish our competitive position. These challenges in protecting and enforcing our intellectual property rights against third-party infringement could have a material adverse effect on our business, financial condition, results of operations and cash flows, and divert management’s attention from our core business operations.
Further, we have received, and may in the future receive, notices alleging infringement of the intellectual property rights of third parties. Certain of such notices have proceeded to litigation, and similar claims may arise and proceed to litigation in the future. These claims and related allegations, regardless of their merit or our defenses, could be time-consuming, result in considerable litigation costs, result in injunctions against us or the payment of damages by us, require significant amounts of management time, result in the diversion of significant operational resources and expensive changes to our business model, result in the payment of substantial damages or injunctions against us, result in ongoing royalty payments or significant settlement payments, or require us to enter into costly royalty or licensing agreements, but such licenses or arrangements may not be available on terms acceptable to us or at all. Any payments we are required to make or any injunctions we are required to comply with as a result of such infringement actions could materially and adversely affect our business, financial condition, results of operations and cash flows. In addition, we may be unable to obtain or use on terms that are favorable to us, or at all, licenses or other rights with respect to intellectual property we do not own. These risks have been amplified by the increase in third parties whose sole or primary business is to assert such claims.
Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property may cause us to incur significant expenses, have a material adverse effect on our business, financial condition, results of operations and cash flows, and could distract our technical and management personnel from their normal responsibilities.
We may be subject to claims that our employees, consultants, advisors or independent contractors have wrongfully used or disclosed alleged trade secrets or other confidential information from their current or former employers, or other third parties or claims asserting ownership of what we regard as our own intellectual property or proprietary rights.
Although we try to ensure that our employees, consultants, advisors and independent contractors do not use the confidential or proprietary information, trade secrets or know-how of others in their work for us, we may be subject to claims that we or these individuals have, inadvertently or otherwise, improperly used or disclosed intellectual property rights, confidential or proprietary information, trade secrets or know-how, of any such individual’s current or former employer or other third party. Additionally, to the extent we hire personnel from competitors, we may be subject to allegations that such personnel have divulged proprietary or other confidential information to us.
Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

Further, while it is our policy to require certain of our employees, suppliers, consultants, advisors and independent contractors who may be involved in the conception or development of intellectual property rights to execute agreements assigning such intellectual property rights to us, we cannot guarantee that we have entered into such agreements with each party that may have developed intellectual property rights for us. Individuals involved in the development of intellectual property rights for us, whether or not subject to such assignment agreements, may make adverse ownership claims to our current and future intellectual property rights. The assignment of intellectual property rights in agreements entered into by individuals involved in the development of intellectual property rights for us may be insufficient or breached, and we may not be able to obtain adequate remedies for such breaches. We may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property rights. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition, results of operations and cash flows.
Some of our products and services contain open source software, which may pose particular risks to our proprietary software, products and services in a manner that could have a material and adverse effect on our business, financial condition, results of operations and cash flows.
We use open source software in connection with our products and services and anticipate using open source software in the future. Our use of open source software may also pose particular cybersecurity risks to our proprietary software and systems. Because the source code for open source software is publicly available, it may be easier for hackers and other third parties to identify vulnerabilities and determine how to breach our sites and systems that rely on such software. Some open source software licenses require users who distribute open source software as part of their own software product to publicly disclose all or part of the source code to such software product or to make available any derivative works of the open source code on unfavorable terms or at no cost, and we may be subject to such terms.
While we monitor our use of open source software and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur, or could be claimed to have occurred, in part because open source license terms are often ambiguous. The terms of many open source licenses have not been interpreted by U.S. or foreign courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our technology. As a result, we could face claims from third parties claiming ownership of, or demanding release of, derivative works that we have developed using such open source software, which could include proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license or cease offering the implicated products or services unless and until we can recode or reengineer such source code in a manner that avoids infringement. This reengineering process could require us to expend significant additional research and development resources, and we may not be able to complete the reengineering process successfully.
In addition to risks related to open source license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide support, warranties, indemnification or other contractual protection regarding infringement claims or the quality of the code. Open source licensors generally do not provide assurances of non-infringement or functionality, and there is typically no support available. We cannot ensure that the authors of such open source software will implement or push updates to address security risks, or that such software will continue to be maintained or developed. There is little legal precedent in this area and any actual or claimed requirement to disclose our proprietary source code or pay damages for breach of contract could harm our business and could help third parties, including our competitors, develop products and services that are similar to or better than ours. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition, results of operations and cash flows. These risks may be difficult to eliminate or manage and, if not adequately addressed, could have an adverse effect on our competitive position, business, financial condition, results of operations and cash flows.

Risks Relating to Data Compliance, Cybersecurity and Artificial Intelligence
The protection of our data involves risks regarding potential failure to comply with data privacy and security laws, regulations and other obligations, which could damage our reputation, harm our operating results or result in significant liabilities or other adverse consequences that could have a material and adverse effect on our business.
We collect, store, process and transmit sensitive data, including personal information from customers, employees and business partners, through our equipment financing program and Speed Queen and Huebsch apps, subjecting us to a complex and evolving array of data privacy laws and regulations in the U.S. and abroad. These include the California Consumer Privacy Act, as amended by the California Privacy Rights Act (collectively, the “CCPA”), which broadly defines personal information and requires companies that process information of California residents to make disclosures to consumers about their data collection, use and sharing practices, as well as imposes stringent requirements on how we handle personal information, such as payment data, increasing our compliance burden and exposure to potential penalties. The CCPA also gives California residents expanded privacy rights and protections, such as affording them the right to opt out of certain data sharing with third parties, right to access and request deletion of their information and provides a new cause of action for certain data breaches that result in the loss of personal information. This private right of action has increased the likelihood of, and risks associated with, data breach litigation. The law also prohibits covered businesses from discriminating against California residents (for example, charging more for services) for exercising any of their CCPA rights. The CCPA provides for severe civil penalties and statutory damages for violations. Certain laws and regulations may also require us to implement security measures to protect our systems and internet-of-things (“IoT”) connected devices. For example, the California Internet of Things Security Law, which became effective in 2020, requires us to implement reasonable security measures for IoT devices, and failure to do so could expose us to penalties. Moreover, laws in all 50 U.S. states require businesses to provide notice under certain circumstances to consumers whose personal data has been disclosed as a result of a data breach. It is possible that new laws, regulations and other requirements, or amendments to or changes in interpretations of existing laws, regulations and other requirements, may require us to incur significant costs, implement new processes, or change our processing of information, including Personal Information, and business operations. It is unclear how the laws and regulations relating to the collection, processing and use of personal data will further develop in the U.S., and to what extent this may affect our operations in the future.
In addition, we are required to comply with various global data privacy regulations, such as the European Union’s General Data Protection Regulation (the “EU GDPR”) and the United Kingdom (“UK”) equivalent (the “UK GDPR” and, together with the EU GDPR, the “GDPR”). The GDPR imposes stringent requirements for controllers and processors of personal data of individuals within the European Economic Area (“EEA”) or the UK. Companies that must comply with the GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements. Additionally, although currently the EU GDPR and UK GDPR remain largely aligned, the UK has announced plans to reform the country’s data protection legal framework in its Data Reform Bill, which will introduce significant changes from EU GDPR. This may lead to additional compliance costs and could increase our overall risk exposure as we may no longer be able to take a unified approach across the EEA and the UK, and we will need to amend our processes and procedures to align with the new framework. Implementing mechanisms to endeavor to ensure compliance with the GDPR and relevant local legislation may be onerous and may adversely affect our business, financial condition, results of operations and cash flows. While we have taken steps to comply with the GDPR where applicable, our efforts to achieve and remain in compliance with GDPR may not be fully successful.
In addition to the foregoing, failure to safeguard personal data in our possession or control or to comply with applicable privacy laws and regulations could result in regulatory investigations, reputational damage, orders to cease or change use of our data, significant fines—such as up to 20 million Euros (£17.5 million) or 4% of our annual global revenue under the GDPR, whichever is greater—or civil litigation, including pursuant to a private right of action for data breaches under the CCPA or pursuant to class-action litigation, which could heighten our legal and financial risks. These proceedings and any subsequent adverse outcomes may subject us to significant negative publicity and an erosion of trust.

Further, while we strive to implement privacy policies that are accurate, comprehensive and compliant with applicable laws, regulations, rules and industry standards, we cannot ensure that our privacy policies and other statements regarding our practices will be sufficient to protect us from claims, proceedings, liability or adverse publicity relating to data privacy and security. Although we endeavor to comply with our privacy policies, we may at times fail to do so or be alleged to have failed to do so. Our privacy policies and other documentation that provide promises and assurances about data privacy and security can subject us to potential government or legal action if they are found to be deceptive, unfair or misrepresentative of our actual practices. Any inability to adequately address privacy concerns, even if unfounded, could result in additional cost and liability to us, damage our reputation and harm our business.
The protection of our data involves risks regarding security incidents which could damage our reputation, harm our operating results or result in significant liabilities or other adverse consequences that could have a material and adverse effect on our business.
We rely on the proper functioning, availability and uninterrupted operation of our computer systems, hardware, software, technology infrastructure and online sites and networks for both internal and external operations that are critical to our business (collectively, “IT Systems”) and any failure, interruption or breach in the security of such IT Systems could severely disrupt our operations and adversely affect our business or financial condition. We own and manage some of these IT Systems but also rely on third parties for a range of IT Systems and related products and services, including but not limited to third-party-hosted solution providers.
Information security threats, including cybersecurity threats, could pose risks to the security of our systems and networks, as well as the confidentiality, availability and integrity of our data. Cyberattacks are expected to accelerate on a global basis in frequency and magnitude as threat actors are becoming increasingly sophisticated in using techniques and tools—including artificial intelligence (“AI”)—that circumvent security controls, evade detection and remove forensic evidence. Recently, the United States government has raised concerns about a potential increase in cyberattacks generally as a result of the military conflict between Russia and Ukraine and the related sanctions imposed by the United States and other countries and the ongoing conflict between Israel and Gaza. Although we maintain systems and processes that are designed to protect the security of our technology infrastructure, security incidents—such as physical or electronic break-ins, sabotage, intentional acts of vandalism, terrorism and other cyber-related attacks—can occur that could compromise the security of our infrastructure, thereby exposing our confidential information to unauthorized access by third parties. Any material incidents could cause us to experience financial losses that are either not insured against or not fully covered through any insurance maintained by us and increased expenses related to addressing or mitigating the risks associated with any such material incidents. Despite our efforts to ensure the integrity of our systems, as cyber threats evolve and become more difficult to detect and successfully defend against, one or more cyber threats might defeat the measures that we or our vendors take to anticipate, detect, avoid or mitigate such threats. For example, we experienced a prior data breach incident on information systems of an acquired company that resulted in unauthorized access to personal data. We detected the access and notified governmental agencies and impacted individuals in a timeframe which we believe minimized any financial, operational and reputational risk, and at no point was our ability to generate revenues disrupted. However, if future attacks occur, there is no assurance we will be able to detect the incident in a timely manner or at all.
We also depend on the security of our networks and that of our third-party service providers. These infrastructures may be vulnerable to cybersecurity incidents, acts of vandalism, computer viruses, misplaced or lost data, programming or human errors or other similar events. While we generally perform cybersecurity diligence on our key service providers, because we do not directly control any of such parties’ information security operations, we cannot ensure the cybersecurity measures they take will be sufficient to protect any information we share with them. Due to applicable laws and regulations or contractual obligations, we may be held responsible for cyberattacks or other similar incidents attributed to our service providers as they relate to the information we share with them. Any actual or perceived jeopardization of the security of our customers’ confidential information resulting from unauthorized use of our, or our third-party service providers’, networks could severely damage our reputation and our relationship with our customers as well as expose us to risks of litigation, liability or other penalties, all of which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may be required to expend significant capital and other resources to protect against, remedy or alleviate these and related problems, and we may not be able to remedy these problems in a timely manner, or at all.
Our use of AI technologies may not be successful, which may adversely affect our reputation, business and financial condition.
We currently use machine learning and AI technologies licensed from third parties to enhance our commercial laundry equipment and systems. These AI technologies, which we integrate into our products and solutions and expect to expand on, support features such as predictive maintenance, usage analytics and optimization of our laundry systems. The integration of AI technologies into our laundry equipment and systems may result in new or enhanced governmental or regulatory scrutiny, litigation, confidentiality or security risks, ethical concerns, legal liability or other complications. A failure on our part to develop solutions to ensure compliance with regulatory regimes may result in unforeseen costs or delays in deploying new and improved features using AI technologies. In some cases, we are subject to contractual limitations from our AI technology providers that restrict how we can use certain data in connection with the training and use of AI systems. Further, while we aim to develop and use AI responsibly and attempt to mitigate ethical and legal issues presented by its use, we may ultimately be unsuccessful in identifying or resolving issues before they arise.
Uncertainty around emerging AI technologies may require additional investment in the development and maintenance of proprietary datasets and machine learning models, development of new approaches related to the collection and use of training data, and development of appropriate protections and safeguards for handling the use of customer data with AI technologies, which may be costly and could impact our expenses. AI technologies from third parties that are incorporated into our laundry systems and business processes may use algorithms, datasets or training methodologies that may be flawed or contain deficiencies that could be difficult for us to detect during testing, and such AI technologies can pose risks from an intellectual property, data protection and privacy perspective. Use of third-party AI-powered software in connection with our business or services, may lead to the inadvertent disclosure or incorporation of our confidential information into publicly available training sets, which may impact our ability to realize the benefit of, or adequately maintain, protect and enforce our intellectual property or confidential information, harming our competitive position and business. As the utilization of AI becomes more prevalent, we anticipate that it will continue to present new or unanticipated ethical, reputational, technical, operational, legal, competitive and regulatory issues, among others. We expect that our incorporation of AI in our business will require additional resources. We may not have adequate access to such resources or the ability to attract talent in the product development, data science and engineering fields to develop and implement the tools necessary to compete. Further, our competitors or other third parties may incorporate AI into their products more quickly or more successfully than us, which could impair our ability to compete effectively.
Additionally, we may face challenges in adequately complying with new or changing laws, regulations or industry standards, or contractual requirements regarding the use of licensed AI technologies and data in our commercial laundry systems and solutions and may incur significant operational costs in our attempts to do so. It is possible that new laws and regulations will be adopted in the United States and in non-U.S. jurisdictions, or that existing laws and regulations may be interpreted in ways that would affect the operation of our products and solutions and the way in which we use AI and similar technologies. We may not be able to adequately anticipate or respond to these evolving laws and regulations, and we may need to expend additional resources to adjust our offerings in certain jurisdictions if applicable legal frameworks are inconsistent across jurisdictions. Moreover, because these technologies are themselves highly complex and rapidly developing, it is not possible to predict all of the legal or regulatory risks that may arise relating to our use of such technologies. Further, the cost to comply with such laws or regulations could be significant and would increase our operating expenses, which could adversely affect our business, financial condition, results of operations and cash flows.
Any of the foregoing challenges presented with our use of AI may result in decreased demand for our laundry solutions, harm to our business, results of operations or reputation, legal liability, regulatory action or failure to achieve expected results.

Risks Relating to Our Indebtedness
Our substantial indebtedness could adversely affect our financial condition.
As of June 30, 2025, we had $2,075 million of indebtedness outstanding, consisting of $2,075 million of indebtedness outstanding under our Term Facility and $0.3 million of finance lease obligations. We also had $250 million of undrawn capacity under our Revolving Facilities.
Our substantial indebtedness, combined with our other financial obligations and contractual commitments, could have important consequences, including to:
•increase our vulnerability to adverse economic and industry conditions, which could place us at a competitive disadvantage compared to our competitors that have relatively less indebtedness;
•require us to dedicate a substantial portion of our cash flows from operations to payments on our indebtedness, thereby reducing the availability of our cash flows to fund working capital, capital expenditures, acquisitions, research and development efforts, growth in international markets and other general corporate needs;
•limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and
•limit our ability to borrow additional funds, if needed, for working capital, capital expenditures, acquisitions, product development and other corporate purposes.
We require a significant amount of cash to service our indebtedness. Our ability to generate cash depends on many factors beyond our control, and we may be unable to generate sufficient cash flow to service our debt obligations.
Our ability to make scheduled payments of principal and interest with respect to our indebtedness will depend on our ability to generate cash and on future financial results. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.
There can be no assurances that our business will generate sufficient cash flow from operations to enable us to pay our indebtedness when due. In such circumstances, we may need to refinance all or a portion of our indebtedness on or before maturity, sell material assets or operations, delay capital expenditures, or raise additional debt or equity capital. Our ability to refinance our debt will depend on the condition of the capital markets and our financial condition at that time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations.
Interest rate fluctuations could have an adverse effect on our financial results.
We are exposed to market risk associated with adverse movements in interest rates. Specifically, we are primarily exposed to changes in earnings and related cash flows on our variable interest rate debt obligations, including obligations outstanding under our Term Facility and Revolving Facilities. As a result, increases in interest rates would increase the cost of servicing our debt. Each 1% increase in underlying base interest rates on our variable-rate debt would increase our annual forecasted interest expense by approximately $6.4 million on the non-hedged portion of our borrowings based on balances as of December 31, 2024. The impact of rising interest rates could be more significant for us than it would be for some other companies because of our substantial indebtedness.
The agreements governing our indebtedness contain restrictions and limitations that could restrict our current and future operations, particularly our ability to respond to change or pursue our business strategies.
The Credit Agreement that governs our Term Facility and Revolving Facilities contains a number of restrictive covenants that impose restrictions on our ability to pursue our business plans and activities and that could limit our ability to plan for or react to market conditions, meet capital needs or make acquisitions, including, among other things, restrictions on our ability, to:
•incur or guarantee additional indebtedness;
•create or maintain liens;
•pay dividends or make other distributions in respect of equity interests, or redeem, purchase or retire equity interests;
•make payments in respect of subordinated debt;
•make investments, loans, advances, guarantees and acquisitions;
•consolidate, merge, liquidate or dissolve;
•dispose of assets;
•enter into transactions with affiliates; and
•materially alter the conduct of our business.
The Revolving Facilities are also subject to a financial maintenance covenant that imposes on us a maximum first lien secured net leverage ratio in the event usage under the Revolving Facilities exceeds a specified threshold. Our ability to comply with this financial maintenance covenant may be affected by events beyond our control, including prevailing and future economic, financial and industry conditions, and we cannot provide assurance that we will continue to comply with this covenant in the future. If we are unable to comply with the financial maintenance covenant, we may have to request an amendment or waiver from lenders under the Revolving Facilities. There is no assurance that we would be able to obtain any such amendment or waiver, either on commercially reasonable terms or at all.
Our failure to comply with these covenants and restrictions could result in an event of default which, if not waived, could result in the lenders terminating our ability to make further borrowings under the Revolving Facilities and accelerating our outstanding indebtedness under the Term Facility, the Revolving Facilities and any other material indebtedness. In the event of such acceleration, we may not have sufficient assets to satisfy our repayment obligations, which could cause us to become bankrupt or insolvent. Additionally, if we are unable to satisfy our repayment obligations, the lenders under the Term Facility and the Revolving Facilities will also have the right to proceed against the collateral that secures those borrowings, which could have serious adverse consequences to our business, financial condition, results of operations and cash flows. See “Description of Certain Indebtedness—Credit Agreement” for further information regarding our Term Facility and Revolving Facilities.
The repayment obligations under our outstanding debt may also have the effect of discouraging, delaying or preventing a takeover of our company.
Despite our current indebtedness levels, we and our subsidiaries may incur significant additional indebtedness in the future. This could further exacerbate the risks associated with our substantial financial leverage.
Although the Credit Agreement contains restrictions on the incurrence of additional indebtedness, these restrictions are subject to several qualifications and exceptions, and the additional indebtedness incurred in compliance with these restrictions could be substantial. If new debt is added to our current debt levels, the related risks that we now face could intensify.
We may have future capital needs and may not be able to obtain additional financing on acceptable terms.
Although we believe that our current cash position and the additional funding available under our Revolving Facilities is sufficient for our current operations, we may require additional financing if our cash flow from operations is less than we anticipate, if our cash requirements are more than we expect, if we intend to finance acquisitions or if our operating plan changes because of factors currently unknown to us. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.
Our ability to secure additional financing on favorable terms or at all and to satisfy our financial obligations under indebtedness outstanding from time to time will depend upon our future operating performance and operating cash flows, the condition of the capital markets, the availability of credit generally, economic conditions and financial, business and other factors, many of which are beyond our control. Furthermore, if financing is not available when needed, or is available on unfavorable terms, we may be unable to take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our business, financial condition, results of operations and cash flows. If we incur additional debt or raise equity through the issuance of additional capital shares, the terms of the debt or capital shares issued may give the holders rights, preferences and privileges senior to those of holders of our shares of common stock offered hereby, particularly in the event of liquidation. The terms of the debt may also impose additional and more stringent restrictions on our operations than we currently have. If we raise funds through the issuance of additional equity, the percentage ownership of existing shareholders in our company would decline.
Risks Relating to this Offering and Ownership of Our Common Stock
If you purchase shares in this offering, you will suffer immediate and substantial dilution.
The initial public offering price per share of common stock will be substantially higher than our as further adjusted net tangible book value per share immediately after this offering. As a result, you will pay a price per share of common stock that substantially exceeds the per share net tangible book value after this offering. Based on the initial public offering price of $20.50 per share of common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, less the underwriting discounts and commissions and estimated offering expenses payable by us, you will experience immediate dilution of $26.47 per share, representing the difference between our as further adjusted net tangible book value per share after giving effect to this offering and the initial public offering price (less the underwriting discounts and commissions and estimated offering expenses payable by us). If the underwriters exercise their option to purchase additional shares, you will experience additional dilution. See “Dilution.”
Further, we may need to raise additional funds in the future to finance our operations or acquire complementary businesses. If we obtain capital in future offerings on a per-share basis that is less than the initial public offering price per share, the value of the price per share of your common stock will likely be reduced. In addition, if we issue additional equity securities in a future offering and you do not participate in such offering, there will effectively be dilution in your percentage ownership interest in the Company.
We may in the future grant stock options and other awards to certain of our current or future officers, directors, employees and consultants under additional plans or individual agreements. The grant, exercise, vesting or settlement of these awards, as applicable, will have the effect of diluting your ownership interests in the Company. We may also issue additional equity securities in connection with other types of transactions, including shares issued as part of the purchase price for acquisitions of assets or other companies from time to time or in connection with strategic partnerships or joint ventures, or as incentives to management or other providers of resources to us. Such additional issuances are likely to have the same dilutive effect.
There is currently no public market for our common stock, and an active, liquid public market for our common stock may not develop or continue following this offering.
There is currently no public market for our common stock. If an active and liquid public market for our common stock does not develop or is not sustained following completion of this offering, you may have difficulty selling your shares of common stock at an attractive price or at all. The initial public offering price per share of common stock will be determined by agreement between us and the representatives of the underwriters and may not be indicative of the price at which shares of our common stock will trade in the public market after this offering. An inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to acquire other companies by using our shares of common stock as consideration.

Our stock price could be extremely volatile and, as a result, you may not be able to resell your shares at or above the price you paid for them, and you could lose all or part of your investment as a result.
Even if a trading market develops, the market price of our common stock may be highly volatile, and investors in our common stock may experience a decrease, which could be substantial, in the value of their stock, including decreases unrelated to our operating performance or prospects, and could lose all or part of their investment. The price of our common stock could be subject to wide fluctuations in response to a number of factors, including those described elsewhere in this prospectus and others such as:
•variations in our operating performance and the performance of our competitors;
•actual or anticipated fluctuations in our quarterly or annual operating results;
•publication of research reports by securities analysts about us, our competitors or our industry;
•our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;
•additions or departures of key personnel;
•strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;
•an increase in our indebtedness or the interest rates applicable to our indebtedness;
•future sales of our common stock or other securities;
•the passage of legislation or other regulatory developments affecting us or our industry;
•changes in legislation, regulation and government policy as a result of the U.S. presidential and congressional elections;
•speculation in the press or investment community;
•changes in accounting principles;
•terrorist acts, acts of war or periods of widespread civil unrest;
•natural or man-made disasters and other calamities;
•changes in general market and economic conditions in our industry or the economy as a whole; and
•the other factors described in this “Risk Factors” section and the section titled “Special Note Regarding Forward-Looking Statements.”
Additionally, in the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation.
Future sales of a substantial amount of our common stock after this offering could cause the price of our common stock to fall.
Following completion of this offering, there will be 197,192,774 shares of our common stock outstanding, approximately 76.0% of which (or approximately 73.4% of which if the underwriters exercise their option to purchase additional shares in full) will be held by our principal stockholder. Of our issued and outstanding shares, all of the common stock sold in this offering will be freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, including our principal stockholder.

Each of our executive officers and directors, certain senior employees that are not executive officers and certain former directors, and BDTBH, the funding vehicle through which our principal stockholder and the Minority Investment Institutional Co-Investors hold their respective interests, which collectively owned approximately 99% of our outstanding common stock prior to this offering, have entered into a lock-up agreement with BofA Securities, Inc. and J.P. Morgan Securities Inc., as representatives of the underwriters, which regulates their sales of our common stock for a period of 180 days after the date of this prospectus, subject to certain exceptions. BofA Securities, Inc. and J.P. Morgan Securities Inc. may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements at any time and for any reason. See “Shares Eligible for Future Sale—Lock-Up Agreements.”
In addition to the lock-up agreements described above, certain of our current and former employees hold equity awards or shares of our common stock that are subject to equity award or purchase agreements containing market standoff or lock-up provisions, which covers the balance of all of our outstanding common stock owned prior to this offering. These provisions generally prohibit the sale or transfer of any shares of our common stock acquired pursuant to such agreements, whether or not any such awards have been exercised and the shares are held outright, for 180 days after the date of this prospectus. We have agreed to enforce all such market standoff or lock-up restrictions and not to amend or waive any such provisions during the 180-day lock-up period without first obtaining the written consent of the representatives, provided that we may release shares from such restrictions to the extent such shares would be entitled to release under the lock-up agreements described above.
In addition, one or more funds and/or accounts managed by Capital and Kayne Anderson Rudnick have each indicated an interest in purchasing up to $100 million in shares of common stock in this offering at the initial public offering price. Because these indications of interest are not binding agreements or commitments to purchase, each of Capital and Kayne Anderson Rudnick may determine to purchase more, less or no shares in this offering or the underwriters may determine to sell more, less or no shares to such entities. The underwriters will receive the same underwriting discount on any of our shares of common stock purchased by each of Capital and Kayne Anderson Rudnick as they will from any other shares sold to the public in this offering. Shares purchased by Capital and Kayne Anderson Rudnick in this offering will not be subject to a lock-up agreement. If Capital or Kayne Anderson Rudnick is allocated all or a portion of the shares in which it has indicated an interest in this offering, or more, and purchases any such shares, such purchases could reduce the available public float for our shares of common stock if Capital or Kayne Anderson Rudnick holds such shares long-term. See “Underwriting.”
Sales of substantial amounts of our common stock in the public market after this offering, the perception that such sales will occur, or early release of these lock-up agreements could adversely affect the market price of our common stock and make it difficult for us to raise funds through securities offerings in the future.
We currently do not intend to declare dividends on our common stock in the foreseeable future and, as a result, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.
We currently do not expect to declare any dividends on our common stock in the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used to support our operations and to finance the growth and development of our business. Any determination to declare or pay dividends in the future will be at the discretion of our board of directors, subject to applicable laws and dependent upon a number of factors, including our earnings, capital requirements and overall financial conditions. In addition, because we are a holding company, our ability to pay dividends on our common stock is dependent upon cash dividends, distributions and other transfers from our subsidiaries. The agreements governing certain indebtedness of our subsidiaries also impose restrictions on our ability to pay dividends, and we may be further restricted from doing so by the terms of any future debt or preferred securities. Accordingly, your only opportunity to achieve a return on your investment in the Company may be if the market price of our common stock appreciates and you sell your common stock at a profit. The market price for our common stock may never exceed, and may fall below, the price that you pay for such common stock.

We have broad discretion in the use of the net proceeds from this offering, and our use of those proceeds may not yield a favorable return on your investment.
Our management has broad discretion in the application of the net proceeds from this offering, including for any purpose described in “Use of Proceeds,” and we could utilize such proceeds in ways with which you may not agree. In addition, we might not use the net proceeds from this offering effectively or in a manner that increases our market value or enhances our profitability. Our failure to apply the net proceeds from this offering effectively could compromise our ability to pursue our growth strategy and we might not be able to yield a significant return, if any, in our investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use our net proceeds from this offering.
If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about us, our business or our market, or if they change their recommendation regarding our common stock adversely, the trading price and trading volume of our common stock could decline.
The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us, our business, our market or our competitors. If no or few securities or industry analysts commence coverage of us, or if any analysts cease coverage of us unexpectedly, the price and trading volume of our common stock likely would be negatively impacted. If securities or industry analysts initiate coverage and one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about us, the trading price of our common stock would likely decline. If analysts publish target prices for our common stock that are below the then-current public price of our common stock, it could cause the trading price of our common stock to decline significantly.
Our principal stockholder currently controls the direction of our business. Our principal stockholder’s interests in our business may conflict with the interests of our other stockholders.
Following completion of this offering, our principal stockholder will beneficially own approximately 76.0% of our outstanding common stock (approximately 73.4% if the underwriters exercise in full their option to purchase additional shares). The Stockholders Agreement will provide that, so long as our principal stockholder beneficially owns at least 40% of the aggregate outstanding shares of our common stock, our principal stockholder may designate a majority of the nominees for election to our board of directors; so long as our principal stockholder beneficially owns at least 10% but less than 40% of the aggregate outstanding shares of our common stock, our principal stockholder will continue to retain certain designation rights under the Stockholders Agreement proportionate to its percentage ownership in our common stock. In addition, so long as our principal stockholder beneficially owns at least 25% of the aggregate outstanding shares of our common stock, our principal stockholder will have the right to appoint and remove the chairman of our board of directors and the lead independent director, if any. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.” This concentration of ownership may have the effect of deterring, delaying or preventing a change of control of the Company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of the Company and might ultimately affect the market price of our common stock.
We have opted out of Section 203 of the DGCL, which prohibits a publicly held Delaware corporation from engaging in a business combination transaction with an interested stockholder for a period of three years after the interested stockholder became such unless the transaction fits within an applicable exemption, such as board approval of the business combination or the transaction which resulted in such stockholder becoming an interested stockholder. Therefore, after the 180-day lock-up period expires, our principal stockholder will be able to transfer control of us to a third party by transferring their shares of our common stock (subject to certain restrictions and limitations), which would not require the approval of our board of directors or our other stockholders.
Our principal stockholder may also have interests that differ from yours. For example, our principal stockholder, and the members of our board of directors who are affiliated with our principal stockholder, by the terms of our certificate of incorporation, will not be required to offer us any corporate opportunity of which it becomes aware and can take any such corporate opportunity for itself or offer it to other companies in which it has an investment. We, by the terms of our certificate of incorporation, will expressly renounce any interest or expectancy in any such corporate opportunity to the extent permitted under applicable law, even if the opportunity is one that we or our subsidiaries might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. In addition, our principal stockholder is in the business of making investments in companies and may, from time to time, acquire and hold interests in businesses that directly or indirectly compete with our business, as well as in businesses that are significant existing or potential customers.
Upon the listing of our common stock on the NYSE, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE. As a result, we will qualify for, and may in the future rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.
After the completion of this offering, our principal stockholder will control a majority of the voting power of shares eligible to vote in the election of our directors. Because more than 50% of the voting power in the election of our directors will be held by an individual, group or another company, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE. As a controlled company, we may elect in the future not to comply with certain corporate governance requirements, including the requirements that, within one year of the date of the listing of our common stock:
•our board of directors be composed of a majority of “independent directors,” as defined under the NYSE’s rules;
•the compensation of our executive officers be determined, or recommended to our board of directors for determination, by a compensation committee comprised solely of independent directors; and
•our director nominees be selected, or recommended for our board of director’s selection, by a nominating and governance committee comprised solely of independent directors.
Immediately following the completion of this offering, we do not intend to rely on these exemptions but may decide to do so in the future. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.
One of the underwriters is an affiliate of our principal stockholder and has interests in this offering beyond customary underwriting discounts and commissions.
BDT & MSD, a participant in the underwriting syndicate for this offering, is an affiliate of BDTCP, our principal stockholder, and will receive a portion of the underwriting discounts and commissions in connection with this offering. In addition, BDT & MSD has previously provided placement and other financial advisory services to the Company, for which BDT & MSD has received customary fees. BDT & MSD may, in the future, provide similar services to the Company and may receive customary fees for such services. Thus it may have interests beyond customary underwriting discounts and commissions, including interests in the pricing, allocation or terms of the offering or the exercise by the underwriters of their option to purchase additional shares from the principal stockholder. This could result in decisions or actions that are not aligned with the interests of investors in this offering or that benefit BDT & MSD and our principal stockholder to a greater extent than other investors. Further, our principal stockholder expects to participate on behalf of the Company in determining such underwriting discounts and commissions for this offering.
As a result, a “conflict of interest” is deemed to exist under Rule 5121(f)(5) of the Conduct Rules of FINRA. Accordingly, we intend that this offering will be made in compliance with the applicable provisions of Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering as BDT & MSD is not primarily responsible for managing this offering, and the underwriters that are primarily responsible for managing this offering (BofA Securities, Inc. and J.P. Morgan Securities LLC) satisfy the criteria required by Rule 5121(f)(12)(E) and do not have a conflict of interest with us. However, in accordance with Rule 5121, BDT & MSD will not sell our common stock to any account over which it exercised discretionary authority without receiving written approval from the account holder. See “Underwriting (Conflicts of Interest)”

We are taking steps to comply with applicable FINRA rules and have appointed underwriters without such conflicts to manage the offering. However, we cannot provide assurance that these measures will fully mitigate the potential risks arising from this conflict of interest. As a result, investors in this offering may face additional risks related to the influence of our principal stockholder and its affiliate underwriter, including the possibility that their interests may not be fully aligned with those of other stockholders.
We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company, and our management will be required to devote substantial time to new compliance matters, which could lower profits or make it more difficult to run our business.
As a public company, we expect to incur significant legal, accounting, reporting and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements and costs of recruiting and retaining non-executive directors. We also have incurred and will incur costs associated with compliance with the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules implemented by the SEC and the NYSE listing rules. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. Our management will need to devote a substantial amount of time to ensure that we comply with all of these requirements.
In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us, which could have an adverse effect on our business, financial condition, results of operations and cash flows.
These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.
Failure to comply with the requirements to design, implement and maintain effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could materially and adversely affect us.
As a public company, we will have significant requirements for enhanced financial reporting and internal controls. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business.
If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements and harm our operating results. In addition, we will be required pursuant to Section 404 of the Sarbanes-Oxley Act (“Section 404”), to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in an internal control over financial reporting. In addition, our independent registered public accounting firm will be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) commencing the year following our first annual report required to be filed with the SEC.
In connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, we may encounter problems or delays in completing the remediation of any deficiencies identified by us or our independent registered public accounting firm in connection with the issuance of their attestation report.
We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 or our independent registered public accounting firm may not issue an unqualified opinion. If either we are unable to conclude that we have effective internal control over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified report, investors could lose confidence in our reported financial information, which could cause the price of our common stock to decline, and we may be subject to investigation or sanctions by the SEC.
Risks Relating to our Organizational Structure
Some provisions of Delaware law, our Stockholders Agreement and our amended and restated certificate of incorporation and bylaws may deter third parties from acquiring us and diminish the value of our common stock.
Our Stockholders Agreement and our amended and restated certificate of incorporation and bylaws provide for, among other things:
•division of our board of directors into three classes of directors, with each class as equal in number as possible, serving staggered three-year terms;
•a prohibition on business combinations with interested shareholders (other than our principal stockholder and its transferees) similar to that set forth in Section 203 of the DGCL;
•so long as our principal stockholder beneficially owns at least 40% of the aggregate outstanding shares of our common stock, our principal stockholder may designate a majority of the nominees for election to our board of directors;
•so long as our principal stockholder beneficially owns at least 25% of the aggregate outstanding shares of our common stock, our principal stockholder will have the right to appoint and remove the chairman of our board of directors and the lead independent director, if any;
•following the time when our principal stockholder no longer maintains beneficial ownership of at least a majority of the aggregate outstanding shares of our common stock, there will be:
◦restrictions on the ability of our stockholders to call a special meeting and the business that can be conducted at such meeting or to act by written consent; and
◦removal of directors by the affirmative vote of holders of 66 2/3% of the total voting power of our outstanding shares of common stock, voting together as a single class, and, for so long as our board of directors remains classified, only for cause;
•following the time when our principal stockholder no longer maintains beneficial ownership of at least 40% of the aggregate outstanding shares of our common stock, there will be supermajority approval requirements for amending or repealing certain provisions in the certificate of incorporation and bylaws;

•our ability to issue additional shares of common stock and to issue preferred stock with terms that our board of directors may determine, in each case without stockholder approval (other than as specified in our certificate of incorporation);
•the absence of cumulative voting in the election of directors; and
•advance notice requirements for stockholder proposals and nominations.
These provisions in our Stockholders Agreement and our amended and restated certificate of incorporation and bylaws may discourage, delay or prevent a transaction involving a change in control of our company that is in the best interest of our minority stockholders. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging future takeover attempts. These provisions could also make it more difficult for stockholders to nominate directors for election to our board of directors and take other corporate actions.
The provision of our amended and restated certificate of incorporation requiring exclusive forum in certain courts in the State of Delaware or the federal district courts of the United States for certain types of lawsuits may have the effect of discouraging lawsuits against our directors and officers.
Our amended and restated certificate of incorporation will provide that, unless we, in writing, select or consent to the selection of an alternative forum, all complaints asserting any internal corporate claims (defined as claims, including claims in the right of the Company: (i) that are based upon a violation of a duty owed to us or our stockholders by a current or former director, officer or other employee in such capacity; or (ii) as to which the DGCL confers jurisdiction upon the Court of Chancery), to the fullest extent permitted by law, and subject to applicable jurisdictional requirements, shall be brought solely in the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have, or declines to accept, subject matter jurisdiction, another state court or a federal court located within the State of Delaware). Additionally, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Our choice-of-forum provision will not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Any person or entity purchasing or otherwise acquiring or holding any interest in our common stock shall be deemed to have notice of and to have consented to the forum selection provisions described in our amended and restated certificate of incorporation. Although we believe these exclusive forum provisions benefit us by providing increased consistency in the application of Delaware law and federal securities laws in the types of lawsuits to which each applies, the exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, or stockholders, which may discourage lawsuits with respect to such claims. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provisions. Further, in the event a court finds either exclusive forum provision contained in our certificate of incorporation to be unenforceable or inapplicable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, financial conditions, results of operations and cash flows.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies and other future conditions. In some cases, you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “predict,” “project,” “target,” “potential,” “seek,” “will,” “would,” “could,” “should,” “continue,” contemplate,” “plan,” and other words and terms of similar meaning.
Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that forward-looking statements are not guarantees of future performance or outcomes and that actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and cash flows, and the development of the markets in which we operate, are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods. New factors emerge from time to time that may cause our business not to develop as we expect, and it is not possible for us to predict all of them. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under the caption entitled “Risk Factors.”
We discuss these risks and others in greater detail under the section titled “Risk Factors.” Given these uncertainties, you should not place undue reliance on these forward-looking statements. Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information.
You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in this prospectus by these cautionary statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS
We estimate that the net proceeds we will receive from this offering will be approximately $463.75 million, assuming an initial public offering price of $20.50 per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
Certain of the shares of common stock offered by this prospectus are being sold by the principal stockholder. The principal stockholder in this offering is BDTCP. We will not receive any of the proceeds from the sale of shares by the principal stockholder in this offering, including from any exercise by the underwriters of their option to purchase additional shares from the principal stockholder. For information about the principal stockholder, see “Principal and Selling Stockholder.”
We intend to use the net proceeds from this offering to repay outstanding indebtedness under the Term Facility (as defined in “Description of Certain Indebtedness”). As of June 30, 2025, the aggregate principal balance outstanding under the Term Facility was $2,075 million. For the six months ended June 30, 2025, the average interest rate applicable to the Term Facility was 6.83%. The Term Facility has a maturity date of August 19, 2031. For more information regarding our outstanding indebtedness, including a description of the Term Facility and our voluntary repayment thereof of $135 million on September 22, 2025, see “Description of Certain Indebtedness.”
Each $1.00 increase (decrease) in the assumed initial public offering price of $20.50 per share of our common stock, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by $23.1 million, assuming the number of shares of our common stock offered in this offering by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, an increase (decrease) of one million shares in the number of shares of our common stock sold in this offering by us would increase (decrease) the net proceeds to us from this offering by $19.4 million, assuming the initial public offering price of $20.50 per share of our common stock, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at the time of the pricing of this offering.

DIVIDEND POLICY
We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate declaring or paying any cash dividends in the near term. The declaration and payment by us of any future dividends to holders of shares of our common stock will be at the sole discretion of our Board of Directors and will depend on our financial condition, earnings, cash needs, capital requirements (including requirements of our subsidiaries), contractual, legal, tax and regulatory restrictions, and any other factors that our Board of Directors deems relevant in making such a determination. Additionally, we are a holding company and do not conduct any business operations of our own. As a result, our ability to pay cash dividends on shares of our common stock is dependent upon cash dividends, distributions and other transfers from our subsidiaries. Our Credit Agreement imposes restrictions on certain of our subsidiaries’ ability to pay dividends or other distributions to us. See “Risk Factors—Risks Related to Our Capital Structure, Indebtedness and Capital Requirements” and “Description of Certain Indebtedness—Credit Agreement.” We may also enter into other credit agreements or borrowing arrangements in the future that could restrict our ability to declare or pay cash dividends. Therefore, we cannot assure you that we will pay any cash dividends or other distributions to holders of shares of our common stock, or as to the amount of any such cash dividends or other distributions.
In August 2024, the Company declared and issued a special dividend (the “2024 Dividend”) to its ordinary common stockholders, which included a $841.7 million dividend to its direct stockholder, BDTBH, through which our principal stockholder and the Minority Investment Institutional Co-Investors hold their respective shares, and $58.3 million in dividends to management common stockholders. The 2024 Dividend was paid from proceeds received from borrowings under the Credit Agreement along with approximately $11 million funded from cash on our balance sheet. The 2024 Dividend was paid as a means to provide our common stockholders with a return of capital. The 2024 Dividend was made at the discretion of our Board of Directors, which took into account the economic environment, our financial condition and our consistent growth in profitability over the preceding years, as well as our expectations regarding our ability to repay borrowings under the Credit Agreement from our anticipated net cash flows.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2025:
•on an actual basis, giving retroactive effect to the filing and effectiveness of the certificate of amendment to our Third Amended and Restated Certificate of Incorporation filed on September 26, 2025, including a 142-for-1 forward stock split;
•on an as adjusted basis, after giving effect to (i) the September 25, 2025 retirement of all shares of our treasury stock and (ii) our voluntary pre-payment of $135 million toward our Term Facility on September 22, 2025; and
•on an as further adjusted basis, after giving effect to (i) the adjustments set out above and (ii) the issuance and sale by us of 24,390,243 shares of common stock in this offering at an assumed initial public offering price of $20.50 per share of common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, including the repayment of outstanding indebtedness as set forth under “Use of Proceeds.”
The as further adjusted information set forth in the table below is illustrative only and our cash and cash equivalents and capitalization following the completion of this offering will be adjusted based on the actual initial public offering price, the number of shares of our common stock issued and sold in this offering and other terms of this offering determined when the initial public offering price is determined. You should read the following table in conjunction with the sections of this prospectus entitled “Summary Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock” and our financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2025
(in thousands, except share amounts)	Actual	As Adjusted	As Further Adjusted(1)
Cash and cash equivalents	$222,587	$87,587	$87,587
Long-term debt (including current portion):
Term Loan	$2,075,000	$1,940,000	$1,476,250
Revolving Credit Facility	—	—	—
Asset Backed Borrowings owed to securitization investors	583,269	583,269	583,269
Stockholders’ equity (deficit):
Common stock, $0.01 par value; 2,000,000,000 shares authorized and 235,213,770 shares issued and 170,707,288 outstanding on an actual basis(2); 2,000,000,000 shares authorized and 170,707,288 shares issued and outstanding on an as adjusted basis; 2,000,000,000 shares authorized and 195,096,931 shares issued and outstanding on an as further adjusted basis	2,352	1,707	1,951
Additional paid-in capital	191,181	—	463,506
Retained earnings (accumulated deficit)	79,790	(229,636)	(229,636)
Treasury stock(3)	(501,252)	—	—
Accumulated other comprehensive income	51,434	51,434	51,434
Total stockholders’ (deficit) equity	$(176,495)	$(176,495)	$287,255
Total capitalization	$2,481,774	$2,346,774	$2,346,774
__________________
(1)Each $1.00 increase or decrease in the assumed initial public offering price of $20.50 per share of common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, each of additional paid-in capital and total stockholders’ equity on an as further adjusted basis by approximately $23.1 million, and would increase or decrease, as applicable, payment toward the Term Facility by $23.1 million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each 1,000,000-share increase or decrease in the number of shares of common stock offered by us in this offering would increase or decrease, as applicable, each of additional paid-in capital and total stockholders’ equity on an as further adjusted basis by approximately $19.4 million, and would increase or decrease, as applicable, payment toward the Term Facility by $19.4 million, assuming an initial public offering price of $20.50 per share of common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(2)Actual common stock reflects shares issued as of June 30, 2025, including 64,506,482 shares that were repurchased by the Company and held in treasury as of June 30, 2025 and were no longer outstanding.
(3)On September 25, 2025, the Company retired all 64,506,482 shares of its treasury stock reported as of June 30, 2025. Thus, As Adjusted and As Further Adjusted reflects zero shares and value of treasury stock outstanding with the offsetting impact applied first to Additional paid-in capital and remaining balance applied to Retained earnings (accumulated deficit).

The as adjusted and as further adjusted columns in the table above are based on the number of shares of our common stock that will be outstanding after this offering, which in turn is based on 172,802,531 shares of common stock outstanding as of September 29, 2025, which gives effect to the Assumed Share Events set forth under the section titled “Prospectus Summary—The Offering” and excludes:
•10,065,768 shares of our common stock issuable upon exercise of options to purchase shares of our common stock outstanding under the 2015 Stock Option Plan as of September 29, 2025, with a weighted-average exercise price of $7.43 per share;
•8,640,000 shares of our common stock reserved for future issuance under our 2025 Plan, including up to 461,463 shares of our common stock (based on an expected aggregate IPO Grant (as defined below) size of $9.46 million and an assumed initial public offering price of $20.50 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus) issuable in respect of the IPO Grants, as more fully described in “Executive Compensation—Post-Offering Compensation—IPO Grants”; and
•2,592,000 shares of our common stock reserved for future issuance under our ESPP.

DILUTION
If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the as further adjusted net tangible book value per share of our common stock immediately after this offering.
We calculate historic net tangible book value per share by dividing the net tangible book value, which is total tangible assets, less total liabilities, by the number of outstanding shares of our common stock. As of June 30, 2025, we had a historical net tangible book value (deficit) of $(1,628) million, or $(9.54) per share of common stock, based on 170,707,288 shares of our common stock outstanding as of June 30, 2025. Dilution is calculated by subtracting net tangible book deficit per share of our common stock from the initial public offering price per share of our common stock.
After giving effect to the sale of 24,390,243 shares of our common stock in this offering at the initial public offering price of $20.50 per share of common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, less the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as further adjusted net tangible book value as of June 30, 2025 would have been approximately $(1,169.6) million, or $(5.97) per share of common stock. This amount represents an immediate increase in the as further adjusted net tangible book value of $3.57 per share of our common stock to the existing stockholders and immediate dilution of $26.47 per share of our common stock to investors purchasing shares of our common stock in this offering.
The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share of common stock		$20.50
Historical net tangible book value (deficit) per share as of June 30, 2025	$(9.54)
Increase in as further adjusted net tangible book value (deficit) per share of common stock attributable to investors purchasing shares of common stock in this offering	$3.57
Less: As further adjusted net tangible book value (deficit) per share of common stock, after giving effect to this offering		$(5.97)
Dilution in as further adjusted net tangible book value per share of common stock to investors in this offering		$26.47
The dilution information discussed above is illustrative only and will change based on the actual initial public offering price, the number of shares of common stock sold by us in this offering and other terms of this offering determined at pricing.
Each $1.00 increase or decrease in the assumed initial public offering price of $20.50 per share of common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the as further adjusted net tangible book value per share after this offering by approximately $0.69 and the dilution per share to new investors by $(0.69), assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
Each increase of 1,000,000 shares in the number of shares of common stock offered by us would increase our as further adjusted net tangible book value per share after this offering by $0.72 and decrease the dilution per share to new investors by $(0.72), assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each decrease of 1,000,000 shares in the number of shares of common stock offered by us would decrease our as further adjusted net tangible book value per share after this offering by $0.66 and increase the dilution per share to new investors by $(0.66), assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The following table summarizes, as of June 30, 2025, on the as further adjusted basis described above, the total number of shares of our common stock purchased from us and our principal stockholder, the total consideration paid, and the average price per share of our common stock paid by purchasers of such shares and by new investors purchasing shares of our common stock in this offering:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders (1)	170,707,288	83.3%	$744,041,520	51.5%	$4.36
New investors (1)	34,146,340	16.7%	$699,999,970	48.5%	$20.50
Total	204,853,628	100.0%	$1,444,041,490	100.0%	$7.05
(1)9,756,097 of the shares to be sold in the offering are being sold by the principal stockholder and therefore such shares are included in shares purchased by existing stockholders and by new investors.
A $1.00 increase or decrease in the assumed initial public offering price of $20.50 per share of common stock in this offering, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase or decrease the total consideration paid by new investors by $34.1 million and increase or decrease the percent of total consideration paid by new investors by 1.2%, assuming no change in the number of shares of common stock offered by us or the principal stockholder in this offering, as set forth on the cover page of this prospectus, and before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and the principal stockholder.
Sales by the principal stockholder in this offering will cause the number of shares held by existing stockholders before this offering to be reduced to 160,951,191 shares, or 82.5% of the total number of shares of our common stock outstanding as of June 30, 2025, as adjusted for the sale of 24,390,243 shares of our common stock in this offering, and the number of shares held by new investors will be 34,146,340 shares, or 17.5% of the total number of shares of our common stock as of June 30, 2025, as adjusted for the sale of 24,390,243 shares of our common stock in this offering.
Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares of common stock. If the underwriters were to exercise in full their option to purchase additional shares, our existing stockholders would own 79.9% and our new investors would own 20.1% of the total number of shares of common stock as of June 30, 2025, as adjusted for the sale of 24,390,243 shares of our common stock in this offering.
We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to holders of our common stock. To the extent that any outstanding options are exercised, there may be further dilution to investors participating in this offering.
The number of shares of our common stock that will be outstanding after this offering gives effect to the Assumed Share Events set forth under the section titled “Prospectus Summary—The Offering” and excludes any shares reserved for future issuance under our 2025 Plan (including up to 461,463 shares of our common stock (based on an expected aggregate IPO Grant (as defined below) size of $9.46 million and an assumed initial public offering price of $20.50 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus) issuable in respect of the IPO Grants, as more fully described in “Executive Compensation—Post-Offering Compensation—IPO Grants”) and our ESPP, and any shares of our common stock issuable upon exercise of options to purchase shares of our common stock outstanding as of September 29, 2025.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this prospectus. The following discussion and analysis also includes discussion of certain non-GAAP financial measures. For a description and reconciliation of the non-GAAP measures discussed in this section, see “—Non-GAAP Financial Measures and Key Operating Metrics” below.
In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Special Note Regarding Forward-Looking Statements” and “Risk Factors.”
Our Business
We are the world’s largest designer and manufacturer of commercial laundry systems, serving a diverse and resilient range of global end markets. We believe we engineer and produce the highest quality and one of the most reliable commercial laundry systems in the industry. We leverage our pure play focus on the commercial laundry industry and over 100 years of engineering excellence to drive innovation and design our equipment to deliver outstanding performance in the most demanding applications. We believe the need for clean laundry is universal and growing, and our premium machines meet this fundamental human need, all day, every day.
We are focused on the large and attractive commercial laundry market where our systems’ quality, durability and reliability are key strategic advantages with our channel partners, customers and end users. End users of our systems include healthcare facilities, fire stations, hotels, laundromats, communal laundry facilities and many other commercial applications where hygiene is critical. We believe the criticality of laundry equipment to these users’ operations creates a discerning customer base that appreciates the quality and economic attractiveness of highly effective and reliable equipment. We leverage our scale and focus to deliver a compelling total value proposition to this diverse customer base.
We estimate that we hold approximately 40% of the commercial laundry market in North America and have leading positions in growing markets around the world. The commercial laundry market benefits from a regular replacement cycle driven by a large base of installed machines, which provides us with an advantage as the largest incumbent manufacturer and offers us a high level of revenue consistency to support our growth ambitions. In addition, residential customers are increasingly demanding commercial-quality products for the home, and our machines represent a compelling fit for this select but growing segment of the residential market.
Commercial laundry customers view laundry systems as infrastructure to support core business operations or as revenue-generating assets. Avoidance of downtime and repair costs, as well as effective processing of large volumes of laundry, are important drivers of machine economics and help our end-customers run their businesses effectively.

As such, customers focus on total cost of ownership when making purchasing decisions, which often involve investments of hundreds of thousands of dollars.
Our systems are known for their use of high-quality materials in their construction, their build quality and the extensive testing regimen they undergo, resulting in best-in-class performance. Our culture of operational excellence and continuous improvement supports the maintenance of these exceptionally high-quality standards. As a result, we believe we offer an attractive total cost of ownership, and our customers purchase our machines because of their reliability, durability and effectiveness. This dynamic allows us to sell our products at a price premium versus competitor offerings while securing a high degree of loyalty from our customers when they need to replace a machine.

Customer Purchasing Decisions Are Influenced by the Total Cost of Ownership

Upfront Price
Operating Costs
Cost of Energy and Water Consumption
Cleaning and Maintenance Cost (i.e., labor to clean lint)
Service and Repair Cost (i.e., truck rolls for parts replacement)
Cost of Lost Productivity Over Equipment Useful Life (i.e., fewer cycles run, longer downtime)
Cost of consumables (i.e., detergents)

We sell our systems through an extensive global network of approximately 600 distributors and through direct sales channels in certain key markets. Distributors are a critical part of the commercial laundry market as they are frequently the first point of contact for end-customers and are highly influential in educating those customers about equipment features and highlighting the key factors in making a purchasing decision. We have valuable and difficult-to-replicate relationships with our distributors that have been built over decades. Approximately 94% of our North American distributors have been with the Company for ten years or more. Our distribution partners often see us as the vendor of choice given our focus on quality, insights into customer needs, the attractive economics of our machines and our support teams staffed with highly trained personnel. Our direct sales channel complements our distribution network by bringing us closer to end-customers and enhancing strategic flexibility, particularly in select markets that we believe represent significant growth opportunities.
We operate through two geographic reporting segments with our North America segment representing 74% of 2024 revenue and our International segment representing the remaining 26%. Our historical financial performance has benefited from consistent and predictable growth at attractive margins, and we have a strong cash generation profile accompanied by minimal capital expenditure requirements given our well-invested manufacturing footprint. For the twelve-month period ended December 31, 2024, our net revenue was $1.5 billion, net income was $98 million (with a net income margin of approximately 7%), Adjusted EBITDA was $383 million (with an Adjusted EBITDA Margin of approximately 25%) and capital expenditures were approximately 3% of net revenue. For the six months ended June 30, 2025, our net revenue was $837 million, net income was $48 million (with a net income margin of approximately 6%), Adjusted EBITDA was $219 million (with an Adjusted EBITDA Margin of approximately 26%) and capital expenditures were approximately 2% of net revenue. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures and

Key Operating Metrics” regarding our use of Adjusted EBITDA and Adjusted EBITDA Margin, which are non-GAAP financial measures, and a reconciliation of these measures to their most directly comparable financial measure calculated in accordance with GAAP.
Key Factors Affecting Our Performance
Our results of operations and financial condition have been, and will continue to be, affected by several factors that present significant opportunities for us but can also pose risks and challenges, including but not limited to those discussed below and in the section of this prospectus titled “Risk Factors.”
Incumbent Replacement Cycle
Despite the high reliability and durability of our equipment it does have a finite life, and the mission-critical nature of our estimated eight million unit installed base of equipment, which we calculate assuming a ten-year average useful life of our products, means our growth and performance has been driven by a consistent and predictable demand for replacement equipment. The incumbency advantage offered by this significant installed base and our investment in maintaining industry-leading physical and digital product offerings make us, we believe, well placed to capitalize on global demand and continue to grow our market share and develop new markets for our products. This global demand is driven by the commercial demand of our continually improved products, our customers repeatedly choosing our products and the attractiveness of laundromats as an investment, and changes in customer habits or changes to the economic model, including changes to operating, real estate and construction costs, the operating environment, or delays in laundromat construction or increased regulatory or permitting obligations for laundromats, could impact this demand in the future.
Investment Trends in Diversified End-Markets
In addition to replacement demand, our performance is also driven by investment trends in both our developed and developing end markets. The investment and macro trends impacting the On-Premise, Vended and Commercial In-Home end-markets rarely move in tandem, and our ability to access all these markets by providing systems to satisfy the many differences between them has been a key driver to our historical performance and we believe will continue to drive our performance going forward.
Myriad applications required by the On-Premise end market create investment trends that rarely move in sync. Whether our products are used to sterilize large volumes of linens in healthcare, wash highly specialized firefighting gear, launder hotel linens or are applied in any of the many other end-use cases, our ability to provide specific solutions for all of these applications gives us end market diversification globally. We believe our incumbency in many of these applications provides a strong platform for future growth in both developed and developing markets, as these markets upgrade their laundry systems to align to more developed market standards.
The growth of the Vended market, whether in laundromats or communal laundry facilities, is being driven by a combination of changes to the investment model in mature markets, including the U.S. and Western Europe, and demographic changes in less mature markets where we are helping create the demand and drive adoption of Vended laundry applications.
The U.S. and Western European laundromat markets are seeing an acceleration of investment, driven by a shift to more commercially focused investors who are willing to invest in the latest machines and technology to deliver an improved customer experience, and which also allows them to more easily operate their multi-site businesses. This is driving demand for equipment for new laundromat locations, but also accelerating the replacement cycle in existing stores as owners refurbish them to keep pace with the market trends. We believe our industry leading products and digital technologies, alongside our in-house financing capability in the U.S., makes our products the most attractive choice for these investors which has driven and will continue to drive our performance.
There remains significant untapped opportunity for Vended laundry systems across many under-penetrated developing markets where there is a nascent or non-existent Vended laundry culture. We have a successful track record of expanding our business in these high-potential geographies, such as in Thailand where we have grown revenue at a compound annual growth rate of approximately 50% since we began operations there in 2017. We believe Vended laundry market opportunities are driven by a number of key indicators such as GDP growth, population growth, rising personal incomes, increasing urbanization, and expanding family sizes—all resulting in evolving lifestyles that demand Vended laundry solutions. We believe there are many other potential markets that could replicate the success we have already seen in markets like Thailand, though there are inevitable risks associated with growth in these new markets. For example, we face risks associated with unforeseen government actions, changing political conditions, fluctuations in currency exchange rates, increases in inflation, and other risks. See “Risk Factors.” In these developing markets, our team takes a “feet on the street” approach to foster the development of the local commercial laundry industry. We believe accessing these under-penetrated markets will continue to drive our performance alongside our local partners.
Within the Commercial In-Home market, we have benefited from users who are becoming increasingly frustrated with lower quality residential machines and are looking for a more reliable and durable commercial-grade solution. We have capitalized on this demand by focusing on our go-to-market strategy of selling through independent retailers and not “Big Box” stores; we believe this strategy is unique in the industry and delivers the most profitable laundry sale for a retailer. We also continue to launch product extensions. Together, these efforts have expanded our reach and product range to in-home customers and we believe there remains continued growth opportunities in this market as these trends continue.
Manufacturing and Procurement Excellence and Related Costs
To ensure that the reliability, durability and quality of our machines meet our customers’ expectations, we seek to achieve manufacturing and procurement excellence, which in turn means our systems may have higher labor and material costs than our primary competitors. Those high-quality product characteristics require us to run our manufacturing facilities efficiently, design products, supporting technologies and any new technologies to appropriately balance cost and performance, and procure materials and components at optimal prices. These activities have been key to our historical margin expansion and will continue to be drivers of our margins in the future.
While we continue to focus on cost-down initiatives through engineering, manufacturing and procurement workstreams, we remain exposed to market prices for these costs. We manage the potential risk in these input costs through, when we deem appropriate, hedging and fixed price or term contracts. This focus on balancing cost with performance and quality extends to our suppliers where we focus on long-term, mutually beneficial relationships, rather than short-term cost minimization transactions, resulting in partnerships that help us to navigate any market volatility. For example, these relationships were particularly valuable as we navigated the COVID-19 pandemic and supply chain issues that followed, where we saw no significant disruption to our supply of components and materials.
Global Supply Chain and Geopolitical Conflict
Though our strategy generally involves sourcing inputs from the same or nearby geographic regions as our manufacturing facilities, we continue to face risks associated with supply disruptions or delays in shipments and supply chains regionally and globally. These disruptions could impact our ability to procure raw materials or other materials on a timely basis and/or at expected prices, and have been driven by supply chain market constraints and macroeconomic conditions, including inflation and labor market shortages. Current geopolitical conditions, including conflicts and other causes of strained intercountry relations, as well as sanctions and other trade restrictive activities, also contribute to these issues. Additionally, there has been consolidation of distributors in our industry. Increased consolidation may result in fewer alternatives for distributors, which in turn could decrease our bargaining power as it relates to pricing and purchase order terms. Our business and financial performance is also affected by elevated levels of inflation and interest rates. Certain costs, including rising labor rates and supplier costs, have increased as a result of inflation. Moreover, volatility in interest rates and financial markets can lead to economic uncertainty, an economic downturn or recession and impact the demand for our products and services as well as our supply chain.
In addition, changes, potential changes or uncertainties in regulatory and economic conditions or laws and policies governing foreign trade, manufacturing, and development and investment in the territories and countries where we operate or sell our products could adversely affect our business, results of operations and financial condition. There have been, and could be further, legislative actions limiting outsourcing manufacturing and production activities to jurisdictions outside the United States, including through tariffs or penalties. Such actions could impact our ability to obtain sourcing, as well as increase prices for materials as we seek alternative sources.
Public Company Costs
Following the completion of this offering, we expect to incur additional costs associated with operating as a public company. We expect that these costs will include additional personnel, legal, consulting, regulatory, insurance, accounting, investor relations, and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as amended, as well as rules adopted by the SEC and national securities exchanges, require public companies to implement specified corporate governance practices that are currently inapplicable to us as a private company. These additional rules and regulations, as well as others associated with being a public company, will increase our legal, regulatory, financial and insurance costs and will make some other activities more time-consuming and costly.
Non-GAAP Financial Measures and Key Operating Metrics
We regularly review non-GAAP measures to evaluate our business, measure our performance and manage our operations, including identifying trends affecting our business, formulating business plans and making strategic decisions. We believe that non-GAAP measures provide an additional way of viewing aspects of our operations that, when viewed together with our GAAP results, provide a more complete understanding of our results of operations and the factors and trends affecting our business. These non-GAAP financial measures are also used by our management to evaluate financial results and to plan and forecast future periods. Non-GAAP financial measures should be considered a supplement to, and not a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP.
Adjusted EBITDA and Adjusted EBITDA Margin
This prospectus contains certain financial measures, including Adjusted EBITDA and Adjusted EBITDA Margin, that are not required by, or prepared in accordance with, GAAP. We refer to these measures as “non-GAAP” financial measures. The use of non-GAAP financial measures should not be construed as an alternative to, or more meaningful than, the comparable GAAP financial measure. You should not consider Adjusted EBITDA or Adjusted EBITDA Margin either in isolation or as substitutes for analyzing our results as reported under GAAP. Adjusted EBITDA and Adjusted EBITDA Margin are presented for supplemental informational purposes only and have limitations as an analytical tool. For example, Adjusted EBITDA and Adjusted EBITDA Margin exclude certain tax payments that may reduce cash available to us, exclude non-cash charges for depreciation of property and equipment and amortization of intangible assets, do not reflect any cash capital expenditure requirements for such assets being depreciated and amortized that may have to be replaced in the future, do not reflect changes in, or cash requirements for, our working capital needs and do not reflect the interest income or expense, or the cash requirements necessary to service interest or principal payments, on our debt. You should be aware that our presentation of these and other non-GAAP financial measures in this prospectus may not be comparable to similarly titled measures used by other companies, including our competitors.
Adjusted EBITDA and Adjusted EBITDA Margin, as defined below, are key non-GAAP measures we use to assess our financial performance. “Adjusted EBITDA” represents net income before provision for income taxes, interest expense, depreciation and amortization and is further adjusted to exclude certain expenses not representative of our ongoing operations and other charges not involving cash outlays and “Adjusted EBITDA Margin” represents Adjusted EBITDA divided by net revenues. Management utilizes Adjusted EBITDA and Adjusted EBITDA Margin as measures of operating performance. Management believes that these non-GAAP financial measures are useful to investors for period-to-period comparisons of the Company’s business and in understanding and evaluating the Company’s operating results for the following reasons:
•Adjusted EBITDA and Adjusted EBITDA Margin are widely used by investors and securities analysts to measure a company’s operating performance without regard to items such as share-based compensation expense, depreciation and amortization expense, interest expense, other expense (income), net, and income taxes expense (benefit) that can vary substantially from company to company depending upon their financing, capital structures and the method by which assets were acquired; and
•Adjusted EBITDA and Adjusted EBITDA Margin provide consistency and comparability with the Company’s past financial performance, facilitate period-to-period comparisons of the Company’s primary operating results, and also facilitate comparisons with other peer companies, many of which use similar non-GAAP financial measures to supplement their GAAP results.
Non-GAAP Reconciliation
The following table presents a reconciliation of net income to Adjusted EBITDA and Adjusted EBITDA Margin for the periods presented:

	For the Six Months Ended June 30,		For the Year Ended December 31,
(in thousands except for percentages)	2025	2024	2024	2023	2022
Net income	$48,263	$67,577	$98,319	$88,229	$99,650
Provision for income taxes	14,874	18,977	25,130	16,226	16,374
Interest expense	84,288	58,431	132,001	123,397	58,099
Depreciation and amortization	45,958	44,909	90,169	88,704	87,284
EBITDA	193,383	189,894	345,619	316,556	261,407
Refinancing and debt related costs (1)	1,054	—	33,217	—	223
Shared-based compensation (2)	1,771	1,776	3,263	3,343	3,144
Pension termination costs (3)	—	—	—	7,011	4,619
Strategic transaction costs (4)	3,044	4,668	5,803	1,083	437
Foreign exchange (gain)/loss on intercompany loans (5)	19,854	(230)	(4,654)	484	1,931
Adjusted EBITDA	$219,106	$196,108	383,248	328,477	271,761
Net revenues	$836,757	$729,009	$1,508,440	$1,365,154	$1,376,277
Net income margin	5.8%	9.3%	6.5%	6.5%	7.2%
Adjusted EBITDA Margin	26.2%	26.9%	25.4%	24.1%	19.7%
__________________
(1)Represents fees in connection with the Credit Agreement and predecessor credit facilities.
(2)Non-cash expenses related to equity awards granted to management.
(3)Expenses related to the termination and settlement of pension obligations, including settlement charges and amortization of net actuarial losses.
(4)Comprised of professional fees, advisory services and other expenses related to acquisitions and other strategic initiatives.
(5)Foreign exchange (gains)/losses on intercompany loans where the lender or borrower’s functional currency differs from the loan denomination currency.
Segment Operating Metrics
Our business is organized into two reportable segments, North America and International. The Company uses Segment Net Revenues, Segment Adjusted EBITDA and Segment Adjusted EBITDA Margin as its measures of performance. The Company allocates certain costs including manufacturing variances, customer support expenses and selling and general expenses which are incurred in our global operations to the reportable segments in determining Segment Adjusted EBITDA.
Segment Adjusted EBITDA is a performance metric utilized by the Company’s Chief Operating Decision Maker to allocate resources on a segment basis. We define Segment Adjusted EBITDA as, on a segment basis, net income before provision for income taxes, interest expense, depreciation and amortization and further adjusted to exclude certain expenses not representative of our ongoing operations and charges not involving cash outlays. Segment Adjusted EBITDA is a measure of operating performance of our reportable segments and may not be comparable to similar measures reported by other companies. See Note 23, “Segment Information,” to our audited consolidated financial statements included elsewhere in this prospectus and “—Segment Results” below.

Components of Results of Operations
Net Revenues
Revenue is primarily generated through the sale of our commercial-grade laundry systems and service parts across our two geographic segments and into the three end markets of OPL, Vended and Commercial In-Home. In addition to the sale of equipment, we also generate revenues from our wrap-around customer offerings including equipment servicing, digital products and customer financing solutions.
Equipment, Service parts and other
The Company offers a full line of stand-alone laundry washers and dryers and related service parts. These products range from small residential washers and dryers to large commercial laundry systems. Revenue from equipment and service part sales is recognized when the Company satisfies a performance obligation by transferring control of a product, or providing service, to a customer net of any discounts or allowances. Where post-invoice rebates, allowances or sales incentive programs are offered, the Company estimates and records the cost of this variable consideration at the time of sale of the related product.
Equipment financing
The Company offers an equipment financing program to end-customers who are primarily laundromat owners to finance their purchase of new equipment. Typical terms for equipment financing receivables range from two to twelve years. Interest income is accrued as earned on outstanding balances. Recognition of income is suspended, and previously recorded accrued interest income is reversed, when it is determined that collection of future income is not probable (after 89 days past due). Fees earned and incremental direct costs incurred upon origination of equipment financing are not significant.
Costs and Expenses
Cost of Sales
Cost of sales is comprised of the costs of raw materials and component parts, distribution expenses, costs incurred at the manufacturing plant level and costs of warehousing, including, but not limited to, labor and related fringe benefits, depreciation, supplies, utilities, property taxes and insurance, as well as costs associated with product warranties, and other costs of supporting our other wrap-around customer offerings.
Equipment Financing Expenses
Equipment financing expenses are made up of the interest cost and fees related to our Asset Backed Equipment Facility, alongside the operational costs, including but not limited to, headcount and systems expenses related to administering the equipment finance program.
Gross Profit
Gross profit is determined by subtracting cost of sales and equipment financing expenses from net revenues.
Selling, general and administrative expenses
Our selling expenses consist of expenses related to selling our products and services to customers through our global sales organization including the salaries of our direct sales team. General and Administrative expenses include the cost of our global, ‘24x7’ engineering and innovation teams as well as the costs required to support the administration of the business such as finance, accounting, information technology, human resources, legal, general management and amortization related to the BDTCP Transaction.
Operating income
Operating income is gross profit less SG&A and Other Costs.

Interest expense, net
The Company incurs interest expense related to servicing of its outstanding obligations under its Credit Agreement as defined herein. The amortization of debt issuance costs and impact of our interest rate hedging instruments are also included as a component of periodic interest expense.
Net income
Net income is operating income less interest expense, net, other expenses, net, and provision for income taxes.
Factors Affecting the Comparability of Our Results of Operations
Set forth below is a brief discussion of the key factors impacting the comparability of our results of operations.
Refinancing Costs
From time to time the Company enters into new or amended credit agreements or securitization facilities to support its operations, fund acquisitions, make dividend distributions or for other general corporate purposes. These refinancing activities and related costs, as well as any capitalized costs and original issue discounts from prior transactions, are capitalized or expensed in accordance with the debt modification and debt extinguishment accounting guidance. Debt issuance costs are amortized using the effective interest rate method or straight line when straight line approximates the effective interest rate method.
In August 2024, the Company incurred fees of $32.8 million in connection with the execution of the Credit Agreement. Of these fees, $30.4 million was expensed and included in Other expenses, net and Other expenses, net - related parties in the consolidated statements of comprehensive income. The remaining $2.4 million related to the Revolving Facilities and was capitalized and included in the Other long-term assets line of the consolidated balance sheets. The Company also recorded $10.4 million of original issuance discount related to the Credit Agreement, which is included in the Long-term debt, net line of the consolidated balance sheets. Additionally, the Company wrote off a portion of the unamortized debt issuance costs and original issuance discounts related to the prior credit agreement, resulting in expense of $2.8 million recorded in Other expenses, net in the consolidated statements of comprehensive income.
Presentation of Financial Information
Alliance Laundry Holdings Inc. is a holding company with no business operations or assets other than the capital stock of its direct and indirect subsidiaries, including those of Alliance Laundry Holdings LLC and Alliance Laundry Systems LLC. Alliance Laundry Systems LLC, a direct, wholly owned subsidiary of Alliance Laundry Holdings LLC, which is a direct, wholly owned subsidiary of Alliance Laundry Holdings Inc., is the U.S. Borrower under the Credit Agreement and the Originator and Servicer under the Asset Backed Equipment Facility and the Asset Backed Trade Receivables Facility, each as defined below.

Results of Operations
For the Six Months Ended June 30, 2025 and 2024
The following table sets forth our results of operations for the periods indicated:

(in thousands)	June 30, 2025	June 30, 2024
Net revenues:
Equipment, service parts and other	$812,472	$704,660
Equipment financing	24,285	24,349
Net revenues	836,757	729,009
Costs and expenses:
Cost of sales	498,256	439,875
Cost of sales - related parties	3,082	2,995
Equipment financing expenses	16,209	16,410
Gross profit	319,210	269,729

Selling, general, and administrative expenses	150,727	124,824
Selling, general, and administrative expenses - related parties	150	150
Total operating expenses	150,877	124,974
Operating income	168,333	144,755

Interest expense, net	84,288	58,431
Other expenses, net	20,908	(230)
Income before taxes	63,137	86,554
Provision for income taxes	14,874	18,977
Net income	$48,263	$67,577
Net Revenues
Net revenues for the six months ended June 30, 2025    increased $107.7 million, or 14.8%, to $836.8 million from $729.0 million for the six months ended June 30, 2024. Equipment revenue increased $99.5 million, or 16.4%, year over year, primarily driven by volume growth across our reportable segments and all three end markets and modest price increases. Service parts revenue increased $7.1 million, or 9.0%, year over year primarily driven by volume growth. Other revenues increased $1.2 million, or 6.0%, primarily due to increased field service revenue. Equipment financing revenue decreased $0.1 million, or 0.3%, year over year driven by a decrease in interest income as floating loan rates decreased alongside the prime rate, partially offset by growth of the loan base.
Net revenues increased $91.6 million in North America, mainly driven by strong demand across all end markets, with particularly strong performance in the Vended, an increase of 7.2%, and Commercial In-Home, an increase of 41.8%, end markets. International segment net revenues increased by $16.2 million due to strong performance in Europe, an increase of 16.9%, and in Asia Pacific, an increase of 14.6%.
Gross profit
Gross profit for the six months ended June 30, 2025 increased $49.5 million, or 18.3%, to $319.2 million from $269.7 million for the six months ended June 30, 2024. Gross profit as a percentage of net revenues was 38.1% for the six months ended June 30, 2025 as compared to 37.0% for the six months ended June 30, 2024. The increase in gross profit as a percentage of revenue was primarily driven by our continued focus on manufacturing and procurement excellence where cost down initiatives delivered approximately $5 million in savings, the benefits of higher production volumes and benefit from modest price increases.

Selling, general, and administrative expenses (“SG&A”)
Selling, general, and administrative expenses for the six months ended June 30, 2025 increased $25.9 million to $150.9 million from $125.0 million for the six months ended June 30, 2024. Selling, general, and administrative expenses as a percentage of net revenues was 18.0% for the six months ended June 30, 2025 as compared to 17.1% for the six months ended June 30, 2024. Included within Selling, general, and administrative expenses is $22.3 million and $22.4 million related to non-cash depreciation and amortization of assets, which represents the portion of assets that had increases to their historical basis as a result of purchase accounting related to the BDTCP Transaction for the six months ended June 30, 2025 and 2024, respectively. The increase in Selling, general and administrative expenses is primarily due to investment in physical and digital product development, increased IT systems expense, acquisition of distributors and promotion, commission and bonus payments driven by financial performance.
Interest expense, net
Interest expense, net for the six months ended June 30, 2025 increased    $25.9 million to $84.3 million from $58.4 million for the six months ended June 30, 2024. The increase in interest expense was primarily attributable to the higher debt balance following the August 2024 refinancing referenced elsewhere in this “Management’s Discussion and Analysis.”
Other expenses, net
Other expenses, net for the six months ended June 30, 2025 was $20.9 million compared to income of $0.2 million for the six months ended June 30, 2024. Other expenses, net for the six months ended June 30, 2025 included $19.9 million foreign exchange losses on intercompany loans where the lender or borrower’s functional currency differs from the loan denomination currency and $1.1 million of debt issuance costs. Other expenses, net for the six months ended June 30, 2024 was comprised of $0.2 million foreign exchange gains on intercompany loans.
Provision for Income Taxes
The effective income tax rate was 23.6% for the six months ended June 30, 2025 as compared to 21.9% for the six months ended June 30, 2024. The effective tax rate for the six months ended June 30, 2025 was impacted by an increase in overall income with a change in the mix to higher tax countries.
For the Year Ended December 31, 2024 v. Year Ended December 31, 2023
The following table sets forth our results of operations for the periods indicated:

(in thousands)	December 31, 2024	December 31, 2023
Net revenues:
Equipment, service parts and other	$1,459,746	$1,321,427
Equipment financing	48,694	43,727
Net revenues	1,508,440	1,365,154
Costs and expenses:
Cost of sales	914,655	858,286
Cost of sales - related parties	6,218	4,466
Equipment financing expenses	36,316	29,310
Gross profit	551,251	473,092

Selling, general, and administrative expenses	266,444	237,108
Selling, general, and administrative expenses - related parties	300	300
Other costs	494	—

(in thousands)	December 31, 2024	December 31, 2023
Total operating expenses	267,238	237,408
Operating income	284,013	235,684

Interest expense, net	132,001	123,397
Other expenses, net	23,376	7,832
Other expenses, net - related parties	5,187	—
Income before taxes	123,449	104,455
Provision for income taxes	25,130	16,226
Net income	$98,319	$88,229
Net Revenues
Net revenues for the year ended December 31, 2024 increased $143.3 million, or 10.5%, to $1,508.4 million from $1,365.2 million for the year ended December 31, 2023. Equipment revenue increased $119.6 million, or 10.5%, year over year, primarily driven by volume growth across our reportable segments and all three end markets and modest price increases. Service parts revenue increased year over year $15.4 million, or 10.9%, primarily driven by volume growth. Other revenues increased $3.3 million, or 8.5%, primarily due to increased field service revenue. Equipment financing revenue increased $5.0 million, or 11.4%, driven by increasing interest income as floating loan rates increased alongside the prime rate and also the growth of the loan base.
Net revenues increased $112.4 million in North America, mainly driven by strong demand across all end markets, with particularly strong performance in the Vended, an increase of 6.5%, and Commercial In-Home, an increase of 17%, end markets. International segment net revenues increased by $30.9 million due to strong performance in Europe, an increase of 17% and in Middle East and Africa, an increase of 23%, where the expanding Vended end markets are driving growth.
Gross profit
Gross profit for the year ended December 31, 2024 increased $78.2 million, or 16.5%, to $551.3 million from $473.1 million for the year ended December 31, 2023. Gross profit as a percentage of net revenues was 36.5% for the year ended December 31, 2024 as compared to 34.7% for the year ended December 31, 2023. The increase in gross profit as a percentage of revenue was primarily driven by our continued focus on manufacturing and procurement excellence where cost down initiatives delivered approximately $17 million in savings, the benefits of higher production volumes and benefit from modest price increases.
Selling, general, and administrative expenses (“SG&A”)
Selling, general, and administrative expenses for the year ended December 31, 2024 increased $29.3 million, to $266.7 million from $237.4 million for the year ended December 31, 2023. Selling, general, and administrative expenses as a percentage of net revenues was 17.7% for the year ended December 31, 2024 as compared to 17.4% for the year ended December 31, 2023. Included within Selling, general, and administrative expenses is $44.6 million and $44.7 million related to non-cash depreciation and amortization of assets, which represents the portion of assets that had increases to their historical basis as a result of purchase accounting related to the BDTCP Transaction for the year ended December 31, 2024 and 2023, respectively. The increase in Selling, general and administrative expenses is primarily due to investment in physical and digital product development, increased IT systems expense, acquisition of distributors and promotion, commission and bonus payments driven by financial performance.
Interest expense, net
Interest expense, net for the year ended December 31, 2024 increased $8.6 million to $132.0 million from $123.4 million for the year ended December 31, 2023. The increase in interest expense was primarily attributable to the higher debt balance following the August 2024 refinancing referenced elsewhere in this “Management’s Discussion and Analysis.”
Other expenses, net
Other expenses, net for the year ended December 31, 2024 was $28.6 million compared to $7.8 million for the year ended December 31, 2023. Other expenses, net for the year ended December 31, 2024 were comprised of $33.2 million associated with the entry into the Credit Agreement and $4.7 million foreign exchange gains on intercompany loans where the lender or borrower’s functional currency differs from the loan denomination currency. Other expenses, net for the year ended December 31, 2023, was comprised of a $7.0 million pension settlement loss related to the termination of the pension plan, $0.5 million foreign exchange losses on intercompany loans and $0.3 million of nonservice components of net periodic pension expense.
Provision for Income Taxes
The effective income tax rate was 20.4% for the year ended December 31, 2024 as compared to 15.5% for the year ended December 31, 2023. The effective tax rate for the year ended December 31, 2023 was impacted by a tax benefit resulting from reversal of valuation allowances in Brazil and U.S. state tax rate reductions.
For the Year Ended December 31, 2023 Compared to Year Ended December 31, 2022
The following table sets forth our results of operations for the periods indicated:

(in thousands)	December 31, 2023	December 31, 2022
Net revenues:
Equipment, service parts and other	$1,321,427	$1,345,924
Equipment financing	43,727	30,353
Net revenues	1,365,154	1,376,277
Costs and expenses:
Cost of sales	858,286	939,980
Cost of sales - related parties	4,466	—
Equipment financing expenses	29,310	16,892
Gross profit	473,092	419,405

Selling, general, and administrative expenses	237,108	225,540
Selling, general, and administrative expenses - related parties	300	275
Other costs	—	13,426
Total operating expenses	237,408	239,241
Operating income	235,684	180,164

Interest expense, net	123,397	58,099
Other expenses, net	7,832	6,041
Other expenses, net - related parties	—	—
Income before taxes	104,455	116,024
Provision for income taxes	16,226	16,374
Net income	$88,229	$99,650
Net Revenues
Net revenues for the year ended December 31, 2023 decreased $11.1 million, or 0.8%, to $1,365.2 million from $1,376.3 million for the year ended December 31, 2022. Equipment revenue decreased $28.7 million, or 2.5%, year over year, primarily driven by a decrease in volume across both segments, with the impact of reduced volumes stemming from our strategic decisions to prioritize margin improvement through an increased focus on product and customer profitability negatively impacting revenue by approximately $44 million, partially offset by modest price increases. Service parts revenue remained relatively flat, having increased $0.4 million, or 0.3%, year over year. Other revenues increased $3.8 million, or 11.1%, which was primarily due to increased field service revenue, partially offset by a $3.2 million decrease in scrap steel revenue. Equipment financing revenue increased $13.4 million, or 44.1%, driven by increased interest income as floating loan rates increased alongside the prime rate and also the growth of the loan base.
Net revenues increased $1.5 million in North America due to growth in our Commercial In-Home end market, an increase of 2%, and an increase in equipment financing revenue driven by increased interest income as floating loan rates increased alongside the prime rate and the growth of the loan base. This was offset by reduced volumes stemming from our strategic decision to prioritize margin improvement through an increased focus on product and customer profitability, which reduced net revenues by approximately $12 million.
Revenues decreased $12.6 million in International partially driven by strategic decisions in Europe and Asia Pacific to eliminate sales to customers with lower margins, which reduced net revenues by approximately $33 million. This was partially offset by increased revenue in Latin America and Asia Pacific due to strong demand from Vended end markets.
Gross profit
Gross profit for the year ended December 31, 2023 increased $53.7 million, or 12.8%, to $473.1 million from $419.4 million for the year ended December 31, 2022. Gross profit as a percentage of net revenues was 34.7% for the year ended December 31, 2023 as compared to 30.5% for the year ended December 31, 2022. Globally, the increase in gross profit as a percentage of revenue was primarily driven by our continued focus on manufacturing and procurement excellence where cost down initiatives delivered approximately $16 million in savings. Additionally, strategic pricing actions and underperforming product rationalization improved margin year over year.
Selling, general, and administrative expenses
Selling, general, and administrative expenses for the year ended December 31, 2023 increased $11.6 million to $237.4 million from $225.8 million for the year ended December 31, 2022. Selling, general, and administrative expenses as a percentage of net revenues was 17.4% for the year ended December 31, 2023 as compared to 16.4% for the year ended December 31, 2022. Included within Selling, general, and administrative expenses is $44.7 million and $44.5 million related to non-cash depreciation and amortization of assets, which represents the portion of assets that had increases to their historical basis as a result of purchase accounting related to the BDTCP Transaction for the years ended December 31, 2023 and 2022, respectively. The increase in Selling, general and administrative expenses is primarily due to an increase in employee related expenditures and the acquisition of distributors in the United States.
Other costs
There were no Other costs for the year ended December 31, 2023. Other costs recorded for the year ended December 31, 2022 included $12.6 million in non-cash asset impairments, primarily related to impairment of the UniMac trademark.
Interest expense, net
Interest expense, net for the year ended December 31, 2023 increased $65.3 million to $123.4 million from $58.1 million for the year ended December 31, 2022. The increase in interest expense was primarily attributable to the impact of the mark-to-market fair value adjustments of the Company’s interest rate swaps, which resulted in interest income of $31.6 million for the year ended December 31, 2022 and interest expense of $6.4 million for the year ended December 31, 2023. Additionally, there was a $27.9 million increase in term loan interest due to higher interest rates in 2023.

Other expenses, net
Other expenses, net for the year ended December 31, 2023, was $7.8 million compared to $6.0 million for the year ended December 31, 2022. Other expenses, net for the year ended December 31, 2023, was comprised of a $7.0 million pension settlement loss related to the termination of the pension plan, which was finalized in 2023, $0.5 million foreign exchange losses on intercompany loans where the lender or borrower’s functional currency differs from the loan denomination currency and $0.3 million of nonservice components of net periodic pension expense. Other expenses, net recorded for the year ended December 31, 2022 was comprised of $4.6 million pension settlement loss related to the termination of the pension plan, $1.9 million foreign exchange losses on intercompany loans where the lender or borrower’s functional currency differs from the loan denomination currency and $0.2 million of debt issuance costs, which was partially offset by $0.7 million of non-service components of net periodic pension benefit.
Provision for Income Taxes
The effective income tax rate was 15.5% for the year ended December 31, 2023 as compared to 14.1% for the year ended December 31, 2022. The effective tax rate for the year ended December 31, 2023 was impacted by a tax benefit resulting from reversal of valuation allowances in Brazil and U.S. state tax rate reductions. The effective tax rate for the year ended December 31, 2022 was impacted by a tax benefit resulting from share-based compensation from stock options exercised during the year.
Segment Results
Our business is organized into two reportable segments, North America and International.
The Company uses Segment Net revenues, Segment Adjusted EBITDA and Segment Adjusted EBITDA Margin as its measures of performance. The Company allocates certain costs including manufacturing variances, customer support expenses and selling and general expenses which are incurred in our global operations to the reportable segments in determining Segment Adjusted EBITDA.
The segment measurements provided to, and evaluated by, the Chief Operating Decision Maker (“CODM”) are described in Note 23 “Segment Information” to our audited consolidated financial statements included elsewhere in this prospectus.
The following table presents the Company’s segment results.

	Six Months Ended June 30,		Year Ended December 31,
(in thousands, except for percentages)	2025	2024	2024	2023	2022
North America
Net revenues	$621,414	$529,836	$1,109,134	$996,762	$995,294
Adjusted EBITDA	177,578	156,297	317,779	265,391	227,693
Adjusted EBITDA Margin	28.6%	29.5%	28.7%	26.6%	22.9%

International
Net revenues	$215,343	$199,173	$399,306	$368,392	$380,983
Adjusted EBITDA	65,694	56,321	103,148	94,402	82,793
Adjusted EBITDA Margin	30.5%	28.3%	25.8%	25.6%	21.7%
For the Six Months Ended June 30, 2025 and 2024
North America
Revenue in North America increased $91.6 million or 17.3% to $621.4 million for the six months ended June 30, 2025 compared to the six months ended June 30, 2024. Equipment revenue increased $84.3 million, or

19.6%, mainly driven by strong demand across all end markets, with particularly strong performance in the Vended (an increase of 7.2%) and Commercial In-Home (an increase of 41.8%) end markets. Service parts revenue increased $5.8 million, or 10.2%, primarily driven by volume growth and modest price increases. Other revenues increased $1.4 million, or 7.8%, primarily due to field service revenues. Equipment financing revenue remained relatively flat, having increased $0.1 million, or 0.23%.
Adjusted EBITDA increased $21.3 million or 13.6% to $177.6 million for the six months ended June 30, 2025 compared to the six months ended June 30, 2024 and Adjusted EBITDA Margin decreased to 28.6% for the six months ended June 30, 2025 from 29.5% for the six months ended June 30, 2024. This decrease was primarily driven by continued investment in product development.
International
Revenue increased $16.2 million or 8.1% to $215.3 million for the six months ended June 30, 2025 compared to the six months ended June 30, 2024. Equipment revenue increased $15.1 million, or 8.7%, primarily due to strong performance in Europe (an increase of 16.9%) and in Asia Pacific (an increase of 14.6%) where the expanding Vended end markets are driving growth. Service parts revenue increased $1.3 million, or 5.9%, primarily driven by volume growth.
Adjusted EBITDA increased $9.4 million or 16.6% to $65.7 million for the six months ended June 30, 2025, compared to the six months ended June 30, 2024 and Adjusted EBITDA Margin increased to 30.5% for the six months ended June 30, 2025 from 28.3% for the six months ended June 30, 2024. This was primarily driven by gross margin expansion due to additional volumes.
For the Year ended December 31, 2024 v. December 31, 2023
North America
Revenue in North America increased $112.4 million or 11.3% to $1,109.1 million for the year ended December 31, 2024 compared to the year ended December 31, 2023. Equipment revenue increased $91.4 million, or 11.1%, year over year, mainly driven by strong demand across all end markets, with particularly strong performance in the Vended (an increase of 6.5%) and Commercial In-Home (an increase of 17%) end markets. Service parts revenue increased year over year $12.8 million, or 12.6%, primarily driven by volume growth. Other revenues increased $3.0 million, or 9.1%, primarily due to field service revenues. Equipment financing revenue increased $5.2 million, or 12.2%, driven by increasing interest income as floating loan rates increased alongside the prime rate and also the growth of the loan base.
Adjusted EBITDA increased $52.4 million or 19.7% to $317.8 million for the year ended December 31, 2024 compared to the year ended December 31, 2023 and Adjusted EBITDA Margin increased to 28.7% for the year ended December 31, 2024 from 26.6% for the year ended December 31, 2023. This increase was primarily driven by increased revenue alongside the benefits of cost down initiatives.
International
Revenue increased $30.9 million or 8.4% to $399.3 million for the year ended December 31, 2024 compared to the year ended December 31, 2023. Equipment revenue increased $28.3 million, or 8.8%, year over year, primarily due to strong performance in Europe (an increase of 17.1%) and in the Middle East and Africa (an increase of 22.6%) where the expanding Vended end markets are driving growth. Service parts revenue increased year over year $2.6 million, or 6.7%, primarily driven by volume growth.
Adjusted EBITDA increased $8.7 million or 9.3% to $103.1 million for the year ended December 31, 2024 compared to the year ended December 31, 2023 and Adjusted EBITDA Margin increased to 25.8% for the year ended December 31, 2024 from 25.6% for the year ended December 31, 2023. This was primarily driven by increases in revenue.

For the Year ended December 31, 2023 v. December 31, 2022
North America
Revenue in North America increased $1.5 million, or 0.1%, to $996.8 million for the year ended December 31, 2023 compared to the year ended December 31, 2022. Equipment revenue decreased $15.3 million, or 1.8%, year over year, primarily due to reduced volumes stemming from our strategic decision to prioritize margin improvement through an increased focus on product and customer profitability, which reduced net revenues by approximately $12 million. This was partially offset by growth in our Commercial In-Home end market (an increase of 2%). Service parts revenue remained relatively flat, having decreased $0.7 million, or 0.7%, year over year. Other revenues increased $4.0 million, or 13.9%. Equipment financing revenue increased $13.6 million, or 46.2%, driven by increased interest income as floating loan rates increased alongside the prime rate and also the growth of the loan base.
Adjusted EBITDA increased $37.7 million, or 16.6%, to $265.4 million for the year ended December 31, 2023 compared to the year ended December 31, 2022 and Adjusted EBITDA Margin increased to 26.6% for the year ended December 31, 2023 from 22.9% for the year ended December 31, 2022. This increase in profit and margin was primarily driven by delivery of cost down initiatives in manufacturing and procurement and the impact of customer and product rationalization and pricing strategies on improved profit margin.
International
Revenue decreased $12.6 million, or 3.3%, to $368.4 million for the year ended December 31, 2023 compared to the year ended December 31, 2022. Equipment revenue decreased $13.4 million, or 4.0%, year over year, primarily driven by strategic decisions in Europe and Asia Pacific to eliminate sales to customers with lower margins, which reduced net revenues by approximately $33 million. This was partially offset by increased revenue in Latin America and Asia Pacific due to strong demand from Vended end markets. Service parts revenue increased year over year $1.1 million, or 3.0%, primarily driven by volume growth.
Adjusted EBITDA increased $11.6 million or 14.0% to $94.4 million for the year ended December 31, 2023 compared to the year ended December 31, 2022 and Adjusted EBITDA Margin increased to 25.6% for the year ended December 31, 2023 from 21.7% for the year ended December 31, 2023. This was primarily driven by the decision to eliminate sales to customers with lower margins, as well as favorability from product mix changes resulting from product rationalization initiatives.
Liquidity and Capital Resources
Overview
Our principal sources of liquidity are cash on hand, cash flows generated from operations, and potential borrowings under our revolving credit facilities. We believe that our sources of liquidity will be adequate to meet our anticipated requirements for ongoing operations, capital expenditures, working capital, interest payments, scheduled principal payments, and other debt repayments over the next twelve months while remaining in compliance with the covenants of our debt agreements. As of June 30, 2025, we had unrestricted cash and cash equivalents of $222.6 million. As of December 31, 2024 and 2023, we had unrestricted cash and cash equivalents of $154.7 million and $182.4 million, respectively. As of June 30, 2025, our total long-term debt, net was $2,035.7 million, and our total asset backed borrowings was $583.3 million. As of December 31, 2024 and 2023, our total long-term debt, net was $2,034.5 million and $1,237.6 million, respectively, and our total asset backed borrowings was $553.8 million and $515.2 million, respectively. See “Description of Certain Indebtedness—Credit Agreement” for more information and for any definitions not included in this “—Liquidity and Capital Resources.”
We are a holding company that transacts substantially all of our business through our operating subsidiaries. Consequently, our ability to pay dividends to stockholders, meet debt payment obligations, and pay taxes and operating expenses is largely dependent on dividends or other distributions from our subsidiaries, whose ability to pay such distributions to us is restricted, subject to certain exceptions, pursuant to the terms of the Credit Agreement. See “Description of Certain Indebtedness—Credit Agreement ” for a description of the covenants contained in the Credit Agreement that may restrict our operating subsidiaries from issuing dividends and other distributions to us. In addition, see “Dividend Policy” and “Risk Factors—We currently do not intend to declare dividends on our common stock in the foreseeable future and, as a result, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.”
Our principal liquidity needs have been, and we expect them to continue to be, working capital and general corporate needs, debt service, capital expenditures and potential acquisitions. Our capital expenditures were $16.6 million and $10.4 million for the periods ended June 30, 2025 and 2024, respectively. Our capital expenditures were $43.5 million, $32.7 million and $25.4 million for the years ended December 31, 2024, 2023 and 2022, respectively. We expect that capital expenditures in 2025 will be approximately $47.0 million.
On August 19, 2024, one of the Company’s subsidiaries entered into the Credit Agreement. The Credit Agreement provides for a Term Facility in an aggregate principal amount of $2,075.0 million, a Primary Revolving Facility with aggregate commitments of $225.0 million, and a Thai Baht Revolving Facility with aggregate commitments of $25.0 million. In connection with the execution of the Credit Agreement, the Company incurred fees of $32.8 million, of which $30.4 million was expensed immediately and the remaining $2.4 million was capitalized. In addition, the Company recorded $10.4 million of original issuance discount related to the Credit Agreement. Additionally, the Company wrote off a portion of the unamortized debt issuance costs and original issuance discounts related to the prior credit agreement, resulting in expense of $2.8 million.
At December 31, 2024, borrowings under (i) the Term Facility bore interest at a rate per annum equal to, at the applicable Borrower’s option, Term SOFR plus 3.50% or the applicable base rate plus 2.50%, (ii) the Revolving Facilities denominated in U.S. dollars bore interest at a rate per annum equal to, at the applicable Borrower’s option, Term SOFR plus 3.25% or the applicable base rate plus 2.25% and (iii) the Revolving Facilities denominated in Euros or Thai baht bore interest at a rate per annum equal to Adjusted EURIBOR or the Daily Simple RFR, respectively, plus, in each case, 3.25%.
At June 30, 2025, borrowings under (i) the Term Facility bore interest at a rate per annum equal to, at the applicable Borrower’s option, Term SOFR plus 2.50% or the applicable base rate plus 1.50%, (ii) the Revolving Facilities denominated in U.S. dollars bore interest at a rate per annum equal to, at the applicable Borrower’s option, Term SOFR plus 2.25% or the applicable base rate plus 1.25% and (iii) the Revolving Facilities denominated in Euros or Thai baht bore interest at a rate per annum equal to Adjusted EURIBOR or the Daily Simple RFR, respectively, plus, in each case, 2.25%. The foregoing interest rate margins were subject to a step up of 0.25% in the event we failed to maintain a First Lien Net Leverage Ratio equal to or less than 4.50 to 1.00.
After giving effect to the August Repricing Amendments, borrowings under (i) the Term Facility bear interest at a rate per annum equal to, at the applicable Borrower’s option, Term SOFR plus 2.25% or the applicable base rate plus 1.25%, (ii) the Revolving Facilities denominated in U.S. dollars bear interest at a rate per annum equal to, at the applicable Borrower’s option, Term SOFR plus 2.25% or the applicable base rate plus 1.25%, and (iii) the Revolving Facilities denominated in Euros or Thai baht bear interest at a rate per annum equal to Adjusted EURIBOR or the Daily Simple RFR, respectively, plus, in each case, 2.25%. Following delivery of our first audited annual or unaudited quarterly financial statements and a related compliance certificate after the effectiveness of the August Repricing Amendments (which is anticipated to be in respect of the quarter ended September 30, 2025), the foregoing interest rate margins will be subject to a step down of 0.25% in the event (i) the credit ratings for the applicable class of loans by Moody’s Investor Services, Inc. and Standard & Poor’s Ratings Group, Inc. are B1 (stable) and B+ (stable), respectively, or higher and (ii) we achieve a First Lien Net Leverage Ratio equal to or less than 3.50 to 1.00.
In addition, the U.S. Borrower is required to pay a commitment fee equal to 0.250% per annum on any unused commitments under the Revolving Facilities, subject to a step up to 0.375% in the event we fail to maintain a First Lien Net Leverage Ratio equal to or less than 4.50 to 1.00.
The Company maintains a trade receivables securitization facility. ALTR LLC, a special-purpose bankruptcy remote subsidiary of the Company, is party to a $120.0 million revolving credit facility (which represents an increase of $20.0 million from the $100.0 million facility size as of December 31, 2024, effected by an amendment entered into on May 1, 2025), which is secured by the Asset Backed Trade Receivables Facility. The Asset Backed Trade Receivables Facility is due to expire on May 1, 2028. ALTR LLC finances the acquisition of trade receivables from Alliance Laundry Systems through borrowings under the Asset Backed Trade Receivables Facility in the form of funding notes which are limited to an advance rate of approximately 88% as of June 30, 2025.
The Company also maintains an internal financing organization primarily to assist end-user laundromat locations in financing company-branded equipment through the Company’s distributors. The financing organization originates and administers the sale of equipment financing receivables. Under this program, the Company sells certain equipment financing receivables to a special-purpose bankruptcy remote subsidiary, which in turn transfers them to a trust. The special-purpose subsidiary and trust are party to a $500.0 million revolving credit facility (which represents an increase of $40.0 million from the $460.0 million facility size as of December 31, 2024, effected by an amendment entered into on May 1, 2025), which is secured by the Asset Backed Equipment Facility. The Asset Backed Equipment Facility is due to expire on May 1, 2028. The trust finances the acquisition of equipment financing receivables through borrowings under the Asset Backed Equipment Facility in the form of funding notes which are limited to an advance rate of approximately 88%.
In August 2024, following the execution of the Credit Agreement, we paid a $900.0 million dividend to common stockholders. This outflow represented a substantial increase in common stock related activity compared to prior years and had a material impact on our liquidity position. In 2023, we repurchased $19.0 million of shares of common stock from former employees, while in 2022, we repurchased $66.5 million of shares of common stock from former employees and paid $12.2 million in taxes related to the net share settlement of stock options exercised in exchange for shares of common stock. Although these distributions are not recurring operational expenditures,     they meaningfully affected our cash flows and overall liquidity in each respective period.
We anticipate that any additional liquidity needs will be funded through the proceeds from this offering and, if needed, the future incurrence of additional indebtedness, or the issuance of additional equity, or a combination thereof. We cannot assure you that we will be able to obtain this additional liquidity on reasonable terms, or at all. Additionally, our liquidity and our ability to meet our obligations and fund our capital requirements are also dependent on our future financial performance, which is subject to general economic, financial, and other factors that are beyond our control. See “Risk Factors.”
Cash Flows Information
The following table presents a summary of cash flows for the periods presented:

	Six Months ended June 30,		Year Ended December 31,
(in thousands)	2025	2024	2024	2023	2022
Net cash provided by operating activities	$50,697	$36,634	$145,460	$208,716	$105,056
Net cash used in investing activities	$(24,111)	$(17,695)	$(87,760)	(52,001)	(4,357)
Net cash provided by/ (used in) financing activities	$25,234	$(99,841)	$(75,374)	(91,857)	(75,727)
Effect of exchange rate changes on cash and cash	$1,595	$(4,092)	$(4,253)	(804)	(778)
Increase/(decrease) in cash, cash equivalents, and restricted cash	$53,415	$(84,994)	$(21,927)	$64,054	$24,194
Operating Activities
Cash provided by operating activities in the six months ended June 30, 2025 of $50.7 million was primarily derived from net income adjusted for non-cash provisions partially offset by a $67.4 million increase in working capital. The primary contributors to the change in working capital were a $45.7 million increase in accounts and equipment financing receivables held for securitization investors, a decrease in other liabilities of $15.8 million, a $13.9 million increase in inventory, an increase in accounts receivable and equipment financing receivables of $11.4 million, and an increase of $4.2 million in other assets, partially offset by an increase of $23.5 million in accounts payable.
Cash provided by operating activities in the six months ended June 30, 2024 of $36.6 million was primarily derived from net income adjusted for non-cash provisions partially offset by a $79.3 million increase in working capital. The primary contributors to the change in working capital were a $36.3 million increase in accounts and equipment financing receivables held for securitization investors, a $11.0 million increase in inventory, an increase in accounts receivable and equipment financing receivables of $10.8 million, a decrease in other liabilities of $10.1 million, a decrease of $7.5 million in accounts payable, and an increase of $3.6 million in other assets.
Cash provided by operating activities during 2024 of $145.5 million was primarily derived from net income adjusted for non-cash provisions and a $25.7 million increase in working capital. The primary contributors to the change in working capital were a $26.0 million increase in accounts and equipment financing receivables held for securitization investors and a decrease in other liabilities of $12.1 million, partially offset by a decrease in inventory of $5.8 million, a $5.6 million increase in accounts payable, a decrease in accounts receivable and equipment financing receivables of $0.6 million and a $0.4 million decrease in other assets.
Cash provided by operating activities during 2023 of $208.7 million was primarily derived from net income adjusted for non-cash provisions and a $37.0 million decrease in working capital. The primary contributors to the change in working capital were a decrease in inventory of $29.4 million, a decrease in accounts and equipment financing receivables of $19.6 million, an increase in other liabilities of $23.5 million and a $2.4 million decrease in other assets, partially offset by a $27.1 million increase in accounts and equipment financing receivables held for securitization investors and a $10.9 million decrease in accounts payable.
Cash provided by operating activities during 2022 of $105.1 million was primarily derived from net income adjusted for non-cash provisions, offset by a $63.9 million increase in working capital. The primary contributors to the change in working capital were a $20.3 million increase in accounts and equipment financing receivables held for securitization investors, an increase in inventory of $20.0 million, an increase in accounts and equipment financing receivables of $14.7 million, a $12.1 million decrease in accounts payable, and a decrease in other liabilities of $2.1 million, partially offset a $5.4 million decrease in other assets.
Investing Activities
Cash used in investing activities of $24.1 million for the six months ended June 30, 2025 was primarily the result of $16.6 million of capital expenditures and $3.1 million related to the acquisitions of distributors in the United States.
Cash used in investing activities of $17.7 million for the six months ended June 30, 2024 was primarily the result of $10.4 million related to capital expenditures and $1.7 million related to acquisitions of distributors in the United States.
Cash used by investing activities of $87.8 million for the year ended December 31, 2024 was primarily the result of $43.5 million of capital expenditures primarily related to new and replacement manufacturing equipment, $27.9 million related to the acquisitions of distributors in the United States, and $18.8 million net outflow related to originations of new equipment financing receivables exceeding collections.
Cash used by investing activities of $52.0 million for the year ended December 31, 2023 was primarily the result of $32.7 million of capital expenditures primarily related to new and replacement manufacturing equipment, $15.1 million related to the acquisitions of distributors in the United States and $4.3 million net outflow related to originations of new equipment financing receivables exceeding collections.
Cash used by investing activities of $4.4 million for the year ended December 31, 2022 was primarily the result of $25.4 million of capital expenditures primarily related to new and replacement manufacturing equipment and $8.6 million related to the acquisitions of distributors in the United States.This use of cash was partially offset by $29.0 million net inflow related to collections on equipment financing receivables exceeding originations.

Financing Activities
Cash provided by financing activities of $25.2 million for the six months ended June 30, 2025 was primarily comprised of a $29.5 million net increase in asset backed borrowings owed to securitization investors, partially offset by $2.3 million for the repurchase of shares of common stock.
Cash used in financing activities of $99.8 million for the six months ended June 30, 2024 was primarily comprised of $107.0 million in payments on long-term borrowings, partially offset by $13.8 million related to an increase in asset backed borrowings owed to securitization investors.
Cash used by financing activities of $75.4 million for the year ended December 31, 2024 was primarily the result of $1,268.0 million in payments on long-term borrowings, in addition to $900.0 million for dividends to common stockholders, and $5.7 million net payments on revolving line of credit borrowings. This use of cash was funded by $2,064.6 million in proceeds from long-term borrowings and $38.5 million related to a net increase in asset backed borrowings owed to securitization investors.
Cash used by financing activities of $91.9 million for the year ended December 31, 2023 was primarily the result of $90.5 million net payments on long-term borrowings, which included $75.0 million voluntary prepayments on our term loan, and $19.0 million for the repurchase of shares of common stock from former employees. This use of cash was partially offset by $20.6 million related to a net increase in asset backed borrowings owed to securitization investors.
Cash used by financing activities of $75.7 million for the year ended December 31, 2022 was primarily the result of $66.5 million for the repurchase of shares of common stock from former employees, $13.9 million net payments on long-term borrowings, $12.2 million for taxes paid related to net share settlement of stock option exercises and $7.0 million net payments on revolving line of credit borrowings. This use of cash was partially offset by $24.3 million related to a net increase in asset backed borrowings owed to securitization investors.
Contractual Obligations and Commercial Commitments
A summary of our contractual commitments as of December 31, 2024, and the effect such obligations are expected to have on liquidity and cash flow in future periods appears below.

	Payments due by period
(in thousands)	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Debt and finance lease obligations (1)	$2,075,359	$20,896	$41,676	$41,537	$1,971,250
Projected interest on long-term debt (2)	931,419	156,098	309,245	312,343	153,733
Asset backed borrowings - owed to securitization investors	553,772	170,862	141,356	116,171	125,383
Projected interest on asset backed borrowings (3)	82,534	21,798	43,671	12,571	4,494
Operating leases	20,397	6,463	8,678	3,543	1,713
Purchase commitments (4)	451,736	211,600	236,120	4,016	—
Total contractual cash obligations	$4,115,216	$587,717	$780,745	$490,181	$2,256,572
__________________
(1)Debt includes the $2,075.0 million Term Facility and $0.4 million related to finance leases.
(2)$2,075.0 million of our outstanding debt at December 31, 2024 is subject to floating interest rates. Interest payments are projected based on rates in effect on December 31, 2024 assuming no variable rate fluctuations going forward including the impact of $600.0 million in interest rate swaps. Further, we have assumed that debt payments would be made on schedule, with no prepayments, for purposes of projecting interest on long-term debt.
(3)Asset backed borrowings - owed to securitization investors at December 31, 2024 totaled $553.8 million. Future payments on our securitization facilities are estimated based on the projected timing of payments on the underlying assets related to the sale of accounts receivable and equipment financing receivables. Projected interest was calculated based on forward Secured Overnight Financing Rate (“SOFR”), plus applicable spread, as of December 31, 2024.
(4)Purchase commitments are based on our estimate of the liability we expect to incur under open and blanket purchase orders for inventory related items.

Off–Balance Sheet Arrangements
As of December 31, 2024, we did not have any off-balance sheet arrangements, as defined in Regulation S-K promulgated by the SEC.
Critical Accounting Policies and Use of Estimates
The preparation of financial statements in conformity with United States generally accepted accounting principles (“GAAP”) requires us to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the financial statement date and reported amounts of revenues and expenses, including amounts that are susceptible to change. Our critical accounting estimates include accounting methods and estimates underlying such financial statement preparation, as well as judgments around uncertainties affecting the application of those policies. In applying critical accounting estimates, materially different amounts or results could be reported under different conditions or using different assumptions. When required, management considers the perspective of market participants in accordance with current accounting guidance. See Note 2, “Significant Accounting Policies” to our consolidated financial statements included elsewhere in this prospectus for a summary of our significant accounting policies.
Goodwill and Indefinite-Lived Intangible Assets. Goodwill is tested for impairment at least annually and more frequently if an event occurs which indicates that goodwill may be impaired. ASU No. 2017-04 Intangibles-Goodwill and Other (“Topic 350”): Simplifying the Test for Goodwill allows companies to apply a one-step quantitative test and, as applicable, record the amount of goodwill impairment as the excess of a reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The estimated fair value is determined on an income-based approach. Under the income-based approach, fair value is estimated using the expected present value of future cash flows. There was no goodwill impairment for the years ended December 31, 2024, 2023 and 2022.
Several of the Company’s tradenames and trademarks have been deemed to have an indefinite life as the Company expects to continue to use these assets for the foreseeable future. There are no limitations of a legal, regulatory or contractual nature that limit the period of time for which the Company can use these assets. The Company has the right to continue to use these assets and can continue to do so with limited cost to the Company. The effects of obsolescence, demand, competition and other economic factors are not expected to impact the indefinite life assumptions. Intangible assets not subject to amortization (indefinite-lived intangible assets) are tested for impairment at least annually and more frequently if an event occurs which indicates the intangible asset may be impaired. The impairment test consists of a comparison of the fair value of the intangible asset with its carrying amount. An impairment loss is recognized if the carrying amount of an intangible asset exceeds its fair value in an amount equal to that excess, but not to exceed the carrying amount of the intangible asset. The fair value of the tradenames and trademarks is determined using the relief-from-royalty method. There was no impairment of our indefinite-lived assets for the years ended December 31, 2024 or 2023. For the year ended December 31, 2022, the Company recorded an impairment charge of $12.0 million related to the indefinite-lived UniMac trademark.
Income Taxes. The income tax provision is computed based on the pretax income included in the Company’s consolidated statements of comprehensive income. Certain items of income and expense are not recognized on the Company’s income tax returns and financial statements in the same year, which creates timing differences or are permanently disallowed. The income tax effect of these timing differences results in (i) deferred income tax assets that create a reduction in future income taxes and (ii) deferred income tax liabilities that create an increase in future income taxes. Recognition of deferred income tax assets is based on management’s belief that it is more likely than not that the income tax benefit associated with temporary differences will be realized. The Company records a valuation allowance to reduce its net deferred income tax assets if, based on its assessment of future taxable income, it is more likely than not that it will not be able to use these tax benefits. The Company may have to adjust the valuation allowance if its estimate of future taxable income changes at any time. Recording such an adjustment could have a material adverse effect on the Company’s consolidated statements of comprehensive income.
Product Warranty Liabilities. The costs of warranty obligations are estimated and provided for at the time of sale. Standard product warranties vary from one to seven years. The standard warranty program includes replacement of defective components. Additionally, the standard warranty covers labor costs for repairs solely related to Commercial In-Home equipment. The Company also sells separately priced extended warranties associated with its commercial products. The Company recognizes extended warranty revenues over the period covered by the warranty.
Allowance for Credit Losses – Equipment Financing Receivables. The allowance for credit losses is an estimate of losses inherent to our equipment financing receivables portfolio. Our estimate includes accounts that have been individually identified as impaired and estimated credit losses over a pool of receivables where it is probable that certain receivables in the pool are impaired but that the individual accounts cannot yet be identified. When determining estimates of probable credit loss or whether an account is impaired, management takes into consideration numerous quantitative and qualitative factors such as historical loss experience, credit risk, portfolio duration, and economic conditions. The Company determined that there is a limited correlation between expected credit losses and forecasted economic conditions based on a correlation analysis performed to compare historical losses to various economic conditions, such as real gross domestic product, inflation rate and unemployment rate. On an ongoing basis, the Company monitors credit quality based on past-due status as there is a meaningful correlation between the past-due status of customers and the risk of credit loss.
We determine that an equipment financing receivable is impaired when it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan or lease. These equipment financing receivables are collateral-dependent and measurement of impairment is based upon the estimated fair value of collateral. The determination of the allowance for credit losses is based on an analysis of historical loss experience and reflects an amount which, in our judgment, is adequate to provide for probable credit losses. When a financing receivable is non-performing, aged greater than 89 days and the Company has exhausted all efforts of collection, the receivable is deemed to be uncollectible and is charged off and deducted from the allowance.The allowance is increased for recoveries and by charges to earnings.
The total allowance for credit losses as of December 31, 2024 and 2023 was $5.9 million and $2.5 million, respectively. The reserve as a percentage of the total gross portfolio balance as of December 31, 2024 and 2023 was 1.1% and 0.5%, respectively.
Recent Accounting Pronouncements
For a discussion of new accounting pronouncements recently adopted and not yet adopted, see the notes to our consolidated financial statements included elsewhere in this prospectus.
Quantitative and Qualitative Disclosures about Market Risk
Derivative instruments are accounted for at fair value. The accounting for changes in the fair value of a derivative depends on the intended use, designation and type of the derivative instrument. The Company does not designate any of its derivatives as hedges and, as such, records all changes in fair values as a component of earnings.
Using derivative instruments means assuming counterparty credit risk. Counterparty credit risk relates to the loss the Company could incur if a counterparty were to default on a derivative contract. The Company primarily deals with investment grade counterparties and monitors its overall credit risk and exposure to individual counterparties. The Company does not anticipate nonperformance by any counterparties. The amount of counterparty credit exposure is the unrealized gains, if any, on such derivative contracts. The Company does not require, nor does it post collateral, or security, on such contracts.
The Company is exposed to certain risks relating to its ongoing business operations. As a result, the Company enters into derivative transactions to manage these exposures. The primary risks managed through the use of derivative instruments are fluctuations in interest rates, foreign currency exchange rates and commodity prices. Fluctuations in these rates and prices can affect the Company’s operating results and financial condition. The Company manages the exposure to these market risks through operating and financing activities and through the use of derivative financial instruments. The Company does not enter derivative financial instruments for trading or speculative purposes.

Interest Rate Risk
Borrowings outstanding under the Term Facility totaled $2,075.0 million at December 31, 2024. Borrowings under the Term Facility bear interest, at the option of the applicable Borrower, at a rate equal to an applicable margin plus (a) the applicable base rate or (b) Term SOFR (both rates as determined in accordance with the Credit Agreement). As of December 31, 2024, the applicable margins for the Term Facility were 2.50% with respect to adjusted base rate loans and 3.50% with respect to Term SOFR loans. An assumed 10% increase/decrease in the current interest rate in effect at December 31, 2024 would increase/decrease annual interest expense $6.4 million on the non-hedged portion of the borrowing.
In February 2025, we finalized an amendment to our Term Facility, which reduced the interest rate to Term SOFR plus 2.75% or the applicable base rate plus 1.75% subject to a step down of 0.25% if the Company’s First Lien Net Leverage ratio is less than or equal to 4.50 to 1.00.
Effective September 3, 2024, the Company entered into a $600.0 million interest rate swap agreement to hedge a portion of our interest rate risk related to our long-term borrowings. Under the swap, which matures on September 1, 2027, the Company pays a fixed rate of 3.61% and receives or pays monthly interest payments based upon a comparison to the one-month Term SOFR rate.
Effective April 1, 2025, the Company entered into a $150.0 million interest rate swap agreement to hedge a portion of our interest rate risk related to our long-term borrowings. Under the swap, which matures on April 3, 2028, the Company pays a fixed rate of 3.36% and receives or pays monthly interest payments based upon a comparison to the one-month Term SOFR rate.
Foreign Currency Risk
The Company has manufacturing, sales, and distribution facilities in the Czech Republic, China and Thailand. The Company also has various sales and distribution facilities in Brazil, France, Spain, Italy, Germany and the United Arab Emirates. The Company also makes investments and enters into transactions denominated in foreign currencies. The vast majority of the Company’s international sales from its domestic operations are denominated in U.S. dollars. However, the Company is exposed to transactional and translational foreign exchange risk related to its foreign operations.
Regarding transactional foreign exchange risk, the Company from time to time enters into certain forward exchange contracts to reduce the variability of the earnings and cash flow impacts of foreign denominated receivables and payables. The Company does not designate these contracts as hedge transactions. Accordingly, the mark-to-market impact of these contracts is recorded each period to current earnings. At December 31, 2024, and 2023, the Company had no outstanding foreign currency contracts and $0.1 million notional value foreign currency contracts, respectively.
The Company’s primary translation exchange risk exposures at December 31, 2024 were the euro, Czech koruna, and Thai baht. Amounts invested in non-U.S. based subsidiaries are translated into U.S. dollars at the exchange rate in effect at period end. The resulting translation adjustments are recorded in accumulated other comprehensive (loss)/income as foreign currency translation adjustments.
Commodity Risk
The Company is subject to the effects of changing raw material and component costs caused by movements in underlying commodity prices. The Company purchases raw materials and components containing various commodities including nickel, zinc, aluminum and copper. The Company generally buys these raw materials and components based upon market prices that are established with the vendor as part of the procurement process.
From time to time, the Company enters into contracts with its vendors to lock in commodity prices for various periods to limit its near-term exposure to fluctuations in raw material and component prices. In addition, the Company enters into commodity forward contracts, for commodities such as nickel, copper and aluminum, to reduce the variability on its earnings and cash flows of purchasing raw materials containing such commodities. The

Company does not designate these contracts as hedge transactions. Accordingly, the mark-to-market impacts of these contracts are recorded each period to current earnings. At December 31, 2024, the Company was managing $1.7 million notional value of nickel forward contracts. At December 31, 2023, the Company was managing $0.2 million notional value of copper forward contracts and $1.0 million notional value of nickel forward contracts.
The Company presents its derivatives at gross fair values in the Company’s consolidated balance sheets and does not maintain derivative contracts which would require financial instrument or collateral balances.
Internal Control over Financial Reporting
In connection with the preparation of our consolidated financial statements, we identified a material weakness in our internal control over financial reporting. See “Risk Factors—We have identified a material weakness in our internal control over financial reporting. If our remediation efforts are not effective, or if we experience additional material weaknesses or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common stock.” We are in the process of implementing measures designed to improve our internal control over financial reporting and remediate the material weakness. This includes formally documenting key controls, implementing enhanced management review and monitoring procedures over financially significant transactions and remediating and restricting system user access to key financial functions with a focus on appropriate segregation of duties. We have also established a SOX Steering Committee to oversee these remediation efforts and are conducting ongoing testing and monitoring to ensure the effectiveness of our internal controls.

BUSINESS
Our Company
Every Day is Laundry Day.
We are the world’s largest designer and manufacturer of commercial laundry systems, serving a diverse and resilient range of global end markets. We believe we engineer and produce the highest quality and one of the most reliable commercial laundry systems in the industry. We leverage our pure play focus on the commercial laundry industry and over 100 years of engineering excellence to drive innovation and design our equipment to deliver outstanding performance in the most demanding applications. We believe the need for clean laundry is universal and growing, and our premium machines meet this fundamental human need, all day, every day.
According to a third-party market study, the total addressable market for commercial, residential and industrial laundry systems was approximately $82 billion in 2023. Within this market, the commercial laundry systems industry generated nearly $7.4 billion in revenues during the same year. We are focused on this large and attractive commercial laundry market where our systems’ quality, durability and reliability are key strategic advantages with our channel partners, customers and end users. End users of our systems include healthcare facilities, fire stations, hotels, laundromats, communal laundry facilities and many other commercial applications where hygiene is critical. We believe the criticality of laundry equipment to these users’ operations creates a discerning customer base that appreciates the quality and economic attractiveness of highly effective and reliable equipment. We leverage our scale and focus to deliver a compelling total value proposition to this diverse customer base.
We estimate that we hold approximately 40% of the commercial laundry market in North America and have leading positions in growing markets around the world. The commercial laundry market benefits from a regular replacement cycle driven by a large base of installed machines, which provides us with an advantage as the largest incumbent manufacturer and offers us a high level of revenue consistency to support our growth ambitions. In addition, residential customers are increasingly demanding commercial-quality products for the home, and our machines represent a compelling fit for this select but growing segment of the residential market.
Commercial laundry customers view laundry systems as infrastructure to support core business operations or as revenue-generating assets. Avoidance of downtime and repair costs, as well as effective processing of large volumes of laundry, are important drivers of machine economics and help our end-customers run their businesses effectively.

As such, customers focus on total cost of ownership when making purchasing decisions, which often involve investments of hundreds of thousands of dollars.
Our systems are known for their use of high-quality materials in their construction, their build quality and the extensive testing regimen they undergo, resulting in best-in-class performance. Our culture of operational excellence and continuous improvement supports the maintenance of these exceptionally high-quality standards. As a result, we believe we offer an attractive total cost of ownership, and our customers purchase our machines because of their reliability, durability and effectiveness. This dynamic allows us to sell our products at a price premium versus competitor offerings while securing a high degree of loyalty from our customers when they need to replace a machine.
We sell our systems through an extensive global network of approximately 600 distributors and through direct sales channels in certain key markets. Distributors are a critical part of the commercial laundry market as they are frequently the first point of contact for end-customers and are highly influential in educating those customers about equipment features and highlighting the key factors in making a purchasing decision. We have valuable and difficult-to-replicate relationships with our distributors that have been built over decades. Approximately 94% of our North American distributors have been with the Company for ten years or more. Our distribution partners often see us as the vendor of choice given our focus on quality, insights into customer needs, the attractive economics of our machines and our support teams staffed with highly trained personnel. Our direct sales channel complements our distribution network by bringing us closer to end-customers and enhancing strategic flexibility, particularly in select markets that we believe represent significant growth opportunities.
We operate through two geographic reporting segments with our North America segment representing 74% of 2024 revenue and our International segment representing the remaining 26%. Our historical financial performance has benefited from consistent and predictable growth at attractive margins, and we have a strong cash generation profile accompanied by minimal capital expenditure requirements given our well-invested manufacturing footprint. For the twelve-month period ended December 31, 2024, our net revenue was $1.5 billion, net income was $98 million (with a net income margin of approximately 7%), Adjusted EBITDA was $383 million (with an Adjusted EBITDA Margin of approximately 25%) and capital expenditures were approximately 3% of net revenue. For the six months ended June 30, 2025, our net revenue was $837 million, net income was $48 million (with a net income margin of approximately 6%), Adjusted EBITDA was $219 million (with an Adjusted EBITDA Margin of approximately 26%) and capital expenditures were approximately 2% of net revenue. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures and

Key Operating Metrics” regarding our use of Adjusted EBITDA and Adjusted EBITDA Margin, which are non-GAAP financial measures, and a reconciliation of these measures to their most directly comparable financial measure calculated in accordance with GAAP.
Our History
Our business began in 1908 in Ripon, Wisconsin when we introduced a hand-operated washer to the marketplace. Industry leading features were introduced under the Speed Queen brand with the introduction of stainless steel wash tubs in 1938 and automatic washers and dryers in 1952. The spirit of innovation, quality and reliability persists to this day. We manufacture durable products with high-quality steel that are meticulously tested and augmented by novel technologies. More recently, we introduced our pioneering ProCapture lint capture technology in 2023 and have developed our digital platform that can be leveraged across our brands to monitor product performance, business revenues and provide fleet management efficiencies, among other benefits. We sell our highly engineered products across a portfolio of five strategic brands: Speed Queen (which, according to a third-party market study, has the highest Net Promoter Score in North America), Huebsch, UniMac, IPSO and Primus.
Principal Stockholder
On August 31, 2015, our principal stockholder, members of our management and the Minority Investment Institutional Co-Investors indirectly acquired 100% of the outstanding equity interests in Alliance Laundry Holdings in the BDTCP Transaction. Since the BDTCP Transaction, our principal stockholder has continued to consist of funds affiliated with BDT & MSD, a merchant bank with an advisory and investment platform built to serve the distinct needs of business owners and strategic, long-term investors. Its funds are managed by its affiliated investment advisers, BDTCP and MSD Partners, L.P.
After the closing of this offering, our principal stockholder will own approximately 76.0% of our outstanding common stock (or approximately 73.4% if the underwriters exercise their option to purchase additional shares in full).
Business Segments
We operate in a global market that is estimated to be worth nearly $7.4 billion and our business is organized into two reportable segments: North America and International. While accessories and consumables, estimated at $1.6 billion, are not included in this $7.4 billion global market, these areas represent opportunities for future growth and expansion of our business.

North America
Our North America segment consists of the United States and Canada. We have sales and support teams based both at our Ripon, Wisconsin locations and remotely to support our end markets though a mixture of independent distributors, direct sales to communal laundry room operators and our company-owned distribution offices. While the majority of products sold in the North America segment are produced in our U.S. manufacturing facilities, some specialist machines are sourced from our other global facilities. We believe we are the number one supplier of commercial laundry equipment in terms of market share in North America.
International
Our International segment comprises all countries outside of the United States and Canada. Sales are primarily made through independent distributors who cover an allocated territory, usually in either a single country or region, and who we support through regionally based sales and support teams. Additionally, we have direct sales offices in three key European markets (France, Spain and Italy) and Brazil, where we believe the opportunity justifies our direct presence. As with our North America segment, we operate a multi-brand strategy in each market, with multiple distributors representing one or more brands. The majority of our systems sold in each region are made at our facilities in that region. We believe we are the number one supplier of commercial laundry equipment in terms of market share in Latin America and Asia Pacific (excluding China), and the number three supplier in Europe.
Our Industry
The commercial laundry systems industry, which, according to a third-party market study, generated nearly $7.4 billion in revenues in 2023, is comprised of three core end markets that cover the products and services the Company provides:
•On-Premise Laundry (“OPL”): Businesses or institutions that process large volumes of laundry in support of their core business, including healthcare facilities, fire stations and hotels;
•Vended: Businesses, such as laundromats and communal laundry operators, that operate commercial systems for end users who pay for use; and
•Commercial In-Home: Residential consumers who pay a premium to have the reliability and effectiveness of commercial systems in their homes.
In addition to the replacement of equipment where we believe we have an advantage as the largest incumbent equipment manufacturer, customers across these three core end markets require aftermarket replacement parts, accessories, consumables and service, which are all sold separately, to maintain their laundry systems throughout their useful lives, representing an attractive source of recurring revenue. While accessories and consumables, estimated at $1.6 billion, are not included in our $7.4 billion market, these areas represent opportunities for future growth and expansion of our business.
Our industry is highly fragmented with few global players and many small regional players. Alliance is the global market leader and the only scaled player focused exclusively on commercial laundry systems.
According to a third-party market study, the global commercial laundry systems market generated nearly $7.4 billion in revenues in 2023 and is expected to grow at approximately 5% per year from 2023 through 2028. Growth in the commercial laundry systems market is supported by end-market tailwinds—such as hospitality sector growth and the ongoing evolution of the laundromat industry—and macro-level drivers, such as increasing GDP growth, population growth, rising incomes and increasing urbanization. Growth in developed markets, primarily North America and Europe, is benefitting from professionalization and digitization of laundromats, as well as increasing demand from consumers for commercial machines in their homes. In Europe specifically, where Alliance saw revenue increase at a compound annual growth rate of 5.3% from 2021 to 2024, sustainability concerns over water and energy consumption are spurring growth in both communal laundry rooms and laundromats. Growth in Europe is further supported by an expanding gross domestic product, which grew at an average annual rate of 4.4% from 2019 to 2024 and is expected to accelerate to a 5.9% average annual growth rate from 2024 to 2029.
Demand in emerging markets (e.g., Latin America, Southeast Asia, the Middle East and Africa) is supported by demographic trends, including population growth, growth in communal laundry facilities in apartment complexes and increasing laundromat penetration. The Latin American market’s expansion is driven by the increasing construction of “micro-apartments” (less than approximately 350 square feet), which fuels growth in communal laundry rooms. From 2021 to 2024, Alliance’s revenue in the region grew at a compound annual growth rate of

24.2%. The region’s gross domestic product grew at an average annual rate of 5.2% from 2019 to 2024 and is projected to grow at a slightly slower average annual growth rate of 4.9% from 2024 to 2029.
In the Middle East and Africa, increasing laundromat penetration is driven by income growth and larger family sizes. Alliance’s revenue in this region grew at a compound annual growth rate of 16.5% from 2021 to 2024, while the region’s gross domestic product grew at an average annual growth rate of 3.4% from 2019 to 2024, which is projected to increase to 3.7% from 2024 to 2029.
In Asia Pacific (excluding China), rapid population growth and increasing urban density are accelerating demand for laundromats. Alliance’s revenue grew at a compound annual growth rate of 1.4% from 2021 to 2024 in the region, while gross domestic product grew at an average annual growth rate of 3.8% from 2019 to 2024 and is projected to grow at an annual growth rate of 5.5% from 2024 to 2029.

We have achieved a revenue compound annual growth rate of 7.3% over our ten most recent fiscal years, and we expect our highly diversified set of end markets and growth drivers will continue to support consistent, long-term growth across economic cycles.
Across both developing and emerging markets, customers of commercial laundry systems depend on their laundry systems as essential equipment supporting the efficient operation of their core business or home. The systems simply need to work, reliably and effectively, always to ensure customers are able maintain operations. The cost of failure to end users is high and purchasing decisions tend to be more focused on reliability and total cost of ownership rather than the up-front cost of the machine. Relatively few occurrences of equipment downtime or technician service calls can easily offset the difference in cost of a less expensive, yet less reliable, piece of equipment.

End Markets
On-Premise Laundry
OPLs are operated by end users in a wide range of distinct sectors, including healthcare facilities, fire stations, hotels and any other sector where clean laundry is critical to supporting the end user’s core business. Ultimately, if the laundry systems of OPL customers are not functioning, their businesses cannot operate.
User requirements in this segment vary significantly in terms of load capacities, cycle times, water efficiency and other features, some of which can be driven by regulation or other policies. For example, the ability to sterilize large volumes of linens in healthcare and the ability to wash highly specialized firefighting gear are both critical to health and safety but also require distinct capabilities. OPLs choose commercial laundry systems based on ability to meet these specific industry requirements, as well as total cost of ownership, manufacturer reputation and reliability.
Vended
The Vended market includes laundromat businesses and communal laundry operators, which manage laundry facilities in apartments, universities and other institutions. Both laundromats and communal laundry operators utilize a pay-per-use model to generate revenue, meaning if their laundry systems are down, they lose the ability to generate revenue and will need to incur additional costs to get back up and running. As such, reliability and durability are key purchasing criteria to minimize equipment downtime and the need for costly repair visits.
The laundromat market in North America represents a large installed base, estimated to be 1.1 million machines in the United States alone, according to a third-party market study. A significant portion of the installed base is replaced each year, generating a large and attractive recurring revenue stream where market position, scale, incumbency, product reliability and brand reputation are important to retain and gain market share as machines are replaced.
In developed laundromat markets there is a secular shift away from traditional sole proprietor models to professionalized operators managing multi-site operations. These professional operators are upgrading and expanding store formats, adding higher capacity machines and leveraging digital tools to earn more revenue per store. In addition to the shifting operating models for laundromats in developed markets, many emerging economies are in the early stages of laundromat penetration, representing a significant opportunity for future growth.
Communal laundry facilities are managed primarily by operators who purchase, own, install and service the equipment under contracts with property owners or management companies. Sophisticated route operators with multiple locations are increasingly seeking technology, such as remote monitoring and digital control, to unlock cost savings and other operating efficiencies. Internationally, high-density metropolitan regions are seeing growth in multi-unit housing with small sized living units, driving demand for communal laundry facilities.

Commercial In-Home
The Commercial In-Home market is comprised of households and individual users who purchase commercial units to meet their reliability, quality and heavy-duty laundry needs.
In-home customers have become increasingly frustrated with traditional residential machines, which are typically sold based on lowest price or most features, but have lower-quality construction mainly comprised of plastic materials. Frustration with traditional residential machines is generating strong demand for commercial systems from customers who are willing to pay a premium for high quality, durable, reliable and long-lasting laundry systems.
Products and Service
We offer a full line of stand-alone commercial laundry systems, as well as provide the service parts and value-added aftermarket services those systems require. Our products range from small-chassis washers and dryers to large-chassis laundry equipment with load capacities of up to 400 pounds. Our small-chassis systems utilize smaller frame designs, while our large-chassis systems are constructed on frames built to withstand significant load sizes. Most of our large-chassis products are designed to withstand up to 30,000 cycles, with some rated up to 48,000 cycles.
Washers
Washer Extractors.
Our washer extractor products are used to process 20 to 400 pounds of laundry per load. In addition to washing laundry, these products also extract water from the laundry with spin speeds that produce up to approximately 500 G-force, which reduces water retention, drying time and energy costs. We build our washer extractor products to be extremely durable to handle this high level of G-force, which they frequently endure many times a day given our systems are in constant use. The durability of our washer extractors reduces breakdowns and malfunctions that can increase operating costs and machine downtime. We sell our washer extractors to a variety of end markets and customers. We sell smaller washer extractors that process up to 100 pounds of laundry per load to laundromats, while we sell our larger washer extractors that process up to 400 pounds of laundry per load to on-premise laundry customers. We also produce a specialized hygienic washer extractor, often called a medical barrier washer, for the healthcare industry.
Topload Washers.
Topload washers are small-chassis products with the capability to process up to 16 pounds of laundry per load with spin speeds that produce up to approximately 200 G-force. These products are sold primarily to operators of communal laundry rooms in the Vended end market and to individual consumers in the Commercial In-Home end market. Our topload washers are available with a traditional wash system or with a “smart” inverter drive system that adjusts the water level and wash action to match load size. We have recently added matte black machines to our product range, providing consumers with more aesthetic optionality.
Our topload washers are among the highest rated Commercial In-Home washers available on the market. Consumer Reports ranked Speed Queen as the most reliable appliance brand for the six years the designation was awarded. Additionally, Speed Queen has the highest Net Promoter Score in North America, according to a third-party market study.
Many of our Commercial In-Home topload washers are ENERGY STAR™ certified. The ENERGY STAR™ certification, which is issued by the U.S. federal government, denotes products that use less energy, helping users reduce the impact on the environment and save money on utility bills.

Frontload Washers.
Frontload washers are small-chassis machines that a user loads via a door at the front of the machine. Our frontload washers can be purchased with a matching small-chassis dryer or a customer can purchase a stacked system, which includes both a small-chassis frontload washer and dryer in a single unit.
Many of our Vended and OPL frontload washers are also ENERGY STAR™ certified.
The list prices of our washers across all categories ranges from approximately $1,300 to $80,000 per unit.
Dryers
Tumblers.
Tumblers are large dryers with the capability of drying up to 200 pounds of laundry per load. Tumblers are sold primarily to laundromats and on-premise laundry facilities under all five of our brands.
Our tumblers have industry-leading technology capabilities. Our Over-Dry Prevention Technology (“OPTidry”) is a novel design that more accurately gauges load dryness. Our ProCapture technology, a patent-pending technology we introduced in 2023, captures over 90% of dryer lint on first-run drying cycles compared to approximately 63% in conventional lint screen solutions. Increased lint capture helps reduce service, maintenance and cleaning costs.
Small-Chassis Dryers.
Small-chassis dryers are smaller capacity machines with the capability of processing up to 18 pounds of laundry per load. These products have capacity of 7.0 cubic feet, among the largest capacity for a small-chassis system in the industry. Many of our residential small-chassis dryers are ENERGY STAR™ certified.
Combination Washer and Dryer
In 2021, we introduced a combination washer extractor and tumbler in two capacities. Our combination washer and dryers offer a unique space saving solution that combines large capacity commercial washing and drying functionalities into a single drum. These units are marketed primarily under our Speed Queen brand and are sold in our Asia Pacific and Latin American markets.
The list prices of our dryers across all categories ranges from approximately $1,400 to $34,000 per unit.
Touch Screen Technology
Our touch screen control platform on washer extractors and tumblers is a best-in-class touch LCD control that provides unprecedented value to our customers by providing ease of use and programming and increased revenue generating options. This control platform works in tandem with our proprietary cloud-connected technology solutions that link over 200,000 machines globally, serving more than three million users.
Service Parts and Aftermarket
We sell the service parts used to support our estimated eight million unit installed base of equipment, which we calculate assuming a ten-year average useful life of our products. We estimate that the market replacement rate of our equipment is seven to thirteen years, meaning there is a substantial useful life over which we need to provide the parts to service equipment. The demand for service parts generated by our large installed base provides us with a source of recurring, predictable and higher margin revenue. In total, our aftermarket parts program supports the sale of more than 150,000 parts online.
Consumables
We also see a growing demand for detergents, softeners and other chemicals across both the OPL and Vended end markets. In the OPL end market, we see growth in demand for direct injection of chemical products, which has long been the preferred solution in many applications. In the Vended end market, a growing trend towards chemical inclusive pricing in both developed and new markets is driving demand for the high margin recurring sales.
Other Value-Added Services
We believe that we offer an unmatched range of complementary services and customer support. We believe these services—such as equipment financing, laundromat site selection assistance, investment seminar training programs, computer-aided commercial laundry room design, sales and service training for distributors, technical assistance and on-call installation and repair service—are significant drivers of high customer satisfaction and retention. Among these, our equipment financing program is a particularly valuable offering, enabling customers to access and finance essential equipment through flexible arrangements tailored to their operational needs. We believe this program has contributed positively to our revenue growth and supports our broader strategy of delivering comprehensive solutions to our customer base. Our philosophy is to anticipate our customers’ needs and provide them with services far beyond traditional customer support. The following represent examples of our digital value-added services:
•My Alliance is an online customer portal designed with an intuitive interface offering various tools that allow customers to quickly and easily access sales, marketing and technical information on our products. My Alliance is mobile-friendly and can be navigated in various languages.
•Alliance Academy is a state-of-the-art e-learning platform, a first for the commercial laundry industry, that delivers training tools to our authorized distributors and route operators. Sales training tools focus on the sales process, product features and benefits. Service training tools assist service technicians in understanding the operation of our equipment and teach them how to diagnose and correct issues quickly and accurately. We have approximately 22,000 active users of the Alliance Academy who have completed more than 165,000 courses. Additionally, the Service Technician certification program associated with Alliance Academy allows us to recognize and leverage our distribution network’s professional skills in appliance servicing.
In addition to our highly desirable physical laundry systems and extensive support infrastructure, we also offer market leading technology solutions across our OPL and Vended end markets. Our technology strategy is centered around leveraging our connected machines to provide a comprehensive suite of technology offerings designed for different end markets. Speed Queen Insights, Huebsch Command, Primus i-Trace and IPSO Connect provide industry-leading control and insights to Vended laundry customers through functionalities such as performance reporting, issue and error alerts, machine control and programming, a mobile payment platform with an integrated loyalty program and an integrated CRM and marketing system. UniMac Core is a cloud-based monitoring and reporting management tool that helps on-premise laundry managers take control of laundry efficiency by allowing them to manage their laundry operations from anywhere and at any time. UniMac’s FireLinc™ system gives fire departments a powerful tool that makes record keeping simple through digital capabilities and fire equipment bar code scanning. We also have a financing website for our existing laundromat customers, which allows them to manage bills, statements and account balances. We continue to enhance our digital offerings with a focus on sustainability solutions, automation technologies, and ecosystem integrations that differentiate our offerings in the commercial laundry space.
Our digital products have demonstrated strong market adoption with over 30% penetration in our target geographies of North America and Asia Pacific Vended segments, driving incremental recurring revenue through subscription services while deepening customer relationships and loyalty to our equipment ecosystem. Our chargeable Partner API Ecosystem enables third-party developers to integrate with our platform, giving them access to remotely control and program machines and analyze performance data in their products, creating additional value for our customers, especially in international markets where localized payment options require bespoke solutions that would not be economical for us to support, and new revenue streams for our business. Our cybersecurity investments ensure the integrity and reliability of our connected platforms, while our centralized data analytics capabilities enhance our internal visibility into equipment performance and market trends to inform future product innovations. This convergence of physical and digital innovation creates significant competitive barriers, as customers benefit from an integrated ecosystem that becomes increasingly valuable over time, strengthening our market position across all segments.
Our Competitive Strengths
We Offer a Premier Portfolio of Commercial Laundry Systems
In commercial laundry, product and service quality are critical. Our systems are engineered for efficiency, reliability and long-lasting performance to ensure these high standards are met. This starts in our engineering department where we have designed and developed features that improve the durability, reliability and utility of our systems, and extends through to the quality of our materials and manufacturing. Our services are comprehensive and add value to customer operations, starting with site selection, design and financing, and extending through the lifecycle with genuine parts, technical support and warranties. As a result, we have tremendous customer allegiance and brand loyalty.
Our Unparalleled Scale is Advantageous
In our commercial end markets, we are approximately two times larger than the next competitor, and in total have an estimated installed base of eight million units, which we calculate assuming a ten-year average useful life of our products, across approximately 150 countries. As a result, there is a sizeable ecosystem of operators, technicians and users of our equipment who interact with our systems every day, resulting in highly sticky relationships. Our installed base also helps to generate sizeable replacement cycle tailwinds as customers upgrade their Alliance systems over time. Moreover, it allows us to support a scaled research and development and manufacturing effort, investing in engineering advancements that meaningfully improve the customer value proposition.
We Have a Global Manufacturing Footprint and Rigorous Testing Capabilities
We operate six strategically located facilities globally and we believe we are the only manufacturer that produces commercial equipment across North America, Europe and Asia Pacific. This “local for local” strategy delivers supply chain resiliency and strengthens our cost position. Our manufacturing footprint spans approximately 2.7 million square feet and our facilities have significant vertical integration, which enables greater control over the manufacturing process. The quality control process within our facilities is world-class and includes AI-powered defect monitoring, tests on 100% of machines produced and randomized audits, including full teardowns of finished products. We maintain approximately 800 dedicated testing bays, and we have ‘24x7’ testing capability across the globe, a critical capability that supports our mission to offer the highest quality products in the industry.
We Employ a Tailored Go-to-Market Strategy with Established Channel Relationships
Our success is enabled by our global channel partner network and direct sales channels. We have built a hard-to-replicate network of approximately 600 independent distributors worldwide that sell into approximately 4,000 independent retail locations. Our relationships with many of our distributors and their sales teams and technicians are long-standing, and we continue to invest in resources to assist them with training, which results in a deep understanding of our technology and trust in our systems. Our channel partners are also structurally incentivized to sell our systems because end-consumers value our products’ superior total cost of ownership metrics and our partners benefit from our products’ attractive economics. We supplement our expansive independent distribution and retail network with our direct sales offices and direct sales to communal laundry operators to enhance strategic flexibility and access underpenetrated markets.
We Have a Proven Track Record of Innovation and Application Engineering Expertise
Innovation is a core focus of our business and we have history of developing industry-leading products and digital tools that address the specific needs of our customers. For example, our recently introduced ProCapture Cyclonic Filtration technology captures over 90% of lint on first-run drying cycles—compared to approximately 63% in traditional machines—helping reduce maintenance frequency, lower labor costs and mitigate operational risks from lint buildup in high-usage environments. We complement our equipment innovation with a proprietary suite of digital tools that simplify operations and maximize profitability for multi-store laundromat owners and communal laundry room operators. Our integrated platform enables customers to remotely adjust pricing, process payments, monitor machine usage and identify maintenance needs in real time. Ultimately, these innovations, tailored to the distinct application requirements of our customers, strengthen relationships and drive long-term value across our ecosystem.
We Have Demonstrated Consistent Best-in-Class Financial Performance
Alliance has demonstrated exceptional performance over time, with a revenue compound annual growth rate of approximately 9.5% over our fifteen most recent fiscal years, as well as a net income margin in 2024 of approximately 7% and an Adjusted EBITDA Margin in 2024 of approximately 25%. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures and Key Operating Metrics” regarding our use of Adjusted EBITDA Margin, which is a non-GAAP financial measure, and a reconciliation to its most directly comparable financial measure calculated in accordance with GAAP. Our consistent financial performance through economic cycles is due to the mission-critical nature of our products, our focus on operational excellence, the reliability of replacement cycle revenue and the benefits of a diversified end market and customer base. Our operational teams drive continuous improvement and efficiency to enhance profitability, while our sales teams focus on winning high-margin customers. Our business model is capital efficient, with capital expenditures equaling on average approximately 2% of net revenue over the last three years.
We Have a Seasoned and Experienced Management Team
We are led by a team of industry veterans with decades of combined experience in the commercial laundry space. The team has fostered a customer-focused culture that has delivered exceptional and consistent financial performance through the cycle. Our leadership team has executed a number of strategic initiatives, including new product and technology launches, expansion into new international markets, acquisitions and integrations of complementary businesses and the implementation of lean manufacturing processes throughout our operations to drive greater efficiency, among others.
Our Growth Strategies
We have a long track record of growth because of the strength of our business model and organization. We intend to extend our leadership position in the market by leveraging the following growth strategies:
Maintain Relentless Focus on Product Quality to Drive Share Gains
Demand in the commercial laundry systems market is driven by the replacement cycle. We expect existing customers to continue to purchase our machines and new customers to migrate to us from our competitors at the time of replacement. Our existing customers return and we win new customers due to the performance of our machines over their life cycles, which require fewer expensive maintenance events and offering greater uptime over a longer operating life. In a poll of industry customers, equipment performance was ranked as the most important purchasing factor.

Continue to Develop Innovative Products to Accelerate the Replacement Cycle
Given our scale and focus, we have been able to make significant investments in the development of new technologies and capabilities that accelerate the replacement cycle of our machines. Between 2020 and 2024, we spent over $100 million on research and development. The engineering advancements resulting from this investment have real utility to our customers, improving performance and accelerating the replacement of existing systems.
Support the Ongoing Evolution of the Laundromat Market
We believe there is a compelling shift underway in the laundromat industry as sophisticated, commercially-focused investors revamp store designs and the laundromat user experience. Leveraging our unparalleled scale, we will continue to support this new class of entrepreneurs to build and expand their businesses across multi-site operations with larger store footprints and larger capacity machines. We are well positioned to capitalize on this trend, offering a full suite of set-up services, including: site selection, design, operator training and equipment financing, which enable operators to scale faster. Additionally, our comprehensive digital platform enables management of multi-site operations and lowers operational cost through remote monitoring, digital payments and data-driven decision making.
Recent industry data highlights several key trends that reflect this shift in the laundromat industry. The average number of machines per laundromat has increased as operators seek to maximize returns, and is expected to grow further in the coming years, from 56.0 machines per location in 2024 to 60.1 machines per location by 2030. Operators are also replacing older machines sooner to access newer, faster equipment with enhanced features, resulting in a projected decrease in estimated equipment life from 8.7 years in 2024 to 8.4 years by 2030. There is a growing preference for larger machines, as operators aim to improve efficiency, speed and the overall user experience. Reflecting this, annual installations of large machines are expected to grow at a compound annual growth rate of 5.3% between 2024 and 2030, outpacing the estimated 2.5% compound annual growth rate of installation of all machines across the same period.
Serve Growing Demand for Commercial Machines from Commercial In-Home Customers
We believe there is an exciting opportunity to significantly expand our share in the residential market, as demand for our commercial laundry systems is growing from users who are becoming increasingly frustrated with lower quality residential machines. We serve this market with commercial machines, generating commercial-like margins and satisfying the demands of homeowners that are focused on reliability and total cost of ownership.
Penetrate and Develop High-Potential International Markets
The global commercial laundry industry remains underpenetrated in many regions, presenting meaningful long-term growth opportunities. We focus on high-potential geographies where structural trends—such as rising GDP, population growth, urbanization, increasing household income, and evolving lifestyles—point to growing demand for commercial laundry solutions. In these markets, our local teams help to establish and scale the commercial laundry ecosystem. For example, in Thailand, we provided operational training, digital tools and other support to local laundromat entrepreneurs to accelerate the creation of the laundromat industry and have grown our Thailand revenue at a compound annual growth rate of approximately 50% since we began operations there in 2017. Additionally, in Brazil, we established our own operator business in 2016, which we later sold to a multinational consumer products company, to foster growth in the local commercial laundry market. As a result, we have grown our Brazil revenue at a compound annual growth rate of approximately 30% since 2017.
Drive Consistent Operational Improvements to Further Expand Margins
We intend to further expand margins through the continued implementation of cost-down initiatives and an ongoing focus on operational excellence. We will build on our demonstrated track record of durable margin improvement through several initiatives, including: monitoring our global supply chain to identify raw material cost saving opportunities, enhancing labor efficiency by optimizing plant operations, further automating our manufacturing facilities to improve productivity, leveraging our engineering capabilities to develop more cost effective products and eliminating component redundancy.

Sales and Marketing
We go to market through our independent distributors, direct sales offices and direct sales to scaled communal laundry route operators.
Our independent distributor and route operator customers are supported by teams of regional sales managers and our broader complementary support offering, which includes equipment financing, laundromat site selection assistance, investment seminar training materials, commercial laundry room design, sales and service training and technical assistance. Our direct distribution offices also benefit from this complementary infrastructure to support their sales, service and install personnel employed to support key markets.
In the Vended and OPL end markets, our distributors sell directly to the operators of the laundry systems, whereas in the North American Commercial In-Home market they utilize a network of independent appliance retailers to sell to end consumers.
We support our sales force and distributors through a full complement of marketing activities. These activities take a variety of forms such as traditional and digital marketing development and support, trade advertising, lead generation, multi-media projects, print literature, direct mail and public relations activities. In addition, our representatives attend trade shows to introduce new products, grow relationships with existing customers, develop new customer relationships and generate sales leads for our products and services.
Distributors and Customers
We maintain an extensive global network of approximately 600 independent distributors and work with the largest route operators in the jurisdictions where we operate to deliver our products to our end-customers.
We define an “independent distributor” as an entity that holds inventory of our products and markets and sells those products to, and services our products for, our end-customers. Our end-customers are businesses and individuals who ultimately utilize our product, such as laundromats, hotels and restaurants.
We have deeply established and difficult-to-replicate relationships with our distributors that have been built over decades. Our distribution partners often see us as the vendor of choice due to our focus on quality, insights into customer needs, the attractive economics of our machines and our support teams staffed with highly trained personnel.
The vast majority of our distribution is conducted through our independent third-party distributors. Approximately 72% of our global revenue is generated through independent third-party distributors that primarily resell to equipment users and operators in our end markets. Some of those third-party distributors may also operate some of the equipment themselves in communal laundry and laundromat settings. Because we do not monitor end-use information after selling to third-party distributors, we cannot further disaggregate revenue from these channels. The remaining approximately 28% of our global revenue comprises (i) direct sales to communal laundry room operators (representing approximately 10% of global revenue) and (ii) sales made through our domestic and international sales offices (representing approximately 12% and 6%, respectively, of our global revenue) which transact either directly or through local and regional distributors and dealers. Our top ten distributors globally accounted for approximately 25% of our annual revenue in 2024, and no single distributor accounted for more than 5% of such revenue. Given that no distributor makes up more than 5% of our annual revenue, we believe that no single end-customer accounts for more than 5% of our annual revenue.
Competition
Our industry is highly fragmented with few global players and many small regional players. We have few large competitors within the stand-alone commercial laundry equipment industry of the United States and Canada. We believe that we are the only participant to serve our Vended and OPL markets with a full line of topload washers, washer-extractors, frontload washers, tumbler dryers and standard dryers in this region.
We also have several large competitors within the international stand-alone commercial laundry equipment industry who participate in these regions of the world alongside several other local manufacturers.

In the Commercial In-Home end market, our products principally compete against high-priced residential machines from consumer brands.
Research and Development
Given our scale and focus, we have been able to make significant investments in the development of new technology and capabilities that accelerate the replacement cycle of our machines. Between 2020 and 2024, we spent over $100 million on research and development activities. The engineering advancements resulting from this investment have real utility to our customers through new products, improving performance and accelerating the replacement of existing systems.
This development is delivered by our global engineering organization of approximately 200 laundry experts based across our three global engineering hubs in the U.S., Czech Republic and Thailand. They work in industry-leading facilities, which contain approximately 800 testing bays, and operate with ‘24x7’ testing capability across the globe to minimize time to market for product innovations while maintaining our highest quality standards. In addition, our research and development efforts also deliver continuous improvement on existing designs, enhance reliability and performance of our equipment, improve energy efficiency and ensure regulatory compliance of our laundry products. Our team of engineers and technical leaders continuously collaborate with our sales and marketing leaders, as well as key customers, to ensure we identify and meet customer needs.
Our U.S. location in Ripon, Wisconsin has a ISO 17025 Certified Laboratory as part of Underwriters Laboratories’ Data Acceptance Program. We believe we are the only manufacturer in the industry to have this ability, allowing us to significantly reduce time-to-market for innovations that require certifications.
Our digital innovation strategy has transformed our business from traditional equipment manufacturing to a technology-enabled solutions provider. We have invested significantly in our proprietary cloud-connected platform that currently links over 200,000 machines globally and serves more than three million users. This platform, marketed under our various brand names including Speed Queen Insights, Huebsch Command and UniMac CORE, allows us to deliver value-added services that extend beyond hardware.
Our digital research and development approach is highly customer-centric, with cross-functional teams that include product managers, quality assurance specialists and developers working directly with customers through extensive field testing. Recent innovations include our QR code-based payment solution that eliminates the need for app installation, AI-driven operational insights that provide plain-English recommendations to operators and self-healing machine capabilities that can resolve some common issues without technician intervention. We have strategically expanded our digital development teams in Thailand to accelerate our global product delivery capabilities while maintaining consistent quality standards. Looking ahead, our digital innovation roadmap focuses on sustainability solutions, automation technologies and deeper ecosystem integrations that will continue to differentiate our offerings in the commercial laundry space.
Manufacturing
We operate six strategically located facilities globally and we believe we are the only manufacturer that produces across North America, Europe and Asia Pacific. This “local for local” strategy delivers supply chain resiliency and strengthens our cost position. Our manufacturing footprint spans approximately 2.7 million square feet and our facilities have significant vertical integration, which enables greater control over the manufacturing process.

Country	Facilities	Approx. Sq. Ft.
United States	3	2,000,000
Czech Republic	1	380,000
Thailand	1	280,000
China	1	60,000

Our manufacturing operations primarily engage in fabricating, machining, painting, assembling and finishing operations, but also operate as finished goods and service parts distribution centers. The facilities are organized to focus on specific product groups although each facility serves multiple end markets and segments.
The U.S. facilities produce our small-chassis topload washers, frontload washers and dryers as well as large-chassis washer extractors and dryers. The other facilities all produce large-chassis washer extractors and dryers while the Czech Republic also produces barrier washers and ironers. This diversification of production supports our “local for local” strategy and enables us to respond quickly to local requirements. This strategy also allowed us to temporarily move production of some large-chassis equipment between our U.S. and Thai facilities and some small-chassis assembly from the U.S. to the Czech Republic to maximize available labor during COVID-19 restrictions.
We have invested approximately $370 million in capital expenditures in our manufacturing facilities over the past ten years, including opening new facilities in the U.S. and Thailand. Current global production is at approximately 75% of capacity and we believe we have more than sufficient capacity to fulfill our medium-term growth objectives and beyond while maintaining our approximate 3% of net revenue annual capital expenditure spend target.
We are committed to continuous improvement in all aspects of our business and operations in order to maintain our industry leading position and all our manufacturing facilities are certified by the International Standardization Organization (“ISO”).

Country	ISO Certification
United States	9001
Czech Republic	9001 14001 45001 50001
Thailand	9001 14001 50001
China	9001 14001 45001
Suppliers and Materials
We purchase substantially all our raw materials and components from a variety of independent suppliers. Where possible and cost effective we aim to do this as close to each of our manufacturing facilities as possible, sourcing in region for consumption in the same region.
Key material inputs for manufacturing processes include motors, stainless and carbon steel, aluminum castings, electronic controls, corrugated boxes and plastics. While we believe most of our raw materials and component parts are generally available from multiple suppliers at competitive prices, due to the nature of some of our purchases, including some co-developed components, we do have some single- and sole-source suppliers and are exposed to commodity markets.
Our largest single input material is steel and we aim to secure supply agreements for extended periods of time at fixed prices to mitigate the risk of market fluctuations. We believe we currently have sufficient steel under contract for the near term. For further discussion of the possible effects of the cost and availability of raw materials on our business, see the “Risk Factors” section.
Facilities
Headquarters and Office Locations
Our global headquarters is located at 221 Shepard Street, Ripon, Wisconsin 54971. We expect that this approximately 1.7 million square foot corporate complex, of which we own and lease portions, will accommodate our growth plans for the foreseeable future. In addition to our global headquarters, we lease sales offices across the United States, as well as in Belgium, China, Brazil, France, Spain, Italy, Germany, Netherlands and the United Arab Emirates. We believe that our current facilities are adequate to meet our immediate needs and believe that we should be able to renew any of our leases without an adverse impact on our operations.

Manufacturing and Distribution Facilities
We operate manufacturing facilities located in the United States (Ripon and Manitowoc, Wisconsin); Pribor, Czech Republic; Chonburi, Thailand; and Guangzhou, China with an aggregate footprint of approximately 2.7 million square feet, including our global headquarters. Our manufacturing operations primarily consist of fabricating, machining, painting, assembling and finishing operations. We also operate finished goods and service parts distribution centers.
The following is a summary of our principal properties as of June 30, 2025, the majority of which are leased spaces, including manufacturing, distribution, warehouse and sales office sites.

	No. of Facilities
Locations	Manufacturing	Distribution / Sales Offices with Warehouses	Sales / Corporate Offices Only	Warehouses Only
United States
Wisconsin	3		1	2
Florida		1
Texas		2
California		3	1	2
New York		1
Georgia		1
Illinois		1		1
Washington		1
Oregon				1
Maryland		1		1
Pennsylvania				1
Utah		1
Tennessee		1
Rest of World
China	1		1	1
Czech Republic	1			1
Thailand	1			1
Brazil			1	2
France		1		1
Germany			1
Italy		1		1
Netherlands			1
Spain		1	1
UAE			1
Belgium			1
Employees
As of June 30, 2025, we employed 4,046 full-time employees and 99 part-time employees. Of these employees, 2,824 are located in the United States and 1,321 are located outside of the United States (including 737, 370, 78 and 36 employees in the Czech Republic, Thailand, China and France, respectively). The United Steelworkers union represented 1,722 employees at our Wisconsin facilities. All employees at our Pribor, Czech Republic facility are subject to a collective bargaining agreement, and certain employees at the facility are represented by a trade union. All employees at our Guangzhou, China facility are subject to a collective bargaining agreement and represented by a workers’ union. All employees at our Saint-Priest, France facility are represented by a social and economic committee. We believe that our current labor relations are good and no labor disruptions are anticipated in the foreseeable future.

In December 2021, the United Steelworkers union ratified a five-year contract with us. The contract became effective on January 1, 2022 and contains provisions that are usual and customary. There have been no work stoppages at any of our Wisconsin facilities for more than 50 years.
Intellectual Property
We rely upon a combination of trade secrets, copyrights, trademarks, patents, confidentiality policies and procedures, nondisclosure agreements and technical measures designed to protect the intellectual property and commercially valuable confidential information and data used in our business. As of June 30, 2025, we held 21 issued U.S. patents and 91 issued foreign patents relating to our technologies, such as washing machine technologies and dryer technologies, as well as 35 U.S. trademark registrations and approximately 615 foreign trademark registrations covering our marks and brands. As of June 30, 2025, we also held 2 pending U.S. patent applications, 9 pending foreign patent applications, 2 pending U.S. trademark applications and approximately 59 pending foreign trademark applications. We also develop proprietary software, primarily for our firmware and digital products. We license our intellectual property to third parties for them to develop vended payment systems that are compatible with our equipment. We also receive licenses to third-party intellectual property, some of which is integrated into our products.
We take steps to safeguard our trade secrets and proprietary information. These measures include internal access controls, nondisclosure agreements with employees and third parties and cybersecurity protocols designed to prevent unauthorized disclosure of sensitive business information. We also monitor and pursue action against infringements of our intellectual property, such as trademark rights and trade secrets.
We believe we have taken reasonable measures to protect this portfolio of intellectual property rights, but we cannot be assured that none of these intellectual property rights may be challenged and found invalid or unenforceable. See the “Risk Factors” section for further discussion of intellectual property matters.
Regulatory Matters
We are subject to foreign, federal, state and local laws and regulations that impact our business, including the design, manufacture, marketing, sale, servicing, packaging, labeling, handling, storage, transportation and use of our commercial and residential laundry equipment. These laws and regulations relate to matters such as product safety and certification, product labeling, energy and water efficiency standards, environmental protection, workplace health and safety, and ESG and sustainability. In the United States, our operations are regulated by agencies such as the Consumer Product Safety Commission, Federal Trade Commission and DOE, as well as the Environmental Protection Agency and the Occupational Safety and Health Administration. Our international operations are also subject to regulation by equivalent regulatory agencies and frameworks of the countries in which we operate and sell our products. Violations of such laws and regulations could result in fines and penalties, enforcement actions, third-party claims, cessation of operations and other sanctions. In addition, compliance with such laws and regulations in the future could prove to be costly and could affect various aspects of our business.
We and our operations are also subject to and affected by foreign, federal, state and local EHS regulations, including with respect to climate concerns. In particular, our business is subject to governmental regulation of energy and water usage and efficiency standards, emissions of air pollutants, including greenhouse gas emissions, discharges of wastewater and stormwater, releases of hazardous materials to soil and water, the transportation, treatment, storage and disposal of hazardous wastes and exposure to hazardous materials in current or former products, the workplace or the environment, among other things. See “Risk Factors—Risks Relating to Government Regulation and Litigation—We could incur significant costs in complying with EHS laws and regulations and could be adversely affected by liabilities or obligations imposed under such laws.” and “Risk Factors—Risks Relating to Government Regulation and Litigation—Energy efficiency, water usage standards and other product-related standards could adversely affect our industry.”
Changes in laws and regulations or government policies could affect our operations worldwide. Additionally, the evolving and increased fragmentation of regulatory requirements may increase our costs by requiring the development of country-specific variants, the monitoring and compliance of additional regulations as well as additional testing and certifications. The laws, regulations and policies applicable to our products and services change regularly, and certain regulatory changes may render our products and technologies noncompliant. In addition, we are also subject to evolving standards and requirements related to ESG and sustainability matters. For example, the CSRD enacted in the European Union and certain laws enacted in California will require us to report on various sustainability-related information, including greenhouse gas emissions. See“Risk Factors—Risks Relating to Government Regulation and Litigation—We are subject to risks related to environmental, social and governance (“ESG”) and sustainability laws, regulations, policies and initiatives.”
Our operations are also subject to and could be affected by the changing landscape related to tariffs and trade regulations. U.S. laws, regulations, orders and other measures concerning the export or re-export of products, software, services and technology, and other trade-related activities involving non-U.S. countries and parties affect the operations of our company and our affiliates. These potential effects are further discussed in “Risk Factors—Risks Relating to Government Regulation and Litigation—Our international operations expose us to worldwide economic conditions; unfavorable global economic conditions could lead to reduced revenues and negatively impact our results of operations.” For further discussion of risks related to other government regulations, see “Risk Factors—Risks Relating to Government Regulation and Litigation.”
Legal Proceedings
From time to time we are a party to various legal proceedings incidental to the conduct of our business. The results of legal proceedings are inherently unpredictable and uncertain. We are not presently party to any legal proceedings the resolution of which we believe would have a material adverse effect on our business, prospects, financial condition, liquidity, results of operations, cash flows or capital levels.
We periodically reexamine our estimates of probable liabilities and any associated expenses and receivables and make appropriate adjustments to such estimates based on experience and developments in litigation. As a result, the current estimates of the potential impact on our business, prospects, financial condition, liquidity, results of operation, cash flows or capital levels for the proceedings and claims described in the notes to our consolidated financial statements could change in the future.
Regardless of the outcome, legal proceedings have the potential to have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. See “Risk Factors—Risks Relating to Government Regulation and Litigation” for more information on the risk of potential legal proceedings and their associated costs.

MANAGEMENT
Executive Officers and Non-Employee Directors
The following table presents the name, age and position for each of the individuals who are expected to serve as our executive officers and directors following the completion of this offering.

Name	Age	Position
Executive Officers:
Michael D. Schoeb	63	Chief Executive Officer and Director
Dean Nolden	56	Chief Financial Officer
Jan Vleugels	61	Chief Operating Officer – International
Samantha Hannan	37	Chief Legal & Compliance Officer
Joseph Hainline	44	Chief Technology Officer
Amanda Kopetsky	46	Chief Human Resources Officer
Michael Mancuso	47	Chief Operations Officer – North America

Non-Employee Directors:
Robert L. Verigan	50	Chairman
Clyde B. Anderson	65	Director
Timothy J. FitzGerald	55	Director
Phyllis A. Knight	62	Director
Narasimha Nayak	57	Director
Amanda L. Hodges	53	Director
The following are brief biographies describing the backgrounds of our executive officers and directors.
Executive Officers
Michael D. Schoeb, 63, has served as Chief Executive Officer of Alliance Laundry Systems and has been a member of our Board of Directors since February 2011. Mr. Schoeb will serve in a similar role for Alliance Laundry Holdings upon consummation of this offering. Previously, Mr. Schoeb was our President and Chief Operating Officer from October 2007 to January 2011. Before joining us, Mr. Schoeb served as President and Chief Operating Officer at Wausau Homes, Inc., and a number of positions at Hilti, Inc. and Johnson Controls International. Mr. Schoeb also served on the Board of Directors of Weber-Stephen Products from 2016 through 2021.
Dean Nolden, 56, has served as Chief Financial Officer of Alliance Laundry Systems since April 2025 and will serve in a similar role for Alliance Laundry Holdings upon consummation of this offering. Before joining us, Mr. Nolden served as the Chief Financial Officer of Stella & Chewy’s from 2021 to 2025, of Techniplas from 2020 to 2021 and of REV Group, Inc. from 2016 to 2020, where he led the company’s initial public offering in 2017. Mr. Nolden also served in a number of positions at The Manitowoc Company, a public manufacturing company, from 1997 to 2016, including Vice President of Finance and Treasurer as well as Vice President of Finance – Manitowoc Crane and Foodservice Segments. Mr. Nolden started his career in the audit practice of PricewaterhouseCoopers from 1991 to 1997. Mr. Nolden also served on the Board of Directors of Buckbone Organics from March 2024 to April 2025 and of Riverbend Industries from July 2020 to December 2021.
Jan Vleugels, 61, has served as Senior Vice President of Alliance Laundry Systems since 2021 and as Chief Operating Officer – International of Alliance Laundry Systems since 2014. Mr. Vleugels will serve in similar roles for Alliance Laundry Holdings upon consummation of this offering. Before joining us, Mr. Vleugels served as Chief Operating Officer of Primus Laundry Equipment from 2007 to 2014 and as Plant Manager at Primus CE, in Pribor, Czech Republic, from 1991 to 2007.

Samantha Hannan, 37, has served as Chief Legal and Compliance Officer of Alliance Laundry Systems, previously under the title General Counsel, since 2021 and will serve in a similar role for Alliance Laundry Holdings upon consummation of this offering. Before joining us, Ms. Hannan served as Deputy General Counsel and Assistant General Counsel at Alteon Health from 2019 to 2020 and as Counsel at Envision Healthcare from 2014 to 2019. Ms. Hannan was also a corporate associate at Gunderson Dettmer from 2013 to 2014.
Joseph Hainline, 44, has served as Chief Technology Officer of Alliance Laundry Systems since 2023 and will serve in a similar role for Alliance Laundry Holdings upon consummation of this offering. Previously, Mr. Hainline served as our Vice President of Technology from 2021 to 2023 and as our Director of Technology Innovation from April 2021 to December 2021. Before joining us, Mr. Hainline served in a number of positions at World Wide Technology Asynchrony Labs from 2016 to 2021, including Digital Client Director, Product Portfolio Manager and Partnership Manager. Mr. Hainline has also served as Digital Client Director at World Wide Technology since November 2023 and is also Co-Founder of Rookie Trading Cards.
Amanda Kopetsky, 46, has served as Chief Human Resources Officer of Alliance Laundry Systems, previously under the title of Vice President of Global Human Resources, since 2022 and will serve in a similar role for Alliance Laundry Holdings upon consummation of this offering. Previously, Ms. Kopetsky served as our Director of Corporate Human Resources from 2018 to 2022. Before joining us, Ms. Kopetsky held various Human Resources leadership roles at Bemis Company, Inc. (now Amcor), including HR Director Finance and Operations, HR Director Supply Chain and Operations for Bemis North America, HR Director for Bemis Healthcare Division and HR Director for Performance Packaging Division from 2007 to 2018.
Michael Mancuso, 47, has served as Chief Operations Officer – North America of Alliance Laundry Systems since 2022 and will serve in a similar role for Alliance Laundry Holdings upon consummation of this offering. Previously, Mr. Mancuso served as our Senior Director of Supply Chain and Manufacturing Transformation from 2021 to 2022. Before joining us, Mr. Mancuso held various positions at Rockwell Automation from 2006 to 2021, including Director of Connected Enterprise Operations, Director of Manufacturing Operations, Multi-Site Plant Manager, Production and Inventory Control Manager and Supply Management Manager.
Non-Employee Directors
Robert L. Verigan, 50, is the Chairman of the Board of Directors of Alliance Laundry Holdings and has served as a director since August 2015, and was appointed by our principal stockholder following its acquisition of the Company. Mr. Verigan is a Partner at BDT & MSD, serves on the firm’s Investment Committee and has held various positions with BDT & MSD since October 2013. Prior to joining BDT & MSD, Mr. Verigan was a Partner at Sidley Austin LLP, in their Corporate and Securities practice group, focusing on mergers and acquisitions, corporate finance, board and shareholder governance, private equity and venture capital investments, from 1999 to 2013. Mr. Verigan currently sits on the Board of Directors at Greystar Real Estate Partners, Nation Safe Drivers and Tory Burch, and is a board observer of Culligan. He formerly served on the Board of Directors at Truck-Lite and Lou Malnati’s. Mr. Verigan serves on the Founder’s Board, and as a Vice Chair of the Investment Committee, of Ann & Robert H. Lurie Children's Hospital of Chicago and is a Fellow of the Class of 2013 of Leadership Greater Chicago.
Clyde B. Anderson, 65, has served on the Board of Directors for Alliance Laundry Holdings since December 2015, and was appointed by our principal stockholder following its acquisition of the Company. Mr. Anderson founded Anderson Growth Partners, LLC in 1997 and continues to serve as a Managing Member. He served as a board member of Hibbett Sports Inc. until 2014, overseeing its public offering in 1996. He has served as Executive Chairman of Books-A-Million, Inc. since 1982, and led the company through its public offering in 1992 and its subsequent privatization in 2015. In October 2023, he became Executive Chairman of Cavender’s. He is currently a Board Member of TNT Fireworks and principal shareholder of Preferred Growth Properties. Additionally, Mr. Anderson serves as Chairman of the BDTCP Fund Advisory Committee.
Timothy J. FitzGerald, 55, has served on the Board of Directors for Alliance Laundry Holdings since April 2021. Mr. FitzGerald has been the Chief Executive Officer of The Middleby Corporation (“Middleby”) since March 2019, before which he held many positions at Middleby and its subsidiary, Middleby Marshall Inc., including Vice

President and Chief Financial Officer from 2003 to 2019, Vice President and Corporate Controller from 2000 to 2003, and Corporate Controller from 1998 to 2003. Before joining Middleby, Mr. FitzGerald was a Manager with Arthur Anderson LLP for seven years. He currently sits on the Board of Directors at Middleby.
Phyllis A. Knight, 62, has served on the Board of Directors for Alliance Laundry Holdings since January 2022. Ms. Knight currently serves as Chief Financial Officer and Executive Vice President of Tecumseh Products Company LLC after joining the company in August 2020. She previously served as Managing Director at Conway MacKenzie Inc. from 2019 to August 2020, Chief Financial Officer at Polar Corporation from 2014 to 2016 and Chief Financial Officer at Diversified Restaurant Holdings, Inc. from 2016 to 2019. She also served as Executive Vice President and Chief Financial Officer at Champion Enterprises, Inc. and Champion Enterprises Holdings, LLC from 2002 to 2013. She previously served in various roles in the Mortgage Services Division at Green Tree Financial Corp., and as Senior Manager at KPMG.
Narasimha Nayak, 57, has served on the Board of Directors for Alliance Laundry Holdings since May 2025. Mr. Nayak has served as Vice President of the IoT and Connected Products Group at Rheem since March 2024 and previously served as Chief Technology Officer and Executive Vice President of the Chamberlain Group from 2019 to 2023; Senior Vice President of the Connected Car Division at Harman International from 2015 to 2019; Senior Vice President of the Systems and Solutions Group at Comverse, Inc. from 2012 to 2014; Senior Vice President and General Manager of the Software Services & Solutions Business Group at Alcatel-Lucent from 2006 to 2012; in addition to prior roles at Openwave Systems, LogicaCMG Global Telecoms, ECI Telecom, Hughes Network Systems and PRC, Inc. Mr. Nayak also served on the Technical Advisory Board of Gentherm in 2024. Mr. Nayak also previously served on the Board of Directors of mHub.
Amanda L. Hodges, 53, has served on the Board of Directors for Alliance Laundry Holdings since September 2025. Ms. Hodges has served as the Executive Vice President, Chief Commercial Officer of Republic Services since August 2024, and previously served as the Executive Vice President, Chief Marketing Officer from November 2020 to August 2024. Prior to joining Republic Services, she held many leadership positions at Dell Technologies, including as the Senior Vice President of North America Marketing and the Global Customer Briefing Program. She previously worked as a consultant for McKinsey & Company.
Composition of our Board of Directors
Our business and affairs are managed under the direction of our Board of Directors. Upon the completion of this offering, our amended and restated certificate of incorporation will provide that the Board of Directors shall consist of at least five but not more than thirteen directors and that the number of directors may be fixed from time to time by resolution of the Board of Directors. The Board of Directors will initially consist of seven members. Our amended and restated certificate of incorporation will provide that our Board of Directors will be divided into three classes of directors, as nearly equal in number as possible, with one class being elected each year by our stockholders. The initial division of the three classes of directors is as follows:
•Class I, which will initially consist of Michael D. Schoeb, Phyllis A. Knight and Robert L. Verigan, whose terms will expire at our first annual meeting of stockholders, which we expect to hold in 2026;
•Class II, which will initially consist of Clyde B. Anderson and Amanda L. Hodges, whose terms will expire at the following annual meeting of stockholders, which we expect to hold in 2027; and
•Class III, which will initially consist of Narasimha Nayak and Timothy J. FitzGerald, whose terms will expire at the following annual meeting of stockholders, which we expect to hold in 2028.
At each annual meeting of stockholders after the initial classification, the successors to the directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors. This classification of our Board of Directors may have the effect of delaying or preventing changes to our management or a change of control of the Company. See “Description of Capital Stock—Certain Anti-Takeover

Provisions of our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws, our Stockholders’ Agreement and Applicable Law—Election and Removal of Directors.”
The Stockholders Agreement will grant our principal stockholder the right to designate nominees to our Board of Directors, in addition to certain other rights, subject to the principal stockholder maintaining certain ownership thresholds in us. Robert L. Verigan and Clyde B. Anderson have been designated by our principal stockholder as its nominees to serve on our Board of Directors following the completion of the offering. Following the time when the principal stockholder no longer maintains beneficial ownership of at least a majority of the aggregate outstanding shares of our common stock (the “Majority Ownership Threshold”), directors may only be removed from office with the affirmative vote of holders of 66 2/3% of the total voting power of our outstanding shares of common stock, voting together as a single class, and, for so long as our Board of Directors remains classified, only for cause. This requirement of a supermajority vote to remove directors for cause could enable a minority of our stockholders to exercise veto power over any such removal. Prior to such time, directors may be removed with or without cause by the affirmative vote of the holders of a majority of the total voting power of our outstanding shares of common stock. See “Certain Relationships and Related Person Transactions—Agreements to be Entered into in Connection with this Offering—Stockholders Agreement.”
Controlled Company
Because our principal stockholder will continue to own a majority of the voting power of our common stock following the completion of this offering, we will be a “controlled company” for purposes of the NYSE’s listing rules. As a controlled company, exemptions will be available to us under the listing rules of the NYSE that would exempt us from certain of the NYSE’s corporate governance requirements, including the requirements that, within one year of the date of the listing of our common stock:
•that our Board of Directors be composed of a majority of “independent directors,” as defined under the NYSE’s rules;
•that we have a compensation committee that is composed entirely of independent directors; and
•that we have a nominating and governance committee that is composed entirely of independent directors.
Accordingly, for so long as we are a “controlled company,” you will not have the same protections afforded to stockholders of companies that are subject to all of the NYSE’s corporate governance requirements. In the event that we cease to be a controlled company and our common stock continues to be listed on the NYSE, we will be required to comply with these provisions prior to the end of the transition period provided under the listing requirements of the NYSE and SEC rules and regulations for companies that cease to qualify as controlled companies. See “Risk Factors—Upon the listing of our common stock on the NYSE, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE. As a result, we will qualify for, and may in the future rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.”
Immediately following the completion of this offering, we do not intend to rely on the exemption to the requirement that a majority of our directors be “independent” as defined in the rules nor to the exemptions to the requirements that we have an independent compensation committee and independent nominating and corporate governance committee.
These exemptions do not modify the independence requirements for our Audit Committee, and we expect to satisfy the member independence requirement for our Audit Committee immediately following the completion of this offering.
Director Independence
We anticipate that, prior to the completion of this offering, our Board of Directors will review the independence of each director and determine that each of our directors other than Michael D. Schoeb is independent as defined under the NYSE’s listing rules. In assessing the independence of each of our directors, our Board of Directors will consider the relationships that each director has with the Company and our principal stockholder and all other facts and circumstances that our Board of Directors deemed relevant to determine director independence. For so long as we are a controlled company, we will not be required to maintain compliance with the director independence requirements of the NYSE and may choose in the future to change our Board of Directors or committee composition or other arrangements to manage our corporate governance in accordance with the controlled company exemptions described under “—Controlled Company” above.
Board Committees
Upon the completion of this offering, our Board of Directors will have three standing committees: the Audit Committee; the Compensation Committee; and the Nominating and Governance Committee. The composition and responsibilities of each committee are described below. Each of the committees will operate under its own written charter adopted by our Board of Directors, each of which will be available on our website upon the completion of this offering. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus, and you should not rely on any such information in making the decision whether to purchase shares of our common stock. Members will serve on these committees until their resignation or until otherwise determined by our Board of Directors. In the future, our Board of Directors may establish other committees as it deems necessary or advisable to assist it with its responsibilities.
Audit Committee
Following this offering, our Audit Committee will be composed of Phyllis A. Knight, Timothy J. FitzGerald and Amanda L. Hodges, with Ms. Knight serving as chairperson of our Audit Committee. We anticipate that, prior to the completion of this offering, our Board of Directors will determine that each of them satisfies the independence requirements of the NYSE and of the SEC under Rule 10A-3 under the Exchange Act. Our Board of Directors has determined that Ms. Knight is an “audit committee financial expert” within the meaning of the applicable SEC rules, and that each member of the Audit Committee has been determined to be “financially literate” under the requirements of the NYSE.
The purpose of our Audit Committee will be assisting our Board of Directors’ oversight of (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent auditors’ qualifications and independence, and (4) the performance of our independent auditors and our internal audit function. The responsibilities of our Audit Committee will include:
•appointment, compensation, retention and oversight of the work of our independent auditors and any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report or to perform audit, review or attestation services;
•pre-approval of, or the adoption of appropriate procedures to pre-approve, all audit and non-audit services to be provided by our independent auditors;
•consideration of reports or communications submitted to our Audit Committee by our independent auditors, including reports and communications related to the overall audit strategy;
•meeting with management and our independent auditors to discuss the scope of the annual audit, to review and discuss our financial statements and related disclosures and to discuss any significant matters arising from any audit and any major issues regarding accounting principles and financial statement presentations;
•discussing with members of the legal department any significant legal, compliance or regulatory matters that may have a material effect on our financial statements, business or compliance policies; and
•establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

Compensation Committee
Following this offering, our Compensation Committee will be composed of Robert L. Verigan, Phyllis A. Knight and Timothy J. Fitzgerald, with Mr. Verigan serving as chairperson of our Compensation Committee. The responsibilities of our Compensation Committee will include:
•establishing and approving, and making recommendations to our Board of Directors regarding, performance goals and objectives relevant to the compensation of our Chief Executive Officer, evaluating the performance of our Chief Executive Officer in light of those goals and objectives and setting, or recommending to the full Board of Directors for approval, the Chief Executive Officer’s compensation, including incentive-based and equity-based compensation, based on that evaluation;
•setting the compensation of our other executive officers, based in part on recommendations of the Chief Executive Officer;
•exercising administrative authority under our equity incentive plans and employee benefit plans;
•establishing policies and making recommendations to our Board of Directors regarding director compensation; and
•preparing a compensation committee report on executive compensation as may be required from time to time to be included in our annual proxy statements or annual reports on Form 10-K filed with the SEC.
Nominating and Governance Committee
Following this offering, our Nominating and Governance Committee will be composed of Clyde B. Anderson, Narasimha Nayak and Robert L. Verigan, with Mr. Anderson serving as chairperson of our Nominating and Governance Committee. The responsibilities of our Nominating and Governance Committee will include:
•identifying and recommending director nominees, consistent with criteria approved by our Board of Directors;
•reviewing the qualifications of incumbent directors to determine whether to recommend them for reelection at the next annual meeting of stockholders;
•developing and recommending to our Board of Directors standards to be applied in making determinations as to the absence of material relationships between us and a director;
•identifying, evaluating and recommending board members qualified to serve on any board committee and recommending that our Board of Directors appoint the identified member or members to the applicable committee;
•developing and recommending corporate governance guidelines to our Board of Directors; and
•overseeing the evaluation of our Board of Directors.
Code of Business Conduct and Ethics
Our Board of Directors adopted a Code of Business Conduct and Ethics that applies to all of our directors, officers and employees. The Board of Directors also adopted a Code of Ethics for Senior Financial Executives. The full text of the Code of Business Conduct and Ethics and Code of Ethics for Senior Financial Executives will be made available on our website upon the completion of this offering. In addition, we intend to make available on our website or in a current or periodic report filed with the SEC any legally required disclosures regarding amendments to, or waivers of, provisions of our Code of Business Conduct and Ethics or Code of Ethics for Senior Financial Executives. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus, and you should not rely on any such information in making the decision whether to purchase shares of our common stock.

Compensation Committee Interlocks and Insider Participation
None of the members of the Compensation Committee are current or former officers or employees of the Company. None of our executive officers serves, or has served during our last completed fiscal year, as a director or member of a compensation committee (or other board committee performing equivalent functions) of any entity that has one or more executive officers serving on our Board of Directors or our Compensation Committee. We are party to certain transactions with the principal stockholder described in “Certain Relationships and Related Party Transactions.”

DIRECTOR COMPENSATION
Board of Directors
In 2024, we compensated members of our Board of Directors in accordance with a policy established by our Compensation Committee.
Only our non-employee directors receive compensation for their service on our Board of Directors, which is paid in cash. None of our non-employee directors received grants of stock options or other equity-based awards in 2024.
The following table summarizes all compensation awarded to, earned by, or paid to each of our non-employee directors during 2024 (excluding Mr. Nayak, who joined our Board of Directors in May 2025, and Ms. Hodges, who joined our Board of Directors in September 2025).

Name	Fees Earned or Paid in Cash ($)(1)	All Other Compensation ($)	Total ($)
Robert L. Verigan (Chairman)	150,000	—	150,000
Phyllis A. Knight	150,000	—	150,000
Timothy J. FitzGerald	150,000	—	150,000
San W. Orr(2)	150,000	—	150,000
Clyde B. Anderson	150,000	—	150,000
James A. Winnefeld Jr.(2)	150,000	—	150,000
______________
(1)Reflects annual board fees of $150,000, payable in cash in arrears.
(2)Messrs. Orr and Winnefeld Jr. resigned from our Board of Directors on August 29, 2025.
Post-Offering Director Compensation
In connection with this offering, our Compensation Committee approved the terms of our Non-Employee Directors Compensation Policy, effective upon the closing of this offering, pursuant to which each non-employee director is eligible to receive cash compensation and equity awards for services on our Board of Directors and reimbursement for reasonable out-of-pocket and documented expenses incurred in attending meetings of the Board of Directors or any committee thereof.
Each non-employee director will be entitled to receive an annual retainer of $95,000, payable quarterly in arrears. In addition, the non-executive chair of our Board of Directors and committee chairs will be entitled to receive the following additional annual retainers, payable quarterly in arrears:

Position	Annual Retainer ($)
Non-Executive Chair	105,000
Audit Committee Chair	25,000
Compensation Committee Chair	20,000
Nominating and Corporate Governance Committee Chair	15,000
Any non-employee director who joins or vacates our Board of Directors mid-year will receive cash compensation components on a pro-rata basis for the portion of the year served and per each capacity.
On the date of each annual meeting of our stockholders following the effective date of our Non-Employee Directors Compensation Policy, our non-employee directors will receive an annual equity award grant with a grant date value of $160,000, which will vest on the earlier of (a) the one-year anniversary of the grant, (b) the next-occurring annual meeting of our stockholders and (c) a “Change of Control” (as defined in the 2025 Plan described below), in each case, subject to the Non-Employee Director’s continued service in such capacity through such vesting date. Additionally, in connection with this offering, each of our non-employee directors will receive an initial grant of restricted stock units with the number of shares underlying such RSUs consisting of a grant date value of $160,000 divided by the initial public offering price. This initial grant will vest on the earlier of (a) the one-year anniversary of the grant date and (b) a Change of Control, in each case, subject to the Non-Employee Director’s continued service in such capacity through such vesting date. The number of shares subject to such awards will be calculated based on the closing price of the Company's common stock on the date immediately prior to the grant date, with the number of shares rounded down to the nearest whole share.

EXECUTIVE COMPENSATION
Compensation Discussion and Analysis
The purpose of this Compensation Discussion and Analysis is to provide information about the material elements of compensation that, during our fiscal year ended December 31, 2024 were paid to, awarded to, or earned by our named executive officers (“NEOs”). Our NEOs for 2024 were:

Name	Position
Michael Schoeb	Chief Executive Officer (“CEO”)
Robert Calver	Vice President, Financial Planning and Analysis
Rebecca Huang	Former Chief Financial Officer
Joseph Hainline	Chief Technology Officer
Justin Blount	Former President and Chief Operating Officer
Craig Dakauskas	Former Senior Vice President, North America (“NA”) Commercial
As noted above, this Compensation Discussion and Analysis describes our historical executive compensation program for our NEOs during 2024. In connection with this offering, we have adopted compensation plans that are designed to comply with laws applicable to public companies and we expect that, after our initial public offering, our Compensation Committee will set policies that may be different from the policies that applied to our NEOs before our initial public offering.
Effective July 31, 2024, Rebecca Huang stepped down as our Chief Financial Officer. On that date, our Board of Directors determined that Robert Calver, our Vice President, Financial Planning and Analysis, would carry out the duties and responsibilities of the Chief Financial Officer in an interim capacity until a new Chief Financial Officer was appointed. For purposes of our reporting obligations, Mr. Calver served as our principal financial officer following Ms. Huang’s departure until the appointment of Dean Nolden as our Chief Financial Officer, effective April 14, 2025.
Effective January 31, 2025, Justin Blount stepped down as our President and Chief Operating Officer.
Effective March 31, 2025, Craig Dakauskas, our Senior Vice President, NA Commercial, retired.
Compensation Philosophy and Objectives
Our executive compensation program is designed to attract, motivate, reward, focus and retain high caliber management deemed essential to ensure our success. The program seeks to align executive compensation with our short- and long-term objectives, business strategy and financial performance, which also aligns the interests of our NEOs with those of our stockholders. As a result, we provide competitive compensation packages to our NEOs, a material component of which is performance-based compensation that is dependent upon the achievement of our business objectives and encourages our NEOs to drive long-term stockholder value. Our compensation program is designed to achieve the following objectives:
•provide competitive and attractive pay plans that reflect the respective positions, duties and responsibilities of our NEOs;
•incentivize contributions to the continued growth and development of our business;
•retain NEOs and compensate their short- and long-term contributions; and
•align the interests of our NEOs with the financial and strategic objectives of our stockholders.
We have determined that any risks arising from our compensation programs and policies are not reasonably likely to have a material adverse effect on our business. Our compensation programs and policies mitigate risk by combining performance-based, long-term compensation elements with payouts that are correlated to the value delivered to stockholders. This combination, as well as the multi-year vesting schedule for equity awards, encourage employees to maintain both a short- and long-term view with respect to our performance.
Determination of Compensation
Historically, the compensation of our NEOs has been set by the Compensation Committee in consultation with Mr. Schoeb (other than with respect to his own compensation). The Compensation Committee strives for a dynamic approach in designing our compensation, reviewing compensation arrangements annually to account for company and individual performance and industry trends. Mr. Schoeb typically provides annual recommendations to the Compensation Committee, offering insights on the compensation and performance of our NEOs. Mr. Schoeb bases his recommendations upon a comprehensive review (formed both subjectively and objectively against individually developed goals) of the performance of the NEOs, our satisfaction of rigorous corporate goals, internal pay equity considerations, the competitiveness of the market for each NEO’s services and an annual self-evaluation performed by such NEO. The Compensation Committee evaluates any recommended compensation adjustments or awards to NEOs and ultimately determines executive compensation. The Compensation Committee screens Mr. Schoeb from all conversations surrounding his own compensation structure, ensuring that any decisions are untainted by improper influence.
In connection with this offering, our Board of Directors adopted a written charter for the Compensation Committee that establishes, among other things, the Compensation Committee’s purpose and its responsibilities with respect to executive compensation. This charter provides that the Compensation Committee will, among other things, assist the Board of Directors in its oversight of executive compensation, management development and succession, director compensation and executive compensation disclosure.
In December 2024, we engaged Aon as an outside consultant to advise on the design of our go-forward executive compensation. The Compensation Committee determined that Aon’s services as its independent compensation consultant for 2024 did not raise any conflicts of interest. The Compensation Committee considered the following factors, among others, when assessing Aon’s independence:
•Aon did not provide any other services to us and reported directly to the Compensation Committee;
•Aon has policies and procedures in place to prevent conflicts of interest;
•no member of the Aon consulting team serving the Compensation Committee has a business or personal relationship with any of our executive officers; and
•the amount of fees paid to Aon is less than 1% of its total consulting income.

Summary Compensation Table
The following table presents compensation awarded to, earned by and paid to our NEOs for the fiscal year ended December 31, 2024.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Option Awards ($)	Nonequity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Michael Schoeb Chief Executive Officer	2024	887,625	10,000	—	1,483,059	20,700	2,401,384
Robert Calver Vice President, Financial Planning and Analysis	2024	247,651	85,000	—	116,354	34,714	483,719
Rebecca Huang Former Chief Financial Officer	2024	192,833	—	—	251,875	20,700	465,408
Joseph Hainline Chief Technology Officer	2024	293,841	11,200	—	178,173	20,700	503,914
Justin Blount Former President and Chief Operating Officer	2024	536,813	210,000	—	488,250	20,700	1,255,763
Craig Dakauskas Former Senior Vice President, NA Commercial	2024	352,272	10,000	—	210,221	20,700	593,193
______________
(1)For Mr. Blount, the amount reflects a $100,000 sign-on bonus, as well as a discretionary bonus earned in respect of individual performance in 2024. Amounts reflected for remaining NEOs consist of discretionary bonuses earned in respect of individual performance in 2024.
(2)Amounts reflected consist of annual incentive bonuses payable under the Metric Bonus Plan. While incentive targets were established in fiscal year 2023, payouts occurred during March 2024, subject to the NEOs remaining actively employed on the applicable payment date and as such, were deemed earned in 2024. See “—Annual Incentive Awards” below for more information.
(3)The amounts in the “All Other Compensation” column for fiscal year 2024 include the following:
a)Our contributions to the ALCAP (401(k) plan) for Messrs. Schoeb, Calver, Dakauskas, Hainline and Blount and Ms. Huang, in the amount of $20,700 each.
b)For Mr. Calver, a housing allowance to facilitate a relocation from the United Kingdom to Miami, Florida ($9,000) and payment of expenses incurred in preparing personal tax filings ($5,014).
Elements of Compensation
The following table describes the material elements of our compensation program for the fiscal year ended December 31, 2024 as applicable to our NEOs and reflected in the Summary Compensation Table above. Historically, our executive compensation program has consisted of the following elements: base salary, annual cash incentive compensation, long-term equity incentive compensation, health, welfare and retirement benefits and reasonable perquisites, each designed to achieve the compensation objective outlined herein with respect to each element. We believe that together these elements support the objectives of our compensation program without encouraging unnecessary or excessive risk taking by our NEOs.

Compensation Element	Compensation Objectives Designed to be Achieved and Key Features
Base Salary	Attract and retain industry leaders by providing base cash compensation at competitive levels
Annual Cash Incentive Compensation	Focus efforts toward the realization of annual performance goals and to reward individual and group contributions to our annual operating performance based upon the achievement of pre-established performance standards. We may also grant discretionary bonuses from time to time.
Long-Term Equity Incentive Compensation	Incentivize the alignment of interests between executives and stockholders, historically achieved through the provision of time and performance-based stock options
Health, Welfare and Retirement Benefits and other Perquisites	Demonstrate commitment to employee well-being through the provision of reasonable benefits to executives and their families
As part of our transition to a publicly traded company in connection with this offering, we will evaluate our executive compensation program, which may differ in several respects from our historical program. For information on certain elements of our executive compensation program that we adopted in connection with this offering, see “—Post-Offering Compensation” below.
Base Salary
The base salaries of our NEOs have been an important part of their total compensation package, and have been intended to reflect their respective positions, duties and responsibilities. Base salary is a visible and stable fixed component of our compensation program. Although we believe that a substantial portion of each NEO’s total compensation should be “at risk,” we also recognize the importance of setting base salaries at levels that will attract, retain and motivate top talent. In setting annual base salary levels for our NEOs, we take into account competitive considerations, individual performance, tenure, internal pay equity, salaries provided to executive officers of our peer companies, each NEO’s anticipated role criticality relative to our other employees, and the determination by our Compensation Committee and Mr. Schoeb of the essential need to attract and retain these NEOs.
On a prospective basis, we intend to continue to evaluate the mix of base salary, short-term incentive compensation and long-term incentive compensation to appropriately align the interests of our NEOs with those of our stockholders.
Annual Incentive Awards
Recognizing that annual cash incentives are an essential component of a balanced compensation scheme, we instituted our Metric Bonus Plan (“Metric Bonus Plan”), focusing our NEOs’ attention on our financial and strategic growth objectives. We consider annual cash incentives to be an important “at risk” component of our compensation program. Rather than adopt a complicated and opaque bonus formula, we tie annual incentives to a singular metric, Adjusted EBITDA, and have adopted ambitious but achievable targets for our NEOs. In order to secure any payment under the Metric Bonus Plan, our Adjusted EBITDA must reach at least 95% of the predetermined target. Bonus targets are established as a percentage of base salary. In addition, to further ensure the retention of our NEOs, payment under the Metric Bonus Plan requires continued employment through the bonus payment date, which occurs by March 15 of the year following the year subject to the applicable Adjusted EBITDA metric. The chart below demonstrates the potential payouts under the Metric Bonus Plan based on achievement of Adjusted EBITDA for the 2023 fiscal year, which were paid in March 2024.

	Minimum in Millions (95%)	Target in Millions (100%)	Maximum in Millions (110%)
2023 Adjusted EBITDA Target	$301.4	$317.3	$349.0
Payout as a % of Target	50%	100%	200%
The Metric Bonus Plan is reviewed and approved by our Board of Directors, with individual targets set by the Compensation Committee. The table below sets forth for 2023 the target annual bonus opportunities for each of our NEOs, with actual payouts received in March 2024 in accordance with the Metric Bonus Plan. For purposes of the Metric Bonus Plan, our 2023 Adjusted EBITDA was $334,763,000, resulting in the achievement of the performance objective at 155% of target for each NEO. This measure consists of Adjusted EBITDA for the fiscal year ended December 31, 2023, subject to additional upward adjustments of $6,286,000 to exclude certain expenses not representative of our ongoing operations such as severance, certain new product development expenses and litigation and legal expenses. For a reconciliation of Adjusted EBITDA to net income, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures and Key Operating Metrics.”

NEO	Target (as a % of Base Salary)	Annual Incentive Target ($)	Actual Annual Incentive Award ($)
Michael Schoeb	112.5%	956,812	1,483,059
Robert Calver	30%	75,067	116,354
Rebecca Huang	50%	162,500	251,875
Joseph Hainline	40%	114,950	178,173
Justin Blount	60%	315,000	488,250
Craig Dakauskas	40%	135,626	210,221
In addition to bonuses paid under the Metric Bonus Plan, certain of our NEOs received discretionary bonuses in respect of individual performance in 2024. These amounts are set forth in the Summary Compensation Table above.
Long-Term Incentive Awards
We view equity-based compensation as a critical component of our total compensation program. Equity-based compensation creates an ownership culture among our NEOs that provides an incentive to contribute to our continued growth and development and aligns the long-term interests of our NEOs with those of our stockholders.
Historically, we granted time- and performance-based stock options pursuant to the 2015 Stock Option Plan. Generally, time-based options vest and become exercisable in five equal installments on each of the first five anniversaries of the vesting commencement date specified in the applicable award agreement, subject to the recipient’s continued employment with either us or one of our subsidiaries through each vesting date. Performance-based stock options vest and become exercisable subject to our principal stockholder receiving aggregate proceeds in excess of a deemed investment threshold and an internal rate of return on its investment in us in connection with a liquidity event (which includes this offering) (the “performance-based options”). We anticipate that this offering will generate the requisite proceeds to trigger the vesting of outstanding performance-based stock options. We believe that these conditions serve as an effective retention tool while also motivating our executives to achieve strong corporate performance that provides material returns to our stockholders. In 2024, none of our NEOs were granted stock options, as we considered their existing holdings sufficient to incentivize superior performance and sought to maintain current levels of management ownership in light of this offering.
We supplement our option grants through our 2015 Stock Purchase Plan, which provides a further opportunity for our NEOs to augment their ownership stake in us. See “Equity Plans—2015 Stock Purchase Plan” below for a more comprehensive overview of our 2015 Stock Purchase Plan.

Employment Agreements
We entered into an employment agreement with our CEO, Michael Schoeb, in November 2015 (the “2015 Schoeb Agreement”), which is expected to be superseded by the 2025 Schoeb Agreement discussed below. The 2015 Schoeb Agreement was subject to an initial five-year term, with automatic renewals for additional two-year terms thereafter, unless either we or Mr. Schoeb provides written notice of an election not to renew at least 60 days prior to the applicable renewal date. The 2015 Schoeb Agreement sets forth Mr. Schoeb’s annual base salary, eligibility for an annual cash incentive opportunity equal to 100% of his annual base salary (which was subsequently increased by the Compensation Committee to 112.5% of his annual base salary) and certain employee benefits and perquisites, including the use of our corporate aircraft for personal use for up to 25 flight hours per year. During our 2024 fiscal year, Mr. Schoeb made no personal use of our corporate aircraft. Upon termination of Mr. Schoeb’s employment by either us without Cause or by him for Good Reason (each, as defined in the 2015 Schoeb Agreement), and subject to his execution and non-revocation of a general release of claims in our favor and compliance with the restrictive covenants described below, he will be entitled to receive: (i) an aggregate amount equal to two times the sum of his annual base salary in effect immediately prior to his termination and his annual bonus for the immediately preceding fiscal year, (ii) a pro-rated annual bonus for the year of termination and (iii) payment of the employer-portion of health insurance coverage for 24 months for him and his eligible dependents. The 2015 Schoeb Agreement provides for a Section 280G “best net cut-back” such that payments or benefits that Mr. Schoeb receives in connection with a change in control will be reduced to the extent necessary to avoid the imposition of any excise tax under Sections 280G and 4999 of the Code if such reduction would result in a greater after-tax payment amount for Mr. Schoeb. The 2015 Schoeb Agreement includes perpetual confidentiality and mutual non-disparagement covenants, and non-competition, employee and customer non-solicitation and no hire covenants, which, in each case, continue for two years following his termination of employment.
We also entered into an employment agreement with our former President and Chief Operating Officer, Justin Blount, in May 2023. The employment agreement set forth Mr. Blount’s annual base salary, eligibility for an annual cash incentive opportunity equal to 60% of his annual base salary, a stock option grant valued at $5,000,000 and additional cash and equity incentives and certain employee benefits. Upon a termination by us without cause, and subject to his execution and non-revocation of a general release of claims in our favor, Mr. Blount’s employment agreement provided for 52 weeks’ base salary, eligibility for a prorated bonus under the Metric Bonus Plan and a lump-sum payment to cover 52 weeks’ medical COBRA costs. The employment agreement was conditioned upon execution of our Non-Compete, Non-Solicitation, Confidentiality, and Invention Assignment Agreement, which includes a perpetual confidentiality covenant, a non-compete covenant continuing for one year following termination of employment and employee and customer non-solicit covenants continuing for two years following termination of employment.
In December 2024, we entered into a retention letter agreement with Mr. Calver in recognition of his contributions while discharging the duties of Chief Financial Officer during the period when we were conducting a search for a chief financial officer on a permanent basis and to ensure his retention through and following the completion of a public offering. The agreement increased Mr. Calver’s annual cash incentive opportunity for the Metric Bonus Plan for the 2024 fiscal year to 40% of his annual base salary and provided for a stock option award with a grant date value of $500,000 (which award was subsequently granted in our 2025 fiscal year), a potential cash incentive of $100,000, contingent upon our selection of another individual to serve as our Chief Financial Officer on a permanent basis and a retention cash bonus which is expected to become payable in connection with this offering (totaling $200,000, with half becoming payable upon completion of such offering and the remainder becoming payable within 30 days after the one year anniversary thereof, subject to continued employment). Upon a termination by us without cause, and subject to his execution and non-revocation of a general release of claims in our favor, Mr. Calver’s agreement provides for 52 weeks’ base salary, eligibility for a prorated bonus under the Metric Bonus Plan and, for the year of termination, professional tax preparation services.
Severance Guidelines
Our NEOs as of December 31, 2024 (other than Messrs. Schoeb, Blount and Calver) are eligible for the severance benefits generally available to all of our full-time, non-unionized employees based in the United States in connection with a termination without cause, with severance benefits determined based on seniority and years of service with us and payment conditioned on the execution and non-revocation of a release of claims in favor of us. The benefits consist of base salary continuation for up to 52 weeks, eligibility for a prorated bonus under the Metric Bonus Plan, a lump-sum payment to cover medical expenses for the number of weeks for which base salary continuation is provided and career transition services for a specified time. If employees are not afforded at least two weeks’ notice prior to termination, they are entitled to two weeks of pay in lieu thereof. Based on these guidelines, Mr. Hainline is eligible for 26 weeks’ base salary, a lump-sum payment to cover up to 26 weeks’ medical COBRA costs and 12 months of career transition services.
We entered into separation and general release agreements with Mr. Blount following his separation of employment, effective January 31, 2025, and Mr. Dakauskas following his retirement, effective March 31, 2025, which are included as exhibits to this registration statement.
Employee Benefits and Perquisites
All of our full-time U.S.-based employees, including our NEOs, are eligible to participate in our health and welfare plans. We also provide a limited number of other benefits to our executives, including annual physical examinations, reasonably incurred tax preparation service fees for Mr. Calver and cellular phone reimbursements for Mr. Schoeb. None of our NEOs is entitled to any tax gross-up payment. In considering the suitability of these benefits, we have evaluated whether each such benefit renders our NEOs more efficient and effective, and stimulates recruitment, motivation and retention. All future practices with respect to perquisites will be approved by the Compensation Committee, with an emphasis on avoiding excessive perquisites. In addition, Mr. Schoeb is entitled to use our private plane for personal use for up to 25 flight hours per year under the terms of his employment agreement but he did not use this benefit in 2024.
Retirement Benefits
We maintain the Alliance Laundry Systems Capital Appreciation Plan (our “ALCAP”), a tax-qualified defined contribution retirement savings plan for our U.S.-based employees, including our NEOs, who satisfy certain eligibility requirements. Our NEOs are eligible to participate in the 401(k) plan on the same terms as other full-time employees. We believe that providing a vehicle for tax-deferred retirement savings through these plans, and making matching contributions, adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our NEOs, in accordance with our compensation policies.
Under our ALCAP, eligible U.S. employees may contribute up to 50% of their pre-tax pay, up to the limits established by the Internal Revenue Service. For all non-union personnel, we match 100% of the first 6% of employee contributions. For all union personnel, we match 50% of the first 6% of employee contributions. Additionally, we provide a discretionary annual contribution equaling 1.5% of salaries and wages, subject to statutory limits, for eligible union personnel.
We do not offer a defined benefit pension, supplemental executive retirement plan or a non-qualified deferred compensation plan to our U.S.-based employees.
Grants of Plan Based Awards

Name	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)
	Threshold ($)	Target ($)	Maximum ($)
Michael Schoeb	506,250	1,012,500	2,025,000
Robert Calver	51,759	103,518	207,035
Rebecca Huang	83,688	167,375	334,750
Joseph Hainline	59,199	118,398	236,797
Justin Blount	162,225	324,450	648,900
Craig Dakauskas	67,263	134,526	269,052

______________
(1)The tabular disclosure demonstrates the potential payouts under the 2024 Metric Bonus Plan based on achievement of the applicable Adjusted EBITDA targets. The payouts delineated in the “Target ($)” column correspond to an Adjusted EBITDA figure of $360 million, while the payouts delineated in the “Threshold ($)” and “Maximum ($)” columns correspond to Adjusted EBITDA figures of $342 million and $396 million, respectively.
Outstanding Equity Awards at Fiscal Year-End
The following table presents information regarding outstanding equity awards held by our NEOs as of December 31, 2024, which consist solely of stock options granted pursuant to the 2015 Stock Option Plan.

	Option Awards
Name	Grant Date(1)	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (2)	Option Exercise Price ($)	Option Expiration Date
Michael Schoeb	4/16/2021(2)	968,156	—	242,080	$5.79	10/1/2030
	4/16/2021(3)	—	—	1,210,236	$5.79	10/1/2030
Rebecca Huang	—	—	—	—		—
Robert Calver	11/30/2019(2)	49,020	—	—	$5.10	10/31/2029
	4/16/2021(2)	55,238	—	13,918	$5.79	10/1/2030
	4/16/2021(3)	—	—	69,156	$5.79	10/1/2030
	1/1/2022(3)			62,235	$8.04	1/1/2032
	1/1/2022(2)	24,850	—	37,385	$8.04	1/1/2032
Craig Dakauskas	4/1/2019(2)	52,158	—	—	$4.80	4/1/2029
	1/1/2022(3)	—	—	267,614	$8.04	1/1/2032
	1/1/2022(2)	107,068	—	160,546	$8.04	1/1/2032
Joseph Hainline	9/28/2021(2)	17,608	—	11,774	$8.51	4/13/2031
	9/28/2021(3)	—	—	29,382	$8.51	4/13/2031
	1/1/2022(3)	—	—	93,353	$8.04	1/1/2032
	1/1/2022(2)	37,346	—	56,007	$8.04	1/1/2032
	11/27/2023(2)	3,976	—	16,833	$12.02	11/27/2033
	11/27/2023(3)	—	—	20,809	$12.02	11/27/2033
Justin Blount	6/12/2023(2)	48,848	—	195,415	$10.24	6/12/2033
	6/12/2023(3)	—	—	244,263	$10.24	6/12/2033
______________
(1)Tabular disclosure reflects the disaggregation of time-based and performance-based options.
(2)Time-based options vest and become exercisable in five equal installments on each of the first five anniversaries of the vesting commencement date specified in the applicable award agreement, subject to the recipient’s continued employment with either us or one of our subsidiaries through each applicable vesting date. All share numbers reflected in this table have been rounded to the nearest whole share.
(3)Performance-based options vest and become exercisable subject to our principal stockholder receiving aggregate proceeds in excess of a deemed investment threshold and an internal rate of return on its investment in us in connection with a liquidity event (which includes the offering). Payouts are not subject to a threshold or maximum level of performance. All share numbers reflected in this table have been rounded to the nearest whole share.

Option Exercises
The following table sets forth the exercise of stock options in 2024 by our NEOs. Given that our NEOs did not hold unvested stock or other similar instruments in us, references to stock awards have been omitted from the table.

Option Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)
Michael Schoeb	—	—
Rebecca Huang	78,158	131,614	(1)
Robert Calver	—	—
Craig Dakauskas	—	—
Joseph Hainline	—	—
Justin Blount	—	—
______________
(1)Options exercised on July 31, 2024 in connection with her termination of service. The dollar amount is determined by multiplying (i) the number of shares of our common stock to which the exercise of the stock option related by (ii) the difference between the fair market value of our common stock on the date of exercise and the exercise price of the stock options.
Potential Payments Upon Termination or Change in Control
The section below describes the payments that we would have made to our NEOs in connection with certain terminations of employment, including in connection with a corporate transaction like a change in control, or continued employment through a change in control, if such events had occurred on December 31, 2024, the last business day of our most recently completed fiscal year. The descriptions of the benefits below are based on the terms set forth in Messrs. Schoeb and Blount’s respective employment agreements, Mr. Calver’s retention letter and our severance guidelines. While this section outlines the respective entitlements of our NEOs in place as of December 31, 2024, we ultimately negotiated and executed individualized separation agreements with Mr. Dakauskas, who retired as our Senior Vice President, NA Commercial, effective March 31, 2025 and Mr. Blount, who stepped down as President and Chief Operating Officer, effective January 31, 2025. All severance benefits described below would have been subject to such executive entering into an effective release of claims. Given that Ms. Huang stepped down as our Chief Financial Officer, effective July 31, 2024, she has been omitted from the discussion below.
Severance Benefits Under Employment Agreements
Michael Schoeb
Under the 2015 Schoeb Agreement, upon termination of Mr. Schoeb’s employment by either us without Cause or by him for Good Reason (each, as defined in the 2015 Schoeb Agreement), and subject to his execution and non-revocation of a general release of claims in favor of us and compliance with the restrictive covenants described in the next sentence, he will be entitled to receive: (i) an aggregate amount equal to two times the sum of (A) his annual base salary in effect immediately prior to his termination and (B) his annual bonus for the immediately-preceding fiscal year, (ii) a pro-rated annual bonus for the year of termination and (iii) payment of the employer-portion of health insurance coverage for 24 months for him and his eligible dependents, payable in equal installments over a period of 24 months. Mr. Schoeb’s 2015 employment agreement provides for a Section 280G “best net cut-back” such that payments or benefits that Mr. Schoeb receives in connection with a change in control will be reduced to the extent necessary to avoid the imposition of any excise tax under Sections 280G and 4999 of the Code if such reduction would result in a greater after-tax payment amount for Mr. Schoeb. The 2015 Schoeb Agreement includes perpetual confidentiality and mutual non-disparagement covenants, and non-competition, employee and customer non-solicitation and no hire covenants, which, in each case, continue for two years following his termination of employment. Had Mr. Schoeb experienced a qualifying termination of employment with respect to fiscal year 2024, this amount would be equal to $3,049,979. If Mr. Schoeb’s employment is terminated by us for Cause, due to his death, permanent disability or permanent incapacity, or he resigns other than for Good Reason or he does not renew his employment period, he will forfeit his right to any payment or benefits other than his earned base salary through the date of termination.
Justin Blount
Upon a termination by us without cause, and subject to his execution and non-revocation of a general release of claims in our favor, Mr. Blount’s employment agreement provides for 52 weeks’ base salary, eligibility for a prorated bonus under the Metric Bonus Plan and a lump-sum payment to cover 52 weeks’ medical COBRA costs. The employment agreement was conditioned upon execution of our Non-Compete, Non-Solicitation, Confidentiality, and Invention Assignment Agreement, which includes, for a period commencing upon termination of employment, one-year non-compete, two-year employee and customer non-solicit and perpetual confidentiality covenants. Had Mr. Blount experienced a qualifying termination of employment with respect to fiscal year 2024, this amount would be equal to $935,327. Mr. Blount’s agreement does not provide for severance benefits if his employment is terminated under any other circumstances.
Robert Calver
Upon a termination by us without cause, and subject to his execution and non-revocation of a general release of claims in our favor, Mr. Calver’s retention letter agreement provided for 52 weeks’ base salary, eligibility for a prorated bonus under the Metric Bonus Plan and, for the year of termination, professional tax preparation services. Had Mr. Calver experienced a qualifying termination of employment with respect to fiscal year 2024, this amount would be equal to $387,673. Mr. Calver’s agreement does not provide for severance benefits if his employment is terminated under any other circumstances.
In the absence of a separate agreement providing for benefits upon a qualifying termination of employment, our NEOs are eligible for the severance benefits generally available to all of our full-time, non-unionized employees based in the United States in connection with a termination without cause, with severance benefits determined based on seniority and years of service with us and payment conditioned on the execution and non-revocation of a release of claims in favor of us. The benefits consist of base salary continuation for up to 52 weeks, eligibility for a prorated bonus under the Metric Bonus Plan, a lump-sum payment to cover medical expenses for the number of weeks for which base salary continuation is provided and career transition services for a specified time. If employees are not afforded at least two weeks’ notice prior to termination, they are entitled to two weeks of pay in lieu thereof. Based on these guidelines, Mr. Hainline is eligible for a maximum of 26 weeks’ base salary, a lump-sum payment to cover up to 26 weeks’ medical COBRA costs and 12 months of career transition services and Mr. Dakauskas is eligible for a maximum of 26 weeks’ base salary, a lump-sum payment to cover up to 26 weeks’ medical COBRA costs and 6 months of career transitions services. Pursuant to our severance guidelines, if our NEOs are not afforded at least two weeks’ notice prior to termination, they are entitled to two weeks of pay in lieu thereof.
The aggregate value of such amounts for each of our NEOs subject to our generally applicable severance guidelines is as follows:
•Joseph Hainline: $187,578
•Craig Dakauskas: $219,427
Treatment of Outstanding Options
Each of the stock option award agreements with our NEOs provides that unless our Compensation Committee determines that outstanding stock option awards will be honored, assumed or substituted by the successor corporation, in the event of a Change in Control (as defined in the 2015 Stock Option Plan), each option subject to service-based vesting conditions, whether or not then exercisable, along with each outstanding option that, prior to or in connection with such Change in Control, has become exercisable upon the attainment of specified performance objectives, will be cancelled in exchange for a lump-sum cash payment equaling the per share Change in Control consideration less the exercise price (with any option failing to have achieved applicable performance-based vesting conditions forfeited for no consideration). Alternatively, the Compensation Committee may permit for the assumption or rollover of options in connection with a Change in Control, provided that, among other things, following such assumption or rollover, the options are fully vested and exercisable (with the acceleration of the vesting of options or the settlement thereof not being limited by the application of Section 280G of the Code).
The value of the outstanding options that would vest and become exercisable upon a Change in Control (including, for purposes of performance-based options, this offering) for each of the NEOs, reflecting the fair market value of the shares underlying such stock options on December 31, 2024, which was $12.34 per share, is as follows:
•Michael Schoeb: $9,515,845
•Robert Calver: $972,907
•Joseph Hainline: $812,265
•Justin Blount: $923,881
•Craig Dakauskas: $1,842,027
Each of the stock option award agreements with our NEOs provides that we may require our NEOs to forfeit or allow us to recoup any then-outstanding options (whether vested or unvested) if such individual materially breaches any restrictive covenant set forth in the stock option award agreement, including perpetual confidentiality and two-year post-termination non-competition restrictive covenants.
Each of the stock option award agreements with our NEOs further provide that unless our Compensation Committee elects to provide for longer post-termination exercise periods, in the event the NEO’s employment terminates for any reason other than for Cause (as defined in the 2015 Stock Option Plan), any options held by such NEO which are exercisable at the date of termination of employment will remain exercisable for the shorter of (i) the period that is up to 60 days following the date of termination (or the 120th day after the date of death if the NEO dies post-termination but within the original exercise period) or (ii) the original option expiration date. If the NEO’s employment terminates by reason of death, disability or retirement, any option exercisable as of such date may be exercised at any time prior to one year following his or her termination or the original option expiration date, whichever period is shorter. Unless otherwise determined by the Compensation Committee, any options held by the NEO which are not then exercisable at the time of the termination of employment will terminate and be canceled immediately upon such termination of employment.
All outstanding options (whether or not exercisable) held by an NEO who is terminated for Cause will be terminated and cancelled immediately upon such termination.
Equity Plans
2015 Stock Option Plan
Our 2015 Stock Option Plan became effective on August 31, 2015 and provides for the grant of both incentive stock options and non-qualified stock options. Awards may be granted to any director, employee or other service provider selected by either the Compensation Committee or an authorized officer of Alliance Laundry Holdings, subject to the approval of the Compensation Committee.
As of September 29, 2025 we had 4,311,755 shares of our common stock available for issuance under our 2015 Stock Option Plan. As of September 29, 2025 stock options to purchase 10,065,768 shares of our common stock with a weighted-average exercise price of $7.43 per share were outstanding. Shares of our common stock underlying cancelled, terminated or forfeited awards shall be again made available for grant under the 2015 Stock Option Plan. Moreover, any shares of Common Stock that are withheld to settle tax obligations, without otherwise being issued, shall also be available for future grants under the 2015 Stock Option Plan.
Our 2015 Stock Option Plan is administered by our Compensation Committee, which has the authority to, among other things, determine grantees and the terms and conditions of any awards; prescribe, amend and rescind any rules and regulations relating to the 2015 Stock Option Plan; and to make any and all determinations deemed advisable for the interpretation and administration of the 2015 Stock Option Plan. Any determination made by the

Compensation Committee in the course of administering the 2015 Stock Option Plan will be final, binding and conclusive.
Upon the occurrence of any event affecting our common stock (including any stock dividend, stock split, recapitalization, reorganization, extraordinary dividend or other extraordinary distribution), proportionate adjustments will be made to (1) the number of shares reserved for issuance under the 2015 Stock Option Plan, (2) the number of shares subject to outstanding grants and (3) the exercise price, vesting conditions and other terms of any outstanding awards.
In the event of a “Change in Control” (as defined in the 2015 Stock Option Plan), each option subject to service-based vesting conditions, whether or not then exercisable, along with each outstanding option that, prior to or in connection with such Change in Control, has become exercisable upon the attainment of specified performance objectives, will be cancelled in exchange for a cash payment equaling the per share Change in Control consideration less the exercise price (with any option failing to have achieved applicable performance-based vesting conditions forfeited for no consideration). However, award agreements may provide for assumption or rollover of options, provided that, among other things, following such assumption or rollover, the options are fully vested and exercisable.
In the event of a “Public Offering” (as defined in the 2015 Stock Option Plan), our Compensation Committee may, subject to any exceptions set forth in the 2015 Stock Option Plan, amend any outstanding option to provide for (i) the substitution of any exercisability criteria based on the attainment of applicable performance goals (including relating to our principal stockholder’s return on its investment) with criteria based on stock price and (ii) the imposition of certain blackout periods, in each case, as it determines to be appropriate; provided, however that such amendments shall preserve the economic value, and vesting and exercisability of the options, as determined by our Compensation Committee in its sole good faith discretion.
Awards granted under our 2015 Stock Option Plan generally may not be transferred or assigned in any manner other than by will or the laws of descent and distribution, unless otherwise permitted by the Compensation Committee. Shares of our common stock issued in respect of an award also generally may not be transferred or assigned in any manner unless otherwise provided in our Shareholders Agreement. For more information on our Shareholders Agreement, see “Certain Relationships and Related Person Transactions.” The Compensation Committee may amend or terminate both the 2015 Stock Option Plan and any awards, provided that such amendment or termination preserves the before- and after-tax economic value of any previously granted award.
Our 2015 Stock Option Plan will terminate in connection with this offering and no further awards will be made thereunder, subject to existing awards remaining subject to the terms thereof.
2015 Stock Purchase Plan
We sponsor the 2015 Stock Purchase Plan (our “2015 Stock Purchase Plan”), which became effective on August 31, 2015. Our 2015 Stock Purchase Plan, which is administered by our Compensation Committee, incentivizes employees, directors and other service providers to participate in our growth by offering them an opportunity to bolster their ownership interest through the ability to purchase shares of our common stock at a purchase price equaling the fair market value of such shares on the purchase date.
The total number of shares of our common stock that may be reserved and made available for purchase pursuant to our 2015 Stock Purchase Plan is 13,072,366 shares.
The Compensation Committee possesses the requisite authority to prescribe and rescind rules and regulations relating to the 2015 Stock Purchase Plan, interpret our 2015 Stock Purchase Plan and make all other determinations necessary or advisable to effectuate the purposes of the plan. Any determination made by the Compensation Committee in the course of administering the 2015 Stock Purchase Plan will be final, binding and conclusive. The Compensation Committee shall designate, in its discretion, those employees, directors and other service providers eligible to participate in the 2015 Stock Purchase Plan.

Our 2015 Stock Purchase Plan will terminate in connection with this offering and no further purchase of shares of our common stock may be made thereunder.
Policies
Stock Ownership Guidelines
In connection with this offering, we have adopted stock ownership guidelines for our non-employee directors and certain of our officers (including our NEOs) in the following multiples of annual base salary or board cash retainer, as applicable:

Level	Ownership Requirement
Non-Executive Chair of the Board	6x
Other Non-Employee Directors	5x
Chief Executive Officer	6x
Chief Financial Officer, Managing Partner and/or Executive Vice President	3x
Senior Vice President and/or Division President	2x
Required ownership levels are expected to be achieved within five years of becoming subject to the guidelines. Any non-employee director or officer subject to the guidelines who has not met the threshold will be required to retain 100% of the qualifying shares awarded to him or her under the Company’s stock incentive plans until such threshold is satisfied.
Clawback Policy
In connection with and effective as of the date of this offering, we adopted our Incentive Compensation Recovery Policy (our “Clawback Policy”) pursuant to which we must seek to recover compensation from an executive officer awarded after the date of the policy in connection with an accounting restatement required due to our material noncompliance with any financial reporting requirements under the federal securities laws.
Tax and Accounting Implications
Tax Consequences of Executive Compensation
Section 162(m) of the Internal Revenue Code of 1986, as amended, generally prohibits public companies from claiming a tax deduction for more than $1 million of annual compensation paid to a company’s named executive officers who are covered employees under Section 162(m), even if such compensation is performance-based or paid following termination of employment. Although the Compensation Committee will be cognizant of Section 162(m)’s limitations in remunerating our executives, we believe the tax deduction is only one of several relevant factors in setting compensation.
Following the completion of this offering, the Compensation Committee will consider the implications of Section 162(m) of the Code when designing and implementing our compensation programs, but will maintain flexibility to design programs that it believes are in the best interests of us and our stockholders and consistent with the objectives of our executive compensation programs, including the flexibility to authorize payments that might not be deductible.
Accounting for Stock-Based Compensation
Currently and following the completion of this offering, we will account for stock-based payments in accordance with the requirements of FASB ASC Topic 718.
Stockholder Say-on-Pay and Say-on Frequency Vote
Our stockholders will have their first opportunity to cast an advisory vote to approve our NEOs’ compensation at our first annual meeting of stockholders and to determine the frequency of these advisory votes. In the future, we intend to consider the outcome of the say-on-pay and say-on-frequency votes when making compensation decisions regarding our NEOs.
Post-Offering Compensation
2025 Schoeb Agreement
We expect to enter into a new employment agreement with Mr. Schoeb, to become effective on or around the effective date of this offering and which will supersede the 2015 Schoeb Agreement in its entirety (the “2025 Schoeb Agreement”), pursuant to which Mr. Schoeb will continue to serve as CEO of the Company. The 2025 Schoeb Agreement will be subject to an initial three-year term, with automatic renewals for additional one-year terms thereafter, unless either we or Mr. Schoeb provides written non-renewal notice at least 90 days prior to the applicable renewal date. The 2025 Schoeb Agreement sets forth Mr. Schoeb’s annual base salary of $945,000, to be increased by the Company in its sole discretion from time to time, eligibility for an annual cash incentive opportunity equal to no less than 112.5% of his annual base salary and a maximum payout equaling two times such target annual cash incentive opportunity, and certain employee benefits and perquisites, including the use of our corporate aircraft for personal use for up to 25 flight hours per year consistent with the terms of the 2015 Schoeb Agreement, subject to such usage adhering to the Company’s applicable aircraft usage policy or procedures that it may maintain from time to time. Upon termination of Mr. Schoeb’s employment by either us without Cause (including non-renewal of his employment term) or by him for “Good Reason” (each, as defined in the 2025 Schoeb Agreement) other than on or within two years following a Change of Control, he will be entitled to: (i) an aggregate amount equal to two times the sum of (A) his annual base salary in effect immediately prior to his termination and (B) his then-current annual target bonus payable in equal installments in accordance with the Company’s normal payroll practices over a period of 24 months after termination, (ii) a lump-sum payment equal to 24 months’ of applicable COBRA premiums and (iii) with respect to a pro-rated portion of unvested outstanding equity awards, accelerated vesting of time-based awards and vesting and settlement of applicable performance-based awards based on actual performance at the end of the applicable performance period. In connection with a termination due to Mr. Schoeb’s death or permanent disability, Mr. Schoeb is entitled to, with respect to his unvested outstanding equity awards, accelerated vesting of his time-based awards and vesting and settlement of his applicable performance-based awards based on actual performance at the end of the applicable performance period. If Mr. Schoeb incurs a qualifying termination on or within two years following a Change of Control, he will be entitled to (i) an aggregate amount equal to three times the sum of (A) his annual base salary in effect immediately prior to his termination and (B) his then-current annual target bonus payable in lump sum, (ii) a lump-sum payment equal to 36 months’ of applicable COBRA premiums and (iii) immediate vesting and exercisability, if applicable, of his outstanding equity awards, with any performance-based vesting conditions deemed satisfied as of immediately prior to such Change of Control at the greater of prorated target or actual level of performance. Payment of severance in each case, is subject to his execution and non-revocation of a general release of claims in favor of us and compliance with the restrictive covenants described in this paragraph. The 2025 Schoeb Agreement provides for a Section 280G “best net cut-back” such that payments or benefits that Mr. Schoeb receives in connection with a change of control will be reduced to the extent necessary to avoid the imposition of any excise tax under Sections 280G and 4999 of the Code if such reduction would result in a greater after-tax payment amount for Mr. Schoeb. The 2025 Schoeb Agreement includes perpetual confidentiality and mutual non-disparagement covenants, and non-competition, employee and customer non-solicitation and no hire covenants, which, in each case, continue for two years following his termination of employment.
2025 Omnibus Incentive Compensation Plan
In connection with this offering, our Board of Directors adopted, and our shareholders approved, our 2025 Omnibus Incentive Compensation Plan (the “2025 Plan”), pursuant to which cash- and equity-based incentive awards may be granted to our current or prospective directors, officers, employees and consultants. The 2025 Plan is intended to replace our 2015 Plan and, as of the 2025 Plan’s effective date, no further grants will be made under the 2015 Plan. The following is a summary of certain terms and conditions of the 2025 Plan.

The 2025 Plan provides for the grant of stock options (both incentive and nonqualified), stock appreciation rights, restricted share awards, restricted stock units, cash incentive awards and other equity-based or equity-related awards.
Our Compensation Committee will administer and interpret the 2025 Plan and will have the authority to determine the terms and conditions of any agreements evidencing awards granted under the 2025 Plan and to establish, amend, suspend or waive such rules or regulations relating to the 2025 Plan as it deems appropriate. Subject to applicable law, our Compensation Committee may delegate to one or more of our officers the authority to make grants of awards under the 2025 Plan. With respect to awards granted to our non-employee directors, our Board of Directors may, at its discretion, grant or administer such awards, or may delegate such authority to one of its committees.
Any current or prospective directors, officers, employees or consultants of either us or one of our affiliates will be eligible for awards under the 2025 Plan.
The number of shares of our common stock that may be issued pursuant to awards under the 2025 Plan (the “Share Limit”) will be 5% of the number of shares of our common stock that will be outstanding immediately after the closing of this offering. The Share Limit will automatically increase on each January 1 beginning on January 1, 2026 and ending (and including) January 1, 2035 in an amount equal to 2.5% of the number of outstanding shares of our common stock as of the last day of the immediately preceding calendar year. Notwithstanding the foregoing, prior to January 1 of a given year, our Compensation Committee may provide that there will be no increase to the Share Limit for such year or that the increase to the Share Limit for such year will be a lesser number of shares of our common stock than otherwise provided for pursuant to the automatic increase described above. The maximum amount that may be paid or granted by the Company to any non-employee director under the 2025 Plan for any fiscal year is $1,000,000 in the case of any non-employee director who also serves as the chairperson of the Board of Directors and $750,000 for any other non-employee director.
Any shares of our common stock underlying forfeited or canceled awards, any award settled other than wholly in shares, or any shares used to pay any applicable tax withholding obligation with respect to any award or as consideration for the exercise price of an award will again be available for issuance under the 2025 Plan.
Upon a change to our capitalization resulting from an extraordinary dividend or other extraordinary distribution (whether in the form of cash, shares or other securities or property), recapitalization, rights offering, stock split, reverse stock split, split-up or spin-off, our Compensation Committee will equitably adjust the following, as applicable: (1) the number and kind of securities reserved for issuance under the 2025 Plan, (2) the number and kind of securities covered by awards then outstanding under the 2025 Plan and (3) the exercise price, if applicable, with respect to, and the vesting terms (including performance goals) applicable to, any award. In addition, upon any reorganization, merger, consolidation, combination, repurchase or exchange of our securities, issuance of warrants or other rights to purchase our securities or other similar corporate transaction or event (including any “Change of Control” (as defined in the 2025 Plan)) or any change in applicable laws or accounting standards, our Compensation Committee may in its discretion: (1) make any of the adjustments described above, (2) make provision for a cash payment to the holder of an outstanding award in consideration for the cancellation of such award, (3) cancel or terminate, without any consideration, any stock options or stock appreciation rights having an exercise price equal to, or in excess of, the fair market value of a share of our common stock or (4) provide for the substitution, assumption or acceleration of awards or an exercise period prior to the occurrence of such corporate transaction or event.
Unless otherwise provided for in the applicable award agreement, in the event of a Change of Control in which no provision is made for the assumption or substitution (as described in the 2025 Plan) of outstanding awards, any outstanding awards that are unexercisable or unvested will automatically be deemed exercisable or vested, as of immediately prior to such Change of Control, with any performance-based vesting conditions deemed satisfied as of immediately prior to such Change of Control at the greater of prorated target or actual level of performance. Additionally, unless otherwise provided in an award agreement, if within 24 months following a Change in Control, a participant’s service relationship is terminated by us (or our successor) without Cause or such participant resigns for “Good Reason” (each as defined in the 2025 Plan), any outstanding awards, which were assumed or substituted as described above, that are unexercisable or unvested will automatically be deemed exercisable or vested, as of the date of such termination, with any performance-based vesting conditions deemed satisfied as of the date of such termination at the greater of prorated target or actual level of performance.
Awards granted under the 2025 Plan may not be transferred or assigned in any manner other than by will or by the laws of descent and distribution.
Awards may be subject to reduction, forfeiture or clawback to the extent required by applicable law or the rules and regulations of the New York Stock Exchange or other applicable securities exchange, or if so required pursuant to our clawback policy.
The 2025 Plan has a term of ten years. Our Board of Directors may amend, modify or terminate the 2025 Plan at any time, subject to applicable law or stockholder approval of any amendment to increase the Share Limit (other than certain adjustments upon changes in capitalization or pursuant to the increase occurring each January 1), change the class of individuals eligible to participate in the 2025 Plan or extend the expiration date of the 2025 Plan. No amendment, modification or termination may materially and adversely affect the rights of any participant under any award without the consent of the participant, unless otherwise provided in the applicable award agreement. Our Compensation Committee may amend, modify or terminate any award previously granted. However, except as set forth in the 2025 Plan, unless otherwise provided in the applicable award agreement, any such amendment, modification or termination that would materially and adversely impair the rights of any participant will require such participant’s consent.
IPO Grants
Prior to the completion of this offering, we anticipate that our Compensation Committee will approve the grant of a one-time equity award to Mr. Schoeb pursuant to the 2025 Plan (the “CEO IPO Grant”). The CEO IPO Grant is expected to be in the form of time-vested restricted stock units (“RSUs”), which are expected to vest in equal amounts on the second, third and fourth anniversaries of the grant, subject to Mr. Schoeb’s continued service, and are eligible for accelerated vesting in connection with a qualifying retirement event, with the number of shares underlying such RSUs consisting of a grant date value of $6 million divided by the initial public offering price. Additionally, the Company is in the process of evaluating potential grants of time-vested RSUs to other employees (excluding our executive officers) pursuant to the 2025 Plan in connection with this offering, with an aggregate grant date value not to exceed $2.5 million and the number of shares underlying such RSUs to be based on the initial public offering price (the “Employee IPO Grants”). As noted above, each of our non-employee directors will receive a grant in the form of RSUs that cliff-vest upon the first anniversary of grant, with an individual grant date value of $160,000 and an aggregate grant date value of $960,000 (such grants, collectively with the CEO IPO Grant and the Employee IPO Grants, the “IPO Grants”).
Senior Executive Severance and Change of Control Plan
In connection with this offering, our Board of Directors adopted the Senior Executive Severance and Change of Control Plan (the “Executive Severance Plan”), pursuant to which severance benefits may be granted to eligible employees of the Company. Our Compensation Committee will administer our Executive Severance Plan. Eligible participants consist of our CEO (who is deemed a “Tier 1” participant) and his direct reports (each of whom are deemed a “Tier 2” participant) or other individuals, in each case affirmatively designated in the sole discretion of our Compensation Committee, provided that payment of severance under the Executive Severance Plan may not result in duplication of compensation or benefits provided under any other plan, policy, agreement or arrangement (e.g., Mr. Schoeb will not be eligible to receive benefits under both the 2025 Schoeb Employment Agreement and the Executive Severance Plan).
Upon a participant’s termination by either us without Cause or such participant for Good Reason (each as defined in the Executive Severance Plan) other than on or within two years following a Change of Control (as defined in the Executive Severance Plan), such participant will receive cash severance payments equal to 12 months (24 months in the case of a Tier 1 participant) of annual base salary and 100% (200% in the case of a Tier 1 participant) of target annual bonus for the calendar year in which such qualifying termination occurs, in each case, payable in equal installments in accordance with the Company’s normal payroll practices over the severance continuation period, and a lump sum payment equal to the 12 months’ of applicable COBRA premiums (24 months in the case of a Tier 1 participant).
Participants are eligible for enhanced severance upon termination by either us without Cause or such participant for Good Reason on or within two years following a Change of Control, consisting of cash payments equal to 24 months (36 months in the case of a Tier 1 participant) of annual base salary, 200% (300% in the case of a Tier 1 participant) of target annual bonus for the calendar year in which such qualifying termination occurs and a payment equal to 24 months’ of applicable COBRA premiums (36 months in the case of a Tier 1 participant), in each case, payable in lump sum, and immediate vesting of such participant’s outstanding equity awards, with any performance-based vesting conditions deemed satisfied as of immediately prior to such Change of Control at the greater of prorated target or actual level of performance.
Receipt of severance payments and benefits under the Executive Severance Plan is subject to the participant’s execution and non-revocation of a general release of claims in favor of us and material compliance with the restrictive covenants described in this paragraph. The Executive Severance Plan provides for a Section 280G “best net cut-back” such that payments or benefits that a participant receives in connection with a Change of Control will be reduced to the extent necessary to avoid the imposition of any excise tax under Sections 280G and 4999 of the Code if such reduction would result in a greater after-tax payment amount for such participant. The Executive Severance Plan includes perpetual confidentiality and mutual non-disparagement covenants, and non-competition, employee and customer non-solicitation and no hire covenants, which, in each case, continue for two years following the participant’s termination of employment.
Our Compensation Committee may amend or terminate the Executive Severance Plan at any time, subject to such amendment or termination not materially impairing or abridging obligations the Company has already incurred, materially and adversely affecting a participant’s rights under the plan or go into effect on or during two-year period following a Change of Control, unless, in each case, otherwise necessary to comply with applicable law.
Employee Stock Purchase Plan
In connection with this offering, our Board of Directors adopted, and our shareholders approved, the Employee Stock Purchase Plan (the “ESPP”). The ESPP is intended to qualify as an employee stock purchase plan under Section 423 of the Code (the “423 Component”) and also authorizes the grant of purchase rights under a component that is not intended to meet the requirements of Section 423 of the Code.
Generally, employees, including executive officers, employed by us or by any of our affiliates may participate in the ESPP. However, the administrator, in its discretion, may exclude certain employees from participating to the extent permitted under Section 423 of the Code.
The number of shares of our common stock reserved for issuance under the ESPP will be 1.5% of our common stock that will be outstanding immediately after the closing of this offering, and will be increased on each January 1 that occurs following, and prior to the tenth anniversary of, the effective date of the registration statement of which this prospectus forms a part, in an amount equal to the lesser of (i) 0.5% of the number of outstanding shares of our common stock as of the last day of the immediately preceding calendar year and (ii) such number of shares of our common stock determined by the administrator.
Our Board of Directors or a committee appointed by our Board of Directors will administer the ESPP. The administrator will have full and exclusive discretionary authority to, among other things, construe, interpret and apply the terms of the ESPP, delegate administrative duties to any of our employees, designate separate offerings under the ESPP, designate eligible affiliates as participating in the ESPP, determine eligibility, adjudicate all disputed claims filed under the ESPP and to establish such procedures that it deems necessary for the administration of the ESPP, including adopting such rules, procedures, sub-plans and appendices to the subscription agreement as are necessary or appropriate to permit participation in the ESPP by employees who are foreign nationals or employed outside the United States.
The ESPP will be implemented through a series of discrete offerings with durations designated by the administrator (not to exceed 27 months), which may be concurrent or overlapping and consist of one or more purchase periods. The ESPP provides participants the opportunity to purchase shares (an “option”) of our common stock upon completion of an offering through contributions (in the form of payroll deductions or otherwise to the extent permitted by the administrator) of a whole percentage of their eligible compensation at a price per share determined under the terms of the applicable offering, which may be at a discount from the trading price of our common stock on the start date of the offering period or the date of purchase. The maximum discount permissible under the ESPP for offerings under the Section 423 Component is the lesser of 85% of the fair market value of a share of our common stock on the start date of an offering and the date of purchase, whichever is lower.
A participant in the Section 423 Component may purchase no more than $25,000 worth of shares of our common stock under the ESPP for each calendar year in which a purchase right is outstanding and will have the same rights and privileges as other participants to the extent required under Section 423 of the Code. During each purchase period, a participant may not purchase more shares of our common stock than the limit determined by the administrator prior to the commencement of the applicable offering.
Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase shares of our common stock. Participation ends automatically upon termination of employment with us.
Options granted under the ESPP may not be transferred, unless permitted by the administrator, in which case, rights cannot be transferred by any manner other than by will, by the laws of descent and distribution or by beneficiary designation, or as otherwise provided under the ESPP.
In the event of an extraordinary dividend or other extraordinary distribution (whether in the form of cash, common stock or other securities or property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of our common stock or our other securities or other change in our corporate structure affecting our common stock, the administrator will equitably adjust the maximum number and/or class of common stock reserved under the ESPP, the purchase price and the number of common stock covered by each option under the ESPP that has not yet been exercised, and the other numerical share limits specified by the ESPP.
The ESPP provides that in the event of our proposed dissolution or liquidation, “change of control” (as defined in the ESPP) or other similar transaction, the current purchase period will be shortened by setting a new purchase date.
The ESPP has a term of 20 years, unless it is terminated earlier by our Board of Directors. The administrator has the authority to amend, suspend or terminate the ESPP at any time, subject to stockholder approval as required under Section 423 of the Code.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS
Other than compensation arrangements for our executive officers and directors which are described elsewhere in this prospectus, below we describe transactions since January 1, 2022 to which we were or will be a participant and in which:
•the amounts involved exceeded or will exceed $120,000; and
•any of our directors, executive officers or holders of more than 5% of our outstanding voting securities, or any member of the immediate family of, or person sharing the household with, the foregoing persons (each, a “related person”), had or will have a direct or indirect material interest.
Other than as described below under this section titled “Certain Relationships and Related Person Transactions,” since January 1, 2022, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related person where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or would have a direct or indirect material interest.
Agreements to be Entered into in Connection with this Offering
Stockholders Agreement
Concurrent with the closing of the BDTCP Transaction, Alliance Laundry Holdings entered into a stockholders agreement (the “BDTCP Stockholders Agreement”) with our principal stockholder and certain other parties who own shares of Alliance Laundry Holdings common stock. The BDTCP Stockholders Agreement contains agreements among the parties with respect to the election of directors, tag-along rights, drag-along rights, calls and preemptive rights, transfer restrictions and permitted transferees.
In connection with this offering, the BDTCP Stockholders Agreement will be terminated and we will enter into a new stockholders agreement with our principal stockholder (the “Stockholders Agreement”) the form of which will be filed as an exhibit to the registration statement of which this prospectus forms a part. The Stockholders Agreement will govern the relationship between us and our principal stockholder following this offering, including matters related to our corporate governance, rights to designate directors and additional matters.
The Stockholders Agreement will provide that, so long as our principal stockholder beneficially owns at least 40% of the aggregate number of outstanding shares of our common stock, our principal stockholder will be able to designate a majority of the nominees for election to our Board of Directors. So long as our principal stockholder beneficially owns at least 10% but less than 40% of the aggregate number of outstanding shares of our common stock, our principal stockholder will have the right to nominate a percentage of the authorized number of directors equal to our principal stockholder’s ownership of our outstanding common stock (rounded up to the nearest whole director).
Furthermore, under the Stockholders Agreement, at least one of our principal stockholder’s nominees shall be entitled to serve on each committee of our Board of Directors so long as our principal stockholder has the right to nominate at least one director to our Board of Directors and any such nominee at all times remains eligible to serve on the applicable committee under applicable law and the listing standards of the NYSE, including any applicable general and heightened independence requirements.
In addition, so long as our principal stockholder beneficially owns at least 25% of the aggregate number of outstanding shares of our common stock, our principal stockholder will have the right to appoint and remove the chairman of our Board of Directors and the lead independent director, if any.
Registration Rights Agreement
Concurrent with the closing of the BDTCP Transaction, Alliance Laundry Holdings entered into an amended and restated registration rights agreement with our principal stockholder and the other parties to the BDTCP Stockholders Agreement (the “Existing Registration Rights Agreement”). The Existing Registration Rights

Agreement contains, among other things, certain demand and piggyback registration rights for parties to the agreement.
In connection with this offering, the Existing Registration Rights Agreement will be terminated and we will enter into a new registration rights agreement with our principal stockholder (the “New Registration Rights Agreement”), the form of which will be filed as an exhibit to the registration statement of which this prospectus forms a part. The New Registration Rights Agreement will provide our principal stockholder with demand registration rights, piggyback registration rights and shelf registration rights whereby our principal stockholder can require us to register under the Securities Act shares of our common stock.
Indemnification Agreements
In connection with this offering, we intend to enter into indemnification agreements with each of our directors and officers. These agreements will require us to indemnify these individuals and, in certain cases, affiliates of such individuals, to the fullest extent permissible under Delaware law against liabilities that may arise by reason of their service to us or at our direction, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. See “Description of Capital Stock—Limitation of Liability and Indemnification of Directors and Officers.”
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors and officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.
Transactions with BDT & MSD
As consideration for the services provided by BDT & MSD as a financial advisor in connection with the execution of the Credit Agreement, we incurred arrangement fees of approximately $5.2 million for the year ended December 31, 2024.
Other Related Person Transactions
In August 2024, the Company declared and issued a dividend to its ordinary common stockholders, which included a $841.7 million dividend to its direct stockholder, BDTBH, through which our principal stockholder and the Minority Investment Institutional Co-Investors hold their respective shares, and $58.3 million in dividends to management common stockholders. The Company’s Board of Directors also has members that are employees of our principal stockholder, to whom the Company paid an aggregate total of $0.3 million in each of the years ended December 31, 2024, 2023 and 2022. Additionally, entities affiliated with our principal stockholder hold a controlling interest in a vendor from whom the Company purchases certain raw materials. The Company made purchases of $6.2 million and $5.5 million from this vendor during the years ended December 31, 2024 and 2023, respectively, included in inventory and cost of sales in the Company’s financial statements. As of December 31, 2024 and 2023, the Company had amounts due to this vendor of $1.3 million and $1.5 million, respectively.
In May 2025, we entered into a settlement agreement with our former Chief Financial Officer, Rebecca Huang, regarding certain purported claims. The Company paid $807,250 pursuant to the settlement agreement.
Policy on Related Person Transactions
In connection with this offering, we adopted a policy with respect to the review and approval of related person transactions. Under the policy, our Audit Committee is responsible for reviewing and approving related person transactions. This policy covers any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant and a related person had or will have a direct or indirect material interest, as determined by the Audit Committee. In the course of its review and approval of related person transactions, our Audit Committee will consider all relevant facts and circumstances to decide whether to approve such transactions, including, among other things, the terms and nature of the transaction and its materiality to the Company and the extent of the related person’s interest in the transaction. Under the policy, our Audit Committee may approve only those related person transactions that are in, or not inconsistent with, our best interests. In the event that we become aware of a related person transaction that has not been previously reviewed, approved or ratified under the policy and that is ongoing or is completed, the transaction will be submitted to the Audit Committee so that it may determine whether to ratify, rescind or terminate the related person transaction.
All related person transactions described in this “Certain Relationships and Related Person Transactions” section occurred prior to the adoption of the Related Person Transactions Policy and, as such, these transactions were not subject to the approval and review procedures set forth in the Related Person Transactions Policy.

PRINCIPAL AND SELLING STOCKHOLDER
The following table sets forth certain information with respect to the beneficial ownership of our common stock as of September 29, 2025 and as adjusted to reflect the completion of this offering, for:
•each person, or group of affiliated persons, known by us to beneficially own more than 5% of the outstanding shares of our common stock (including the principal stockholder);
•each of our directors;
•each of our named executive officers; and
•all of our executive officers and directors as a group.
The following table gives effect to the forward stock split and assumes:
•172,802,531 shares of common stock outstanding immediately prior to the completion of this offering; and
•197,192,774 shares of common stock outstanding immediately after the completion of this offering.
Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. A security holder is also deemed to be, as of any date, the beneficial owner of all securities that such security holder has the right to acquire within 60 days after such date through (1) the exercise of any option (including performance-based options, which we anticipate will vest in connection with this offering) or warrant, (2) the conversion of a security, (3) the power to revoke a trust, discretionary account or similar arrangement or (4) the automatic termination of a trust, discretionary account or similar arrangement. Except as otherwise indicated in the footnotes to the following table, to our knowledge all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. Except as otherwise indicated, the mailing address for each stockholder listed below is c/o Alliance Laundry Systems LLC, PO Box 990, 221 Shepard Street, Ripon, Wisconsin 54971.
Our principal stockholder, BDTCP, and its affiliated investment funds are affiliates of a registered broker-dealer, BDT & MSD, an underwriter in this offering, and BDTCP has informed us that:
•it purchased our securities in the ordinary course of business, and
•at the time our securities to be resold were purchased, it had no agreements or understandings, directly or indirectly, with us or any of our affiliates or any person acting on our behalf or on behalf of any of our affiliates, to distribute such securities.

Name and address of beneficial owners	Shares beneficially owned prior to this offering		Common stock to be sold in this offering	Shares beneficially owned after this offering (without exercise of underwriters’ option)		Shares beneficially owned after this offering (with exercise of underwriters’ option)
	Number	Percent	Number	Number	Percent	Number	Percent
5% beneficial owners:
BDT Capital Partners, LLC(1)	159,556,573	92.3%	9,756,097	149,800,476	76.0%	144,678,525	73.4%
Directors and named executive officers:
Michael D. Schoeb(2)	11,105,331	6.4%		11,105,331	5.6%	11,105,331	5.6%
Robert Calver(3)**	327,302	*		327,302	*	327,302	*
Rebecca Huang**	—	—		—	—	—	—
Joseph Hainline(4)	251,281	*		251,281	*	251,281	*
Justin Blount**	11,928	*		11,928	*	11,928	*
Craig Dakauskas(5)**	516,620	*		516,620	*	516,620	*
Clyde B. Anderson	166,902	*		166,902	*	166,902	*
Timothy J. FitzGerald	487,229	*		487,229	*	487,229	*
Phyllis A. Knight	—	—		—	—	—	—
Narasimha Nayak	—	—		—	—	—	—
Robert L. Verigan	—	—		—	—	—	—
Amanda L. Hodges	—	—		—	—	—	—
All current executive officers and directors as a group (13 persons)(6)	15,060,619	8.5%		15,060,619	7.5%	15,060,619	7.5%
__________________
*Represents beneficial ownership of less than one percent of our outstanding shares of common stock.
**Ms. Huang and Messrs. Blount, Calver and Dakauskas are NEOs for the purposes of this filing but are no longer executive officers of the Company. Accordingly, Ms. Huang and Messrs. Blount, Calver and Dakauskas, and the shares beneficially owned by each, respectively, are not reflected in the directors and executive officers of the Company as a group.
(1)Represents shares wholly owned by BDTCP through the investment fund BDTBH. The managing member of BDTBH is BDTCP GP II-A, LP, of which its general partner is BDTCP GP II, Co. The sole member of BDTCP GP II, Co. is BDTCP, of which the managing member is BDTP GP, LLC. Byron D. Trott is the sole member of BDTP GP, LLC. Each of BDTCP GP II-A, LP, BDTCP GP II, Co., BDTCP, BDTP GP, LLC and Mr. Trott may be deemed to have indirect voting and investment control over the shares held by BDTBH. Voting and investment determinations with respect to the shares held by BDTBH are made by an investment committee of BDT & MSD, comprised of Byron D. Trott, Dan Jester, Gregg Lemkau, San Orr, Robert Platek, Amy Ennesser, Genevieve Hovde, Douglas Londal, Robert Verigan, Greg Olafson and a rotating non-voting observer. Accordingly, each of the foregoing entities and individuals may be deemed to share beneficial ownership of the securities held of record by BDTBH. Each of them disclaims beneficial ownership of such securities except to the extent of their pecuniary interest therein. The address for BDTBH, BDTCP GP II-A, LP, BDTCP GP II, Co., BDTCP, BDTP GP, LLC and Mr. Trott is BDT & MSD, 401 North Michigan Avenue, Suite 3100, Chicago, IL 60611.
(2)Represents shares owned by (i) Michael D. Schoeb, (ii) his spouse Michelle Schoeb, (iii) the Schoeb Family 2020 Irrevocable Trust, (iv) the Schoeb Family 2024 Irrevocable Trust FBO Claudia N. Schoeb, Cameron N. Schoeb, Chloe E Schoeb, (v) Michael D. Schoeb Roth IRA the Privatebank and Trust Co. and (vi) 3C Ventures Holdings, LLC, of which Mr. Schoeb is manager. Includes 242,080 shares underlying time-based stock options that are currently exercisable as of, or within 60 days of, September 29, 2025, and 1,210,236 shares underlying performance-based options, which we anticipate will vest in connection with this offering.
(3)Includes 155,380 shares underlying time-based stock options that are currently exercisable as of, or within 60 days of, September 29, 2025, and 171,922 shares underlying performance-based options, which we anticipate will vest in connection with this offering.
(4)Includes 87,472 shares underlying time-based stock options that are currently exercisable as of, or within 60 days of, September 29, 2025, and 163,809 shares underlying performance-based options, which we anticipate will vest in connection with this offering.
(5)Includes 212,618 shares underlying time-based stock options that are currently exercisable as of, or within 60 days of, September 29, 2025, and 267,614 shares underlying performance-based options, which we anticipate will vest in connection with this offering.
(6)Includes 1,397,694 shares underlying time-based stock options that are currently exercisable as of, or within 60 days of, September 29, 2025, and 2,690,014 shares underlying performance-based options, which we anticipate will vest in connection with this offering.

DESCRIPTION OF CERTAIN INDEBTEDNESS
The following is a summary of the material terms of certain indebtedness of us and our subsidiaries. The summary does not purport to be complete and is qualified in its entirety by reference to the full text of the agreements governing the terms of such indebtedness, which have been filed as exhibits to the registration statement of which this prospectus is a part.
Credit Agreement
Overview
On August 19, 2024, our subsidiary, Alliance Laundry Systems LLC (“Alliance Laundry Systems” or the “U.S. Borrower”), entered into a Credit Agreement (as amended on February 20, 2025, as further amended on February 20, 2025 (collectively, the “February Repricing Amendments”), as amended on August 21, 2025 and as further amended on August 21, 2025 (collectively, the “August Repricing Amendments” and, together with the February Repricing Amendments, the “Repricing Amendments”), the “Credit Agreement”) with Alliance Laundry Holdings LLC (“Holdings LLC”), Alliance Laundry (Thailand) Company Limited (the “Thai Borrower” and, together with the U.S. Borrower, the “Borrowers”), Citibank, N.A., as administrative agent, and the lenders and issuing banks from time to time party thereto. The Credit Agreement provides for senior secured credit facilities consisting of (1) a term loan facility in an aggregate principal amount of $2,075.0 million (the “Term Facility,” and the loans thereunder, the “Term Loans”), (2) a revolving credit facility with aggregate commitments of $225.0 million (the “Primary Revolving Facility,” and the loans thereunder, “Primary Revolving Facility Loans”), including a $102.2 million letter of credit sub-facility, and (3) a revolving credit facility with aggregate commitments of $25.0 million, all of which is available for letters of credit (the “Thai Baht Revolving Facility” and, together with the Primary Revolving Facility, the “Revolving Facilities” and, together with the Term Facility, the “Credit Facilities”; the loans under the Thai Baht Revolving Facility are referred to as the “Thai Baht Revolving Facility Loans”). The Term Loans are denominated in U.S. dollars, loans and letters of credit under the Primary Revolving Facility are available in U.S. dollars or Euros, and loans and letters of credit under the Thai Baht Revolving Facility are available in U.S. dollars or Thai baht.
As of June 30, 2025, the aggregate principal amount of Term Loans outstanding was $2,075.0 million. As of June 30, 2025, there was no amount drawn under the Primary Revolving Facility and there was no amount drawn under the Thai Baht Revolving Facility. On September 22, 2025, we made a voluntary repayment toward our Term Facility of $135 million.
Use of Proceeds
Proceeds of the Term Facility were used to refinance our then-outstanding credit facility, pay the 2024 Dividend, pay fees and expenses related thereto and for working capital and general corporate purposes. Proceeds of the Revolving Facilities are used for working capital, capital expenditures and other general corporate purposes.
Interest Rate and Fees
At December 31, 2024, prior to giving effect to the Repricing Amendments, borrowings under (i) the Term Facility bore interest at a rate per annum equal to, at the applicable Borrower’s option, Term SOFR plus 3.50% or the applicable base rate plus 2.50%, (ii) the Revolving Facilities denominated in U.S. dollars bore interest at a rate per annum equal to, at the applicable Borrower’s option, Term SOFR plus 3.25% or the applicable base rate plus 2.25% and (iii) the Revolving Facilities denominated in Euros or Thai baht bore interest at a rate per annum equal to Adjusted EURIBOR or the Daily Simple RFR (each as defined in the Credit Agreement), respectively, plus, in each case, 3.25%. The foregoing interest margins were subject to certain step downs if the Company achieved specified ratios of consolidated first lien net debt to consolidated EBITDA (with certain adjustments) (“First Lien Net Leverage Ratio”).
At June 30, 2025 (after giving effect to the February Repricing Amendments), borrowings under (i) the Term Facility bore interest at a rate per annum equal to, at the applicable Borrower’s option, Term SOFR plus 2.50% or the applicable base rate plus 1.50%, (ii) the Revolving Facilities denominated in U.S. dollars bore interest at a rate per annum equal to, at the applicable Borrower’s option, Term SOFR plus 2.25% or the applicable base rate plus 1.25% and (iii) the Revolving Facilities denominated in Euros or Thai baht bore interest at a rate per annum equal to Adjusted EURIBOR or the Daily Simple RFR, respectively, plus, in each case, 2.25%. The foregoing interest rate margins were subject to a step up of 0.25% in the event we failed to maintain a First Lien Net Leverage Ratio equal to or less than 4.50 to 1.00.
After giving effect to the August Repricing Amendments, borrowings under (i) the Term Facility bear interest at a rate per annum equal to, at the applicable Borrower’s option, Term SOFR plus 2.25% or the applicable base rate plus 1.25%, (ii) the Revolving Facilities denominated in U.S. dollars bear interest at a rate per annum equal to, at the applicable Borrower’s option, Term SOFR plus 2.25% or the applicable base rate plus 1.25%, and (iii) the Revolving Facilities denominated in Euros or Thai baht bear interest at a rate per annum equal to Adjusted EURIBOR or the Daily Simple RFR, respectively, plus, in each case, 2.25%. Following delivery of our first audited annual or unaudited quarterly financial statements and a related compliance certificate after the effectiveness of the August Repricing Amendments (which is anticipated to be in respect of the quarter ended September 30, 2025), the foregoing interest rate margins will be subject to a step down of 0.25% in the event (i) the credit ratings for the applicable class of loans by Moody’s Investor Services, Inc. and Standard & Poor’s Ratings Group, Inc. are B1 (stable) and B+ (stable), respectively, or higher and (ii) we achieve a First Lien Net Leverage Ratio equal to or less than 3.50 to 1.00.
In addition, the U.S. Borrower is required to pay a commitment fee equal to 0.250% per annum on any unused commitments under the Revolving Facilities, subject to a step up to 0.375% in the event we fail to maintain a First Lien Net Leverage Ratio equal to or less than 4.50 to 1.00.
Mandatory Prepayments
The Term Loans are subject to mandatory prepayments with the proceeds of certain asset sales, insurance proceeds and debt issuances. In addition, annual mandatory prepayments of the Term Loans are required based upon a calculation of excess cash flow, subject to certain deductions.
Voluntary Prepayment
The Borrowers may, at any time and from time to time, voluntarily prepay any outstanding loans under the Credit Facilities, in whole or in part, without premium or penalty other than customary “breakage” costs with respect to Term SOFR or Eurocurrency loans, subject to a 1.00% prepayment premium in connection with certain repricing transactions in respect of the Term Facility that occur on or prior to February 23, 2026, after giving effect to the August Repricing Amendments.
Amortization and Maturity
The Term Loans amortize in equal quarterly installments of 0.25% of the aggregate initial principal amount thereof. The remaining unpaid balance, together with all accrued and unpaid interest thereon, is due and payable on or prior to August 19, 2031.
Outstanding borrowings under the Revolving Facilities do not amortize, and are due and payable on or prior to August 19, 2029.
Guarantees and Security
The obligations of the Borrowers under the Credit Agreement are guaranteed by certain of their subsidiaries and Holdings LLC (collectively, together with the Borrowers, the “Loan Parties”) and are secured by a first priority lien on substantially all of the Loan Parties’ assets (subject to certain customary exceptions).
Covenants and Representations and Warranties
The Credit Agreement contains customary affirmative covenants (including reporting obligations) and negative covenants and requires the Borrowers and, in some cases, Holdings LLC to make customary representations and warranties. With respect to the covenants, these restrictions include, among other things and subject to certain exceptions, limitations on the ability of the Borrowers and their subsidiaries and, in some cases, Holdings LLC to:
•incur or guarantee additional indebtedness;
•create or maintain liens;
•pay dividends or make other distributions in respect of equity interests, or redeem, purchase or retire equity interests;
•make payments in respect of subordinated debt;
•make investments, loans, advances, guarantees or acquisitions;
•consolidate, merge, liquidate or dissolve;
•dispose of assets;
•enter into transactions with affiliates; and
•materially alter the business conducted by the Borrowers and their subsidiaries.
The Revolving Facilities also includes a springing financial covenant that will be tested only if the revolving credit exposure exceeds 40% of the aggregate amount of revolving credit commitments as of the last day of any fiscal quarter (which calculation will exclude (i) up to $65.0 million of undrawn letters of credit and cash collateralized letters of credit and (ii) up to $25.0 million of Primary Revolving Facility Loans or Thai Baht Revolving Facility Loans borrowed after the effective date of the Credit Agreement to fund acquisitions or other investments or capital expenditures). If such condition is met, the financial covenant requires the U.S. Borrower to maintain, as of the last day of such fiscal quarter, a First Lien Net Leverage Ratio not to exceed 8.50 to 1.00.
The Term Facility does not include a financial covenant.
Events of Default
The Credit Agreement contains customary events of default, subject in certain circumstances to specified grace periods, thresholds and exceptions, including, among others, payment defaults, cross-defaults to certain material indebtedness, covenant defaults, material inaccuracy of representations and warranties, bankruptcy events, non-payment of material judgments, material ERISA-related events and change of control. If an event of default occurs, the lenders will be entitled to exercise various remedies, including accelerating the loans and terminating the commitments under the Credit Agreement, foreclosing on collateral and other remedial actions available to a secured creditor. Failure to pay certain amounts owing under our Credit Agreement may result in an increased interest rate equal to 2.00% per annum plus the applicable interest rate for such outstanding loans.
Financial Advisor
As consideration for the services provided by BDT & MSD as a financial advisor in connection with our entry into the Credit Agreement, we incurred arrangement fees of approximately $5.2 million for the year ended December 31, 2024.
Asset Backed Facilities
Securitized Receivables Financing
The Company maintains a trade receivables securitization facility. Alliance Laundry Trade Receivables LLC (“ALTR LLC”), a special-purpose bankruptcy remote subsidiary of the Company, is party to a $120.0 million revolving credit facility that is secured by trade receivables originated by Alliance Laundry Systems and sold to ALTR LLC (the “Asset Backed Trade Receivables Facility”). PNC Bank, National Association is the committed purchaser and lender. The Asset Backed Trade Receivables Facility is due to expire on May 1, 2028.

ALTR LLC finances the acquisition of trade receivables from Alliance Laundry Systems through borrowings under the Asset Backed Trade Receivables Facility in the form of funding notes which are limited to an advance rate of approximately 62%.
The risk of loss to the trade receivables under the Asset Backed Trade Receivables Facility resulting from default or dilution on trade receivables is mitigated by credit enhancement provided by Holdings LLC in the form of over-collateralization.
Under the Asset Backed Trade Receivables Facility, interest payments on the variable funding notes are paid monthly at an interest rate equal to the daily 1-month SOFR rate plus a margin of 110 basis points. The lender also earns an unused facility fee of 0.35% of the unfunded portion of each lender’s commitment amount prior to a rapid amortization event or event of default.
Unless extended, after May 1, 2028, ALTR LLC will not be permitted to request new borrowings, and the outstanding borrowings will amortize over 90 days with any remaining balance due at maturity.
Additional advances under the Asset Backed Trade Receivables Facility are subject to certain continuing conditions, including: (i) satisfaction of a borrowing base calculation, which applies reserves and concentration limits; (ii) the absence of a rapid amortization event or event of default; (iii) the continued accuracy of our representations and warranties and compliance with all covenants, including delivery of required reports and information; and (iv) no event having occurred which has or could reasonably be expected to have a material adverse effect on Alliance Laundry Systems, ALTR LLC or the receivables pool.
All the residual beneficial interests in ALTR LLC and cash flows remaining from the pool of receivables after payment of all obligations under the Asset Backed Trade Receivables Facility will accrue to the benefit of the Company.
Securitized Equipment Financing
The Company maintains an internal financing organization primarily to assist end-user laundromat locations in financing company-branded equipment through the Company’s distributors. The financing organization originates and administers the sale of equipment financing receivables. Under this program, the Company sells certain equipment financing receivables to a special-purpose bankruptcy remote subsidiary, which in turn transfers them to a trust. The special-purpose subsidiary and trust are party to a $500.0 million revolving credit facility that is secured by the equipment financing receivables (the “Asset Backed Equipment Facility”). PNC Bank, National Association and Fifth Third Bank, National Association are the committed purchasers and lenders. The Asset Backed Equipment Facility is due to expire on May 1, 2028.
The trust finances the acquisition of equipment financing receivables through borrowings under the Asset Backed Equipment Facility in the form of funding notes which are limited to an advance rate of approximately 88%.
Additional advances under the Asset Backed Equipment Facility are subject to certain continuing conditions, including: (i) satisfaction of eligibility criteria and covenant restrictions relating to the weighted average life, weighted average interest rate and the amount of fixed rate equipment financing receivables held by the trust, as well as concentration limits and other pool composition requirements; (ii) the absence of a rapid amortization event or event of default; (iii) the continued accuracy of our representations and warranties and compliance with all covenants, including delivery of required reports and information by Alliance Laundry Systems as servicer; and (iv) no event having occurred which has or could reasonably be expected to have a material adverse effect on Alliance Laundry Systems, the trust or the receivables pool.
The risk of loss to the note purchasers under the Asset Backed Equipment Facility resulting from default or dilution on equipment financing receivables is mitigated by credit enhancement provided by Alliance Laundry Systems in the form of cash reserves and over-collateralization. Alliance Laundry Systems also retains the servicing rights and receives a monthly servicing fee for the equipment financing receivables sold at a 1.00% annual rate of the aggregate balance of such equipment financing receivables.

Under the Asset Backed Equipment Facility, interest payments on the variable funding notes are paid monthly at an interest rate equal to the daily simple SOFR rate plus a margin of 120 basis points. The lenders also earn an unused facility fee of 0.35% of the unfunded portion of each lender’s commitment amount prior to a rapid amortization event or event of default.
Unless extended, after May 1, 2028, the trust will not be permitted to request new borrowings, and the outstanding borrowings will amortize over a period of two and a half years with any remaining balance due at maturity. The equipment financing receivables typically have interest rates ranging primarily from Prime plus 0.49% to Prime plus 4.75% for variable rate equipment financing receivables and 4.00% to 11.50% for fixed-rate equipment financing receivables. The average interest rate for all equipment financing receivables at December 31, 2024 was 8.84% with terms ranging primarily from two years to twelve years. The weighted-average remaining expected life of equipment financing receivables held by the trust was approximately 3.39 years at June 30, 2025. All equipment financing receivables allow the holder to prepay outstanding principal amounts without penalty.
Alliance Laundry Systems earns a margin spread on the equipment financing receivables, which is recognized as part of EBITDA. The net interest income and servicing fees generated from the equipment financing receivables, after deducting the interest expense and fees paid by the trust under the facility, are included in the Company’s consolidated EBITDA. This margin reflects the difference between the interest rates charged to end customers on the equipment financing receivables and the lower funding costs incurred by the trust under the facility.
All the residual beneficial interests in the trust and cash flows remaining from the pool of receivables after payment of all obligations under the Asset Backed Equipment Facility will accrue to the benefit of the Company. The Company provides no support or recourse for the risk of loss relating to default on the assets transferred to the trust except for retained interests and credit enhancement customary for transactions of this nature.

DESCRIPTION OF CAPITAL STOCK
The following description summarizes the most important terms of our capital stock. We will adopt an amended and restated certificate of incorporation and amended and restated bylaws in connection with this offering, and the provisions of our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon the completion of this offering and relevant sections of the Delaware General Corporation Law (“DGCL”) are summarized below. The forms of our amended and restated certificate of incorporation and amended and restated bylaws have been filed as exhibits to the registration statement of which this prospectus is a part. The following descriptions of our capital stock and provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and provisions of the DGCL are summaries and are qualified by reference to our amended and restated certificate of incorporation and our amended and restated bylaws that will be in effect upon the completion of this offering, as well as to the relevant provisions of the DGCL.
Authorized Capital Stock
Upon the completion of this offering, our authorized capital stock will consist of 2,000,000,000 shares of common stock, par value $0.01 per share, and 100,000,000 shares of our preferred stock, par value $0.01 per share. Immediately prior to the completion of this offering, we had outstanding 172,802,531 shares of our common stock, held of record by 31 stockholders, and no shares of preferred stock outstanding. Following the completion of this offering, we will have outstanding 197,192,774 shares of our common stock, and no shares of preferred stock outstanding.
Common Stock
Holders of our common stock will be entitled to one vote per share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. Our common stockholders will not be entitled to cumulative voting in the election of directors.
Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of our common stock will be entitled to receive ratably such dividends as may be declared by our Board of Directors out of funds legally available therefor if our Board of Directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our Board of Directors may determine.
Upon our liquidation, dissolution or winding up, holders of our common stock will be entitled to receive their ratable share of our net assets available after payment of all debts and other liabilities, subject to the prior preferential rights and payment of liquidation preferences, if any, of any outstanding shares of preferred stock.
All shares of our common stock that will be outstanding at the time of the completion of the offering will be fully paid and non-assessable. Holders of our common stock will have no preemptive, subscription or redemption rights. There will be no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.
Preferred Stock
No shares of preferred stock will be issued or outstanding immediately after the offering contemplated by this prospectus. Our Board of Directors will have the authority, subject to the limitations imposed by Delaware law and the NYSE’s listing rules, without any further vote or action by our stockholders, to issue preferred stock in one or more series and to fix the designations, powers, preferences, limitations and rights of the shares of each series, including:
•the designation of the series;
•the number of shares of the series, which our Board of Directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;
•the dates at which dividends, if any, will be payable;
•the redemption rights and price or prices, if any, for shares of the series;
•the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;
•the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our Company;
•whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;
•restrictions on the issuance of shares of the same series or of any other class or series; and
•the voting rights, if any, of the holders of the series.
Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation, dissolution or winding-up before any payment is made to the holders of shares of our common stock.
Our Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of the Company and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock.
There are no current agreements or understandings with respect to the issuance of preferred stock and our Board of Directors has no present intentions to issue any shares of preferred stock.
Registration Rights
In connection with this offering, we will enter into the New Registration Rights Agreement with our principal stockholder. The New Registration Rights Agreement will provide our principal stockholder with certain registration rights as described below.
Demand Registration Rights
At any time after expiration or waiver of the lock-up for this offering, subject to several exceptions, including underwriter cutbacks and our right to defer a demand registration under certain circumstances, our principal stockholder may require that we register for public resale under the Securities Act all shares of common stock constituting registrable securities that they request be registered at any time following this offering so long as the securities requested to be registered in each registration statement have an aggregate estimated market value of least $25,000,000.
Piggyback Registration Rights
If we propose to register any of our securities under the Securities Act for our own account or the account of any other holder (excluding any registration related to an employee benefit plan or a corporate reorganization or other Rule 145 transaction), our principal stockholder is entitled to notice of such registration and to request that we include registrable securities for resale on such registration statement, and we are required, subject to certain exceptions, to include such registrable securities in such registration statement.

Shelf Registration Rights
If we become eligible to register the sale of our securities on Form S-3 under the Securities Act, which will not be until at least twelve months after the date of this prospectus, our principal stockholder has the right to require us to register the sale of the registrable securities held by them on Form S-3, subject to offering size and other restrictions. We will undertake in the New Registration Rights Agreement to use our reasonable best efforts to file a shelf registration statement on Form S-3 to permit the resale of the shares of common stock held by our principal stockholder. The New Registration Rights Agreement does not contemplate the payment of penalties or liquidated damages to our principal stockholder as a result of a failure to register, or delays with respect to the registration of, the registrable securities.
Assignment; Expenses and Indemnification
In connection with the transfer of their registrable securities, our principal stockholder may assign certain of its rights under the New Registration Rights Agreement under certain circumstances. In connection with the registrations described above, we will indemnify our principal stockholder and we will bear all fees, costs and expenses (except underwriting discounts and spreads).
Certain Anti-Takeover Provisions of our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws, our Stockholders’ Agreement and Applicable Law
Certain provisions of our amended and restated certificate of incorporation, our amended and restated bylaws, our Stockholders Agreement and the DGCL may discourage or make more difficult a takeover attempt that a stockholder might consider to be in his, her or its best interest. These provisions may also adversely affect the prevailing market price for shares of our common stock. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure us, which may result in an improvement of the terms of any such proposal in favor of our stockholders, and outweigh any potential disadvantage of discouraging those proposals.
No Cumulative Voting
Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation will not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our common stock entitled to vote generally in the election of directors will be able to elect all our directors.
Supermajority Approval Requirements
The DGCL generally provides that the affirmative vote of the holders of a majority of the total voting power of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless either a corporation’s certificate of incorporation or bylaws require a greater percentage. Our amended and restated certificate of incorporation and bylaws will provide that, following the time when our principal stockholder no longer maintains beneficial ownership of at least 40% of the aggregate outstanding shares of our common stock, the affirmative vote of holders of 66 2/3% of the total voting power of our outstanding common stock eligible to vote in the election of directors, voting together as a single class, will be required to amend, alter, change or repeal specified provisions of our certificate of incorporation, including provisions relating to the size of the Board of Directors, classification of the Board of Directors, election and removal of directors, cumulative voting, special meetings, actions by written consent, indemnification and exculpation, waiver of corporate opportunities, jurisdiction and exclusive forum, and business combinations, and to amend, alter, change or repeal our bylaws. This requirement of a supermajority vote to approve amendments to our certificate of incorporation and bylaws could enable a minority of our stockholders to exercise veto power over any such amendments.
Authorized but Unissued Shares of Capital Stock
Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval, subject to the applicable provisions of the DGCL and rules of the NYSE. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans.
One of the effects of the existence of authorized but unissued common stock or preferred stock may be to enable our Board of Directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at a price higher than the prevailing market price.
Election and Removal of Directors
Our amended and restated certificate of incorporation will provide that our Board of Directors shall consist of not less than five nor more than thirteen directors. The Stockholders Agreement will provide that, so long as the principal stockholder beneficially owns at least 40% of the aggregate number of outstanding shares of our common stock, the principal stockholder will be able to designate a majority of the nominees for election to our Board of Directors. So long as the principal stockholder beneficially owns at least 10% but less than 40% of the aggregate number of outstanding shares of our common stock, the principal stockholder will have the right to nominate a percentage of the authorized number of directors equal to the principal stockholder’s ownership of our outstanding common stock (rounded up to the nearest whole director). In addition, so long as the principal stockholder beneficially owns at least 25% of the outstanding shares of our common stock, the principal stockholder will have the right to appoint and remove the chairman of our Board of Directors and the lead independent director, if any.
In addition, our amended and restated certificate of incorporation will provide that our Board of Directors will be divided into three classes of directors, with each class as equal in number as possible, serving staggered three-year terms. Following the time when the Majority Ownership Threshold is no longer met, and subject to obtaining any required stockholder votes, directors may only be removed from office with the affirmative vote of holders of 66 2/3% of the total voting power of our outstanding shares of common stock, voting together as a single class, and, for so long as our Board of Directors remains classified, only for cause. This requirement of a supermajority vote to remove directors for cause could enable a minority of our stockholders to exercise veto power over any such removal. Prior to such time, directors may be removed with or without cause by the affirmative vote of the holders of a majority of the total voting power of our outstanding shares of common stock. See “Management—Composition of our Board of Directors.” These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control of us or our management.
Our amended and restated certificate of incorporation will also provide that, subject to the Stockholders Agreement and the rights granted to one or more series of preferred stock then outstanding, any vacancies on our board may be nominated by the Chair and will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum.
Special Meetings of Stockholders
Our amended and restated certificate of incorporation and amended and restated bylaws will provide that special meetings of our stockholders may be called at any time by our Board of Directors, the chairman of our Board of Directors, our Chief Executive Officer and, until the Majority Ownership Threshold is no longer met, holders of a majority of the total voting power of our outstanding shares of common stock. Our amended and restated bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. Except as described above, our stockholders are not permitted to call a special meeting or to require our Board of Directors to call a special meeting.
Advance Notification Requirements for Stockholder Proposals and Director Nominations
Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our Board of Directors or a committee of our Board of Directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws will also specify requirements as to the form and content of a stockholder’s notice. Our amended and restated bylaws will allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions will not apply to the principal stockholder until the Majority Ownership Threshold is no longer met. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of us.
Stockholder Action by Written Consent
Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will provide that, following the time that the Majority Ownership Threshold is no longer met, stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting.
Section 203 of the Delaware General Corporation Law
Our amended and restated certificate of incorporation will contain a provision opting out of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for three years following the date that such stockholder became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, an asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with its affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock. However, our amended and restated certificate of incorporation will contain similar provisions to Section 203 of the DGCL providing that we may not engage in a “business combination” with any “interested stockholder” for three years following the date that such stockholder became an interested stockholder, unless the business combination is approved in a prescribed manner. Our amended and restated certificate of incorporation will provide that our principal stockholder and its affiliates and any of their respective direct or indirect transferees and any group as to which such persons are a party do not constitute “interested stockholders” for purposes of this provision.

Exclusive Forum
Our amended and restated certificate of incorporation will require, to the fullest extent permitted by law, that (1) derivative actions or proceedings brought on behalf of the Company, (2) actions against directors, officers and employees asserting a claim of breach of a fiduciary duty owed to the Company or the Company’s stockholders, (3) actions asserting a claim against the Company arising pursuant to the DGCL or the Company’s amended and restated certificate of incorporation or bylaws, (4) actions to interpret, apply, enforce or determine the validity of the Company’s amended and restated certificate of incorporation or bylaws or (5) actions asserting a claim against the Company governed by the internal affairs doctrine, may be brought only in specified courts in the State of Delaware. Our amended and restated certificate of incorporation also provides that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action against us or any of our directors, officers, employees or agents and arising under the Securities Act. However, Section 22 of the Securities Act provides that federal and state courts have concurrent jurisdiction over lawsuits brought the Securities Act or the rules and regulations thereunder. To the extent the exclusive forum provision restricts the courts in which claims arising under the Securities Act may be brought, there is uncertainty as to whether a court would enforce such a provision. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. This provision does not apply to claims brought under the Exchange Act. See “Risk Factors—The provision of our amended and restated certificate of incorporation requiring exclusive forum in certain courts in the State of Delaware or the federal district courts of the United States for certain types of lawsuits may have the effect of discouraging lawsuits against our directors and officers.”
Corporate Opportunities
The DGCL permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation will renounce, to the maximum extent permitted from time to time by law, the application of the doctrine of corporate opportunity or any other analogous doctrine, with respect to the principal stockholder and our directors who are not employed by us or our subsidiaries, and their respective affiliates. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, the principal stockholder and any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates will not have any duty to (1) refrain from engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage, (2) present such opportunity to us before otherwise engaging in it or offering it to another entity, unless such opportunity was offered to any of our directors in his or her capacity as our director or (3) refrain otherwise from competing, directly or indirectly, with us or our subsidiaries. In addition, to the fullest extent permitted by law, in the event that the principal stockholder or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for themselves or himself or herself or their or his or her affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.
Limitation of Liability and Indemnification of Directors and Officers
Our amended and restated certificate of incorporation includes provisions that limit the personal liability of our directors and officers for monetary damages for breach of their fiduciary duties as directors or officers, except to the extent that such limitation is not permitted under the DGCL. Such limitation shall not apply, except to the extent permitted by the DGCL, to (1) any breach of a director’s or officer’s duty of loyalty to us or our stockholders, (2) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) in the case of directors, any unlawful payment of a dividend or unlawful stock repurchase or redemption, as provided in Section 174 of the DGCL or (4) any transaction from which the director or officer derived an improper personal benefit. These provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s or officer’s breach of his or her duty of care.
Our amended and restated certificate of incorporation will provide for indemnification, to the fullest extent permitted by the DGCL, of any person made or threatened to be made a party to any action, suit or proceeding by reason of the fact that such person is or was a director or officer of the Company, or, at the request of the Company, serves or served as a director, officer, employee, agent or trustee of another entity or enterprise, against all expenses, judgments, fines, amounts paid in settlement and other losses actually and reasonably incurred in connection with the defense or settlement of such action, suit or proceeding. In addition, we intend to enter into customary indemnification agreements with each of our executive officers and directors pursuant to which we will agree to indemnify each such executive officer and director to the fullest extent permitted by the DGCL.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is therefore unenforceable.
Listing
We have applied to list our common stock on the NYSE under the symbol “ALH”. The consummation of this offering is conditioned on the shares offered hereby having been approved for listing on the NYSE, subject only to official notice of issuance.
Transfer Agent and Registrar
Upon the completion of this offering, the transfer agent and registrar for our common stock will be Computershare Trust Company N.A. The transfer agent’s address is 150 Royall St, Canton MA 02021 and the telephone number is 1-800-736-3001.

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there was no market for shares of our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares of our common stock will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.
Upon the completion of this offering, assuming the initial public offering price of $20.50 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, we will have 197,192,774 shares of common stock outstanding. Of the shares of common stock outstanding following this offering, the 34,146,340 shares of common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any such shares of common stock held by our “affiliates,” as defined in Rule 144 under the Securities Act, which would be subject to the limitations and restrictions described below under “—Rule 144.”
The remaining shares of common stock that will be outstanding are “restricted shares” as defined in Rule 144 under the Securities Act. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 under the Securities Act.
Rule 144
In general, under Rule 144 under the Securities Act, as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to be or have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without registration, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of a prior owner other than an affiliate, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.
In general, under Rule 144 under the Securities Act, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates, who have met the six-month holding period for beneficial ownership of “restricted shares” of our common stock, are entitled to sell within any three-month period, a number of shares that does not exceed the greater of:
•1% of the number of shares of our common stock then outstanding, which will equal approximately 1,971,927 shares immediately after this offering; and
•the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the date of filing a Notice of Proposed Sale of Securities Pursuant to Rule 144 under the Securities Act with respect to the sale.
Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.
Rule 701
In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act are entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of ours can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of ours can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

The SEC has indicated that Rule 701 will apply to typical stock options granted before we become subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after we become subject to the reporting requirements of the Exchange Act.
Equity Incentive Plans
We intend to file with the SEC, as soon as practicable following the completion of this offering, a registration statement on Form S-8 registering an aggregate number of shares of common stock underlying equity awards we will make to our employees and certain other qualifying individuals, and the resale of those shares of common stock. The Form S-8 will become effective upon filing and shares of common stock so registered will become freely tradable upon such effectiveness, subject to any restrictions imposed on such resale pursuant to the lock-up agreements entered into with the underwriters for this offering.
Lock-Up Agreements
We, our executive officers and directors, certain senior employees that are not executive officers and certain former directors, and BDTBH, the funding vehicle through which our principal stockholder and the Minority Investment Institutional Co-Investors hold their respective interests, which collectively owned approximately 99% of our outstanding common stock prior to this offering, have entered into lock-up agreements with BofA Securities, Inc. and J.P. Morgan Securities LLC, as representatives of the underwriters, pursuant to which we and they have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of the representatives. As representatives, BofA Securities, Inc. and J.P. Morgan Securities LLC have the authority, in their sole discretion, to release any of the shares subject to these lock-up agreements at any time and without notice to the other underwriters in this offering. Specifically, we and these other persons have agreed, with certain limited exceptions, not to (1) directly or indirectly offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of Alliance Laundry Holdings common stock or any securities convertible into or exercisable or exchangeable for Alliance Laundry Holdings common stock (collectively, the “Lock-Up Securities”), or exercise any right with respect to the registration of any of the Lock-Up Securities, (2) enter into any hedging, swap, loan or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities or (3) publicly disclose the intention to do any of the foregoing described in clauses (1) and (2) above. For additional information, see “Underwriting (Conflicts of Interest).”
In addition to the lock-up agreements described above, certain of our current and former employees hold equity awards or shares of our common stock that are subject to equity award or purchase agreements containing market standoff or lock-up provisions, which covers the balance of all of our outstanding common stock owned prior to this offering. These provisions generally prohibit the sale or transfer of any shares of our common stock acquired pursuant to such agreements, whether or not any such awards have been exercised and the shares are held outright, for 180 days after the date of this prospectus. We have agreed to enforce all such market standoff or lock-up restrictions and not to amend or waive any such provisions during the 180-day lock-up period without first obtaining the written consent of the representatives, provided that we may release shares from such restrictions to the extent such shares would be entitled to release under the lock-up agreements described above.
Registration Rights Agreement
In connection with this offering, we expect to enter into the New Registration Rights Agreement with our principal stockholder. The New Registration Rights Agreement will provide our principal stockholder with certain registration rights whereby our principal stockholder can require us to register under the Securities Act shares of our common stock. See “Description of Capital Stock—Registration Rights” for additional information regarding these registration rights.

MATERIAL U.S. FEDERAL TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK
The following is a general discussion of the material U.S. federal income tax consequences of the purchase, ownership and disposition of our common stock acquired in this offering by a “Non-U.S. Holder”. A “Non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes, any of the following:
•an individual who is a citizen or resident of the United States;
•a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury regulations to be treated as a United States person.
If an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partners and beneficial owners in partnerships or other pass-through entities that own our common stock should consult their own tax advisors with regard to the U.S. federal income tax treatment of an investment in our common stock.
This discussion is based on the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, possibly with retroactive effect. This discussion does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including estate tax, alternative minimum tax and Medicare contribution tax consequences, and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction.

You should consult a tax advisor regarding the U.S. federal income tax consequences of acquiring, holding and disposing of common stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign jurisdiction.
Dividends
If we make a distribution of cash or other property (other than certain distributions of our stock) in respect of our common stock, the distribution generally will be treated as a dividend to the extent it is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated first as a tax-free return of capital that reduces your adjusted tax basis in our common stock, and to the extent the amount of the distribution exceeds your adjusted tax basis in our common stock, the excess will be treated as gain from the taxable disposition of our common stock, the tax treatment of which is discussed below under “—Gain on Disposition of Common Stock”.
Except as described below, dividends paid to you generally will be subject to U.S. federal withholding tax at a 30% rate or at a lower rate if you are eligible for the benefits of a tax treaty that provides for a lower rate. In order to obtain a reduced rate of withholding under an applicable tax treaty, a Non-U.S. Holder generally will be required to provide a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, certifying its entitlement to benefits under the tax treaty.
Dividends paid to you that are “effectively connected” with your conduct of a trade or business within the United States (and are attributable to a permanent establishment or fixed base that you maintain in the United States, if that is required by an applicable tax treaty), will not be subject to U.S. federal withholding tax if you provide a properly executed IRS Form W-8ECI. Instead, the effectively connected dividend income will generally be subject to regular U.S. federal income tax as if you were a United States person as defined under the Code. If you are a corporate Non-U.S. Holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of a tax treaty that provides for a lower rate.
If you are eligible for a reduced rate of U.S. withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by timely filing a refund claim with the IRS.
Gain on Disposition of Common Stock
Subject to the discussions below under “—Backup Withholding and Information Reporting” and “—FATCA Withholding,” if you are a Non-U.S. Holder, you generally will not be subject to U.S. federal income tax or withholding tax on gain that you recognize on a disposition of common stock unless:
•the gain is “effectively connected” with your conduct of a trade or business in the United States (and is attributable to a permanent establishment or fixed base that you maintain in the United States, if that is required by an applicable tax treaty) in which case the gain will be subject to U.S. federal income tax generally in the same manner as “effectively connected” dividend income as described above;
•you are an individual present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met, in which case the gain (net of certain U.S.-source losses) generally will be subject to U.S. federal income tax at a rate of 30% (or a lower tax treaty rate); or
•we are or have been a “United States real property holding corporation” (as described below), at any time within the five-year period preceding the disposition or your holding period, whichever period is shorter, and either (1) our common stock is not regularly traded on an established securities market prior to the beginning of the calendar year in which the disposition occurs or (2) you owned or are deemed to have owned, at any time within the five-year period preceding the disposition or your holding period, whichever period is shorter, more than 5% of our common stock.
We will be a United States real property holding corporation at any time that the fair market value of our “United States real property interests,” as defined in the Code and applicable Treasury regulations, equals or exceeds 50% of the aggregate fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business (all as determined for the U.S. federal income tax purposes). We believe that we are not, and do not anticipate becoming in the foreseeable future, a United States real property holding corporation.
FATCA Withholding
Pursuant to Sections 1471 through 1474 of the Code, commonly known as the Foreign Account Tax Compliance Act (“FATCA”), a 30% withholding tax (“FATCA withholding”) may be imposed on payments of dividends on and the gross proceeds of dispositions of our common stock paid to (i) a “foreign financial institution” (as specifically defined in the Code) or (ii) a “non-financial foreign entity” (as specifically defined in the Code) unless various information reporting and due diligence requirements have been satisfied or an exemption from these rules applies. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally may obtain a refund of any amounts withheld by filing a U.S. federal income tax return.
Although FATCA withholding generally could apply to gross proceeds on the disposition of our common stock, proposed Treasury regulations (the “Proposed Regulations”) eliminate FATCA withholding on the gross proceeds from a sale or other disposition of our common stock. The preamble to the Proposed Regulations states that taxpayers may rely on the Proposed Regulations pending finalization. However, there can be no assurance that the Proposed Regulations will be finalized in their present form. You should consult your tax advisor regarding the effects of FATCA on your investment in our common stock.

Backup Withholding and Information Reporting
Distributions paid to you and the amount of any tax withheld with respect to such distributions generally will be reported to the IRS. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable tax treaty.
You will not be subject to backup withholding on dividends received if you certify under penalty of perjury that you are a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that you are a United States person as defined under the Code), or you otherwise establish an exemption.
Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of our common stock made within the United States or conducted through certain U.S.-related financial intermediaries, unless you comply with certification procedures to establish that you are not a United States person in order to avoid information reporting and backup withholding. The certification procedures required to claim a reduced rate of withholding under a tax treaty will generally satisfy the certification requirements necessary to avoid backup withholding as well.
Backup withholding is not an additional tax and the amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the IRS in a timely manner.

UNDERWRITING (CONFLICTS OF INTEREST)
BofA Securities, Inc. and J.P. Morgan Securities LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, our principal stockholder and the underwriters, we and the principal stockholder have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the principal stockholder, the number of shares of common stock set forth opposite its name below.

Underwriters	Number of Shares
BofA Securities, Inc.
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
Robert W. Baird & Co. Incorporated
BDT & MSD Partners, LLC
BMO Capital Markets Corp.
Citigroup Global Markets Inc.
Goldman Sachs & Co. LLC
UBS Securities LLC
CIBC World Markets Corp.
Fifth Third Securities, Inc.
PNC Capital Markets LLC
Total	34,146,340
Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.
We and the principal stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
One or more funds and/or accounts managed by Capital and Kayne Anderson Rudnick have each indicated an interest in purchasing up to $100 million in shares of common stock in this offering at the initial public offering price. Because these indications of interest are not binding agreements or commitments to purchase, each of Capital and Kayne Anderson Rudnick may determine to purchase more, less or no shares in this offering or the underwriters may determine to sell more, less or no shares to such entities. The underwriters will receive the same underwriting discount on any of our shares of common stock purchased by each of Capital and Kayne Anderson Rudnick as they will from any other shares sold to the public in this offering. Shares purchased by Capital and Kayne Anderson Rudnick in this offering will not be subject to a lock-up agreement.
Commissions and Discounts
The representatives have advised us and the principal stockholder that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $                per share. After the initial offering, the public offering price, concession or any other term of this offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the principal stockholder. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to our principal stockholder	$	$	$
The expenses of this offering, not including the underwriting discount, are estimated at $10,000,000 and are payable by us. We have agreed to reimburse the underwriters for certain expenses, including those related to the clearance of this offering with the Financial Industry Regulatory Authority, Inc. (“FINRA”), in an amount not to exceed $50,000.
Option to Purchase Additional Shares
The principal stockholder has granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to an additional 5,121,951 shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to the conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.
No Sales of Similar Securities
We, our executive officers and directors, certain senior employees that are not executive officers and certain former directors, and BDTBH, the funding vehicle through which our principal stockholder and the Minority Investment Institutional Co-Investors hold their respective interests, which collectively owned approximately 99% of our outstanding common stock prior to this offering, have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of BofA Securities, Inc. and J.P. Morgan Securities LLC. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:
•offer, pledge, sell or contract to sell any common stock;
•sell any option or contract to purchase any common stock;
•purchase any option or contract to sell any common stock;
•grant any option, right or warrant to purchase any common stock;
•lend or otherwise transfer or dispose of any common stock or any securities convertible into or exercisable or exchangeable for common stock;
•exercise any right with respect to the registration of any common stock, or file, cause to be filed or cause to be confidentially submitted any registration statement in connection therewith, under the Securities Act;
•enter into any hedging, swap, loan or any other agreement or transaction (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward or any other derivative transaction or instrument, however described or defined) that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such hedge, swap, loan or transaction is to be settled by delivery of shares or other securities, in cash or otherwise; or
•publicly disclose the intention to do any of the foregoing described above.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.
In addition to the lock-up agreements described above, certain of our current and former employees hold equity awards or shares of our common stock that are subject to equity award or purchase agreements containing market standoff or lock-up provisions, which covers the balance of all of our outstanding common stock owned prior to this offering. These provisions generally prohibit the sale or transfer of any shares of our common stock acquired pursuant to such agreements, whether or not any such awards have been exercised and the shares are held outright, for 180 days after the date of this prospectus. We have agreed to enforce all such market standoff or lock-up restrictions and not to amend or waive any such provisions during the 180-day lock-up period without first obtaining the written consent of the representatives, provided that we may release shares from such restrictions to the extent such shares would be entitled to release under the lock-up agreements described above.
Listing
We expect the shares to be approved for listing on the NYSE, subject to notice of issuance, under the symbol “ALH”.
Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us, the principal stockholder and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:
•the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,
•our financial information,
•the history of, and the prospects for, our company and the industry in which we compete,
•an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,
•the present state of our development, and
•the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.
An active trading market for the shares may not develop. It is also possible that after this offering the shares will not trade in the public market at or above the initial public offering price.
The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.
Price Stabilization, Short Positions and Penalty Bids
Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.
In connection with this offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of this offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.
We, the principal stockholder and the underwriters do not make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, we, the principal stockholder and the underwriters do not make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
Electronic Distribution
In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.
Director Participation
Certain of our directors may be allocated shares in this offering at the public offering price. Any such allocations will be made at the discretion of the underwriters, and there is no assurance as to the number of shares, if any, that may be allocated to such persons.
Conflicts of Interest
BDT & MSD, a participant in the underwriting syndicate for this offering, is an affiliate of our principal stockholder, and will receive a portion of the underwriting discounts and commissions in connection with this offering. In addition, BDT & MSD has previously provided placement and other financial advisory services to Alliance Laundry Holdings, for which BDT & MSD has received customary fees. BDT & MSD may, in the future, provide similar services to the Company and may receive customary fees for such services. Thus, it may have interests beyond customary underwriting discounts and commissions. Further, our principal stockholder expects to participate on behalf of the Company in determining such underwriting discounts and commissions for this offering.
As a result, BDT & MSD is deemed to have a “conflict of interest” under Rule 5121(f)(5) of the Conduct Rules of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, this offering is being made in compliance with Rule 5121(a)(1) of FINRA’s Conduct Rules. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering as the member primarily responsible for managing the public offering does not have a conflict of interest, is not an affiliate of any member that has a conflict of interest and meets the requirements of paragraph (f)(12)(E) of Rule 5121 and do not have a conflict of interest with us. BDT & MSD will not confirm sales of the shares of our common stock to any account over which it exercises discretionary authority without the specific written approval of the account holder.

Other Relationships
Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. In particular, affiliates of BofA Securities, Inc., Citigroup Global Markets Inc., Morgan Stanley & Co. LLC, BMO Capital Markets Corp. and UBS Securities LLC serve as agents, arrangers, bookrunners, lenders or issuing banks under our Credit Agreement (as defined in “Description of Certain Indebtedness”). In addition, we expect to use a portion of the proceeds from this offering to repay outstanding indebtedness under the Term Facility. As a result, affiliates of those underwriters who are lenders under the Term Facility may receive a portion of the net proceeds from this offering. We do not expect any such underwriter or affiliate thereof to receive an amount in excess of 5% of the proceeds from this offering as a result of such repayment of our outstanding indebtedness. See “Use of Proceeds.”
In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Selling Restrictions
European Economic Area
In relation to each Member State of the European Economic Area (each a “Relevant State”), no shares have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
•to any legal entity which is a qualified investor as defined under the Prospectus Regulation;
•to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or
•in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares shall require the Company or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
Each person in a Relevant State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the representatives that it is a qualified investor within the meaning of the Prospectus Regulation.
In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.
The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
This selling restriction is in addition to any other selling restrictions set out below.
Notice to Prospective Investors in the United Kingdom
In relation to the United Kingdom (“UK”), no shares have been offered or will be offered pursuant to this offering to the public in the UK prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority in the UK in accordance with the UK Prospectus Regulation and the FSMA, except that offers of shares may be made to the public in the UK at any time under the following exemptions under the UK Prospectus Regulation and the FSMA:
•to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;
•to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or
•at any time in other circumstances falling within section 86 of the FSMA, provided that no such offer of shares shall require the Company or any representative to publish a prospectus pursuant to Section 85 of the FSMA or Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.
Each person in the UK who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the representatives that it is a qualified investor within the meaning of the UK Prospectus Regulation.
In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the UK Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in the UK to qualified investors, in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.
The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares in the UK means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, and the expression “FSMA” means the Financial Services and Markets Act 2000.
This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the UK, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Notice to Prospective Investors in Switzerland
The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or this offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to this offering, the Company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.
Notice to Prospective Investors in the Dubai International Financial Centre
This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”) (an “Exempt Offer”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.
Notice to Prospective Investors in Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.
The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under this offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.
This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong
The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.
Notice to Prospective Investors in Japan
The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.
Notice to Prospective Investors in Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the shares were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
•a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
•a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:
•to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
•where no consideration is or will be given for the transfer;

•where the transfer is by operation of law; or
•as specified in Section 276(7) of the SFA.
Notice to Prospective Investors in Canada
The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS
The validity of the issuance of the shares of our common stock offered hereby will be passed upon for us by Cravath, Swaine & Moore LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.
EXPERTS
The consolidated financial statements of Alliance Laundry Holdings Inc. at December 31, 2024 and 2023, and for each of the three years in the period ended December 31, 2024, appearing in this Prospectus and amended Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act for the shares of our common stock being offered by this prospectus. This prospectus, which is part of the registration statement, does not contain all of the information included in the registration statement or the exhibits filed thereto. For further information about us and the common stock offered hereby, you should refer to the registration statement and the exhibits filed thereto, which are available on the website of the SEC referred to below. References in this prospectus to any of our contracts or other documents are not necessarily complete, and each such reference is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.
Upon the completion of this offering, we will be subject to the reporting and information requirements of the Exchange Act and, as a result, will file periodic and current reports, proxy statements and other information with the SEC. We expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website at www.alliancelaundry.com as soon as reasonably practicable after those reports and other information are filed with or furnished to the SEC. Additionally, the SEC maintains an Internet site that contains such periodic and current reports, proxy statements and other information filed electronically with the SEC at www.sec.gov.
The information contained on, or that can be accessed through, the websites referenced in this prospectus is not part of, and is not incorporated into, this prospectus, and you should not rely on any such information in making the decision whether to purchase shares of our common stock. We have included the website addresses referenced in this prospectus only as inactive textual references and do not intend them to be active links to such website addresses.

Report of Independent Registered Public Accounting Firm
To the Stockholders and the Board of Directors of Alliance Laundry Holdings Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Alliance Laundry Holdings Inc. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of comprehensive income, stockholders' equity/(deficit) and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and financial statement schedule listed in the Index at Item 16(b) (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Product Warranty Liability
Description of the Matter
At December 31, 2024, the Company’s product warranty liability was $51.8 million. As more fully described in Notes 2 and 17 to the consolidated financial statements, the Company estimates and records provisions for future product warranty liability claims at the time of sale based on projected incident rates of occurrence and projected cost per incident. The Company estimates its product warranty liability based on the specific product type, product use, and warranty period, which generally ranges from one to seven years.

Auditing the Company’s product warranty liability was complex due to the judgmental nature of management’s assumptions used to estimate the future commercial in-home product warranty liability for standard product warranty periods extending beyond three years, including the projected incident rates of occurrence and the projected cost per incident. In particular, there is a higher level of estimation uncertainty in determining the future projected incident rates of occurrence, which may not be reflective of historical incident rates or may not reflect product quality issues that have not yet been identified as of the financial statement date. Additionally, the projected cost per incident reflects management’s estimates of the future cost of replacement product parts, the cost of labor, and the amount of labor required to address the product warranty claim and changes in these estimates could have a material effect on the amount of product warranty liability recognized.

How We Addressed the Matter in Our Audit
To test the adequacy of the Company’s calculation of the product warranty liability, our substantive audit procedures included, among others, testing the accuracy and completeness of the underlying data used in the product warranty liability calculation and significant assumptions discussed above. We tested the categorization of claims within the product warranty liability calculation and tested the completeness and accuracy of the claims settled data. We compared the historical incident rates of occurrence by product type, using actual claims data, to the projected incident rates of occurrence. We also compared the projected cost per incident to the average cost per incident using actual claims data. We assessed the historical accuracy of management's estimates by comparing the product warranty liability in the prior year to the actual claims paid in the subsequent year.

/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2017.
Milwaukee, Wisconsin
September 29, 2025

ALLIANCE LAUNDRY HOLDINGS INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	December 31, 2024	December 31, 2023
Assets
Current assets:
Cash and cash equivalents	$154,682	$182,449
Restricted cash	6,401	3,373
Restricted cash - for securitization investors	26,959	24,147
Accounts receivable (net of allowance for credit losses of $2,663 and $2,172 at December 31, 2024 and 2023, respectively)	92,150	91,415
Inventories, net	133,494	138,379
Inventories, net - related parties	989	1,044
Accounts receivable, net - restricted for securitization investors	130,060	140,351
Equipment financing receivables, net	4,600	6,389
Equipment financing receivables, net - restricted for securitization investors	88,288	77,507
Prepaid expenses and other current assets	30,534	28,657
Total current assets	668,157	693,711

Equipment financing receivables, net	7,633	12,639
Property, plant, and equipment, net	248,341	245,591
Operating lease right-of-use assets	17,080	19,287
Equipment financing receivables, net - restricted for securitization investors	417,672	379,292
Deferred income tax asset	3,220	4,026
Debt issuance costs, net	2,793	1,390
Goodwill	666,580	660,112
Intangible assets, net	793,666	835,912
Other long-term assets	6,963	3,038
Total assets	$2,832,105	$2,854,998

Liabilities and Stockholders' Equity/(Deficit)
Current liabilities:
Current portion of long-term debt	$20,896	$14,143
Revolving credit facilities	—	5,831
Accounts payable	141,808	132,096
Accounts payable - related parties	1,338	1,509
Asset backed borrowings - owed to securitization investors	170,862	167,277
Current operating lease liabilities	5,502	5,776
Other current liabilities	138,259	144,947
Total current liabilities	478,665	471,579

Long-term debt, net	2,034,545	1,237,554
Asset backed borrowings - owed to securitization investors	382,910	347,959
Deferred income tax liability	171,103	204,014
Long-term operating lease liabilities	12,549	14,614
Other long-term liabilities	29,661	28,348
Total liabilities	3,109,433	2,304,068

Stockholders' equity/(deficit):
Commitments and contingencies (see Note 25)
Redeemable preferred stock, $0.01 par value, 100,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $0.01 par value, 2,000,000,000 shares authorized, 189,609,192 and 189,393,210 issued, respectively, and 125,290,718 and 125,189,756, outstanding, respectively	1,896	1,894
Additional paid-in capital	189,911	821,737
Retained earnings	31,527	199,148
Accumulated other comprehensive (loss)/income	(1,752)	25,616
Treasury stock, at cost, 64,318,474 and 64,203,454 shares, respectively	(498,910)	(497,465)
Total stockholders' equity/(deficit)	(277,328)	550,930
Total liabilities and stockholders' equity/(deficit)	$2,832,105	$2,854,998
The accompanying notes are an integral part of these consolidated financial statements.

ALLIANCE LAUNDRY HOLDINGS INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands, except per share amounts)

	December 31, 2024	December 31, 2023	December 31, 2022
Net revenues:
Equipment, service parts and other	$1,459,746	$1,321,427	$1,345,924
Equipment financing	48,694	43,727	30,353
Net revenues	1,508,440	1,365,154	1,376,277
Costs and expenses:
Cost of sales	914,655	858,286	939,980
Cost of sales - related parties	6,218	4,466	—
Equipment financing expenses	36,316	29,310	16,892
Gross profit	551,251	473,092	419,405

Selling, general, and administrative expenses	266,444	237,108	225,540
Selling, general, and administrative expenses - related parties	300	300	275
Other costs	494	—	13,426
Total operating expenses	267,238	237,408	239,241
Operating income	284,013	235,684	180,164

Interest expense, net	132,001	123,397	58,099
Other expenses, net	23,376	7,832	6,041
Other expenses, net - related parties	5,187	—	—
Income before taxes	123,449	104,455	116,024
Provision for income taxes	25,130	16,226	16,374
Net income	$98,319	$88,229	$99,650

Comprehensive income:
Net income	$98,319	$88,229	$99,650
Foreign currency translation adjustment	(27,439)	6,620	(14,643)
Change in pension liability and other post-retirement benefits, net of taxes of ($24), ($1,770) and ($75) at December 31, 2024, 2023 and 2022, respectively	71	4,949	225
Comprehensive income	$70,951	$99,798	$85,232

Net income per share attributable to common stockholders:
Basic	$0.58	$0.52	$0.57
Diluted	0.56	0.51	0.56

Weighted average number of common shares outstanding
Basic	170,591	171,087	173,496
Diluted	174,331	173,642	176,945

Dividends declared per share of common stock	$5.28	$—	$—
The accompanying notes are an integral part of these consolidated financial statements.

ALLIANCE LAUNDRY HOLDINGS INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY/(DEFICIT)
(in thousands)

					Accumulated Other	Total
	Common Stock	Paid-in Capital	Treasury Stock	Retained Earnings	Comprehensive Income/(loss)	Stockholders' Equity/(Deficit)
Balances at December 31, 2021	$1,837	$826,651	$(412,006)	$11,269	$28,465	$456,216
Net income	—	—	—	99,650	—	99,650
Foreign currency translation adjustment	—	—	—	—	(14,643)	(14,643)
Change in pension liability and other post-retirement benefits, net	—	—	—	—	225	225
Exercise of stock options and taxes paid for net share settlement	46	(12,228)	—	—	—	(12,182)
Exercise of stock options	10	998	—	—	—	1,008
Repurchase of common stock	—	—	(66,504)	—	—	(66,504)
Share-based compensation	—	3,144	—	—	—	3,144
Balances at December 31, 2022	1,893	818,565	(478,510)	110,919	14,047	466,914
Net income	—	—	—	88,229	—	88,229
Foreign currency translation adjustment	—	—	—	—	6,620	6,620
Change in pension liability and other post-retirement benefits, net	—	—	—	—	4,949	4,949
Exercise of stock options and taxes paid for net share settlement	1	(195)	—	—	—	(194)
Exercise of stock options	—	24	—	—	—	24
Repurchase of common stock	—	—	(18,955)	—	—	(18,955)
Share-based compensation	—	3,343	—	—	—	3,343
Balances at December 31, 2023	1,894	821,737	(497,465)	199,148	25,616	550,930
Net income	—	—	—	98,319	—	98,319
Foreign currency translation adjustment	—	—	—	—	(27,439)	(27,439)
Change in other post-retirement benefits, net	—	—	—	—	71	71
Exercise of stock options and taxes paid for net share settlement	2	(1,140)	—	—	—	(1,138)
Exercise of stock options	—	111	—	—	—	111
Repurchase of common stock	—	—	(1,445)	—	—	(1,445)
Dividends	—	—	—	(265,940)	—	(265,940)
Return of capital	—	(634,060)	—	—	—	(634,060)
Share-based compensation	—	3,263	—	—	—	3,263
Balances at December 31, 2024	$1,896	$189,911	$(498,910)	$31,527	$(1,752)	$(277,328)
The accompanying notes are an integral part of these consolidated financial statements.

ALLIANCE LAUNDRY HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	December 31, 2024	December 31, 2023	December 31, 2022
Cash flows from operating activities:
Net income	98,319	88,229	99,650
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	90,169	88,704	87,284
Amortization and extinguishment of debt issuance costs	5,559	4,245	4,336
Amortization of original issue discount	2,620	1,620	1,298
Non-cash interest expense/(income)	(700)	6,480	(31,650)
Non-cash loss/(gain) on commodity & foreign exchange contracts, net	657	52	(647)
Non-cash foreign exchange (income)/loss, net	(4,654)	486	1,932
Non-cash stock-based compensation	3,263	3,343	3,144
Non-cash impairment	—	—	12,633
Non-cash loss for pension and post-retirement benefit plans	71	7,362	4,112
Loss on sale of property, plant, and equipment	318	487	981
Provision for credit losses	7,145	2,075	1,827
Deferred income taxes	(31,583)	(31,101)	(15,485)
Other, net	—	(256)	(485)
Changes in assets and liabilities, net of the effects of acquisitions:
Accounts and equipment financing receivables, net	639	19,619	(14,691)
Accounts receivable - restricted for securitization investors	9,071	8,048	8,141
Inventories, net	5,776	30,436	(19,953)
Inventories, net - related party	55	(1,044)	—
Equipment financing receivables, net - restricted for securitization investors	(35,065)	(35,102)	(28,454)
Other assets	362	2,400	5,366
Accounts payable	5,755	(12,391)	(12,142)
Accounts payable - related parties	(171)	1,509	—
Other liabilities	(12,146)	23,515	(2,141)
Net cash provided by operating activities	145,460	208,716	105,056

Cash flows from investing activities:
Capital expenditures	(43,485)	(32,686)	(25,437)
Acquisition of businesses, net of cash acquired	(27,948)	(15,114)	(8,586)
Proceeds on disposition of assets	2,429	58	639
Originations of equipment financing receivables, net - restricted for securitization investors	(92,092)	(86,583)	(78,979)
Collections of equipment financing receivables, net - restricted for securitization investors	73,336	82,324	108,006
Net cash used in investing activities	(87,760)	(52,001)	(4,357)

Cash flows from financing activities:
Payments on revolving line of credit borrowings	(5,674)	(2,877)	(6,968)
Proceeds from long-term borrowings	2,064,625	368	1,583
Payments on long-term borrowings	(1,268,000)	(90,827)	(15,497)
Cash paid for debt establishment and amendment fees	(2,389)	—	(1,496)
Increase in asset backed borrowings owed to securitization investors	204,434	200,969	194,883
Decrease in asset backed borrowings owed to securitization investors	(165,898)	(180,364)	(170,554)
Dividends paid	(265,940)	—	—
Return of capital paid	(634,060)	—	—
Repurchase of common stock	(1,445)	(18,955)	(66,504)
Taxes paid related to net share settlement of stock options	(1,138)	(195)	(12,182)
Net proceeds from stock options exercised	111	24	1,008
Net cash used in financing activities	(75,374)	(91,857)	(75,727)

Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(4,253)	(804)	(778)

(Decrease)/increase in cash, cash equivalents, and restricted cash	(21,927)	64,054	24,194
Cash, cash equivalents, and restricted cash at beginning of period	209,969	145,915	121,721
Cash, cash equivalents, and restricted cash at end of period	$188,042	$209,969	$145,915

Reconciliation of cash, cash equivalents, and restricted cash to the Consolidated Balance Sheet:
Cash and cash equivalents	$154,682	$182,449	$122,799
Restricted cash	6,401	3,373	2,643
Restricted cash - for securitization investors	26,959	24,147	20,473
Total cash, cash equivalents, and restricted cash shown in the Statement of Cash Flows	$188,042	$209,969	$145,915

Supplemental disclosure of cash flow information:
Cash paid for interest	$146,660	$106,298	$72,674
Cash paid for interest - to securitized investors	$34,313	$30,100	$14,450
Cash paid for income taxes	$54,154	$33,716	$25,865

Supplemental disclosure of investing and financing non-cash activities:
Capital expenditures included in accounts payable	$6,292	$1,637	$1,696
The accompanying notes are an integral part of these consolidated financial statements.

ALLIANCE LAUNDRY HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024, 2023 and 2022
(Dollar amounts in thousands unless otherwise indicated)

Note 1 - Description of Business and Basis of Presentation
Description of Business
On August 31, 2015, BDT Capital Partners, LLC (“BDT”), Ontario Teachers’ Pension Plan Board (“OTPP”), and members of our management indirectly acquired 100% of the outstanding equity interests in Alliance Laundry Holdings LLC (“Alliance Holdings”) through the merger of Alliance Laundry Holdings Inc. (“ALH” or the “Company”) and Rally Acquisition Corporation. ALH was the surviving entity. The Company refers to the acquisition and merger as the “BDT Transaction”. As a result of the BDT Transaction, all the outstanding equity interests of Alliance Laundry Systems LLC (“Alliance Laundry”) are owned by Alliance Holdings and all the equity interests of Alliance Holdings are owned by ALH.
During the fourth quarter of 2015, BDT syndicated a portion of its equity interests in ALH to select strategic co-investors (“co-investors”). Simultaneous with these transactions, BDT and the co-investors contributed all their equity interests into BDT Badger Holdings, LLC (“Badger”), an investment fund for the purpose of holding equity interests in ALH. In July 2017, the Company repurchased the preferred and common shares outstanding of ALH held by OTPP. As of December 31, 2024, 90.3% of ALH common stock including unexercised warrants was owned by Badger and 9.7% was owned by our current management and independent directors.
The Company designs and manufactures a full line of commercial laundry equipment and residential laundry equipment for sale in the U.S. and international markets. The Company manufactures products in the United States in Ripon, Wisconsin and Manitowoc, Wisconsin, in Europe in Pribor, Czech Republic, and in Asia Pacific in Chonburi, Thailand and Guangzhou, China. Additionally, the Company provides equipment financing to laundromat operators and other end-users primarily in the U.S.
Basis of Presentation and Principles of Consolidation
The Consolidated Financial Statements include the accounts of ALH and all its majority-owned or controlled subsidiaries that are consolidated in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company consolidates its Asset Backed Facilities trust in accordance with variable interest entity accounting guidance as discussed in more detail in Note 7 - Asset Backed Facilities. All significant intercompany transactions have been eliminated. Gains and losses from the translation of substantially all foreign currency financial statements are recorded in the Accumulated other comprehensive (loss)/income within Stockholders' equity/(deficit).
Note 2 - Significant Accounting Policies
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Cash, Cash Equivalents, and Restricted Cash
All highly liquid instruments with an initial maturity of three months or less at the date of purchase are considered cash equivalents. Restricted cash primarily represents cash in escrow funds related to the BDT Transaction shareholder indemnity agreement, escrow accounts related to acquisitions and cash collection and reserve accounts restricted for securitization investors.
Earnings Per Share (“EPS”)
Basic net income per share of common stock is computed by dividing net income attributable to common stockholders by the weighted average number of common shares outstanding during the respective reporting period.

ALLIANCE LAUNDRY HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024, 2023 and 2022
(Dollar amounts in thousands unless otherwise indicated)
Diluted net income per share of common stock is calculated by including the basic weighted-average shares of common stock outstanding adjusted for the effects of all potential dilutive shares of common stock. Diluted net income per share of common stock reflects the maximum potential dilution that could occur from the exercise of stock options and warrants outstanding, if any, determined by the treasury stock method. Potential shares with anti-dilutive effects are excluded from the diluted net income per share of common stock calculation.
Revenue Recognition
Revenue from product sales is recognized when all of the following criteria are met: (i) the Company and an independent customer approve a contract with commercial substance, (ii) the performance obligations in the contract are identified , (iii) the sales price is determinable and collectible, (iv) the sales price of a contract is allocated to each distinct performance obligation and (v) the performance obligations have been satisfied through the transfer of control of the goods to the customer. Generally, control is transferred when the risk and rewards of ownership are transferred to the customer. Except for certain sales to international customers, which are recognized upon receipt by the customer, these criteria are primarily satisfied and revenue is recognized upon shipment. See Note 3 – Net Revenues for more information.
Revenues are recorded net of sales incentive allowances, which are recognized as a deduction from sales at the time of sale. Sales incentive allowances include customer promotional programs and volume rebates that require the Company to estimate and accrue the ultimate costs of such programs. The Company maintains an accrual at the end of each period for the earned, but unpaid costs related to such programs.
The Company offers certain customers the right to return eligible equipment and other purchases. Returns are not significant for any period presented.
Deposits received from customers prior to satisfying revenue recognition performance obligations are recorded in Other current liabilities. Customer deposits are recognized into revenue when control of the goods passes to the customer, with conversion typically occurring within twelve months. The Company had customer deposits of $10.4 million and $9.4 million as of December 31, 2024 and 2023, respectively.
Supplier Financing
The Company participates in a supplier financing arrangement with a third-party financial institution that allows suppliers to request early payment for eligible receivables at their sole discretion. These arrangements do not alter the Company’s obligations to its suppliers, including amounts due and scheduled payment terms. Obligations under the supplier financing program are classified as Accounts payable in the Consolidated Balance Sheets. The Company discloses the key terms of the program, the outstanding amount under the program at the end of each reporting period and provides an annual rollforward of the related obligations. Refer to Note 24 - Supplier Financing for additional information regarding the Company’s supplier financing arrangements.
Equipment Financing Receivables
Equipment financing receivables, net reflect equipment loans that the Company expects to sell in the short-term to the Company’s existing securitization facility as well as other loans not eligible for sale to the facility. Equipment financing receivables, net and Equipment financing receivables, net - restricted for securitization investors are stated at the principal amount outstanding net of the allowance for credit losses. Interest income is accrued as earned on outstanding balances. Recognition of income is suspended, and previously recorded accrued interest income is reversed, when it is determined that collection of future income is not probable (after 89 days past due). Fees earned and incremental direct costs incurred upon origination of equipment financing are not significant for any period presented.
In accordance with Accounting Standards Codification (“ASC”) 230, Statement of Cash Flows, the Company records cash flows associated with equipment loans provided directly to the Company’s customers as operating cash flows. The Company considers these lending activities to be an integral component of its primary revenue-generating operations, as they directly support sales to customers and are part of the Company’s ordinary course of business. The Company records cash flows associated with equipment loans with borrowers who purchase their

ALLIANCE LAUNDRY HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024, 2023 and 2022
(Dollar amounts in thousands unless otherwise indicated)
equipment through the Company’s independent distribution network as cash flows from investing activities. The Company considers these loans to be investments that support sales through external channels rather than direct revenue-generating activities.
Sales of Equipment Financing Receivables and Accounts Receivable
The Company sells a majority of its trade and equipment financing receivables originated in the U.S. to special-purpose bankruptcy remote entities and a related trust. In a subordinated capacity, the Company retains rights to the residual portion of cash flows, including interest earned, from the equipment financing receivables sold. The Company consolidates the trust, including the assets and liabilities associated with the sale of accounts and equipment financing receivables, into its Consolidated Financial Statements.
Financing Program Revenue
The Company sells trade and equipment financing receivables through its special-purpose bankruptcy remote entities and a related trust. As servicing agent, the Company retains collection and administrative responsibilities for the accounts and equipment financing receivables. The Company recognizes interest income on sold equipment financing receivables in the period the interest is earned. The Company receives a servicing fee, based on the average outstanding balance, for the equipment financing receivables sold. The Company does not establish a servicing asset or liability because the servicing fee adequately compensates the Company for the retained servicing rights.
Allowance for Credit Losses - Equipment Financing Receivables
The allowance for credit losses is an estimate of losses inherent to the Company’s equipment financing receivables portfolio. The Company’s estimate includes accounts that have been individually identified as impaired and estimated credit losses over a pool of receivables where it is probable that certain receivables in the pool are impaired but that the individual accounts cannot yet be identified. When determining estimates of probable credit loss or whether an account is impaired, management takes into consideration numerous quantitative and qualitative factors such as historical loss experience, credit risk, portfolio duration and economic conditions. The Company determined that there is a limited correlation between expected credit losses and forecasted economic conditions based on a correlation analysis performed to compare historical losses to various economic conditions, such as real gross domestic product, inflation rate and unemployment rate. On an ongoing basis, the Company monitors credit quality based on past-due status as there is a meaningful correlation between the past-due status of customers and the risk of credit loss.
The Company determines that an equipment financing receivable is impaired when it is expected that it will be unable to collect all amounts due according to the contractual terms of the loan or lease. These equipment financing receivables are collateral–dependent and measurement of impairment is based upon the estimated fair value of collateral. The determination of the allowance for credit losses is based on an analysis of historical loss experience and reflects an amount which, in the Company’s judgment, is adequate to provide for probable credit losses. When a financing receivable is non-performing, aged greater than 89 days and the Company has exhausted all efforts of collection, the receivable is deemed to be uncollectible and is charged off and deducted from the allowance. The allowance is increased for recoveries and by charges to earnings.
The total allowance for credit losses as of December 31, 2024 and 2023 was $5.9 million and $2.5 million, respectively. The reserve as a percentage of the total gross portfolio balance was 1.1% and 0.5% as of December 31, 2024 and 2023, respectively.
Inventories
Inventories are valued at cost, which approximate costs determined on the first-in, first-out method but not in excess of net realizable value. The Company’s policy is to evaluate all inventories for obsolescence on a quarterly basis. Inventory in excess of the Company’s estimated usage requirements is recorded at its estimated net realizable value. Inherent in the estimates of net realizable value are estimates related to future manufacturing schedules, customer demand, possible alternate uses and ultimate realization of potentially excess inventory.

ALLIANCE LAUNDRY HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024, 2023 and 2022
(Dollar amounts in thousands unless otherwise indicated)
Accounts Receivable and Allowance for Credit Losses
Accounts receivable consists primarily of trade receivables and is carried at sales value less allowance for credit losses, representing the Company’s estimate of the net amount expected to be realized in cash. The Company reviews the allowance for credit losses on an ongoing basis, using historical payment trends, write-off experience, credit conditions, economic conditions, and other specific customer circumstances, and adjustments are made to the allowance as necessary.
Long Lived Assets
Long lived assets (property, plant and equipment and other intangible assets with definite lives) are stated at cost. Betterments and major renewals are capitalized and included in property, plant and equipment while expenditures for maintenance and minor renewals are charged to expense. Other intangible assets with definite lives consist primarily of customer agreements and distributor networks, engineering drawings, product designs and manufacturing processes, trademarks, patents and computer software.
The costs of assets and related accumulated depreciation and amortization are eliminated when assets are retired or otherwise disposed of and any resulting gain or loss is reflected in operating costs. Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable based upon related estimated future undiscounted cash flows. Impairment losses on assets to be held and used are recognized, when required, when the fair value of the asset is less than its carrying value. Long-lived assets to be disposed of by sale are reported at the lower of carrying amount or fair value less cost to sell.
Depreciation and amortization are computed over the estimated useful lives of the respective assets using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. Depreciation provisions for property, plant and equipment are based on the following estimated useful lives: buildings 40 years; machinery and equipment (including production tooling) 5 to 10 years; vehicles 4 years; and data processing equipment 3 years. Leasehold improvements are amortized over the lesser of the remaining life of the lease or the estimated useful life of the improvement. Other intangible assets with definite lives are amortized over the assets’ estimated useful lives which range from three to nineteen years.
The Company capitalizes interest on borrowings during the active construction period of major capital projects. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful lives of the assets.
Goodwill and Indefinite-Lived Intangible Assets
Goodwill is tested for impairment at least annually, on October 1, and more frequently if an event occurs which indicates that goodwill may be impaired. ASU No. 2017-04 Intangibles-Goodwill and Other (“Topic 350”): Simplifying the Test for Goodwill allows companies to apply a one-step quantitative test and, as applicable, record the amount of goodwill impairment as the excess of a reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The estimated fair value is determined on an income-based approach. Under the income-based approach, fair value is estimated using the expected present value of future cash flows as determined with the assistance of a third party. Estimating future cash flows to be generated by the reporting unit requires significant judgments and assumptions by Management including sales, operating margins, royalty rates, discount rates, and future economic conditions. The Company believes its assumptions to be consistent with those a market participant would use for valuation purposes.
Several of the Company’s tradenames and trademarks have been deemed to have an indefinite life as the Company expects to continue to use these assets for the foreseeable future. There are no limitations of a legal, regulatory or contractual nature that limit the period of time for which the Company can use these assets. The Company has the right to continue to use these assets and can continue to do so with limited cost to the Company. The effects of obsolescence, demand, competition and other economic factors are not expected to impact the indefinite life assumptions. Intangible assets not subject to amortization (indefinite-lived intangible assets) are tested for impairment at least annually, on October 1, and more frequently if an event occurs which indicates the intangible asset may be impaired. The impairment test consists of a comparison of the fair value of the intangible asset with its

ALLIANCE LAUNDRY HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024, 2023 and 2022
(Dollar amounts in thousands unless otherwise indicated)
carrying amount. An impairment loss is recognized if the carrying amount of an intangible asset exceeds its fair value in an amount equal to that excess, but not to exceed the carrying amount of the intangible asset. The fair value of the tradenames and trademarks is determined with the assistance of a third party using the relief-from-royalty method.
A considerable amount of management judgment and assumptions are required in performing the impairment tests, principally in estimating future cash flows of each reporting unit and determining the fair value of the indefinite-lived intangible assets.
There was no impairment of our indefinite-lived assets for the years ended December 31, 2024 and 2023. For the year ended December 31, 2022, the Company recorded an impairment charge of $12.0 million related to the indefinite-lived UniMac trademark, see Note 12 - Goodwill and Other Intangibles. Additionally, no impairment charges were recorded to goodwill for the years ended December 31, 2024, 2023 and 2022.
Income Taxes
The income tax provision is computed based on the pretax income included in the Consolidated Statements of Comprehensive Income. Certain items of income and expense are not recognized on the Company’s income tax returns and financial statements in the same year, which creates timing differences or are permanently disallowed. The income tax effect of these timing differences results in (1) deferred income tax assets that create a reduction in future income taxes and (2) deferred income tax liabilities that create an increase in future income taxes. Recognition of deferred income tax assets is based on management’s belief that it is more likely than not that the income tax benefit associated with temporary differences will be realized. The Company records a valuation allowance to reduce its net deferred income tax assets if, based on its assessment of future taxable income, it is more likely than not that it will not be able to use these tax benefits. The Company may have to adjust the valuation allowance if its estimate of future taxable income changes at any time. Recording such an adjustment could have a material adverse effect on the Company’s Consolidated Statements of Comprehensive Income. The Company releases income tax effects from Accumulated other comprehensive (loss)/income when individual assets or liabilities are sold, terminated or extinguished.
The Tax Cuts and Jobs Act was signed into federal law on December 22, 2017. The Act subjects a US shareholder to current tax on global intangible low-taxed income (GILTI) earned by certain foreign subsidiaries. The FASB Staff Q&A, Topic 740 No. 5, Accounting for Global Intangible Low-Taxed Income, states that an entity can make an accounting policy election to either recognize deferred taxes for temporary differences expected to reverse as GILTI in future years or provide for the tax expense related to GILTI in the year the tax is incurred. We have elected to recognize the tax on GILTI as a period expense in the period the tax is incurred.
Product Warranty Liabilities
The costs of warranty obligations are estimated and provided for at the time of sale. Standard product warranties vary from one to seven years. The standard warranty program includes replacement of defective components. Additionally, the standard warranty covers labor costs for repairs solely related to Commercial In-Home equipment. The Company also sells separately priced extended warranties associated with its commercial products. The Company recognizes extended warranty revenues over the period covered by the warranty. The reserves for standard and extended warranties are included in the table in Note 17 - Product Warranties.
Advertising Expenses
Advertising costs are expensed as incurred and are included in Selling, general and administrative expenses in the Consolidated Statements of Comprehensive Income. These costs were approximately $14.1 million, $12.2 million and $11.5 million for the year ended December 31, 2024, 2023 and 2022, respectively.
Shipping and Handling Fees and Costs
Shipping and handling fees charged to customers are reflected in Net revenues and shipping and handling expenses are reflected in Cost of sales.

ALLIANCE LAUNDRY HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024, 2023 and 2022
(Dollar amounts in thousands unless otherwise indicated)
Debt Issuance Costs and Original Issue Discount
The Company enters into new, or amends existing, credit agreements to support its operations, fund acquisitions, securitization activities, dividend distributions and other purposes. These refinancing activities and related costs, as well as any capitalized costs and original issue discounts from prior transactions, are capitalized or expensed in accordance with the debt modification and debt extinguishment accounting guidance. Debt issuance costs are amortized using the effective interest rate method or straight line when straight line approximates the effective interest rate method.
In August 2024, the Company incurred $32.8 million of fees in connection with the Credit Agreement amendment. Of these fees, $30.4 million was expensed and included in Other expenses, net in the Consolidated Statements of Comprehensive Income. The remaining $2.4 million related to the revolving credit facility and was included in Other long-term assets in the Consolidated Balance Sheets. The Company also recorded $10.4 million for original issuance discount related to the Credit Agreement, which is included in Long-term debt, net in the Consolidated Balance Sheets. Additionally, the Company wrote off a portion of the unamortized debt issuance costs and original issuance discounts related to the Prior Credit Agreement, resulting in expense of $2.8 million recorded in Other expenses, net in the Consolidated Statements of Comprehensive Income for the current period.
Foreign Currencies
The functional currency of the Company's foreign subsidiaries is the local currency in which the subsidiary operates. The Company translates the results of operations of its foreign entities using average exchange rates for each month while balance sheet accounts are translated using exchange rates at the end of each period. The Company records the foreign currency translation adjustments as a component of Accumulated other comprehensive (loss)/income. Foreign exchange transaction losses/(gains) recorded in earnings were $0.7 million, $(0.3) million, and $(0.3) million for the year ended December 31, 2024, 2023, and 2022 respectively. Additionally, foreign exchange (gains)/losses on intercompany loans of $(4.7) million, $0.5 million, and $1.9 million were recorded in earnings for the years ended December 31, 2024, 2023, and 2022, respectively, see Note 6 - Other Expenses, net for further information.
Research and Development Expenses
Research and development expenditures are expensed as incurred and are included in the Selling, general and administrative expenses in the Consolidated Statements of Comprehensive Income. Research and development costs were $22.8 million, $22.8 million and $20.3 million for the year ended December 31, 2024, 2023 and 2022, respectively.
Fair Value of Other Financial Instruments
The carrying amounts reported in the Consolidated Balance Sheets for Cash and cash equivalents, Restricted cash, Restricted cash - for securitization investors, Accounts receivable, net, Accounts receivable, net - restricted for securitization investors, Equipment financing receivables, net - restricted for securitization investors, Accounts payable and Asset backed borrowings - owed to securitization investors approximate fair value either due to the short-term nature or longer-term instruments which have interest at variable rates that re-price frequently. The fair value of interest rate swaps and commodity and foreign exchange hedges are obtained based upon third party quotes.
Current accounting guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. It also specifies a fair value hierarchy based upon the observability of inputs used in valuation techniques. Observable inputs (highest level) reflect market data obtained from independent sources while unobservable inputs (lowest level) reflect internally developed market assumptions. In accordance with the guidance, fair value measurements are classified under the following hierarchy:
•Level 1 - Quoted prices for identical instruments in active markets.

ALLIANCE LAUNDRY HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024, 2023 and 2022
(Dollar amounts in thousands unless otherwise indicated)
•Level 2 - Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-derived valuations in which all significant inputs or significant value-drivers are observable in active markets.
•Level 3 - Model-derived valuations in which one or more significant inputs or significant value-drivers are unobservable.
When available, the Company uses quoted market prices to determine fair value and classifies such measurements within Level 1. In some cases where market prices are not available, the Company makes use of observable market-based inputs to calculate fair value, in which case the measurements are classified within Level 2. If quoted or observable market prices are not available, fair value is based upon internally developed models that use, where possible, current market-based parameters such as interest rates, yield curves and currency rates. These measurements are classified within Level 3.
Fair value measurements are classified according to the lowest level input or value-driver that is significant to the valuation. A measurement may therefore be classified within Level 3 even though there may be significant inputs that are readily observable.
Derivative Financial Instruments
Changes in the fair value of derivatives are recognized in Net income or Accumulated other comprehensive income/(loss), as appropriate. The Company does not designate any of its derivatives as hedges and, as such, records all changes in fair values as a component of current earnings.
Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk include trade accounts receivable and equipment financing receivables. Concentrations of credit risk with respect to trade receivables and equipment financing receivables are limited, to a degree, by the large number of geographically diverse customers that make up the Company’s customer base. The Company controls credit risk through credit approvals, credit limits, monitoring procedures, and secured payment terms.
Stock Based Compensation
The Company issues stock-based compensation awards to employees in the form of service-based and performance-based stock options (collectively, “option awards”). The option awards are accounted for in accordance with ASC 718, Compensation: Stock Compensation (“ASC 718”), by measuring the fair value as of the grant date. Under the plan, options awards have a term of 10 years and an exercise price equal to 100% of the fair market value of the Company’s common stock at the grant date. Granted service options vest in five equal annual installments of the stated vesting commencement date with the potential for accelerated vesting upon a change in control of ALH. The Company has elected to recognize the resulting compensation costs for service-based awards on a straight-line basis over the requisite service period of the award.
Performance-based awards vest upon the occurrence of a liquidity event, defined as any of the following: (i) a Change in Control; (ii) a Public Offering; (iii) a SPAC Transaction; or (iv) a Direct Listing, and provided that our principal stockholder receives aggregate proceeds in excess of a deemed investment threshold and an internal rate of return on its investment. The Company recognizes compensation cost for these awards only when achievement of performance conditions is considered probable. Consequently, the Company’s determination of the amount of stock compensation expense requires judgement in estimating the probability of achievement of these performance conditions.
The fair value of option awards are estimated on the grant date. For performance-based awards, the Company uses a Monte-Carlo valuation simulation to measure the grant date fair value. For service-based awards, the Company uses the Black-Scholes option pricing model to measure the grant date fair value. The Black-Scholes option pricing model incorporates several key assumptions that require significant judgment, including the fair value of the underlying common stock, the risk-free interest rate, the expected term of the option, the expected volatility of

ALLIANCE LAUNDRY HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024, 2023 and 2022
(Dollar amounts in thousands unless otherwise indicated)
the Company’s common stock, and the expected dividend yield. The Black-Scholes assumptions are summarized as follows:
•Fair value of common stock - Given the absence of a public trading market, the Company has exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of our common stock, including but not limited to: (i) the results of independent third-party valuations of the Company’s common stock; (ii) the lack of marketability of the Company’s common stock; (iii) actual operating and financial results; (iv) current business conditions and projections; (v) the likelihood of achieving a liquidity event, such as an initial public offering or sale of the Company, given prevailing market conditions; and (vi) precedent transactions involving the Company’s shares.
•Risk-free interest rate - The risk-free interest rate is calculated using the average of the published interest rates of U.S. Treasury zero coupon issues with maturities that are commensurate with the expected term.
•Expected term - The expected term of stock options has been determined in all periods presented using the simplified method, which uses the midpoint between the vesting date and the contractual term, as the Company’s historical share option exercise experience does not provide a reasonable basis upon which to estimate the expected term for service-based stock options.
•Expected volatility - Expected volatility is based on an analysis of reported data for a group of guideline publicly-traded companies. For this analysis, the Company selects companies with comparable characteristics including enterprise value, risk profiles, and with historical share price information sufficient to meet the expected life of the options. The Company determines expected volatility using an average of the historical volatilities of the guideline group of companies.
•Expected dividend yield - The expected dividend yield is based on the expected annual dividend as a percentage of the market value of the Company’s common shares as of the grant date.
The Company recognizes forfeitures as they occur, and any previously recognized compensation expense is reversed in the period of the forfeiture. See Note 21 - Stock Based Compensation.
New Accounting Pronouncements Adopted
In November 2023, the FASB issued ASU No. 2023-07 Segment Reporting (“Topic 280”): Improvements to Reportable Segment Disclosures. The new guidance expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and included within each reported measure of segment profit or loss, the title and position of the CODM, and an explanation of how the CODM uses the reported measure of segment profit or loss in assessing segment performance and deciding how to allocate resources. This guidance is effective for annual disclosures in fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 31, 2024, and is to be applied retrospectively to all prior periods presented. The Company adopted ASU 2023-07 for the fiscal year ended December 31, 2024, which modified our annual disclosures but did not have an impact on the Company’s Consolidated Financial Statements.
New Accounting Pronouncements to be Adopted
In December 2023, the FASB issued ASU No 2023-09 Income Taxes (“Topic 740”): Improvements to Income Tax Disclosures Topic 740. The new guidance is intended to enhance the transparency of income tax disclosures, primarily related to rate reconciliation and income taxes paid information. This guidance is effective for fiscal years beginning after December 15, 2024. The guidance is effective on a prospective basis, though retrospective application is permitted. The Company expects the adoption of this ASU will impact only our disclosures with no impact to our consolidated financial condition or results of operations.
In November 2024, the FASB issued ASU No. 2024-03, Income Statement (Subtopic 220-40): Reporting Comprehensive Income—Expense Disaggregation Disclosures, which enhances certain disclosure requirements related to expenses (including purchases of inventory, employee compensation, depreciation, amortization, and

ALLIANCE LAUNDRY HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024, 2023 and 2022
(Dollar amounts in thousands unless otherwise indicated)
depletion) in commonly presented expense captions (such as cost of sales, selling, general and administrative expenses, and research and development). This guidance is effective for the Company for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. This ASU will only affect our disclosures and will not change the expense captions the Company presents on its Consolidated Statements of Comprehensive Income.
Note 3 – Net Revenues
Net revenues by reportable segment and major type of good or service were as follows:

	Year Ended December 31,
(in thousands)	2024	2023	2022
North America
Equipment	$911,160	$819,782	$835,100
Service parts	114,482	101,679	102,405
Equipment financing	48,142	42,906	29,347
Other	35,350	32,395	28,442
Total North America Net revenues	1,109,134	996,762	995,294

International
Equipment	350,824	322,563	335,986
Service parts	41,880	39,254	38,107
Equipment financing	552	821	1,006
Other	6,050	5,754	5,884
Total International Net revenues	399,306	368,392	380,983

Total Net revenues	$1,508,440	$1,365,154	$1,376,277
Equipment and service parts
The Company offers a full line of stand-alone laundry washers and dryers and related service parts. These products range from small residential washers and dryers to large commercial laundry equipment. Revenue from equipment and service part sales is recognized when the Company satisfies a performance obligation by transferring control of a product to a customer. Transfer of control generally takes place upon shipment to the customer. Revenue is measured based on the consideration that the Company expects to be entitled to in exchange for the products transferred. Sales are generally made with 30 – 120 day terms. The resulting receivables are recorded on the Consolidated Balance Sheet under Accounts receivable, net and Accounts receivable, net - restricted for securitization investors for those receivables that are sold to a securitization entity.
Sales incentive programs such as cash discounts, customer promotional allowances, and volume rebates are used to promote the sale of equipment and other products. The Company estimates its variable consideration related to sales incentive programs using the most likely amount. Revenues are recorded net of sales incentive allowances, and are based on factors specific to each customer’s program such as expected sales volume and rebate percentages. The Company maintains an accrual at the end of each period for the unpaid amount the customer is expected to earn related to such programs. As of December 31, 2024 and 2023, the related accrual balances were $23.1 million and $21.9 million, respectively. The accruals are recorded in Other current liabilities in the Consolidated Balance Sheet.
Shipping and handling costs associated with freight after control of a product has transferred to a customer are accounted for as fulfillment costs. The Company accrues for the shipping and handling costs in the same period that the related revenue is recognized.

ALLIANCE LAUNDRY HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024, 2023 and 2022
(Dollar amounts in thousands unless otherwise indicated)
The Company offers standard, limited warranties on its products. These warranties provide assurance that the product will function as expected and are not separate performance obligations. The Company accounts for estimated warranty costs as a liability when control of the product transfers to the customer.
The Company sells an extended warranty to its customers that is a separate performance obligation as the Company stands by ready to perform additional warranty work not covered by the standard warranty. The Company defers the extended warranty revenue until the period covered by the extended warranty begins, and then recognizes extended warranty revenue ratably over the coverage period. The extended warranty contract liability was $1.0 million and $0.9 million as of December 31, 2024 and 2023, respectively.
The Company collects and remits taxes assessed by different governmental authorities that are both imposed on and concurrent with revenue producing transactions between the Company and its customers. The Company excludes these taxes from Net revenues.
Equipment financing
The Company offers an equipment financing program to end-customers who are primarily laundromat owners, in order to finance their purchase of new equipment. Typical terms for equipment financing receivables range from two to ten years. Interest income on finance receivables is recorded as earned over the life of the loan. See Note 8 - Securitization Activities for further discussion regarding asset-backed financing.
Other
Other revenue consists primarily of company-owned laundromat proceeds, scrap sale and field service revenue. Revenue from these sources is typically recognized at point of sale or when the service is performed. Additionally, other revenue includes sales of our digital products under distinct subscription agreements. The Company records revenue for digital product subscriptions ratably over the subscription coverage period.
Note 4 - Acquisitions
On July 1, 2024, the Company paid cash to acquire certain assets net of liabilities of Star Distributing Commercial Laundry Equipment, Inc. (“Star Distributing”), a leader in providing solutions for on-premises laundries, laundromats, and multi-housing applications and its parts business in Nashville, Tennessee. Prior to the acquisition, the Company had a preexisting relationship with Star Distributing in the normal course of business. At the acquisition date, the Company had a receivable of $1.1 million that was settled in connection with the acquisition.
On September 1, 2024, the Company paid cash to acquire certain assets net of liabilities of L&R Laundry, LLC DBA Alliance Laundry Equipment (“L&R Laundry”), a premier provider of solutions for on-premises laundries and laundromats, headquartered in Salt Lake City, Utah. Prior to the acquisition, the Company had a preexisting relationship with L&R Laundry in the normal course of business. At the acquisition date, the Company had a receivable of $2.1 million that was settled in connection with the acquisition.
On October 1, 2024, the Company paid cash to acquire certain assets net of liabilities of Bestway Distributing Company (“Bestway”), a leading distributor of on-premises laundry equipment in Corona, California. Prior to the acquisition, the Company had a preexisting relationship with Bestway in the normal course of business. At the acquisition date, the Company had a receivable of $0.2 million that was settled in connection with the acquisition.
The purchase price allocation for these acquisitions is complete.
On November 1, 2023, the Company paid cash to acquire certain assets net of liabilities of Statewide Machinery, Inc. (“Statewide”), a leader in providing solutions for on-premises laundries, laundromats, and multi-housing applications in Northern Pennsylvania, as well as Buffalo, Syracuse, Rochester and Albany, New York and is headquartered in Batavia, New York. Prior to the acquisition, the Company had a preexisting relationship with Statewide in the normal course of business. At the acquisition date, the Company had a receivable of $1.5 million that was settled in connection with the acquisition.

ALLIANCE LAUNDRY HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024, 2023 and 2022
(Dollar amounts in thousands unless otherwise indicated)
On July 1, 2023, the Company paid cash to acquire certain assets net of liabilities of Dynamic Laundry Systems, Inc. (“DSS”), a distributor with more than three decades of experience in providing commercial laundry solutions in the Pacific Northwest and is headquartered in Kirkland, Washington. Prior to the acquisition, the Company had a preexisting relationship with DSS in the normal course of business. At the acquisition date, the Company had a receivable of $0.6 million that was settled in connection with the acquisition.
On April 1, 2023, the Company paid cash to acquire certain assets net of liabilities of Taylor Houseman, Inc. (“Taylor Houseman”), distributor with more than two decades of experience in providing commercial laundry solutions in the Northern California area and is headquartered in Pittsburg, California. Prior to the acquisition, the Company had a preexisting relationship with Taylor Houseman in the normal course of business. At the acquisition date, the Company had a receivable of $0.03 million that was settled in connection with the acquisition.
During 2022, we completed business combinations that were immaterial to the consolidated financial statements for an aggregate purchase price of $8.6 million.
The following table summarizes the aggregate purchase price allocation of the estimated fair value of assets acquired and liabilities assumed as of the acquisition date for these acquisitions.

	Year Ended December 31,
(in thousands)	2024	2023
Total purchase price	$29,697	$16,816

Allocation of purchase price:
Assets acquired:
Accounts receivables	2,102	1,992
Inventories, net	4,126	3,486
Property, plant, and equipment, net	706	1,129
Intangible assets - customer relationships	12,500	5,500
Total assets acquired	$19,434	$12,107

Total liabilities assumed	1,021	1,331
Total net assets acquired	$18,413	$10,776
Goodwill	11,284	6,040
Total purchase price allocation	$29,697	$16,816
Goodwill and Intangible assets related to acquisitions are included in the North America reportable segment and are deductible for tax purposes over a 15 year period. The acquired customer relationship intangible assets were assigned a useful life of seven years. Goodwill recognized in connection with these acquisitions reflects the strategic and synergistic benefits expected be realized.
From the date of acquisition through December 31, 2024, the Consolidated Statements of Comprehensive Income reflected contributions from companies acquired during the year of approximately $8.2 million in Net revenues and $0.1 million in Net income. From the date of acquisition through December 31, 2023, the Consolidated Statements of Comprehensive Income reflected contributions from companies acquired during the year of approximately $10.8 million in Net revenues and $1.8 million in Net income. The acquisitions completed during 2024 and 2023 were immaterial to the consolidated financial statements.

ALLIANCE LAUNDRY HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024, 2023 and 2022
(Dollar amounts in thousands unless otherwise indicated)
Note 5 - Other Costs
The following table presents a summary of Other costs as shown in the Consolidated Statements of Comprehensive Income.

	Year Ended December 31,
(in thousands)	2024	2023	2022
Restructuring expenses	$—	$—	$793
Asset impairments	—	—	12,633
Other	494	—	—
Total Other costs	$494	$—	$13,426
See Note 12 - Goodwill and Other Intangibles regarding the Company’s asset impairments.
Note 6 - Other Expenses, net
The following table presents a summary of Other expenses, net, as shown in the Consolidated Statements of Comprehensive Income.

	Year Ended December 31,
(in thousands)	2024	2023	2022
Foreign exchange (gains)/losses on intercompany loans	$(4,654)	$484	$1,931
Debt issuance cost write-offs and amendment expenses	28,030	—	223
Non-service components of net periodic pension expense/(benefit)	—	337	(732)
Pension settlement loss	$—	$7,011	$4,619
Other expenses, net	$23,376	$7,832	$6,041
Foreign exchange (gains)/losses on intercompany loans result from intercompany loans where the lender or borrower’s functional currency differs from the loan denomination currency. During 2023, the Company completed termination proceedings for the pension plan and recognized a settlement loss of $7.0 million and $4.6 million for the years ended December 31, 2023 and 2022, respectively. See Note 18 - Pensions and Other Employee Benefits for further information.
Note 7 - Asset Backed Facilities
Securitized Equipment Financing
The Company maintains an internal financing organization primarily to assist end-user laundromat locations in financing Company branded equipment through the Company’s distributors in the United States and Canada. Alliance Laundry originates and administers the sale of equipment financing receivables through a special-purpose bankruptcy remote subsidiary, Alliance Laundry Equipment Receivables 2015 LLC (“ALER 2015”), and a trust (a qualified special purpose entity or “QSPE”), Alliance Laundry Equipment Receivables Trust 2015-A (“ALERT 2015A”). These transactions are financed by a revolving credit facility (the “Asset Backed Equipment Facility”) backed by equipment financing receivables originated by the Company. Alliance Laundry is permitted, from time to time, to sell certain equipment financing receivables to its special-purpose subsidiary, which in turn transfers them to the trust. On June 30, 2022 the Company entered the Seventh Amendment to the Asset Backed Equipment Facility to extend the term of the agreement until June 30, 2025. As a result, the Company incurred $1.2 million of fees which were capitalized and included in Debt issuance costs, net in the Consolidated Balance Sheets. These costs are being amortized over the three-year life of the facility, which approximates the effective interest method. On June 25, 2024, the Company entered into a Facility Limit Increase Agreement to increase the facility limit from a lender committed amount of $430.0 million to $460.0 million. On August 19, 2024, the Company entered the Eighth Amendment to the Asset Backed Equipment Facility to align the terms and financial covenants with the Credit Facility (see Note 13 - Derivative Financial Instruments).

ALLIANCE LAUNDRY HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024, 2023 and 2022
(Dollar amounts in thousands unless otherwise indicated)
The trust finances the acquisition of equipment financing receivables through borrowings under the Asset Backed Equipment Facility in the form of funding notes which are limited to an advance rate of approximately 88%. Additional advances under the Asset Backed Equipment Facility are subject to certain continuing conditions, including but not limited to: (i) covenant restrictions relating to the weighted average life, weighted average interest rate and the amount of fixed rate equipment financing receivables held by the trust; (ii) the absence of a rapid amortization event or event of default, as defined; (iii) the Company’s compliance, as servicer, with certain financial covenants and (iv) no event having occurred which materially and adversely affects the Company’s operations.
The risk of loss to the note purchasers under the Asset Backed Equipment Facility resulting from default or dilution on equipment financing receivables is mitigated by credit enhancement provided by the Company in the form of cash reserves and over-collateralization. The Company also retains the servicing rights and receives a monthly servicing fee for the equipment financing receivables sold at a 1.0% annual rate of the aggregate balance of such equipment financing receivables.
Under the Asset Backed Equipment Facility, interest payments on the variable funding notes are paid monthly at an interest rate equal to the daily simple SOFR (“Secured Overnight Financing Rate”) rate with an adjustment spread of 10 basis points plus a margin of 120 basis points, which was equivalent to 5.8% at December 31, 2024. If an event of default occurs, the otherwise applicable interest rate for the Asset Backed Equipment Facility will be increased by an amount equal to 200 basis points per annum. The lenders also earn an unused facility fee of 0.35% of the unfunded portion of each lender's commitment amount prior to a rapid amortization event or event of default.
After June 30, 2025, the trust will not be permitted to request new borrowings, and the outstanding borrowings will amortize over a period of two and a half years with any remaining balance due at maturity.
The equipment financing receivables typically have interest rates ranging primarily from Prime plus 0.49% to Prime plus 4.75% for variable rate equipment financing receivables and 4.00% to 11.50% for fixed-rate equipment financing receivables. The average interest rate for all equipment financing receivables at December 31, 2024 was 8.84% with terms ranging primarily from two to twelve years. The weighted-average remaining expected life of equipment financing receivables held by the trust was approximately 3.40 years at December 31, 2024. All equipment financing receivables allow the holder to prepay outstanding principal amounts without penalty.
Securitized Receivables Financing
Alliance Laundry, through a special-purpose bankruptcy remote subsidiary, Alliance Laundry Trade Receivables LLC (“ALTR LLC”), utilizes a revolving credit facility (the “Asset Backed Trade Receivables Facility”) backed by trade receivables originated by the Company. Under the Asset Backed Trade Receivables Facility, Alliance Laundry originates and simultaneously sells its trade receivables to its special-purpose subsidiary. On October 9, 2020, the Company entered into an amendment to the Asset Backed Trade Receivables Facility to extend the term of the agreement until December 8, 2022. On June 30, 2022, the Company entered an amendment to the Asset Backed Trade Receivables Facility to extend the term of the agreement until June 30, 2025, and increase the facility limit of $100.0 million to $120.0 million. The Company incurred $0.3 million of fees in connection with the amendment which were capitalized and included in Debt issuance costs, net in the Consolidated Balance Sheets. These costs are being amortized over three-year revolving life of the facility, which approximates the effective interest method.
The risk of loss to the trade receivables under the Asset Backed Trade Receivables Facility resulting from default or dilution on trade receivables is mitigated by credit enhancement provided by the Company in the form of over-collateralization.
Under the Asset Backed Trade Receivables Facility, interest payments on the variable funding notes are paid monthly at an interest rate equal to the daily 1-month SOFR rate with an adjustment spread of 10 basis points plus a margin of 110 basis points, which was 5.5% as of December 31, 2024. The lender also earns an unused facility fee of 0.35% of the unfunded portion of each lender’s commitment amount.
After June 30, 2025, ALTR LLC will not be permitted to request new borrowings, and the outstanding borrowings will amortize over 180 days with any remaining balance due at maturity.

ALLIANCE LAUNDRY HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024, 2023 and 2022
(Dollar amounts in thousands unless otherwise indicated)
Additional advances under the Asset Backed Facilities are subject to certain continuing conditions, including but not limited to: (i) covenant restrictions relating to the weighted average life, weighted average interest rate and the amount of fixed rate equipment financing receivables held by the trust; (ii) the absence of a rapid amortization event or event of default, as defined; (iii) the Company’s compliance, as servicer, with certain financial covenants and (iv) no event having occurred which materially and adversely affects the Company’s operations.
The variable funding notes issued under the Asset Backed Facilities will commence amortization, and borrowings under the Asset Backed Facilities will cease prior to the end of the Revolving Period, or June 30, 2025, upon the occurrence of certain “rapid amortization events” which include: (i) a borrowing base shortfall exists and remains uncured; (ii) delinquency, dilution, or default ratios on pledged receivables and equipment financing receivables exceeding certain specified ratios in any given month; (iii) the days sales outstanding on receivables exceed a specified number of days; (iv) the occurrence and continuance of an event of default or servicer default under the Asset Backed Facilities, including but not limited to, as servicer, a material adverse change in our business or financial condition and the Company’s compliance with certain required financial covenants; and (v) a number of other specified events. As of December 31, 2024, no rapid amortization events have occurred.
All the residual beneficial interests in the trust and ALTR LLC and cash flows remaining from the pool of receivables after payment of all obligations under the Asset Backed Facilities will accrue to the benefit of Alliance Laundry. The Company provides no support or recourse for the risk of loss relating to default on the assets transferred to the trust and ALTR LLC except for the retained interests and amounts of the letters of credit outstanding from time to time as credit enhancement.
The Company follows accounting standards relating to the consolidation of variable interest entities and accounting for transfers of financial assets. In evaluating the variable interest entity accounting guidance, the Company evaluated if the trust should be consolidated. The Company has concluded that it is the primary beneficiary of the trust as (1) it has the power to direct the activities of the trust that most significantly impact the trust's economic performance and (2) the Company has the obligation to absorb losses or the right to receive benefits that could potentially be significant to the trust. As a result, the Company consolidates the trust in our financial statements.
Note 8 - Securitization Activities
The following lines of the Company’s Consolidated Balance Sheets are specific to the Company’s securitization and are restricted for securitization investors only:
•Restricted cash - for securitization investors
•Accounts receivable, net - restricted for securitization investors
•Equipment financing receivables, net - restricted for securitization investors (current and long-term)
•Asset backed borrowings - owed to securitization investors (current and long-term)
Certain aspects of the Company’s retained interest in the assets of the trust constitute intercompany positions which are eliminated in the preparation of the Company’s Consolidated Balance Sheets. Trust receivables underlying the Company’s retained interest are recorded in Accounts receivable, net - restricted for securitization investors and Equipment financing receivables, net - restricted for securitization investors.

ALLIANCE LAUNDRY HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024, 2023 and 2022
(Dollar amounts in thousands unless otherwise indicated)
Restricted Cash - for Securitization Investors
To protect the noteholders of the trust, additional collateral in the form of a cash reserve equal to 1.0% of the equipment financing receivable balances is maintained as well as a yield account for lower fixed rate loans. Additionally, collection accounts to facilitate the collection and disbursement of funds are maintained separately for accounts receivable and equipment financing receivables. The following table presents the components of restricted cash for securitization investors.

(in thousands)	December 31, 2024	December 31, 2023
Cash reserve accounts	$5,217	$4,802
Collection accounts - accounts receivable	1,579	1,896
Collection accounts - equipment financing receivables	20,163	17,449
Restricted cash - for securitization investors	$26,959	$24,147
Securitization Activities
The Company transfers accounts receivable and equipment financing receivables to its special-purpose bankruptcy remote subsidiaries in the ordinary course of business as part of its ongoing securitization activities. The Company receives a combination of cash and residual interests in the transferred assets in its securitization transactions.
The following table presents the Company’s residual interests in Accounts Receivable - restricted for securitization investors.

(in thousands)	December 31, 2024	December 31, 2023
Accounts receivable - restricted for securitization investors	$132,017	$142,522
Less: Allowance for accounts receivable credit losses	(1,957)	(2,171)
Accounts receivable, net - restricted for securitization investors	130,060	140,351
Less: Asset backed borrowings - owed to securitization investors	(93,772)	(99,040)
Company's residual interest in securitized accounts receivable	$36,288	$41,311
The following table presents the Company’s residual interests in Equipment financing receivables, net - restricted for securitization investors.

	December 31, 2024		December 31, 2023
(in thousands)	Current	Long-term	Current	Long-term
Equipment financing receivables - restricted for securitization investors	$88,901	$422,054	$77,858	$380,131
Less: Allowance for equipment financing receivables credit losses	(613)	(4,382)	(351)	(839)
Equipment financing receivables, net - restricted for securitization investors	88,288	417,672	77,507	379,292
Less: Asset backed borrowings - owed to securitization investors	(77,090)	(382,910)	(68,237)	(347,959)
Company's residual interest in securitized equipment financing receivables	$11,198	$34,762	$9,270	$31,333

ALLIANCE LAUNDRY HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024, 2023 and 2022
(Dollar amounts in thousands unless otherwise indicated)
Asset Backed Borrowings - Owed to Securitization Investors
The asset backed borrowings owed to securitization investors in the Company’s Consolidated Balance Sheets represents the third-party noteholders’ interest in accounts receivable and equipment financing receivables. The following table presents the future minimum payments on asset backed borrowings.

Year	Related to Trade Receivables	Related to Equipment Financing Receivables	Total Securitization Debt
2025	$93,772	$77,090	$170,862
2026	—	73,307	73,307
2027	—	68,049	68,049
2028	—	61,503	61,503
2029	—	54,668	54,668
Thereafter	—	125,383	125,383
Securitization Debt	$93,772	$460,000	$553,772
Credit Quality of Equipment Financing Receivables
Past due balances of equipment financing receivables represent the principal balance of loans and leases held with any payment amounts between 30 and 89 days past the contractual payment due date. Non-performing equipment financing receivables represent loans and leases that are generally more than 89 days delinquent. Non-performing receivables are included in the estimate of expected credit losses. The allowance is measured on a collective basis for equipment financing receivables with similar risk characteristics. The Company does not accrue interest income on non-performing equipment financing receivables. Finance income for non-performing equipment financing receivables is recognized on a cash basis.
The following table, shown in thousands, presents credit quality disclosures and an aging analysis of past due, non-performing and current equipment financing receivables by class and vintage:

December 31, 2024	2024	2023	2022	2021	2020	Prior	Total
Securitized
30-59 Days	$1,022	$234	$275	$49	$55	$126	$1,761
60-89 Days	371	842	—	759	—	$132	2,104
Total past due accruing	1,393	1,076	275	808	55	$258	3,865
Current	173,629	134,152	81,055	48,562	24,282	$37,260	498,940
Over 89 Days non-performing	615	3,227	1,231	1,262	618	$1,197	8,150
Total Securitized	$175,637	$138,455	$82,561	$50,632	$24,955	$38,715	$510,955
Current period gross charge-offs	—	277	66	115	42	$384	884

Unsecuritized
30-59 Days	$—	$—	$—	$49	$—	$28	$77
60-89 Days	—	—	—	—	—	11	11
Total past due accruing	—	—	—	49	—	39	88
Current	1,308	60	1,792	3,275	76	5,527	12,038
Over 89 Days non-performing	—	27	310	414	—	248	999
Total Unsecuritized	$1,308	$87	$2,102	$3,738	$76	$5,814	$13,125
Current period gross charge-offs	—	—	6	302	38	387	733

ALLIANCE LAUNDRY HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024, 2023 and 2022
(Dollar amounts in thousands unless otherwise indicated)

December 31, 2023	2023	2022	2021	2020	2019	Prior	Total
Securitized
30-59 Days	$834	$1,170	$2,001	$6	$404	$176	$4,591
60-89 Days	102	1,014	620	—	—	$38	1,774
Total past due accruing	936	2,184	2,621	6	404	$214	6,365
Current	169,192	108,932	64,809	39,086	45,800	$19,542	447,361
Over 89 Days non-performing	1,034	228	1,009	278	480	$1,234	4,263
Total Securitized	$171,162	$111,344	$68,439	$39,370	$46,684	$20,990	$457,989
Current period gross charge-offs	$—	$—	$4	$14	$87	$302	$407

Unsecuritized
30-59 Days	$—	$19	$46	$12	$24	$16	$117
60-89 Days	—	—	—	—	27	—	27
Total past due accruing	—	19	46	12	51	16	144
Current	158	2,596	5,385	4,163	2,311	3,515	18,128
Over 89 Days non-performing	—	353	889	63	261	458	2,024
Total Unsecuritized	$158	$2,968	$6,320	$4,238	$2,623	$3,989	$20,296
Current period gross charge-offs	$—	$—	$1	$17	$72	$122	212
The Company elected to exclude accrued interest receivable from the amortized cost basis. At December 31, 2024 and 2023, accrued interest was $2.2 million and $2.3 million, respectively, which we report in Prepaid expenses and other current assets in the Consolidated Balance Sheets. The Company’s securitized equipment financing receivable losses, on a total portfolio basis, as a percentage of average balances outstanding were 0.2%, 0.1% and 0.1% for each of the years ended December 31, 2024, 2023 and 2022.
The following table presents activity in the allowance for losses related to equipment financing receivables held on the Consolidated Balance Sheets.

(in thousands)	Balance at Beginning of Period	Current Period Provision	Actual Write-Off’s	Recoveries	Impact of Foreign Exchange Rates	Balance at End of Period
Unsecuritized Equipment Financing Receivables Portfolio
Period ended:
December 31, 2024	$1,340	332	(733)	4	(51)	$892
December 31, 2023	$1,147	285	(212)	83	37	$1,340
December 31, 2022	$1,228	101	(177)	51	(56)	$1,147

Securitized Equipment Financing Receivables Portfolio - restricted for securitization investors
Period ended:
December 31, 2024	$1,190	4,660	(884)	29	—	$4,995
December 31, 2023	$691	900	(407)	6	—	$1,190
December 31, 2022	$438	650	(419)	22	—	$691

ALLIANCE LAUNDRY HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024, 2023 and 2022
(Dollar amounts in thousands unless otherwise indicated)
Other Trust Items
The Company incurred $1.5 million and $3.4 million of capitalized debt issuance costs, associated with the refinancing of Asset Backed Facilities in 2022 and 2020, respectively. The following table presents the amortization expense and extinguishment of debt issuance costs.

	Year Ended December 31,
(in thousands)	2024	2023	2022
Amortization expense and extinguishment of debt issuance costs	$703	$703	$1,415
Note 9 - Inventories
The following table summarizes our inventories as of December 31, 2024 and 2023:

(in thousands)	2024	2023
Finished goods	$63,528	$63,989
Raw materials	52,948	57,697
Work in process	18,007	17,737
Inventories, net	$134,483	$139,423
Note 10 - Property, Plant and Equipment
The following table summarizes our Property, Plant and Equipment as of December 31, 2024 and 2023:

(in thousands)	2024	2023
Land	$9,941	$10,069
Buildings and leasehold improvements	149,651	146,562
Finance leases	2,206	1,744
Machinery and equipment	331,925	314,806
	493,723	473,181
Less: accumulated depreciation	(272,132)	(242,966)
	221,591	230,215
Construction in progress	26,750	15,376
Total Property, plant and equipment, net	$248,341	$245,591
Depreciation expense was $39.7 million, $38.6 million and $37.8 million for the years ended December 31, 2024, 2023 and 2022, respectively.
Note 11 - Leases
We lease certain property, information technology equipment, warehouse equipment, vehicles and other equipment through operating leases. We recognize a lease liability and corresponding right-of-use (“ROU”) asset based on the present value of lease payments. To determine the present value of lease payments for our leases, we use our incremental borrowing rate based on information available on the lease commencement date. Our lease agreements may include options to extend or terminate the lease. When it is reasonably certain that we will exercise an option, we include the option in the recognition of ROU assets and lease liabilities. The Company used the short-term lease practical expedient which permits the Company to not capitalize leases with a term equal to or less than 12 months.
The Company has elected a practical expedient that allows it to include fixed non-lease components of lease payments for the purpose of calculating lease right-of-use assets and liabilities. Non-lease components that are not fixed are expensed as incurred as variable lease payments.

ALLIANCE LAUNDRY HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024, 2023 and 2022
(Dollar amounts in thousands unless otherwise indicated)
The Company’s lease agreements do not provide an implicit rate to determine the present value of lease payments. As such, the Company uses its incremental borrowing rate to determine the present value of lease payments. The Company derives its incremental borrowing rate from information available at the lease commencement date, which represents a collateralized rate of interest the Company would have to pay to borrow over a similar term an amount equal to the lease payments in a similar economic environment.
We sublease certain real estate to third parties. Our sublease portfolio consists of operating leases, resulting in a nominal amount of sublease income for the year ended December 31, 2024 and 2023.
The components of lease expense were as follows:

(in thousands)	December 31, 2024	December 31, 2023
Operating lease expense	$7,181	$7,142
Variable lease expense	1,751	1,511
Short-term lease expense	2,284	1,252
Total Operating lease expense	$11,216	$9,905
The variable lease expenses generally include common area maintenance, property taxes and mileage.
Supplemental information related to leases was as follows:

(in thousands)	December 31, 2024	December 31, 2023
Operating Leases
Operating lease right-of-use assets	$17,080	$19,287
Current liabilities	5,502	5,776
Long-term liabilities	12,549	14,614

Weighted average remaining lease term
Operating leases	4.1	4.6

Weighted Average discount rates
Operating leases	5.6%	5.5%

Supplemental Cash Flow Information
Cash paid for amounts included in the measurement of Operating lease liabilities	6,112	3,950

Operating lease ROU assets obtained in the exchange for Operating lease liabilities	4,703	3,009

ALLIANCE LAUNDRY HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024, 2023 and 2022
(Dollar amounts in thousands unless otherwise indicated)
Maturities of operating lease liabilities were as follows:

(in thousands)	December 31, 2024
Amounts Due In
2025	$6,463
2026	4,946
2027	3,732
2028	2,086
2029	1,457
Thereafter	1,713
Total lease payments	20,397
Less: Imputed interest	(2,346)
Total	$18,051
Note 12 - Goodwill and Other Intangibles
Other Intangibles
The following table presents a summary of identifiable intangible assets as of December 31, 2024.

(in thousands)	Gross Amount	Accumulated Amortization	Net Amount	Weighted Average Life Remaining
Identifiable intangible assets:
Trademarks and tradenames, indefinite lives	$407,005	$—	$407,005	Indefinite
Trademarks and tradenames, definite lives	14,207	9,017	5,190	4.50 years
Customer agreements and distributor network	733,657	358,769	374,888	9.02 years
Engineering and manufacturing designs and processes	64,382	60,053	4,329	0.67 years
Patents	644	452	192	9.31 years
Computer software and other	16,016	13,954	2,062	3.76 years
	$1,235,911	$442,245	$793,666
The Company’s trademarks and tradenames have renewal terms and the costs to renew these intangible assets are expensed as incurred. At December 31, 2024, the trademarks have a weighted average time until the next renewal of 4.54 years.

ALLIANCE LAUNDRY HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024, 2023 and 2022
(Dollar amounts in thousands unless otherwise indicated)
The following table presents a summary of identifiable intangible assets as of December 31, 2023.

(in thousands)	Gross Amount	Accumulated Amortization	Net Amount	Weighted Average Life Remaining
Identifiable intangible assets:
Trademarks and tradenames, indefinite lives	$407,005	$—	$407,005	Indefinite
Trademarks and tradenames, definite lives	15,302	8,208	7,094	5.50 years
Customer agreements and distributor network	729,562	320,680	408,882	10.05 years
Engineering and manufacturing designs and processes	65,660	54,788	10,872	1.67 years
Patents	644	420	224	9.84 years
Computer software and other	15,435	13,600	1,835	4.10 years
	$1,233,608	$397,696	$835,912
The Company’s indefinite-lived intangible assets are the Speed Queen, Huebsch and UniMac trademarks, which were assigned a value resulting from the BDT Transaction in 2015. The trademarks were determined to have an indefinite useful life as the Company expects to continue to use these assets for the foreseeable future.
The indefinite-lived trademarks are tested for impairment at least annually and more frequently if an event occurs which indicates the intangible asset may be impaired. The Company performs the annual impairment test of its indefinite-lived intangible assets on October 1 of each year and more frequently if an event occurs which indicates intangible assets may be impaired. The impairment test consists of a comparison of the fair value of the intangible asset with its carrying value amount. An impairment loss is recognized if the carrying amount of an intangible asset exceeds its fair value in an amount equal to that excess, but not to exceed the carrying amount of the intangible asset. The fair value of the tradenames and trademarks is determined with the assistance of a third party using the relief-from-royalty method.
Based on the impairment tests, the Company did not record an impairment charge for the years ended December 31, 2024 and 2023. However, during the year ended December 31, 2022, the Company evaluated market changes related to the UniMac distribution network and as a result reduced the long-term growth rates of the financial forecast and the license royalty rate utilized in the valuation. Additionally, the discount rate increased as a result of macroeconomic factors, including rising risk free interest rates. As a result, the Company calculated a fair value of $59.0 million for the UniMac trademark, which was less than carrying value of $71.0 million. Consequently, the Company recorded an impairment charge of $12.0 million in Other costs in the Consolidated Statements of Comprehensive Income for the year ended December 31, 2022. The fair values of the Speed Queen and Huebsch trademarks were in excess of their carrying values as of December 31, 2024, 2023 and 2022.
Amortization expense of the Company’s definite-lived intangibles consisted of the following.

	Year Ended December 31,
(in thousands)	2024	2023	2022
Amortization expense	$50,515	$50,151	$49,491
Estimated amortization expense for existing definite-lived intangible assets beginning in 2025 is expected to be approximately $48.4 million, $44.0 million, $43.8 million, $42.6 million and $41.4 million for each of the years in the succeeding five-year period ending December 31, 2029. Estimated amortization expense can be affected by various factors including future acquisitions or divestitures of trademark, licensing or distribution rights.

ALLIANCE LAUNDRY HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024, 2023 and 2022
(Dollar amounts in thousands unless otherwise indicated)
Goodwill
The following table presents the changes in carrying amount of goodwill by reporting unit. There has been no goodwill allocated to the Retail Operations or Latin America reporting units, therefore these reporting units have been excluded from this presentation.

(in thousands)	North America	Europe	Asia	Middle East & Africa	Consolidated
Balance, December 31, 2022(1)	$580,420	$52,716	$14,329	$8,990	$656,455
Goodwill acquired	6,041	—	—	—	6,041
Measurement period adjustments	(3,154)	—	—	—	(3,154)
Currency translation	—	722	12	36	770
Balance, December 31, 2023(1)	$583,307	$53,438	$14,341	$9,026	$660,112
Goodwill acquired	11,284	—	—	—	11,284
Measurement period adjustments	(34)	—	—	—	(34)
Currency translation	—	(4,481)	(75)	(226)	(4,782)
Balance, December 31, 2024(1)	$594,557	$48,957	$14,266	$8,800	$666,580
__________________
(1)The carrying amount of goodwill is presented net of accumulated impairment losses of $95.8 million, $104.1 million, and $102.7 million as of December 31, 2024, 2023 and 2022, respectively.
On October 1 of each year, and more frequently if an event occurs which indicates goodwill may be impaired, the Company performs an annual impairment test of its goodwill. Based on the impairment tests, the Company did not record an impairment charge for the years ended December 31, 2024, 2023 or 2022.
Note 13 - Derivative Financial Instruments
Derivative instruments are accounted for at fair value. The accounting for changes in the fair value of a derivative depends on the intended use, designation and type of the derivative instrument. The Company does not designate any of its derivatives as hedges and, as such, records all changes in fair values as a component of earnings.
Using derivative instruments means assuming counterparty credit risk. Counterparty credit risk relates to the loss the Company could incur if a counterparty were to default on a derivative contract. The Company primarily deals with investment grade counterparties and monitors its overall credit risk and exposure to individual counterparties. The Company does not anticipate nonperformance by any counterparties. The amount of counterparty credit exposure is the unrealized gains, if any, on such derivative contracts. The Company does not require, nor does it post collateral, or security, on such contracts.
The Company is exposed to certain risks relating to its ongoing business operations. As a result, the Company enters into derivative transactions to manage these exposures. The primary risks managed through the use of derivative instruments are fluctuations in interest rates, foreign currency exchange rates and commodity prices. Fluctuations in these rates and prices can affect the Company’s operating results and financial condition. The Company manages the exposure to these market risks through operating and financing activities and through the use of derivative financial instruments. The Company does not enter into derivative financial instruments for trading or speculative purposes.
Interest Rate Risk
Borrowings outstanding under the Term Loan totaled $2,075 million at December 31, 2024. Borrowings under the Term Loan bear interest, at the option of Alliance Laundry, at a rate equal to an applicable margin plus (a) the adjusted base rate or (b) the eurocurrency rate (both rates as defined in the Credit Agreement). The applicable margins for the Term Loan are currently 2.50% with respect to adjusted base rate loans and 3.50% with respect to eurocurrency loans. An assumed 10% increase/decrease in the SOFR interest rate in effect at December 31, 2024 would increase/decrease annual interest expense by $6.4 million on the non-hedged portion of the borrowing. See

ALLIANCE LAUNDRY HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024, 2023 and 2022
(Dollar amounts in thousands unless otherwise indicated)
Note 19 - Debt for further information regarding the 2023 Amendment replacing the use of LIBOR with Term SOFR as the benchmark rate as a result of the benchmark transition event that took place on April 1, 2023.
Effective September 3, 2024, the Company entered into a $600.0 million interest rate swap agreement to hedge a portion of our interest rate risk related to our long-term borrowings. Under the swap, which matures on September 1, 2027, the Company pays a fixed rate of 3.61% and receives or pays monthly interest payments based upon a comparison to the one-month SOFR rate.
Effective August 24, 2018, the Company entered into four separate $100.0 million interest rate swap agreements with various banks to hedge a portion of our interest rate risk related to our long-term borrowings. Under these swaps, which matured on September 3, 2024, the Company pays a fixed rate ranging from 2.76% to 2.77% and receives or pays monthly interest payments based upon a comparison to the one-month LIBOR rate. During the first quarter of 2023, the Company amended or replaced the existing interest rate swaps to replace the use of LIBOR with Term SOFR effective starting April 3, 2023.
Interest rate caps are in place as part of the Asset Backed Facilities to limit the Company’s exposure to interest rate increases which may adversely affect the overall performance of the Company’s equipment financing activities. The interest rate cap strike rates are 5.30%, 5.19% and 5.00%.
Foreign Currency Risk
The Company has manufacturing, sales, and distribution facilities in the Czech Republic, China and Thailand. The Company also has various sales and distribution facilities in Brazil, France, Spain, Italy, Germany and the United Arab Emirates. The Company also makes investments and enters into transactions denominated in foreign currencies. The vast majority of the Company’s international sales from its domestic operations are denominated in U.S. dollars. However, the Company is exposed to transactional and translational foreign exchange risk related to its foreign operations.
Regarding transactional foreign exchange risk, the Company from time to time enters into certain forward exchange contracts to reduce the variability of the earnings and cash flow impacts of foreign denominated receivables and payables. The Company does not designate these contracts as hedge transactions. Accordingly, the mark-to-market impact of these contracts is recorded each period to current earnings. At December 31, 2024, and 2023, the Company had no outstanding foreign currency contracts and $0.1 million notional value foreign currency contracts, respectively.
The Company’s primary translation exchange risk exposures at December 31, 2024 were the euro, Czech koruna, and Thai baht. Amounts invested in non-U.S. based subsidiaries are translated into US dollars at the exchange rate in effect at period end. The resulting translation adjustments are recorded in accumulated other comprehensive income/(loss) as foreign currency translation adjustments.
Commodity Risk
The Company is subject to the effects of changing raw material and component costs caused by movements in underlying commodity prices. The Company purchases raw materials and components containing various commodities including nickel, zinc, aluminum and copper. The Company generally buys these raw materials and components based upon market prices that are established with the vendor as part of the procurement process.
From time to time, the Company enters into contracts with its vendors to lock in commodity prices for various periods to limit its near-term exposure to fluctuations in raw material and component prices. In addition, the Company enters into commodity forward contracts, for commodities such as nickel, copper and aluminum, to reduce the variability on its earnings and cash flows of purchasing raw materials containing such commodities. The Company does not designate these contracts as hedge transactions. Accordingly, the mark-to-market impacts of these contracts are recorded each period to current earnings. At December 31, 2024, the Company was managing $1.7 million notional value of nickel forward contracts. At December 31, 2023, the Company was managing $0.2 million notional value of copper forward contracts and $1.0 million notional value of nickel forward contracts.

ALLIANCE LAUNDRY HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024, 2023 and 2022
(Dollar amounts in thousands unless otherwise indicated)
The Company presents its derivatives at gross fair values in the Consolidated Balance Sheets and does not maintain derivative contracts which would require financial instrument or collateral balances. The following tables summarize the fair value of the Company’s outstanding derivative contracts included within the Consolidated Balance Sheets.

	December 31, 2024
	Fair Value (Level 2)
(in thousands)	Notional Amount	Assets	Liabilities	Location on Balance Sheet	Term
Undesignated derivatives:
Interest rate swap	$600,000	$6,805	$—	Prepaid expenses and other current assets and Other assets	Through 9/1/27
Commodity hedges	1,742	—	34	Other current liabilities	Various through 12/31/25
Interest rate cap	67,441	191	—	Other long-term assets	Various through 9/15/31
Total undesignated derivatives		$6,996	$34

	December 31, 2023
	Fair Value (Level 2)
(in thousands)	Notional Amount	Assets	Liabilities	Location on Balance Sheet	Term
Undesignated derivatives:
Interest rate swap	$400,000	$6,105	$—	Prepaid expenses and other current assets and Other assets	Various through 9/3/24
Commodity hedges	105	11	125	Prepaid expenses and other current assets and Other current liabilities	Various through 6/4/24
Foreign currency hedges	—	—	74	Other current liabilities	Various through 12/29/23
Interest rate cap	71,429	334	—	Other long-term assets	Various through 9/15/31
Total undesignated derivatives		$6,450	$199
The following table presents the combined cash and non-cash effects of derivative instruments on the Company’s Consolidated Statements of Comprehensive Income.

	Location in Consolidated Statements of Comprehensive Income	Gain/(Loss) Recognized on Undesignated Derivatives
(in thousands)		Year Ended December 31,
Undesignated Derivatives		2024	2023	2022
Interest rate swap	Interest expense	$10,778	$2,899	$25,671
Foreign currency hedges	Cost of sales	(730)	65	1,039
Commodity hedges	Cost of sales	(147)	(113)	1,583
Interest rate cap	Interest expense	38	368	307
		$9,939	$3,219	$28,600
Changes in the fair value of the derivative contracts are included as a non-cash adjustment to net income in the operating activities section in the Consolidated Statements of Cash Flows.

ALLIANCE LAUNDRY HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024, 2023 and 2022
(Dollar amounts in thousands unless otherwise indicated)
Note 14 - Fair Value Measurements
The fair value of the Company’s term debt approximates carrying amounts. As of December 31, 2024, and 2023, the Company’s fair value of long-term debt was $2,085.4 million and $1,271.2 million, respectively, using Level 2 inputs.
Derivatives are recorded at fair value based upon third-party quotes, see Note 13 - Derivative Financial Instruments for further information.
Note 15 - Other Current Liabilities
The following table presents the major components of Other current liabilities.

(in thousands)	December 31, 2024	December 31, 2023
Salaries, wages and other employee benefits	$40,493	$34,639
Warranty reserve	26,561	20,805
Accrued interest	5,787	27,380
Accrued sales incentives	23,704	23,693
Income taxes	15,000	15,123
Other current liabilities	26,714	23,307
	$138,259	$144,947
Note 16 - Income Taxes
The Company uses the asset and liability method of accounting for income taxes whereby deferred income taxes are recorded for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred income tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred income tax assets and liabilities are revalued to reflect new tax rates during the periods in which rate changes are enacted. Management believes, based on the operating earnings in prior years, expected reversals of taxable temporary differences and reliance on future earnings, that it is more likely than not that the majority of the recorded net deferred tax assets are fully realizable.
There are various factors that may cause the Company’s tax assumptions to change in the near term and as a result the Company may have to increase or decrease its valuation allowance against net deferred income tax assets. The Company cannot predict whether future U.S. federal, foreign and state income tax laws and regulations might be passed that could have a material effect on its results of operations. The Company assesses the impact of significant changes to the U.S. federal, foreign and state income tax laws and regulations on a regular basis and updates the assumptions and estimates used to prepare its Consolidated Financial Statements when new regulations and legislation are enacted.
Geographic sources of Income before taxes is as follows.

(in thousands)	December 31, 2024	December 31, 2023	December 31, 2022
Domestic	$61,941	$53,071	$74,776
Foreign	61,508	51,384	41,248
	$123,449	$104,455	$116,024

ALLIANCE LAUNDRY HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024, 2023 and 2022
(Dollar amounts in thousands unless otherwise indicated)
The Provision for income taxes consisted of the following.

(in thousands)	December 31, 2024	December 31, 2023	December 31, 2022
Current:
Federal	$35,839	$29,585	$21,456
State	7,142	6,732	2,641
Foreign	13,790	9,238	6,551
Total current	56,771	45,555	30,648
Deferred:
Federal	(23,948)	(18,757)	(12,167)
State	(5,021)	(5,386)	(1,452)
Foreign	(2,672)	(5,186)	(655)
Total deferred	(31,641)	(29,329)	(14,274)
Provision for income taxes	$25,130	$16,226	$16,374
The following table presents the reconciliation between tax expense at the U.S. federal statutory income tax rate and the effective income tax rate for income before taxes.

	December 31, 2024	December 31, 2023	December 31, 2022
Statutory U.S. federal tax rate	21.0%	21.0%	21.0%
State taxes, net of federal benefit	1.4%	1.8%	1.3%
Foreign rate differential	(0.9)%	(1.9)%	(1.7)%
Change in unrecognized tax benefit	0.3%	0.9%	0.4%
Valuation allowance	(7.2)%	(0.2)%	(2.0)%
Rate change	(0.9)%	(1.9)%	0.9%
Foreign tax credit	(3.5)%	(2.7)%	(0.2)%
U.S. tax on foreign earnings	5.1%	5.2%	2.6%
Provision to Return	5.9%	(4.1)%	—%
Research and development tax credit	(0.6)%	(0.9)%	(0.7)%
Stock compensation	(0.2)%	(0.1)%	(7.4)%
Foreign-derived intangible income deduction	(1.1)%	(1.3)%	(0.9)%
BEPS Pillar Two tax	1.0%	—%	—%
Other, net	0.1%	(0.3)%	0.8%
Effective income tax rate	20.4%	15.5%	14.1%

ALLIANCE LAUNDRY HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024, 2023 and 2022
(Dollar amounts in thousands unless otherwise indicated)
The following table presents the temporary differences which give rise to the deferred tax assets and liabilities.

(in thousands)	December 31, 2024	December 31, 2023
Deferred income tax liabilities:
Goodwill	$(35,022)	$(35,368)
Intangible assets	(186,575)	(199,195)
Property, plant and equipment	(13,047)	(17,966)
Other	(5,851)	(4,095)
Deferred income tax liabilities	(240,495)	(256,624)

Deferred income tax assets:
Inventory	1,808	1,923
Debt issuance costs	4,766	580
Warranty reserves	12,725	10,671
Net operating loss and credit carry forwards	22,608	33,887
Other assets	6,096	4,886
Pensions and employee benefits	5,626	5,334
Interest limitation	18,868	11,845
Research and development costs	13,627	11,275
Other	505	150
Gross deferred income tax assets	86,629	80,551
Less: valuation allowance	(14,017)	(23,915)
Deferred income tax assets	72,612	56,636
Net deferred income tax liability	$(167,883)	$(199,988)
The Company has recorded valuation allowances for certain tax attributes and other net deferred tax assets. At this time, sufficient uncertainty exists regarding the future realization of these net deferred tax assets. A valuation allowance in the amount of $14.0 million has been recorded against the deferred tax assets for the US foreign tax credit and the losses in various countries where future earnings are not assured. If, in the future, the Company believes that it is more likely than not that these deferred tax benefits will be realized, the valuation allowances will be reversed and recognized in income.
At December 31, 2024, the Company does not have any U.S. federal and state net operating loss carryforwards. The Company’s U.S. federal and state credit carryforwards were approximately $2.4 million and $5.8 million, respectively. The federal credit carryforwards will expire in 6-10 years. The state credit carryforwards will expire in 1-15 years.
As of December 31, 2024, the Company has foreign net operating loss carryforwards of $62.7 million, of which $51.7 million has a valuation allowance reserve. The remaining foreign net operating loss carryforward of $11.0 million is expected to be fully utilized prior to expiration.
No income taxes have been provided on undistributed earnings of foreign subsidiaries that are deemed to be permanently reinvested at December 31, 2024. In addition to the one-time transition tax imposed on all accumulated foreign undistributed earnings through December 31, 2017, undistributed earnings of foreign subsidiaries as of December 31, 2024 may still be subject to certain taxes upon repatriation, primarily where foreign withholding taxes apply. We assert indefinite reinvestment related to investments in certain foreign subsidiaries and conclude investments in other foreign subsidiaries should not give rise to additional income tax.
The Company has approximately $4.5 million of unrecognized tax benefits as of December 31, 2024, which, if recognized, would impact the effective tax rate. The Company does not anticipate that the net amount of

ALLIANCE LAUNDRY HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024, 2023 and 2022
(Dollar amounts in thousands unless otherwise indicated)
unrecognized tax benefits will change significantly during the next twelve months. The Company’s policy is to accrue interest and penalties related to unrecognized tax benefits in income tax expense. Accrued interest and penalties related to the reserve for uncertain tax positions were $0.8 million at December 31, 2024, $0.5 million at December 31, 2023, and $0.3 million at December 31, 2022. The Company files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. Tax years which remain subject to examination by tax authorities for the Company’s significant tax jurisdictions include 2019 and after for the United States, 2021 and after for Belgium, 2021 and after for the Czech Republic, and 2019 and after for Luxembourg.
The following table presents a reconciliation of the beginning and ending amounts of unrecognized tax benefits, excluding interest and penalties:

	Year Ended December 31,
(in thousands)	2024	2023	2022
Beginning balance	$4,381	$3,497	$3,069
Additions based on tax positions related to the current year	499	660	542
Subtractions based on lapse of statute	(279)	(105)	(350)
(Subtractions)/additions based on tax positions related to the prior year	(55)	329	236
Ending balance	$4,546	$4,381	$3,497
Tax Holidays
In Thailand, we have been granted a long-term tax holiday which is scheduled to expire in 2026. The following table presents the effects of income tax expense exemptions available to the Company.

	Year Ended December 31,
(in thousands, except per share amounts)	2024	2023	2022
Tax benefit related to tax holidays	$2,917	$3,547	$3,320
Impact of tax holiday on basic net income per share	$0.02	$0.02	$0.02
Impact of tax holiday on diluted net income per share	$0.02	$0.02	$0.02
Note 17 - Product Warranties
The Company offers product warranties to its commercial and Commercial In-Home customers depending upon the specific product type and the product use. Standard product warranties vary from one to seven years. The standard warranty program includes replacement of defective components. Additionally, the standard warranty covers labor costs for repairs solely related to Commercial In-Home equipment.
The Company records an estimate for future warranty related costs based on the projected incident rates of occurrence and projected cost per incident. The carrying amount of the Company’s warranty liability is adjusted as necessary based on an analysis of these and other factors.
The following table presents the changes in the carrying amount of the total product warranty liability.

	Year Ended December 31,
(in thousands)	2024	2023
Balance at beginning of period	$43,653	$37,204
Currency translation adjustment	(126)	25
Accruals charged to earnings	32,406	26,990
Payments made during the period	(24,146)	(20,566)
Balance at end of period	$51,787	$43,653

ALLIANCE LAUNDRY HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024, 2023 and 2022
(Dollar amounts in thousands unless otherwise indicated)
Product warranty of $26.6 million and $20.8 million is recorded in Other current liabilities in the Consolidated Balance Sheets as of December 31, 2024 and 2023, respectively. Product warranty of $25.2 million and $22.9 million is recorded in Other long-term liabilities in the Consolidated Balance Sheets as of December 31, 2024 and 2023, respectively.
Note 18 - Pensions and Other Employee Benefits
Defined benefit pension plan
We maintained a defined benefit pension plan covering certain U.S. employees whose hire date was on or before January 1, 2009, for salaried employees, or January 1, 2006 for hourly employees. On February 1, 2022, the Board of Directors approved an amendment to freeze benefits and terminate the salaried and hourly pension plan. The plan discontinued accruing benefits on March 31, 2022 and termination was effective April 30, 2022.
During 2022, the Company offered participants the option to be fully paid out in a lump sum or to be paid over time through an annuity. Lump sum settlement elections were fully satisfied in 2022, with payments of $26.3 million made from plan assets. In 2023, the Company finalized an insurance placement for the annuity purchasers in the amount of $36.3 million. Additionally, the Company contributed $2.0 million to the pension plan and reduced the liability thereunder to zero.
For the periods ended December 31, 2023 and 2022, the Company recorded a charge of $6.9 million and $4.6 million, respectively, related to the termination of the pension plan in the Consolidated Statements of Comprehensive Income. The costs were primarily comprised of the pre-tax losses from the pension plan that were recorded and held in Accumulated other comprehensive income/(loss).
The following table presents the components of pension expense.

	Year Ended December 31,
(in thousands)	2023	2022
Service cost benefits earned during the period	$—	$137
Interest cost on projected benefit obligation	466	1,955
Expected return on plan assets	(129)	(2,687)
Amortization of net actuarial losses	66	—
Settlement loss	6,945	4,619
Net pension loss	$7,348	$4,024
The following table presents the assumptions used in determining net pension benefit cost.

	Year Ended December 31,
	2023	2022
Discount rate	5.20%	2.70%
Expected long-term rate of return on assets	2.01%	3.65%
The Company used a 2.0% long-term rate of return on assets assumption in determining the net pension benefit cost for 2023.

ALLIANCE LAUNDRY HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024, 2023 and 2022
(Dollar amounts in thousands unless otherwise indicated)
The following table presents the changes in the plan’s benefit obligation, the fair value of plan assets, and the plan’s funded status.

(in thousands)	2023
Change in benefit obligation:
Benefit obligation at beginning of period	$37,205
Service cost	—
Interest cost	466
Actuarial loss	336
Benefits paid	(1,171)
Plan termination settlements	(36,836)
Benefit obligation at end of period	$—

Change in plan assets:
Fair value of plan assets at beginning of period	$36,063
Actual return on plan assets	(6)
Employer contributions	1,950
Benefits paid	(1,171)
Plan termination settlements	(36,836)
Fair value of plan assets at end of period	$—

Funded status (liability)	$—
Post-retirement benefits
In the U.S., the Company also provides post-retirement benefit plans including health care, salary continuation and death benefits for eligible retirees and their dependents. Alliance Laundry’s healthcare benefits cover retired employees upon early retirement up to age 65. The retiree medical plan’s eligibility changed effective December 31, 2015. Non-union employees must have attained age 55 and 15 years of service by December 31, 2015 in order to be eligible for future retiree medical benefits. Prior to the change, employees with more than 10 years of service were eligible for these benefits if they reach age 62 while working for the Company. Retiree health plans are paid for in part by retiree contributions and are adjusted annually. Benefits are provided through various insurance companies whose charges are based either on the benefits paid during the year or annual premiums.
The following table presents the components of other post-retirement benefit cost.

	Year Ended December 31,
(in thousands)	2024	2023	2022
Service cost benefits earned during the period	$104	$95	$148
Interest cost on projected benefit obligation	66	66	49
Amortization of prior service (credit)	(21)	(21)	(21)
Amortization of net actuarial (gain)	(125)	(126)	(88)
Net other post-retirement benefit cost	$24	$14	$88
The assumed discount rates used in determining the net other post-retirement benefit cost were 5.00%, 5.20%, and 2.70% for the year ended December 31, 2024, 2023 and 2022, respectively.

ALLIANCE LAUNDRY HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024, 2023 and 2022
(Dollar amounts in thousands unless otherwise indicated)
The following table provides a reconciliation of benefit obligations, plan assets, and the funded status of the net other post-retirement benefit plans.

	2024	2023
Change in benefit obligation:
Benefit obligation at beginning of period	$1,370	$1,552
Service cost	104	95
Interest cost	66	66
Actuarial gain	(240)	(328)
Benefits paid	(197)	(15)
Benefit obligation at end of period	$1,103	$1,370

Change in plan assets:
Contributions	$197	$15
Benefits paid	(197)	(15)
Fair value of plan assets at end of year	$—	$—

Funded status (liability)	$(1,103)	$(1,370)

Amounts recognized in Consolidated Balance Sheets:
Other current liabilities	$(159)	$(187)
Other long-term liabilities	(944)	(1,183)
	$(1,103)	$(1,370)
The assumed discount rates used to determine the net other post-retirement benefit obligation were 5.6% at December 31, 2024 and 5.0% at December 31, 2023. The Company uses a December 31 measurement date for these plans.
Annual rates of increase in the per capita cost of covered healthcare benefits of 6.9% and 6.3% were assumed in 2024 and 2023, respectively, to determine the benefit obligation at the end of the year. The rates in 2024 and 2023 are assumed to decrease gradually to 4.0% until 2047 and remain at that level thereafter.
The following table presents the projected benefit payments from the plans.

Year	Other Benefits
2025	$159
2026	125
2027	138
2028	128
2029	88
2030 and beyond	465

ALLIANCE LAUNDRY HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024, 2023 and 2022
(Dollar amounts in thousands unless otherwise indicated)
The following table is a roll forward showing changes to amounts recognized in Accumulated other comprehensive (loss)/income.

	Pension Benefits	Other Benefits	Total
Balances at December 31, 2022	$(4,813)	$1,635	$(3,178)
Net gain	—	328	328
Amortization of net gain	—	(126)	(126)
Other recognition of prior service (credit)	—	(21)	(21)
Settlement loss recognized	6,538	—	6,538
Deferred tax	(1,725)	(45)	(1,770)
Balances at December 31, 2023	—	1,771	1,771
Net gain	—	240	240
Amortization of net gain	—	(125)	(125)
Other recognition of prior service (credit)	—	(21)	(21)
Deferred tax	—	(23)	(23)
Balances at December 31, 2024	$—	$1,842	$1,842
Eligible U.S. employees are able to participate in the Alliance Laundry Systems Capital Appreciation Plan (“ALCAP”). ALCAP is a qualified plan under Sections 401(a) and 401(k) of the Internal Revenue Code. In addition, the Company makes a discretionary annual contribution to the ALCAP equal to one and a half percent of salaries and wages, subject to statutory limits, for eligible union personnel. Under the terms of ALCAP, covered employees are allowed to contribute up to 50 percent of their pay on a pre-tax basis up to the limit established by the Internal Revenue Service. The Company matches 100 percent of the first six percent of the employee’s contributions for all non-union personnel. The Company matches 50 percent of the first six percent of the employee’s contributions for all union personnel. Total expense for ALCAP, including discretionary contributions, was $7.1 million, $6.6 million and $6.7 million for the year ended December 31, 2024, 2023 and 2022, respectively.
Note 19 - Debt
The following table presents the Company’s debt, other than debt related to securitization activities discussed in Note 7 - Asset Backed Facilities and Note 8 - Securitization Activities.

(in thousands)	December 31, 2024	December 31, 2023
Term Loan due August 2031 (7.84% as of December 31, 2024)	$2,075,000	$—
Term Loan due October 2027	—	1,268,000
Thailand Revolving Credit Facility	—	5,831
Finance lease obligations	359	412
Gross long-term debt	2,075,359	1,274,243
Less: current portion of Term Loan	(20,750)	(14,000)
Less: current portion of Thailand Revolving Credit Facility	—	(5,831)
Less: current portion of finance lease obligations	(146)	(143)
Less: unamortized debt issuance costs on Term Loan	(6,725)	(11,277)
Less: unamortized original issue discount on Term Loan	(13,193)	(5,438)
Long-term debt, net	$2,034,545	$1,237,554
The Company’s effective interest rate on our Term Loan was 7.98% as of December 31, 2024, after taking into account the impact of issuance costs. The weighted average interest rate on the Thailand Revolving Credit Facility was 4.58% as of December 31, 2023.

ALLIANCE LAUNDRY HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024, 2023 and 2022
(Dollar amounts in thousands unless otherwise indicated)
Credit Facility
On August 19, 2024, Alliance Holdings entered into a credit agreement, by and among Alliance Holdings, Alliance Laundry as the Borrower (“Borrower”), the lenders party thereto and Citibank, as Administrative Agent (the “Credit Agreement”). The Credit Agreement provides for (i) an initial Term Loan facility (the “Term Loan”) in the aggregate principal amount of $2,075.0 million and (ii) initial revolving credit facilities (the “RCF” and, together with the Term Loan, the “Credit Facility”) of $250.0 million principal amount of revolving commitments, with $225.0 million issuable in U.S. Dollars or Euros and $25.0 million issuable in Thai Baht, with a $102.2 million sub-limit for issuance of letters of credit and a $25.0 million sub-limit for swingline loans. At closing, the Borrower borrowed $2,075.0 million of aggregate principal of the Term Loan and did not borrow under the RCF. Upon closing, the Borrower used the net proceeds of the Term Loan to repay outstanding borrowings under its existing credit facility at the time and to fund a stockholder dividend distribution. The Term Loan was issued with an original issue discount of 50 basis points. Interest is payable no less frequently than quarterly at the rate of SOFR plus 3.5% (or the applicable base rate plus 2.5%), with a 0.0% SOFR floor. Interest under the RCF accrues at the rate of SOFR plus 3.25% (or the applicable base rate plus 2.25%). As of December 31, 2024, the interest rate under the RCF was 7.8%. Additionally, a commitment fee based upon the Company’s leverage ratio is charged on the unused portion of the commitments under the RCF. As of December 31, 2024, the commitment fee was 0.375%.
The Term Loan matures on August 19, 2031, and it requires installment principal repayments equal to 1.00% of the aggregate principal per annum, paid quarterly, with the outstanding balance due on the maturity date. The Credit Agreement requires certain mandatory prepayments, including from asset sales and, beginning with the fiscal year ending December 31, 2025, annual prepayments of the Term Loan with 50% of the Company’s Excess Cash Flow, which steps down to 25% if the Company’s net leverage ratio is below 4.75:1 and to 0% if the net leverage ratio is below 4.5:1. Excess Cash Flow is defined in the Credit Agreement as consolidated adjusted EBITDA (earnings before interest, taxes, depreciation and amortization), adjusted for the net change in working capital for the fiscal year, less other specified deductions such as debt and debt service payments, and interest and taxes paid in cash. Working capital is defined as current assets excluding cash and cash equivalents less current liabilities excluding current portion of long term debt and various other adjustments. Outstanding balances are fully prepayable on a voluntary basis, in whole or in part, without premium or penalty. The RCF matures on August 19, 2029, and it does not require any installment principal repayments or mandatory commitment reductions. Outstanding balances under the RCF are fully prepayable on a voluntary basis, in whole or in part, and commitments may be terminated, in whole or in part, in each case without premium or penalty. Obligations under the Credit Agreement are secured by substantially all of the Company.
The Credit Agreement contains covenants that are customary for similar credit arrangements, including, among other things, covenants relating to: (i) financial reporting and notification, (ii) payment of obligations, (iii) compliance with applicable laws, (iv) notification of certain events, and (v) certain covenants limiting the ability of the Borrower and its subsidiaries to, among other things, sell or transfer assets, consummate fundamental changes, incur or guarantee indebtedness or liens, make investments, or enter into transactions with affiliates. The Company is in compliance with all covenants as of December 31, 2024.
The RCF is available, subject to certain conditions, for general corporate purposes in the ordinary course of business and for other transactions permitted under the Credit Agreement. A portion of the RCF not in excess of $102.0 million is available for the issuance of letters of credit. Letters of credit issued on the Company’s behalf under the RCF were $2.0 million for the period ending December 31, 2023. There were no letters of credit outstanding and the RCF was not drawn as of December 31, 2024.
Prior Refinanced Debt
On October 9, 2020, Alliance Holdings entered into a credit agreement, by and among Alliance Holdings, Alliance Laundry as the Borrower, the lenders party thereto and UBS AG, as Administrative Agent (the “Prior Credit Agreement”). The Prior Credit Agreement provided for (i) an initial term loan facility in the aggregate principal amount of $1,325.0 million and (ii) an initial revolving facility of $125.0 million principal amount of revolving commitments. This term loan, set to mature in 2027, was paid off early in 2024 with proceeds from the term loan associated with the Credit Agreement entered into on August 19, 2024.

ALLIANCE LAUNDRY HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024, 2023 and 2022
(Dollar amounts in thousands unless otherwise indicated)
On December 2018, an indirect wholly-owned subsidiary of the Company, Alliance Laundry (Thailand) Company Limited, entered into a 7.5 million Thai Baht revolving credit facility (“Thailand Revolving Credit Facility”). The Thailand Revolving Credit Facility was terminated on August 8, 2024.
Other Debt
As discussed in greater detail in Note 8 - Securitization Activities, the Company had total debt outstanding of $553.8 million and $515.2 million related to its securitization activities as of December 31, 2024 and December 31, 2023, respectively.
In July 2020, a subsidiary of the Company, Alliance do Brasil Maquinas DE Lavanderia Ltda., entered into an import financing agreement with the Banco Santander (Brasil) S.A. (“Brazil Import Loan”). The loan is guaranteed by the Company through a letter of credit in the amount of $2.0 million. The loan allows for a $2.0 million maximum of issuances and a maturity of two years after each draw. The loan is used to fund laundry equipment purchases. Effective December 12, 2024, the Brazil Import letter of credit was terminated.
Debt Issuance Costs and Original Issue Discount
In August 2024, the Company incurred $32.8 million of fees in connection with the New Credit Agreement amendment. These fees were expensed and included in Other Expenses, net in the Consolidated Statements of Comprehensive Income. The Company also capitalized $10.4 million for original issuance discount related to the New Credit Agreement, which is included in Long-term debt, net in the Condensed Consolidated Balance Sheets. Additionally, the Company wrote off a portion of the unamortized debt issuance costs and original issuance discounts related to the Prior Credit Agreement, resulting in additional expense of $2.8 million. This amount was also recorded in Other expenses, net in the Consolidated Statements of Comprehensive Income for the current period.
The following table presents a summary of other disclosure items related to the Company’s debt.

	Year Ended December 31,
(dollars in thousands)	2024	2023	2022
Amortization expense - debt issuance costs	$4,856	$3,542	$2,921
Amortization expense - original issue discount	$2,620	$1,620	$1,298
Debt Maturities and Liquidity Considerations
The aggregate scheduled maturities of long-term debt in subsequent years, are as follows:

Year	Amount Due
2025	$20,896
2026	20,853
2027	20,823
2028	20,777
2029	20,760
Thereafter	1,971,250
2,075,359
Less: Current portion	(20,896)
Less: unamortized debt issuance costs on Term Loan	(6,725)
Less: unamortized original issue discount on Term Loan	(13,193)
Long-term debt	$2,034,545

ALLIANCE LAUNDRY HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024, 2023 and 2022
(Dollar amounts in thousands unless otherwise indicated)
Note 20 - Stockholders' Equity
Dividends
On August 14, 2024, the Company’s board of directors approved a special dividend totaling $900.0 million to common stockholders and warrant holders of record as of August 13, 2024 and subsequently paid in 2024.
Preferred Stock
We are authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series; to establish the number of shares included within each series; to fix the rights, preferences and privileges of the shares of each wholly unissued series and any related qualifications, limitations or restrictions; and to increase or decrease the number of shares of any series (but not below the number of shares of a series then outstanding) without any further vote or action by our stockholders. As of December 31, 2024 and 2023, there were 100,000,000 shares of $0.01 par value preferred stock authorized for issuance, with no shares issued or outstanding.
Common Stock
Our Amended and Restated Certificate of Incorporation authorizes us to issue 2,000,000,000 shares of common stock.
Accumulated Other Comprehensive (Loss)/Income
The following table presents the changes in Accumulated other comprehensive (loss)/income by component, net of tax.

	Pension Liability, and Other Post-retirement Benefits, Net	Foreign Currency Translation	Total
Balance as of January 1, 2022	$(3,403)	$31,868	$28,465
Other comprehensive (loss)/income before reclassifications	(3,162)	(14,643)	(17,805)
Amounts reclassified from accumulated other comprehensive (loss)/income	3,387	—	3,387
Net other comprehensive (loss)/income	225	(14,643)	(14,418)
Balance as of December 31, 2022	(3,178)	17,225	14,047
Other comprehensive (loss)/income before reclassifications	68	6,620	6,688
Amounts reclassified from accumulated other comprehensive (loss)/income	4,881	—	4,881
Net other comprehensive (loss)/income	4,949	6,620	11,569
Balance as of December 31, 2023	1,771	23,845	25,616
Other comprehensive (loss)/income before reclassifications	149	(27,439)	(27,290)
Amounts reclassified from accumulated other comprehensive (loss)/income	(78)	—	(78)
Net other comprehensive (loss)/income	71	(27,439)	(27,368)
Balance as of December 31, 2024	$1,842	$(3,594)	$(1,752)
The following table presents the effect of the reclassifications out of Accumulated other comprehensive (loss)/income on the Consolidated Statements of Comprehensive Income.

ALLIANCE LAUNDRY HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024, 2023 and 2022
(Dollar amounts in thousands unless otherwise indicated)

	Gain/(loss) Reclassified
	Year Ended December 31,
(in thousands)	2024	2023	2022
Pension and post-retirement benefits, pre-tax:
Amortization of prior service credit(1)	$(21)	$(21)	$21
Amortization of actuarial gain(1)	125	60	88
Settlement loss(2)	—	(6,538)	(4,619)
Reclassification before tax	104	(6,499)	(4,510)
Tax provision/(benefit)	26	(1,618)	(1,123)
Total reclassification from accumulated other comprehensive (loss)/income	$78	$(4,881)	$(3,387)
__________________
(1)Amortization of prior service credit and actuarial gain are included in the Company’s net pension benefit cost, which is allocated between Cost of sales and Selling, general and administrative expenses within the Company’s Consolidated Statements of Comprehensive Income.
(2)Settlement loss is included in Other expenses, net within the Company’s Consolidated Statements of Comprehensive Income. Refer to Note 18 - Pensions and Other Employee Benefits, for more information.
Note 21 - Stock Based Compensation
In August 2024, the Company paid a dividend to common stockholders and warrant holders of $900.0 million. Correspondingly, the exercise prices (0.698 conversion factor) and the number of share options (1.433 conversion factor) granted under the 2015 Stock Option Plan that were still outstanding as of August 16, 2024 were adjusted due to anti-dilutive clauses in the agreements. The fair value of the option awards, the vesting periods and the classification of the awards remained the same; therefore, modification accounting was not applied.
ALH 2015 Stock Option Plan
In 2015, ALH established a stock option plan (the “2015 Stock Option Plan”) authorizing 11,737,578 share options subject to adjustments for stock splits, stock dividends and certain other transactions or events. As of December 31, 2024, a total of 25,899,380 shares options were authorized under the plan, reflecting adjustments for stock dividends and other transactions. Under the plan, options have a term of 10 years and an exercise price equal to 100% of the fair market value of the Company’s common stock at the grant date. Granted time-based options vest in five equal annual installments of the stated vesting commencement date with the potential for accelerated vesting upon a change in control of ALH. Granted performance-based options vest in connection with a liquidity event, including a public offering, subject to the Company’s principal stockholders, BDT, receiving aggregate proceeds in excess of a deemed investment threshold as we all a specific rate of return. When options are exercised, the Company issues new shares of common stock.
The Company accounts for the 2015 Stock Option Plan awards under the equity classification model as the Company expects to share settle the awards. ASC 718, Compensation - Stock Compensation, requires that a company measure the fair market value of the awards as of the grant date. The Company has elected to recognize the compensation cost on a straight-line basis over the requisite service period of the award.

ALLIANCE LAUNDRY HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024, 2023 and 2022
(Dollar amounts in thousands unless otherwise indicated)
The following table presents a summary of the Company’s stock option activity related to the 2015 Stock Option Plan.

	Share Options	Weighted Average Exercise Price (Per Share)	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (in millions)
Options outstanding as of December 31, 2023	10,066,985	$8.83
Granted	14,632	17.08
Exercised	(299,660)	7.19
Forfeited	(605,422)	11.06
Subtotal before cash dividend adjustment	9,176,535	$8.79
Adjustment for cash dividend paid	3,976,804
Granted after cash dividend	57,504	12.17
Exercised after cash dividend	(316,037)	6.81
Forfeited after cash dividend	(269,975)	6.81
Options outstanding as of December 31, 2024	12,624,831	$6.10	5.30	$80.20
Options exercisable as of December 31, 2024	6,012,749	$4.76	3.86	$46.20
For the year ended December 31, 2024, the Company issued 36,068 time-based options and 36,068 performance-based options.
For performance-based options, the Company uses the Monte-Carlo valuation simulation to measure the grant date fair value. For service-based options, the Company uses the Black-Scholes option price model to measure the grant date fair value. Assumptions used to determine fair value of each option were based upon historical and standard industry valuation practices and methodology. A summary of the weighted average assumptions are as follows.

	2024	2023	2022
Expected volatility	37.00%	38.00%	45.00%
Expected dividend yield	0.00%	0.00%	0.00%
Expected forfeiture rate	0.00%	0.00%	0.00%
Expected term of option	6.5 years	6.5 years	6.5 years
Risk-free rate of return	3.56%	4.12%	1.97%
The weighted-average grant date fair value of time-based options issued under the 2015 Stock Option Plan were $4.63, $5.88, and $3.93 per share option for the respective 2024, 2023, and 2022 periods. The weighted-average grant date fair value of performance-based options issued under the 2015 Stock Option plan was $2.00, $2.40, and $3.29 per share option for the respective 2024, 2023, and 2022 periods.
At December 31, 2024, the Company had approximately $4.4 million of total unrecognized compensation cost related to unvested time-based stock options granted to employees, to be recognized over a weighted average period of 2.3 years. At December 31, 2023, the Company had approximately $8.5 million of total unrecognized compensation cost related to unvested time-based stock options granted, to be recognized over a weighted average period of 2.9 years. Additionally, the Company had approximately $10.2 million and $11.8 million of total unrecognized compensation cost related to unvested performance-based stock options granted to employees for the years ended December 31, 2024 and 2023, respectively. No expense was recognized for these awards in 2024, 2023, or 2022, as achievement of the performance conditions was not considered probable.

ALLIANCE LAUNDRY HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024, 2023 and 2022
(Dollar amounts in thousands unless otherwise indicated)
The following table presents a summary of other disclosure items related to the 2015 Stock Option Plan and 2012 Stock Option Plan.

	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
Intrinsic value of options exercised	$4,700	$865	$76,437
Compensation expense recognized	$3,263	$3,344	$3,140
Compensation expense is included in Selling, general and administrative expenses within the Consolidated Statements of Comprehensive Income.
Note 22 - Earnings Per Share
Basic net income per share of common stock is computed by dividing net income attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net income per share of common stock is computed by including the basic weighted-average shares of common stock outstanding adjusted for the effects of all dilutive potential shares of common stock, which include, if dilutive, outstanding stock awards. The computation of diluted earnings per share excludes the effect of the potential exercise of stock-based awards, including Stock Options, when the effect of the potential exercise would be anti-dilutive. The dilutive impact of the stock options is determined by applying the treasury stock method.
The Company issued penny warrants, exercisable after the original issuance date, granting the holders the right to purchase common shares of the Company with par value of $0.01 per share at an issuance price of $0.01 per share. The Company had 45,315,182 outstanding perpetual warrants as of December 31, 2024, 2023, and 2022, with an exercise price of $0.01. Given the nominal exercise price, the warrants are considered to be outstanding in the context of basic net income per share of common stock, and thus are included in the computation of basic and diluted net income per share of common stock as of December 31, 2024, 2023, and 2022. The holder of a warrant is entitled to receive all dividends or other distributions payable on the common shares unless a corresponding adjustment is made to the number of common shares issuable upon exercise of the warrant and the exercise price of the warrants.
Basic and diluted net income per share of common stock were calculated as follows:

(in thousands, except per share amounts)	For the Year Ended December 31,
	2024	2023	2022
Numerator
Income available to common stockholders (basic and diluted)	$98,319	$88,229	$99,650

Denominator
Weighted-average number of common shares outstanding	125,276,092	125,771,530	128,180,560
Weighted-average number of warrants outstanding	45,315,182	45,315,182	45,315,182
Basic — weighted average number of shares outstanding	170,591,274	171,086,712	173,495,742

Effect of dilutive securities - time-vested options	3,740,138	2,555,148	3,449,038
Diluted — weighted average number of shares outstanding	174,331,412	173,641,860	176,944,780

Earnings per share
Basic	$0.58	$0.52	$0.57
Diluted	$0.56	$0.51	$0.56

ALLIANCE LAUNDRY HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024, 2023 and 2022
(Dollar amounts in thousands unless otherwise indicated)
The following potential ordinary shares, presented based on amounts outstanding at the end of the period, were excluded from the calculation of diluted net income per share of common stock because including them would have had an anti-dilutive effect:

	For the Year Ended December 31,
	2024	2023	2022
Time vesting options	—	142,284	152,366
Performance vesting options	4,727,748	3,753,060	3,482,408
Note 23 - Segment Information
The Company’s Chief Operating Decision Maker (CODM) is our Chief Executive Officer. The Company operates through two reportable segments in accordance with ASC 280, Segment Reporting: North America (United States and Canada) and International (all other global markets). This structure reflects how the CODM evaluates performance and allocates resources. Across both reportable segments, we manufacture and sell commercial laundry equipment suitable for diverse applications, ranging from small chassis products installed in laundromats, multi-housing facilities and residential settings, to large industrial units designed for institutional laundry applications.
The CODM uses Adjusted EBITDA as the primary measure of segment profit and loss to evaluate the Company’s financial performance against expected results and to allocate resources, including capital investment and potential acquisitions. Adjusted EBITDA is a non-GAAP financial measure that is defined as net income excluding interest income/expense, income taxes, depreciation and amortization. Adjusted EBITDA is also adjusted for the discrete items that management excluded in analyzing the segments’ operating performance, such as refinancing and debt related costs, share-based compensation, strategic transaction costs, foreign exchange on intercompany loans and other non-recurring items which management believes are not indicative of the Company’s ongoing operating performance. Management believes Adjusted EBITDA is the best measure to help users of its financial statements evaluate our operating performance and facilitates more meaningful comparisons with industry peers. Adjusted EBITDA is not intended to serve as an alternative to U.S. GAAP measures of performance and may not be comparable to similarly-titled measures presented by other companies.
Sales between reportable segments are not provided to the CODM, and as such, inter-segment sales are not disclosed.
Assets are physically maintained primarily in the United States, Czech Republic, and Thailand. Total assets by segment are not presented in the table below as the CODM is not provided total assets by reportable segment as the CODM does not evaluate, manage, or measure performance of segments using total assets.

ALLIANCE LAUNDRY HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024, 2023 and 2022
(Dollar amounts in thousands unless otherwise indicated)
The following table presents the results of operations for the Company’s reportable segments, reconciled to consolidated Income before taxes.

	Year Ended December 31, 2024			Year Ended December 31, 2023			Year Ended December 31, 2022
	North America	International	Total	North America	International	Total	North America	International	Total
Net revenues	$1,109,134	$399,306	$1,508,440	$996,762	$368,392	$1,365,154	$995,294	$380,983	$1,376,277
Cost of sales(1)	700,743	254,043		654,936	235,931		695,506	262,085
Other segment items(2)	90,612	42,115		76,435	38,059		72,095	36,105
Adjusted EBITDA	$317,779	$103,148	$420,927	$265,391	$94,402	$359,793	$227,693	$82,793	$310,486
Reconciling items:
Interest expense, net			(132,001)			(123,397)			(58,099)
Depreciation and amortization			(90,169)			(88,704)			(87,284)
Refinancing and debt related costs			(33,217)			—			(223)
Foreign exchange gain/(loss) on intercompany loans			4,654			(484)			(1,931)
Shared-based compensation			(3,263)			(3,343)			(3,144)
Strategic transaction costs			(5,803)			(1,083)			(437)
Pension termination costs			—			(7,011)			(4,619)
Corporate and other			(37,679)			(31,316)			(38,725)
Income before taxes			$123,449			$104,455			$116,024
__________________
(1)Consists of Cost of sales, Cost of sales - related parties and Equipment financing expenses
(2)Other segment items for each reportable segment includes:
North America - engineering, sales and marketing, information technology, and certain other overhead expenses.
International - engineering, sales and marketing, information technology, and certain other overhead expenses.

Geographic Information
The following table presents the Company’s geographic data for net revenues. Geographic disclosures were determined based on the location of where the sale originated.

	For the Year Ended December 31,
	2024	2023	2022
Net revenues:
United States	$1,195,479	$1,087,271	$1,124,138
Czech Republic	142,961	120,737	133,824
Thailand	72,497	72,065	56,328
All other countries	97,503	85,081	61,987
Total Net revenues	$1,508,440	$1,365,154	$1,376,277
Long-lived assets, which consist of property, plant and equipment and right-of-use assets, are presented in the table below as of December 31, 2024 and 2023. These assets are disclosed based on their physical location, with the table summarizing all countries that represent at least 10% of our consolidated long-lived assets:

	For the Year Ended December 31,
	2024	2023
Long-lived assets:
United States	$181,926	$180,928
Czech Republic	37,976	42,662
Thailand	40,397	36,447
All other countries	5,122	4,841
Total long-lived assets	$265,421	$264,878

ALLIANCE LAUNDRY HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024, 2023 and 2022
(Dollar amounts in thousands unless otherwise indicated)
Note 24 - Supplier Financing
The Company entered into a supplier financing arrangement with a third-party financial institution which allows participating suppliers the ability to request early payment for eligible receivables due from the Company at their sole discretion. The Company’s obligations to its suppliers, including amounts due and scheduled payment terms, are not impacted by a suppliers’ decision to sell amounts under the arrangement. Payment terms with our suppliers, which we deem to be commercially reasonable, range from 0 to 120 days. Outstanding payment obligations subject to the Company’s supplier finance program at December 31, 2024 and December 31, 2023 were $12.0 million and $31.7 million, respectively, and are included in Accounts payable in the Consolidated Balance Sheets.
The following table presents the changes in outstanding obligations under supplier financing arrangements:

(in thousands)	Supplier Financing Obligations
Obligations outstanding at December 31, 2023	$31,691
New obligations	43,368
Payments against supplier obligations	(63,088)
Obligations outstanding at December 31, 2024	$11,971
Note 25 - Commitments and Contingencies
Purchase Obligations
In the normal course of business, we enter into non-cancelable purchase commitments with various parties, mainly for raw materials, operational services and utilities. As of December 31, 2024, we had non-cancelable purchase obligations with a term of 12 months or longer as follows (in thousands):

Amount
2025	$211,600
2026	$184,720
2027	$51,400
2028	$2,516
2029	$1,500
Thereafter	$—
Total	$451,736
Legal Matters
The Company is subject to various other claims and contingencies arising out of the normal course of business, including those relating to governmental investigations and proceedings, commercial transactions, product liability, employee related matters, antitrust, safety, health, taxes, environmental and other matters. Litigation is subject to many uncertainties and the outcome of individual litigated matters is not predictable with assurance. It is possible that some litigation matters for which reserves have not been established could be decided unfavorably to us, and that any such unfavorable decisions could have a material adverse effect on our consolidated financial condition, results of operations and cash flows.
Note 26 - Related Parties
The Company has entered into various transactions with related parties. During the year-ended December 31, 2024, and in connection with the Company’s refinancing, an arrangement fee of $5.2 million was paid to BDT from the proceeds of the Term Loan, which is included in Other expense, net - related parties in the Consolidated Statements of Comprehensive Income. See Note 19 - Debt for more information on the Company’s debt and financing arrangements. In August 2024, the Company declared and issued a dividend to its ordinary common

ALLIANCE LAUNDRY HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024, 2023 and 2022
(Dollar amounts in thousands unless otherwise indicated)
stockholders, which included a $841.7 million dividend to BDT Badger Holdings, LLC (“Badger”) and $58.3 million in dividends to management common stockholders. Also, the Company’s Board of Directors has members that are employees of BDT, which the Company paid $0.3 million for the years ended December 31, 2024, 2023, 2022, respectively. Entities affiliated with BDT hold a controlling interest in a vendor that the Company purchases raw materials from. The Company made purchases of $6.2 million and $5.5 million from this vendor during the years ended December 31, 2024 and 2023, respectively, included in inventory and cost of sales. As of December 31, 2024 and 2023, the Company had amounts due to this vendor of $1.3 million and $1.5 million, respectively, included in Accounts payable - related parties in the Consolidated Balance Sheets.
Note 27 - Subsequent Events
Subsequent events were evaluated through September 29, 2025, which is the date the financial statements were available for issuance.
In February 2025, we finalized an amendment to our Credit Agreement, which reduced the applicable margin on the Term Loan and RCF. The result is an interest rate on our Term Loan of SOFR plus a margin of 2.75% and an interest rate on our RCF of SOFR plus a margin of 2.50%. Additionally, we incorporated opportunities for further margin reductions contingent upon achieving improvements in our leverage ratio.
Effective April 1, 2025, the Company entered into a $150.0 million interest rate swap agreement to hedge a portion of our interest rate risk related to our long-term borrowings. Under the swap, which matures on April 3, 2028, the Company pays a fixed rate of 3.36% and receives or pays monthly interest payments based upon a comparison to the one-month SOFR rate.
On May 1, 2025, the Company entered into an amendment to the Asset Backed Equipment Facility to increase the facility limit from a lender committed amount of $460.0 million to $500.0 million, with an additional uncommitted increase of $30.0 million available. The amendment extended the agreement until May 1, 2028 and removed the adjustment spread of 10 basis points.
On May 1, 2025, the Company entered into an amendment to the Asset Backed Trade Receivables Facility, which extended the agreement until May 1, 2028 and removed the adjustment spread of 10 basis points.
On June 30, 2025, all outstanding warrants held by BDT were exercised and net settled for 45,314,995 shares of common stock.
On July 4, 2025, the One Big Beautiful Bill Act (“OBBBA”) was enacted in the United States. This bill amends key business tax provisions including the “GILTI” provision, other international provisions, interest deduction limitations and reinstates the option to immediately expense research and experimental expenditures. The Company is currently in the process of evaluating the potential impact of OBBBA on its financial position and results of operations.
On August 1, 2025, the Company acquired certain assets net of liabilities of Metropolitan Laundry Machinery Sales Inc., a leading distributor of laundry equipment headquartered in South Richmond Hill, New York servicing the metro New York area.
On August 8, 2025, ALH Holding Inc. filed a Certificate of Amendment to its Certificate of Incorporation to change its name to Alliance Laundry Holdings Inc.
On September 22, 2025, the Company made a voluntary repayment of the Term Loan of $135.0 million.
On September 25, 2025, the Company’s board of directors and stockholders, approved a 142-for-1 stock split of the company’s issued and outstanding shares of common stock, including the shares of common stock underlying outstanding stock options. This stock split was effective September 26, 2025. All issued and outstanding share and per share amounts of common stock and stock options included in the accompanying consolidated financial statements have been retroactively adjusted to reflect this stock split for all periods presented. The par value of the common stock was not adjusted and retained a par value of $0.01 per share. Accordingly, an amount equal to the to

ALLIANCE LAUNDRY HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024, 2023 and 2022
(Dollar amounts in thousands unless otherwise indicated)
the par value of the additional shares issued resulting from the stock split was reclassified from additional paid-in capital to common stock. Additionally, the board of directors retired and cancelled all treasury shares.
On September 25, 2025, ALH Holding Inc. filed a Certificate of Amendment to its Certificate of Incorporation to amend the authorized shares to 2,000,000,000 shares of common stock and 100,000,000 shares of preferred stock.
On September 25, 2025, the Company’s board of directors and stockholders, terminated the 2015 Stock Option Plan and approved the 2025 Omnibus Incentive Compensation Plan. No further awards will be granted under the 2015 Stock Option Plan, but existing awards will continue to vest and and be exercisable in accordance with the plan terms.

ALLIANCE LAUNDRY HOLDINGS INC.
SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
(in thousands)
Allowance for Credit Losses - Accounts receivable, net:

(in thousands)	Balance at Beginning of Period	Charges to Expense	Deductions	Impact of Foreign Exchange Rates	Balance at End of Period
December 31, 2024	$2,172	2,153	1,776	114	$2,663
December 31, 2023	$3,049	890	1,700	(67)	$2,172
December 31, 2022	$3,807	1,076	1,732	(102)	$3,049
Tax valuation allowance reserves:

	Balance at Beginning of Period	Charges (Credits) to Expense	Deductions	Balance at End of Period
December 31, 2024	$23,915	(9,898)	—	$14,017
December 31, 2023	$23,417	498	—	$23,915
December 31, 2022	$27,857	(4,440)	—	$23,417

ALLIANCE LAUNDRY HOLDINGS INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)
(unaudited)

	June 30, 2025	December 31, 2024
Assets
Current assets:
Cash and cash equivalents	$222,587	$154,682
Restricted cash	1,689	6,401
Restricted cash - for securitization investors	17,181	26,959
Accounts receivable, net	114,366	92,150
Inventories, net	152,923	133,494
Inventories, net - related parties	835	989
Accounts receivable, net - restricted for securitization investors	162,605	130,060
Equipment financing receivables, net	4,118	4,600
Equipment financing receivables, net - restricted for securitization investors	89,884	88,288
Prepaid expenses and other current assets	34,187	30,534
Total current assets	800,375	668,157

Equipment financing receivables, net	6,971	7,633
Property, plant, and equipment, net	246,972	248,341
Operating lease right-of-use assets	16,333	17,080
Equipment financing receivables, net - restricted for securitization investors	432,041	417,672
Deferred income tax asset, net	3,416	3,220
Debt issuance costs, net	3,938	2,793
Goodwill	674,756	666,580
Intangible assets, net	777,085	793,666
Other long-term assets	2,995	6,963
Total assets	$2,964,882	$2,832,105

Liabilities and Stockholders' Deficit
Current liabilities:
Current portion of long-term debt	$20,872	$20,896
Accounts payable	163,855	141,808
Accounts payable - related parties	1,496	1,338
Asset backed borrowings - owed to securitization investors	195,371	170,862
Current operating lease liabilities	5,432	5,502
Other current liabilities	122,176	138,259
Total current liabilities	509,202	478,665

Long-term debt, net	2,035,732	2,034,545
Asset backed borrowings - owed to securitization investors	387,898	382,910
Deferred income tax liability	161,942	171,103
Long-term operating lease liabilities	11,820	12,549
Other long-term liabilities	34,783	29,661
Total liabilities	3,141,377	3,109,433

Stockholders' deficit:
Commitments and contingencies (See Note 17)
Redeemable preferred stock, $0.01 par value, 100,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $0.01 par value, 2,000,000,000 shares authorized, 235,213,770 and 189,609,192 issued, respectively, and 170,707,288 and 125,290,718, outstanding, respectively	2,352	1,896
Additional paid-in capital	191,181	189,911
Retained earnings	79,790	31,527
Treasury Stock, at cost, 64,506,482 and 64,318,474 shares, respectively	(501,252)	(498,910)
Accumulated other comprehensive income/(loss)	51,434	(1,752)
Total stockholders' deficit	(176,495)	(277,328)
Total liabilities and stockholders’ deficit	$2,964,882	$2,832,105
The accompanying notes are an integral part of the financial statements.

ALLIANCE LAUNDRY HOLDINGS INC.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(unaudited)
(in thousands, except per share amounts)

	Six Months Ended June 30,
	2025	2024
Net revenues:
Equipment, service parts and other	$812,472	$704,660
Equipment financing	24,285	24,349
Net revenues	836,757	729,009
Costs and expenses:
Cost of sales	498,256	439,875
Cost of sales - related parties	3,082	2,995
Equipment financing expenses	16,209	16,410
Gross profit	319,210	269,729

Selling, general, and administrative expenses	150,727	124,824
Selling, general, and administrative expenses - related parties	150	150
Total operating expenses	150,877	124,974
Operating income	168,333	144,755

Interest expense, net	84,288	58,431
Other expenses/(income), net	20,908	(230)
Income before taxes	63,137	86,554
Provision for income taxes	14,874	18,977
Net income	$48,263	$67,577

Comprehensive income:
Net income	$48,263	$67,577
Foreign currency translation adjustment	53,186	(19,249)
Comprehensive income	$101,449	$48,328

Net income per share attributable to common stockholders:
Basic	$0.28	$0.40
Diluted	$0.28	$0.39

Weighted average number of common shares outstanding
Basic	170,671	170,554
Diluted	174,763	173,516
The accompanying notes are an integral part of the financial statements.

ALLIANCE LAUNDRY HOLDINGS INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
(in thousands)

	Six Months Ended June 30,
	2025	2024
Cash flows from operating activities:
Net income	$48,263	$67,577
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	45,958	44,909
Amortization and extinguishment of debt issuance costs	1,145	2,592
Amortization of original issue discount	807	1,037
Non-cash interest expense	9,006	4,219
Non-cash loss on commodity & foreign exchange contracts, net	227	348
Non-cash foreign exchange loss/(income), net	19,854	(230)
Non-cash stock-based compensation	1,771	1,776
Loss on sale of property, plant, and equipment	318	360
Provision for credit losses	2,480	886
Deferred income taxes	(11,697)	(7,586)
Changes in assets and liabilities, net of the effects of acquisitions:
Accounts and equipment financing receivables, net	(11,351)	(10,803)
Accounts receivable - restricted for securitization investors	(32,665)	(19,712)
Inventories, net	(14,036)	(11,015)
Inventories, net - related party	154	27
Equipment financing receivables, net - restricted for securitization investors	(13,043)	(16,579)
Other assets	(4,244)	(3,573)
Accounts payable	23,346	(7,390)
Accounts payable - related parties	158	(108)
Other liabilities	(15,754)	(10,101)
Net cash provided by operating activities	50,697	36,634

Cash flows from investing activities:
Capital expenditures	(16,597)	(10,447)
Acquisition of businesses, net of cash acquired	(3,084)	(1,682)
Proceeds on disposition of assets	137	93
Originations of equipment financing receivables, net - restricted for securitization investors	(40,516)	(41,897)
Collections of equipment financing receivables, net - restricted for securitization investors	35,949	36,238
Net cash used in investing activities	(24,111)	(17,695)

Cash flows from financing activities:
Payments on revolving line of credit borrowings	—	(5,527)
Payments on long-term borrowings	—	(107,000)
Cash paid for debt establishment and amendment fees	(1,877)	—
Increase in asset backed borrowings owed to securitization investors	116,622	89,698
Decrease in asset backed borrowings owed to securitization investors	(87,124)	(75,890)
Repurchase of common stock	(2,342)	(99)
Taxes paid related to net share settlement of stock options	(70)	(1,105)
Net proceeds from stock options exercised	25	82
Net cash provided by/(used) in financing activities	25,234	(99,841)

Effect of exchange rate changes on cash, cash equivalents, and restricted cash	1,595	(4,092)

Increase/(Decrease) in cash, cash equivalents, and restricted cash	53,415	(84,994)
Cash, cash equivalents, and restricted cash at beginning of period	188,042	209,969
Cash, cash equivalents, and restricted cash at end of period	$241,457	$124,975

Reconciliation of cash, cash equivalents, and restricted cash to the Condensed Consolidated Balance Sheet:
Cash and cash equivalents	$222,587	$102,736
Restricted cash	1,689	1,540
Restricted cash - for securitization investors	17,181	20,699
Total cash, cash equivalents, and restricted cash shown in the Statement of Cash Flows	$241,457	$124,975

Supplemental disclosure of cash flow information:
Cash paid for interest	$76,651	$52,105
Cash paid for interest - to securitized investors	$15,517	$16,905
Cash paid for income taxes	$30,593	$34,070

Supplemental disclosure of investing and financing non-cash activities:
Capital expenditures included in accounts payable	$1,905	$2,055
The accompanying notes are an integral part of the financial statements.

ALLIANCE LAUNDRY HOLDINGS INC.
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY/(DEFICIT)
(unaudited)
(in thousands)

					Accumulated Other	Total
(Six months ended June 30, 2024)	Common Stock	Paid-in Capital	Treasury Stock	Retained Earnings	Comprehensive Income/(loss)	Stockholders' Equity/(Deficit)
Balances at December 31, 2023	1,894	821,737	(497,465)	199,148	25,616	550,930
Net income	—	—	—	67,577	—	67,577
Foreign currency translation adjustment	—	—	—	—	(19,249)	(19,249)
Exercise of stock options and taxes paid for net share settlement	1	(1,106)	—	—	—	(1,105)
Exercise of stock options	—	82	—	—	—	82
Repurchase of common stock	—	—	(99)	—	—	(99)
Share-based compensation	—	1,776	—	—	—	1,776
Balances at June 30, 2024	1,895	822,489	(497,564)	266,725	6,367	599,912

(Six months ended June 30, 2025)
Balances at December 31, 2024	1,896	189,911	(498,910)	31,527	(1,752)	(277,328)
Net income	—	—	—	48,263	—	48,263
Foreign currency translation adjustment	—	—	—	—	53,186	53,186
Exercise of warrants	453	(453)	—	—	—	—
Exercise of stock options and taxes paid for net share settlement	3	(73)	—	—	—	(70)
Exercise of stock options	—	25	—	—	—	25
Repurchase of common stock	—	—	(2,342)	—	—	(2,342)
Share-based compensation	—	1,771	—	—	—	1,771
Balances at June 30, 2025	2,352	191,181	(501,252)	79,790	51,434	(176,495)

ALLIANCE LAUNDRY HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands unless otherwise indicated)

Note 1 - Basis of Presentation
Description of Business
On August 31, 2015, BDT Capital Partners, LLC (“BDT”), Ontario Teachers’ Pension Plan Board (“OTPP”), and members of our management indirectly acquired 100% of the outstanding equity interests in Alliance Laundry Holdings LLC ("Alliance Holdings") through the merger of Alliance Laundry Holdings Inc. (“ALH” or the “Company”) and Rally Acquisition Corporation. ALH was the surviving entity. The Company refers to the acquisition and merger as the “BDT Transaction”. As a result of the BDT Transaction, all the outstanding equity interests of Alliance Laundry Systems LLC ("Alliance Laundry") are owned by Alliance Holdings and all the equity interests of Alliance Holdings are owned by ALH.
During the fourth quarter of 2015, BDT syndicated a portion of its equity interests in ALH to select strategic co-investors (“co-investors”). Simultaneous with these transactions, BDT and the co-investors contributed all their equity interests into BDT Badger Holdings, LLC (“Badger”), an investment fund for the purpose of holding equity interests in ALH. In July 2017, the Company repurchased the preferred and common shares outstanding of ALH held by OTPP.
Basis of Presentation
The interim condensed consolidated financial statements of ALH and consolidated subsidiaries have been prepared by the Company and are unaudited. Certain information and footnote disclosures normally included in the annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States have been condensed or omitted as permitted for reporting of interim financial statements. The interim condensed consolidated financial statements are unaudited; however, in the opinion of management, such interim condensed consolidated financial statements reflect all adjustments, consisting solely of normal and recurring adjustments, necessary for a fair statement of its financial position, results of operations, and cash flows for the interim periods presented. The condensed consolidated financial statements as presented should be read in conjunction with our consolidated financial statements presented in our audited Annual Report for the Year Ended December 31, 2024. Results for interim periods are not necessarily indicative of future results.
Significant Accounting Policies
A comprehensive discussion of our critical accounting policies and management estimates is included in our audited consolidated financial statements for the year ended December 31, 2024.
Allowance for Credit Losses - Equipment Financing Receivables
The allowance for credit losses is an estimate of losses inherent to the Company’s equipment financing receivables portfolio. The Company’s estimate includes accounts that have been individually identified as impaired and estimated credit losses over a pool of receivables where it is probable that certain receivables in the pool are impaired but that the individual accounts cannot yet be identified. When determining estimates of probable credit loss or whether an account is impaired, management takes into consideration numerous quantitative and qualitative factors such as historical loss experience, credit risk, portfolio duration and economic conditions. The Company determined that there is a limited correlation between expected credit losses and forecasted economic conditions based on a correlation analysis performed to compare historical losses to various economic conditions, such as real gross domestic product, inflation rate and unemployment rate. On an ongoing basis, the Company monitors credit quality based on past-due status as there is a meaningful correlation between the past-due status of customers and the risk of credit loss.
The Company determines that an equipment financing receivable is impaired when it is expected that it will be unable to collect all amounts due according to the contractual terms of the loan or lease. These equipment financing receivables are collateral–dependent and measurement of impairment is based upon the estimated fair value of collateral. The determination of the allowance for credit losses is based on an analysis of historical loss experience and reflects an amount which, in the Company’s judgment, is adequate to provide for probable credit losses. When a financing receivable is non-performing, aged greater than 89 days and the Company has exhausted all efforts of

ALLIANCE LAUNDRY HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands unless otherwise indicated)
collection, the receivable is deemed to be uncollectible and is charged off and deducted from the allowance. The allowance is increased for recoveries and by charges to earnings.
Fair Value of Other Financial Instruments
Current accounting guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. It also specifies a fair value hierarchy based upon the observability of inputs used in valuation techniques. Observable inputs (highest level) reflect market data obtained from independent sources while unobservable inputs (lowest level) reflect internally developed market assumptions. In accordance with the guidance, fair value measurements are classified under the following hierarchy:
•Level 1 - Quoted prices for identical instruments in active markets.
•Level 2 - Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-derived valuations in which all significant inputs or significant value-drivers are observable in active markets.
•Level 3 - Model-derived valuations in which one or more significant inputs or significant value-drivers are unobservable.
When available, the Company uses quoted market prices to determine fair value and classifies such measurements within Level 1. In some cases where market prices are not available, the Company makes use of observable market-based inputs to calculate fair value, in which case the measurements are classified within Level 2. If quoted or observable market prices are not available, fair value is based upon internally developed models that use, where possible, current market-based parameters such as interest rates, yield curves and currency rates. These measurements are classified within Level 3.
Fair value measurements are classified according to the lowest level input or value-driver that is significant to the valuation. A measurement may therefore be classified within Level 3 even though there may be significant inputs that are readily observable.
New Accounting Pronouncements to be Adopted
In December 2023, the FASB issued ASU No 2023-09 Income Taxes (“Topic 740”): Improvements to Income Tax Disclosures Topic 740. The new guidance is intended to enhance the transparency of income tax disclosures, primarily related to rate reconciliation and income taxes paid information. This guidance is effective for fiscal years beginning after December 15, 2024. This guidance is effective on a prospective basis, though retrospective application is permitted. The Company expects the adoption of this ASU will impact only our disclosures with no impact to our consolidated financial condition or results of operations.
In November 2024, the FASB issued ASU No. 2024-03, Income Statement (Subtopic 220-40): Reporting Comprehensive Income—Expense Disaggregation Disclosures, which enhances certain disclosure requirements related to expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, selling, general and administrative expenses, and research and development). This guidance is effective for the Company for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. This ASU will only affect our disclosures and will not change the expense captions the Company presents on its Consolidated Statements of Comprehensive Income.

ALLIANCE LAUNDRY HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands unless otherwise indicated)
Note 2 – Net Revenues
Net revenues by reportable segment and major type of good or service were as follows:

	Six Months Ended June 30,
(in thousands)	2025	2024
North America
Equipment	$515,633	$431,303
Service parts	62,666	56,845
Equipment financing	24,093	24,037
Other	19,022	17,651
Total North America Net revenues	$621,414	$529,836

International
Equipment	$189,009	$173,882
Service parts	23,259	21,968
Equipment financing	192	312
Other	2,883	3,011
Total International Net revenues	$215,343	$199,173

Total Net revenues	$836,757	$729,009
Equipment and service parts
The Company offers a full line of stand-alone laundry washers and dryers and related service parts. These products range from small residential washers and dryers to large commercial laundry equipment. Revenue from equipment and service part sales is recognized when the Company satisfies a performance obligation by transferring control of a product to a customer. Transfer of control generally takes place upon shipment to the customer. Revenue is measured based on the consideration that the Company expects to be entitled to in exchange for the products transferred. Sales are generally made with 30 – 120 day terms. The resulting receivables are recorded on the Condensed Consolidated Balance Sheet under Accounts receivable, net and Accounts receivable, net restricted for securitization investors for those receivables that are sold to a securitization entity.
Sales incentive programs such as cash discounts, customer promotional allowances, and volume rebates are used to promote the sale of equipment and other products. The Company estimates its variable consideration related to sales incentive programs using the most likely amount. Revenues are recorded net of sales incentive allowances, and are based on factors specific to each customer’s program such as expected sales volume and rebate percentages. The Company maintains an accrual at the end of each period for the unpaid amount the customer is expected to earn related to such programs. As of June 30, 2025 and December 31, 2024, the related accrual balances were $22.1 million and $23.1 million, respectively. The accruals are recorded in Other current liabilities in the Consolidated Balance Sheet.
Shipping and handling costs associated with freight after control of a product has transferred to a customer are accounted for as fulfillment costs. The Company accrues for the shipping and handling costs in the same period that the related revenue is recognized.
The Company offers standard, limited warranties on its products. These warranties provide assurance that the product will function as expected and are not separate performance obligations. The Company accounts for estimated warranty costs as a liability when control of the product transfers to the customer.
The Company sells an extended warranty to its customers that is a separate performance obligation as the Company stands by ready to perform additional warranty work not covered by the standard warranty. The Company

ALLIANCE LAUNDRY HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands unless otherwise indicated)
defers the extended warranty revenue until the period covered by the extended warranty begins, and then recognizes extended warranty revenue ratably over the coverage period. The extended warranty contract liability was $1.0 million at June 30, 2025 and $1.0 million at December 31, 2024.
The Company collects and remits taxes assessed by different governmental authorities that are both imposed on and concurrent with revenue producing transactions between the Company and its customers. The Company excludes these taxes from Net revenues.
Equipment financing
The Company offers an equipment financing program to end-customers who are primarily laundromat owners in order to finance their purchase of new equipment. Typical terms for equipment financing receivables range from two to ten years. Interest income on finance receivables is recorded as earned over the life of the loan. See Note 5 - Securitization Activities for further discussion regarding asset-backed financing.
Other
Other revenue consists primarily of company-owned laundromat proceeds, scrap sales, field service revenue and technology fee revenue. Revenue from these sources is typically recognized at point of sale or when the service is performed.
Note 3 - Other Expenses/(Income), net
The following table presents a summary of Other expenses/(income), net, as shown in the Condensed Consolidated Statements of Comprehensive Income.

	Six Months Ended June 30,
(in thousands)	2025	2024
Foreign exchange losses/(gains) on intercompany loans	$19,854	$(230)
Debt issuance cost write-offs and amendment expenses	1,054	—
Other expenses/(income), net	$20,908	$(230)
Foreign exchange losses/(gains) on intercompany loans result from intercompany loans where the lender or borrower’s functional currency differs from the loan denomination currency. During 2025, $1.1 million of debt issuance cost were incurred. See Note 11 - Debt for further information.
Note 4 - Asset Backed Facilities
Securitized Equipment Financing
The Company maintains an internal financing organization primarily to assist end-user laundromat locations in financing Company branded equipment through the Company’s distributors in the United States and Canada. Alliance Laundry originates and administers the sale of equipment financing receivables through a special-purpose bankruptcy remote subsidiary, Alliance Laundry Equipment Receivables 2015 LLC (“ALER 2015”), and a trust (a qualified special purpose entity or “QSPE”), Alliance Laundry Equipment Receivables Trust 2015-A (“ALERT 2015A”). These transactions are financed by a revolving credit facility (the “Asset Backed Equipment Facility”) backed by equipment financing receivables originated by the Company. Alliance Laundry is permitted, from time to time, to sell certain equipment financing receivables to its special-purpose subsidiary, which in turn transfers them to the trust. On May 1, 2025, the Company entered into an amendment to the Asset Backed Equipment Facility to increase the facility limit from a lender committed amount of $460.0 million to $500.0 million, with an additional uncommitted increase of $30.0 million available. The amendment extended the term until May 1, 2028 and removed the adjustment spread of 10 basis points. As a result, the Company incurred $1.6 million of fees which were capitalized and included in Debt issuance costs, net line of the Consolidated Balance Sheets. These costs are being amortized over the three-year life of the facility, which approximates the effective interest method.

ALLIANCE LAUNDRY HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands unless otherwise indicated)
The trust finances the acquisition of equipment financing receivables through borrowings under the Asset Backed Equipment Facility in the form of funding notes which are limited to an advance rate of approximately 88%. Under the Asset Backed Equipment Facility, interest payments on the variable funding notes are paid monthly at an interest rate equal to the daily simple SOFR ("Secured Overnight Financing Rate") rate plus a margin of 120 basis points, which was equivalent to 5.6% at June 30, 2025. If an event of default occurs, the otherwise applicable interest rate for the Asset Backed Equipment Facility will be increased by an amount equal to 200 basis points per annum. The lenders also earn an unused facility fee of 0.35% of the unfunded portion of each lender's commitment amount prior to a rapid amortization event or event of default.
The equipment financing receivables typically have interest rates ranging primarily from Prime plus 0.25% to Prime plus 4.75% for variable rate equipment financing receivables and 4.50% to 11.50% for fixed-rate equipment financing receivables. The average interest rate for all equipment financing receivables at June 30, 2025 was 9.02% with terms ranging primarily from two to twelve years. The weighted-average remaining expected life of equipment financing receivables held by the trust was approximately 3.39 years at June 30, 2025. All equipment financing receivables allow the holder to prepay outstanding principal amounts without penalty.
Securitized Receivables Financing
Alliance Laundry, through a special-purpose bankruptcy remote subsidiary, Alliance Laundry Trade Receivables LLC (“ALTR LLC”), utilizes a revolving credit facility (the “Asset Backed Trade Receivables Facility”) backed by trade receivables originated by the Company. Under the Asset Backed Trade Receivables Facility, Alliance Laundry originates and simultaneously sells its trade receivables to its special-purpose subsidiary. On June 30, 2022, the Company entered an amendment to the Asset Backed Trade Receivables Facility to extend the term of the agreement until June 30, 2025, and increase the facility limit of $100.0 million to $120.0 million. On May 1, 2025, the Company entered into an amendment to the Asset Backed Trade Receivables Facility, which extended the agreement until May 1, 2028. After May 1, 2028, ALTR LLC will not be permitted to request new borrowings, and the outstanding borrowings will amortize over 180 days with any remaining balance due at maturity. The Company incurred $0.3 million of fees in connection with the amendment which were capitalized and included in the Debt issuance costs, net line of the Consolidated Balance Sheets. These costs are being amortized over three-year revolving life of the facility, which approximates the effective interest method.
Under the Asset Backed Trade Receivables Facility, interest payments on the variable funding notes are paid monthly at an interest rate equal to the daily 1-month SOFR rate plus a margin of 110 basis points, which was 5.4% as of June 30, 2025. The lender also earns an unused facility fee of 0.35% of the unfunded portion of each lender's commitment amount. The Company consolidates the trust, including the assets and liabilities associated with the sale of accounts and equipment financing receivables, into its Consolidated Financial Statements.
The Company follows accounting standards relating to the consolidation of variable interest entities and accounting for transfers of financial assets. In evaluating the variable interest entity accounting guidance, the Company evaluated if the trust should be consolidated. The Company has concluded that it is the primary beneficiary of the trust as (1) it has the power to direct the activities of the trust that most significantly impact the trust's economic performance and (2) the Company has the obligation to absorb losses or the right to receive benefits that could potentially be significant to the trust. As a result, the Company consolidates the trust in these financial statements.
Note 5 - Securitization Activities
The following lines of the Company’s Condensed Consolidated Balance Sheets are specific to the Company’s securitization and are restricted for securitization investors only:
•Restricted cash - for securitization investors
•Accounts receivable - restricted for securitization investors
•Equipment financing receivables, net - restricted for securitization investors (current and long-term)

ALLIANCE LAUNDRY HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands unless otherwise indicated)
•Asset backed borrowings - owed to securitization investors (current and long-term)
Certain aspects of the Company’s retained interest in the assets of the trust constitute intercompany positions which are eliminated in the preparation of the Company’s Condensed Consolidated Balance Sheets. Trust receivables underlying the Company’s retained interest are recorded in Accounts receivable, net - restricted for securitization investors and Equipment financing receivables, net - restricted for securitization investors.
Restricted Cash - for Securitization Investors
To protect the noteholders of the trust, additional collateral in the form of a cash reserve equal to 1.0% of the equipment financing receivable balances is maintained as well as a yield account for lower fixed rate loans. Additionally, collection accounts to facilitate the collection and disbursement of funds are maintained separately for accounts receivable and equipment financing receivables. The following table presents the components of restricted cash for securitization investors.

(in thousands)	June 30, 2025	December 31, 2024
Cash reserve accounts	$5,281	$5,217
Collection accounts - accounts receivable	1,408	1,579
Collection accounts - equipment financing receivables	10,492	20,163
Restricted cash - for securitization investors	$17,181	$26,959
Securitization Activities
The Company transfers accounts receivable and equipment financing receivables to its special-purpose bankruptcy remote subsidiaries in the ordinary course of business as part of its ongoing securitization activities. The Company receives a combination of cash and residual interests in the transferred assets in its securitization transactions.
The following table presents the Company’s residual interests in Accounts Receivable - restricted for securitization investors.

(in thousands)	June 30, 2025	December 31, 2024
Accounts receivable - restricted for securitization investors	$164,345	$132,017
Less: Allowance for accounts receivable credit losses	(1,740)	(1,957)
Accounts receivable, net - restricted for securitization investors	162,605	130,060
Less: Asset backed borrowings - owed to securitization investors	(116,543)	(93,772)
Company's residual interest in securitized accounts receivable	$46,062	$36,288
The following table presents the Company’s residual interests in Equipment financing receivables, net - restricted for securitization investors.

	June 30, 2025		December 31, 2024
(in thousands)	Current	Long-term	Current	Long-term
Equipment financing receivables - restricted for securitization investors	$90,799	$436,818	$88,901	$422,054
Less: Allowance for equipment financing receivables credit losses	(915)	(4,777)	(613)	(4,382)
Equipment financing receivables, net - restricted for securitization investors	89,884	432,041	88,288	417,672
Less: Asset backed borrowings - owed to securitization investors	(78,828)	(387,898)	(77,090)	(382,910)
Company's residual interest in securitized equipment financing receivables	$11,056	$44,143	$11,198	$34,762

ALLIANCE LAUNDRY HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands unless otherwise indicated)
Asset Backed Borrowings - Owed to Securitization Investors
The asset backed borrowings owed to securitization investors in the Company’s Condensed Consolidated Balance Sheets represents the third-party noteholders’ interest in accounts receivable and equipment financing receivables.
Credit Quality of Equipment Financing Receivables
Interest income is accrued as earned on outstanding balances. Fees earned and incremental direct costs incurred upon origination of equipment financing are not significant for any period presented. Past due balances of equipment financing receivables represent the principal balance of loans and leases held with any payment amounts between 30 and 89 days past the contractual payment due date. Non-performing equipment financing receivables represent loans and leases that are generally more than 89 days delinquent. The allowance is measured on a collective basis for equipment financing receivables with similar risk characteristics. The Company does not accrue interest income on non-performing equipment financing receivables. Finance income for non-performing equipment financing receivables is recognized on a cash basis.
The following tables, shown in thousands, present an aging analysis of past due, non-performing, and current equipment financing receivables by class and vintage:

June 30, 2025	2025	2024	2023	2022	2021	Prior	Total
Securitized
30-59 Days	$—	$1,757	$—	$—	$205	$—	$1,962
60-89 Days	—	53	—	7	15	—	75
Total past due accruing	—	1,810	—	7	220	$—	2,037
Current	84,426	157,111	116,811	69,938	39,446	$48,676	516,408
Over 89 Days non-performing	—	1,273	4,049	1,705	1,126	$1,019	9,172
Total Securitized	$84,426	$160,194	$120,860	$71,650	$40,792	$49,695	$527,617
Current period gross charge-offs	—	—	13	—	556	398	967
Unsecuritized
30-59 Days	$—	$—	$—	$38	$4	$50	$92
60-89 Days	—	—	—	—	—	—	—
Total past due accruing	—	—	—	38	4	50	92
Current	922	1,207	51	1,611	2,770	4,302	10,863
Over 89 Days non-performing	—	—	28	320	90	635	1,073
Total Unsecuritized	$922	$1,207	$79	$1,969	$2,864	$4,987	$12,028
Current period gross charge-offs	—	—	—		62	7	69

ALLIANCE LAUNDRY HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands unless otherwise indicated)

December 31, 2024	2024	2023	2022	2021	2020	Prior	Total
Securitized
30-59 Days	$1,022	$234	$275	$49	$55	$126	$1,761
60-89 Days	371	842	—	759	—	132	2,104
Total past due accruing	1,393	1,076	275	808	55	$258	3,865
Current	173,629	134,152	81,055	48,562	24,282	$37,260	498,940
Over 89 Days non-performing	615	3,227	1,231	1,262	618	$1,197	8,150
Total Securitized	$175,637	$138,455	$82,561	$50,632	$24,955	$38,715	$510,955
Current period gross charge-offs		277	66	115	42	384	884
Unsecuritized
30-59 Days	$—	$—	$—	$49	$—	$28	$77
60-89 Days	—	—	—	—	—	11	11
Total past due accruing	—	—	—	49	—	39	88
Current	1,308	60	1,792	3,275	76	5,527	12,038
Over 89 Days non-performing	—	27	310	414	—	248	999
Total Unsecuritized	$1,308	$87	$2,102	$3,738	$76	$5,814	$13,125
Current period gross charge-offs	—	—	6	302	38	387	733
The Company elected to exclude accrued interest receivable from the amortized cost basis. Accrued interest was $2.2 million as of June 30, 2025 and December 31, 2024, which we report in Prepaid expenses and other current assets in the Condensed Consolidated Balance Sheets.
The following tables present activity in the allowance for losses related to equipment financing receivables held on the Condensed Consolidated Balance Sheets. Refer to Note 2 to the consolidated financial statements included in our in our audited consolidated financial statements for the year ended December 31, 2024 for further discussion of our allowance for credit losses.

(in thousands)	Unsecuritized Equipment Financing Receivables Portfolio	Securitized Equipment Financing Receivables Portfolio
Balance, December 31, 2024	$892	$4,995
Current period provisions	(97)	1,643
Actual write-offs	(69)	(967)
Recoveries	105	21
Impact of foreign exchange rates	85	—
Balance, June 30, 2025	$916	$5,692

ALLIANCE LAUNDRY HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands unless otherwise indicated)

(in thousands)	Unsecuritized Equipment Financing Receivables Portfolio	Securitized Equipment Financing Receivables Portfolio
Balance, December 31, 2023	$1,340	$1,190
Current period provisions	(147)	720
Actual write-offs	11	(351)
Recoveries	157	—
Impact of foreign exchange rates	(35)	—
Balance, June 30, 2024	$1,326	$1,559
Other Trust Items
The Company incurred $1.9 million of capitalized debt issuance costs, associated with the refinancing of Asset Backed Facilities in 2025. The following table presents the amortization expense related to debt issuance costs.

	Six Months Ended June 30,
(in thousands)	2025	2024
Amortization expense	$469	$352
Note 6 - Inventories
The following table summarizes our inventories as of June 30, 2025 and December 31, 2024.

(in thousands)	June 30, 2025	December 31, 2024
Finished goods	$74,219	$63,528
Raw materials	$61,988	$52,948
Work in process	17,551	18,007
Inventories, net	$153,758	$134,483
Note 7 - Derivative Financial Instruments
Derivative instruments are accounted for at fair value. The accounting for changes in the fair value of a derivative depends on the intended use, designation and type of the derivative instrument. The Company does not designate any of its derivatives as hedges and, as such, records all changes in fair values as a component of earnings. Cash flow activity associated with the Company's derivative financial instruments is recorded in Cash flows from operating activities on the Consolidated statement of Cash Flows.
Using derivative instruments means assuming counterparty credit risk. Counterparty credit risk relates to the loss the Company could incur if a counterparty were to default on a derivative contract. The Company primarily deals with investment grade counterparties and monitors its overall credit risk and exposure to individual counterparties. The Company does not anticipate nonperformance by any counterparties. The amount of counterparty credit exposure is the unrealized gains, if any, on such derivative contracts. The Company does not require, nor does it post collateral, or security, on such contracts.
The Company is exposed to certain risks relating to its ongoing business operations. As a result, the Company enters into derivative transactions to manage these exposures. The primary risks managed through the use of derivative instruments are fluctuations in interest rates, foreign currency exchange rates and commodity prices. Fluctuations in these rates and prices can affect the Company’s operating results and financial condition. The Company manages the exposure to these market risks through operating and financing activities and through the use of derivative financial instruments. The Company does not enter derivative financial instruments for trading or speculative purposes.

ALLIANCE LAUNDRY HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands unless otherwise indicated)
Interest Rate Risk.
Borrowings outstanding under the Term Loan totaled $2,075.0 million at June 30, 2025. Borrowings under the Term Loan bear interest, at the option of Alliance Laundry, at a rate equal to an applicable margin plus (a) the adjusted base rate or (b) the eurocurrency rate (both rates as defined in the Credit Agreement). The applicable margins for the Term Loan are currently 2.50% with respect to adjusted base rate loans and 3.50% with respect to eurocurrency loans. An assumed 10% increase/decrease in the SOFR interest rate in effect at June 30, 2025 would increase/decrease annual interest expense $5.7 million on the non-hedged portion of the borrowing.
Effective September 3, 2024, the Company entered into a $600.0 million interest rate swap agreements to hedge a portion of our interest rate risk related to our long-term borrowings. Under these swaps, which mature on September 1, 2027, the Company pays a fixed rate of 3.61% and receives or pays monthly interest payments based upon a comparison to the one-month SOFR rate.
Effective April 1, 2025, the Company entered into a $150.0 million interest rate swap agreement to hedge a portion of our interest rate risk related to our long-term borrowings. Under the swap, which matures on April 3, 2028, the Company pays a fixed rate of 3.36% and receives or pays monthly interest payments based upon a comparison to the one-month SOFR rate.
Interest rate caps are in place as part of the Asset Backed Facilities to limit the Company’s exposure to interest rate increases which may adversely affect the overall performance of the Company’s equipment financing activities. The interest rate cap strike rates are 5.30%, 5.19% and 5.00%.
Foreign Currency Risk.
The Company has manufacturing, sales, and distribution facilities in the Czech Republic, China and Thailand. The Company also has various sales and distribution facilities in Brazil, France, Spain, Italy, Germany and the United Arab Emirates. The Company also makes investments and enters into transactions denominated in foreign currencies. The vast majority of the Company’s international sales from its domestic operations are denominated in US dollars. However, the Company is exposed to transactional and translational foreign exchange risk related to its foreign operations.
Regarding transactional foreign exchange risk, the Company from time to time enters into certain forward exchange contracts to reduce the variability of the earnings and cash flow impacts of foreign denominated receivables and payables. The Company does not designate these contracts as hedge transactions. Accordingly, the mark-to-market impact of these contracts is recorded each period to earnings. At June 30, 2025, the Company was not managing any foreign currency contracts.
The Company’s primary translation exchange risk exposure is the euro, Czech koruna, and Thai baht. Amounts invested in non-U.S. based subsidiaries are translated into US dollars at the exchange rate in effect at period end. The resulting translation adjustments are recorded in accumulated other comprehensive income as foreign currency translation adjustments.
The Company presents its derivatives at gross fair values in the Condensed Consolidated Balance Sheets and does not maintain derivative contracts which would require financial instrument or collateral balances. The

ALLIANCE LAUNDRY HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands unless otherwise indicated)
following tables summarize the fair value of the Company’s outstanding derivative contracts included within the Condensed Consolidated Balance Sheets.

	June 30, 2025
	Fair Value (Level 2)
(in thousands)	Notional Amount	Assets	Liabilities	Location on Balance Sheet	Term
Undesignated derivatives:
Interest rate swap	$750,000	$108	$2,170	Prepaid expenses, Other current assets, Other assets, Long-term liabilities and other current liabilities	Various through 4/3/2028
Commodity hedges	2,062	24	68	Prepaid expenses and Other current liabilities	Various through 12/31/25
Interest rate cap	60,939	53	—	Other long-term assets	Various through 9/15/31
Total undesignated derivatives		$185	$2,238

	December 31, 2024
	Fair Value (Level 2)
(in thousands)	Notional Amount	Assets	Liabilities	Location on Balance Sheet	Term
Undesignated derivatives:
Interest rate swap	$600,000	$6,805	$—	Prepaid expenses and other current assets and Other assets	Through 9/1/27
Commodity hedges	1,742	—	34	Other current liabilities	Various through 12/31/25
Interest rate cap	67,441	191	—	Other long-term assets	Various through 9/15/31
Total undesignated derivatives		$6,996	$34
The following table presents the combined cash and non-cash effects of derivative instruments on the Company’s Condensed Consolidated Statements of Comprehensive Income.

		(Loss)/Gain Recognized on Undesignated Derivatives
(in thousands)		Six Months Ended June 30,
Undesignated Derivatives	Location in Statement of Income	2025	2024
Interest rate swap	Interest expense	$(6,328)	$1,213
Foreign currency hedges	Cost of sales	(221)	(411)
Commodity hedges	Cost of sales	(10)	(76)
Interest rate cap	Interest expense	(138)	70
		$(6,697)	$796
See Note 5 - Securitization Activities under Other Trust Items for disclosures related to the Company’s interest rate cap.

ALLIANCE LAUNDRY HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands unless otherwise indicated)
Note 8 - Other Current Liabilities
The following table presents the major components of Other current liabilities.

(in thousands)	June 30, 2025	December 31, 2024
Salaries, wages and other employee benefits	$33,151	$40,493
Warranty reserve	27,295	26,561
Accrued interest	2,562	5,787
Accrued sales incentives	22,112	23,704
Income taxes	11,163	15,000
Other current liabilities	25,893	26,714
	$122,176	$138,259
Note 9 - Income Taxes
During the second quarter of 2025, the Company calculated its effective tax rate to be 23.6% and 21.9% as of June 30, 2025 and June 30, 2024, respectively. The increase in our effective tax rate is primarily due to an increase in income from regions with higher tax jurisdictions during 2025.
At the end of each interim period, the Company makes an estimate of the effective tax rate expected to be applicable for the full fiscal year and the impact of discrete items, if any, and adjusts the quarterly rate as necessary. The Company releases income tax effects from Accumulated other comprehensive (loss)/income when individual assets or liabilities are sold, terminated or extinguished.
The Company has approximately $4.8 million of unrecognized tax benefits as of June 30, 2025 which, if recognized, would impact the effective tax rate. The Company’s policy is to accrue interest and penalties related to unrecognized tax benefits in income tax expense. As of June 30, 2025, accrued interest and penalties related to the reserve for uncertain tax positions were $0.9 million.
Tax years which remain subject to examination by tax authorities for the Company’s significant tax jurisdictions include 2019 and after for the United States and Luxembourg and 2021 and after for Belgium and the Czech Republic.
Note 10 – Product Warranties
The Company offers product warranties to its commercial and Commercial In-Home customers depending upon the specific product type and the product use. Standard product warranties vary from one to seven years. The standard warranty program includes replacement of defective components. Additionally, the standard warranty covers labor costs for repairs solely related to Commercial In-Home equipment.
The Company records an estimate for future warranty related costs based on the projected incident rates of occurrence and projected cost per incident. The carrying amount of the Company’s warranty liability is adjusted as necessary based on an analysis of these and other factors.
The following table presents the changes in the carrying amount of the total product warranty liability.

(in thousands)	June 30, 2025	December 31, 2024
Balance at beginning of period	$51,787	$43,653
Currency translation adjustment	226	(126)
Accruals charged to earnings	18,587	32,406
Payments made during the period	(14,372)	(24,146)
Balance at end of period	$56,228	$51,787

ALLIANCE LAUNDRY HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands unless otherwise indicated)
Product warranty of $27.3 million and $26.6 million is recorded in Other current liabilities in the Condensed Consolidated Balance Sheets as of June 30, 2025 and December 31, 2024, respectively. Product warranty of $28.9 million and $25.2 million is recorded in Other long-term liabilities in the Condensed Consolidated Balance Sheets as of June 30, 2025 and December 31, 2024, respectively.
Note 11 - Debt
The following table presents the Company’s debt, other than debt related to securitization activities discussed in Note 4 - Asset Backed Facilities and Note 5 - Securitization Activities.

(in thousands)	June 30, 2025	December 31, 2024
Term Loan due August 2031 (6.83% and 7.84% as of June 30, 2025 and December 31, 2024, respectively)	$2,075,000	$2,075,000
Finance lease obligations	303	359
Gross long-term debt	2,075,303	2,075,359
Less: current portion of Term Loan	(20,750)	(20,750)
Less: current portion of finance lease obligations	(122)	(146)
Less: unamortized debt issuance costs on Term Loan	(6,313)	(6,725)
Less: unamortized original issue discount on Term Loan	(12,386)	(13,193)
Long-term debt, net	$2,035,732	$2,034,545
Credit Facility
On August 19, 2024, Alliance Holdings entered into a credit agreement, by and among the Alliance Holdings, Alliance Laundry as the Borrower (“Borrower”), the lenders party thereto and Citibank, as Administrative Agent (the “Credit Agreement”). The Credit Agreement provides for (i) an initial Term Loan facility (the “Term Loan”) in the aggregate principal amount of $2,075.0 million and (ii) an initial revolving credit facilities (the “RCF” and, together with the Term Loan, the “Credit Facility”) of $250.0 million principal amount of revolving commitments, with $225.0 million issuable in U.S. Dollars or Euros and $25.0 million issuable in Thai Baht, with a $102.0 million sub-limit for issuance of letters of credit and a $25.0 million sub-limit for swingline loans. The Term Loan was issued with an original issue discount of 50 basis points. Interest is payable no less frequently than quarterly at the rate of SOFR plus 3.5% (or the applicable base rate plus 2.5%), with a 0.0% SOFR floor. Interest under the RCF accrues at the rate of SOFR plus 3.25% (or the applicable base rate plus 2.25%). On February 20, 2025, we finalized an amendment to our Credit Agreement, which reduced the applicable margin on the Term Loan and RCF. The result is an interest rate on our Term Loan of SOFR plus 2.75% and an interest rate on our RCF of SOFR plus 2.50%. Additionally, we incorporated opportunities for further margin reductions contingent upon achieving improvements in our leverage ratio. The company incurred $1.0 million of fees in connection with the amendment. These fees were expensed and included in Other Expenses/(Income), net in the Condensed Consolidated Statement of Comprehensive Income. As of June 30, 2025, the interest rate under the RCF was 6.57%. Additionally, a commitment fee based upon the Company’s leverage ratio is charged on the unused portion of the commitments under the RCF. As of June 30, 2025, the commitment fee was 0.25%.
The Term Loan matures on August 19, 2031, and it requires installment principal repayments equal to 1.00% of the aggregate principal per annum, paid quarterly, with the outstanding balance due on the maturity date. The Credit Agreement requires certain mandatory prepayments, including from asset sales and, beginning with the fiscal year ending December 31, 2025, annual prepayments of the Term Loan with 50% of the Company’s Excess Cash Flow, which steps down to 25% if the Company’s net leverage ratio is below 4.75:1 and to 0% if the net leverage ratio is below 4.5:1. Excess Cash Flow is defined in the Credit Agreement as consolidated adjusted EBITDA (earnings before interest, taxes, depreciation and amortization), adjusted for the net change in working capital for the fiscal year, less other specified deductions such as debt and debt service payments, and interest and taxes paid in cash. Working capital is defined as current assets excluding cash and cash equivalents less current liabilities excluding current portion of long term debt and various other adjustments. Outstanding balances are fully prepayable on a voluntary basis, in whole or in part, without premium or penalty. The RCF matures on August 19, 2029, and it does not require any installment principal repayments or mandatory commitment reductions. Outstanding balances under

ALLIANCE LAUNDRY HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands unless otherwise indicated)
the RCF are fully prepayable on a voluntary basis, in whole or in part, and commitments may be terminated, in whole or in part, in each case without premium or penalty. Obligations under the Credit Agreement are secured by substantially all of the Company.
The Credit Agreement contains covenants that are customary for similar credit arrangements, including, among other things, covenants relating to: (i) financial reporting and notification, (ii) payment of obligations, (iii) compliance with applicable laws, (iv) notification of certain events, and (v) certain covenants limiting the ability of the Borrower and its subsidiaries to, among other things, sell or transfer assets, consummate fundamental changes, incur or guarantee indebtedness or liens, make investments, or enter into transactions with affiliates. The Company is in compliance with all covenants as of June 30, 2025.
The RCF is available, subject to certain conditions, for general corporate purposes in the ordinary course of business and for other transactions permitted under the Credit Agreement. A portion of the RCF not in excess of $102.0 million is available for the issuance of letters of credit. There were no letters of credit outstanding and the RCF was not drawn as of June 30, 2025 and December 31, 2024.
Other Debt
As discussed in greater detail in Note 5 - Securitization Activities, the Company had total debt outstanding of $583.3 million and $553.8 million related to its securitization activities as of June 30, 2025 and December 31, 2024, respectively.
Debt Issuance Costs and Original Issue Discount
The following tables present a summary of other disclosure items related to the Company’s debt.

	Six Months Ended June 30,
(in thousands)	2025	2024
Amortization expense - debt issuance costs	$676	$2,938
Amortization expense - original issue discount	807	1,373
Note 12 – Accumulated Other Comprehensive Income/(Loss)
The following tables present the changes in Accumulated other comprehensive income/(loss) by component, net of tax.

	Other Post-Retirement Benefits, Net
	Six Months Ended June 30,
(in thousands)	2025	2024
Balance at beginning of period	$1,842	$1,771
Amounts reclassified from accumulated other comprehensive income/(loss)	—	—
Net other comprehensive income	—	—
Balance at end of period	$1,842	$1,771

	Foreign Currency Translation
	Six Months Ended June 30,
(in thousands)	2025	2024
Balance at beginning of period	$(3,594)	$23,845
Other comprehensive income/(loss) before reclassifications	53,186	(19,249)
Net other comprehensive income/(loss)	53,186	(19,249)
Balance at end of period	$49,592	$4,596

ALLIANCE LAUNDRY HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands unless otherwise indicated)
Note 13 - Stock Based Compensation
The following table presents a summary of the Company’s stock option activity.

	Share Options	Weighted Average Exercise Price (Per Share)	Weighted Average Remaining Contractual Term
Options outstanding as of December 31, 2024	12,624,831	$6.10
Granted	1,106,194	12.38
Exercised	(448,294)	4.32
Forfeited	(399,726)	10.19
Options outstanding as of June 30, 2025	12,883,005	$6.58	5.22
Options exercisable as of June 30, 2025	5,910,120	$4.99	3.66
For the six months ended June 30, 2025, the company issued 553,097 time-based vesting options and 553,097 performance-based vesting options.
At June 30, 2025, the Company had approximately $4.8 million of total unrecognized compensation cost related to non-vested, time-based stock options granted. That cost is expected to be recognized over a weighted average period of 3.4 years. Additionally, the Company had approximately $10.4 million of total unrecognized compensation cost related to non-vested performance-based stock option grants as of June 30, 2025. No expense has been recognized for these awards as achievement of the performance conditions was not considered probable.
Note 14 - Earnings Per Share
Basic net income per share of common stock is computed by dividing net income attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net income per share of common stock is computed by including the basic weighted-average shares of common stock outstanding adjusted for the effects of all dilutive potential shares of common stock, which include, if dilutive, outstanding stock awards. The computation of diluted earnings per share excludes the effect of the potential exercise of stock-based awards, including Stock Options, when the effect of the potential exercise would be anti-dilutive. The dilutive impact of the stock options is determined by applying the treasury stock method.

ALLIANCE LAUNDRY HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands unless otherwise indicated)
Basic and diluted net income per share of common stock were calculated as follows:

(in thousands, except per share amounts)	Six Months Ended June 30,
	2025	2024
Numerator
Income available to common stockholders (basic and diluted)	$48,263	$67,577

Denominator
Weighted-average number of common shares outstanding	125,605,806	125,238,800
Weighted-average number of warrants outstanding	45,064,867	45,315,228
Basic — weighted average number of shares outstanding	170,670,673	170,554,028

Effect of dilutive securities time-vested options	4,092,774	2,961,501
Diluted — weighted average number of shares outstanding	174,763,447	173,515,529

Earnings per share
Basic	$0.28	$0.40
Diluted	$0.28	$0.39
Note 15 - Segment Information
The Company’s Chief Operating Decision Maker (CODM) is our Chief Executive Officer. The Company operates through two reportable segments in accordance with ASC 280, Segment Reporting: North America (United States and Canada) and International (all other global markets). This structure reflects how the CODM evaluates performance and allocates resources. Across both reportable segments, we manufacture and sell commercial laundry equipment suitable for diverse applications, ranging from small chassis products installed in laundromats, multi-housing facilities and residential settings, to large industrial units designed for institutional laundry applications.
The CODM uses Adjusted EBITDA as the primary measure of segment profit and loss to evaluate the Company’s financial performance against expected results and to allocate resources, including capital investment and potential acquisitions. Adjusted EBITDA is a non-GAAP financial measure that is defined as net income excluding interest income/expense, income taxes, depreciation and amortization. Adjusted EBITDA is also adjusted for the discrete items that management excluded in analyzing the segments’ operating performance, such as refinancing and debt related costs, share-based compensation, strategic transaction costs, foreign exchange on intercompany loans and other non-recurring items which management believes are not indicative of the Company’s ongoing operating performance. Management believes Adjusted EBITDA is the best measure to help users of its financial statements evaluate our operating performance and facilitates more meaningful comparisons with industry peers. Adjusted EBITDA is not intended to serve as an alternative to U.S. GAAP measures of performance and may not be comparable to similarly-titled measures presented by other companies.
Assets are physically maintained primarily in the United States, Czech Republic, and Thailand. Total assets by segment are not presented in the table below as the CODM is not provided total assets by reportable segment as the CODM does not evaluate, manage, or measure performance of segments using total assets.

ALLIANCE LAUNDRY HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands unless otherwise indicated)
The following table presents the results of operations for the Company’s reportable segments:

	Six Months Ended June 30, 2025			Six Months Ended June 30, 2024
(in thousands)	North America	International	Total	North America	International	Total
Net revenues	$621,414	$215,343	$836,757	$529,836	$199,173	$729,009
Cost of sales(1)	387,455	128,421		333,925	124,360
Other segment items(2)	56,381	21,228		39,614	18,492
Adjusted EBITDA	$177,578	$65,694	$243,272	$156,297	$56,321	$212,618
Reconciling items:
Interest expense, net			(84,288)			(58,431)
Depreciation and amortization			(45,958)			(44,909)
Refinancing and debt related costs			(1,054)			—
Foreign exchange gain/(loss) on intercompany loans			(19,854)			230
Shared-based compensation			(1,771)			(1,776)
Strategic transaction costs			(3,044)			(4,668)
Corporate and other			(24,166)			(16,510)
Income before taxes			$63,137			$86,554
__________________
(1)Consists of Cost of sales, Cost of sales - related parties and Equipment financing expenses.
(2)Other segment items for each reportable segment includes:
North America - engineering, sales and marketing, information technology, and certain other overhead expenses.
International - engineering, sales and marketing, information technology, and certain other overhead expenses.
Note 16 - Supplier Financing Arrangements
The Company entered into a supplier financing arrangement with a third-party financial institution which allows participating suppliers the ability to request early payment for eligible receivables due from the Company at their sole discretion. The Company’s obligations to its suppliers, including amounts due and scheduled payment terms, are not impacted by a suppliers’ decision to sell amounts under the arrangement. Payment terms with our suppliers, which we deem to be commercially reasonable, range from 0 to 120 days. Outstanding payment obligations subject to the Company's supplier finance program at June 30, 2025 and December 31, 2024 were $12.1 million and $12.0 million, respectively, are included in Accounts payable in the Condensed Consolidated Balance Sheets.
The following tables present the changes in outstanding obligations under supplier financing arrangements:

(in thousands)	June 30, 2025
Obligations outstanding at December 31, 2024	$11,971
New obligations	24,308
Payments against supplier obligations	(24,159)
Obligations outstanding at June 30, 2025	$12,120

(in thousands)	June 30, 2024
Obligations outstanding at December 31, 2023	$31,691
New obligations	20,240
Payments against supplier obligations	(40,986)
Obligations outstanding at June 30, 2024	$10,945

ALLIANCE LAUNDRY HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands unless otherwise indicated)
Note 17 - Commitments and Contingencies
The Company is subject to various other claims and contingencies arising out of the normal course of business, including those relating to governmental investigations and proceedings, commercial transactions, product liability, employee related matters, antitrust, safety, health, taxes, environmental and other matters. Litigation is subject to many uncertainties and the outcome of individual litigated matters is not predictable with assurance. It is possible that some litigation matters for which reserves have not been established could be decided unfavorably to us, and that any such unfavorable decisions could have a material adverse effect on our financial condition, results of operations and cash flows.
Note 18 - Related Parties
The Company has entered into various transactions with related parties. The Company’s Board of Directors has members that are employees of BDT, which the Company paid $0.2 million for the six months ended June 30, 2025 and 2024, respectively. Management fees are classified as Selling, general and administrative expenses in the Company's Condensed Consolidated Statements of Comprehensive Income. Entities affiliated with BDT hold a controlling interest in a vendor that the Company purchases raw materials from. The Company made purchases of $2.9 million and $3.0 million from this vendor during the six months ended June 30, 2025 and 2024, respectively, included in inventory and cost of sales. As of June 30, 2025 and December 31, 2024, the Company had amounts due to this vendor of $1.5 million and $1.3 million, respectively, included in Accounts payable - related parties in the Consolidated Balance Sheets.
Note 19 - Subsequent Events
The Company evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through September 29, 2025, which is the date the financial statements were available to be issued.
On July 4, 2025, the One Big Beautiful Bill Act (“OBBBA”) was enacted in the United States. This bill amends key business tax provisions including the “GILTI” provision, other international provisions, interest deduction limitations and reinstates the option to immediately expense research and experimental expenditures. The Company is currently in the process of evaluating the potential impact of OBBBA on its financial position and results of operations.
On August 1, 2025, the Company acquired certain assets net of liabilities of Metropolitan Laundry Machinery Sales Inc., a leading distributor of laundry equipment headquartered in South Richmond Hill, New York servicing the metro New York area.
On August 8, 2025, ALH Holding Inc. filed a Certificate of Amendment to its Certificate of Incorporation to change its name to Alliance Laundry Holdings Inc.
On August 21, 2025, we finalized an amendment to our Credit Agreement, which reduced the applicable margin on the Term Loan and RCF. The result is an interest rate on our Term Loan of SOFR plus a margin of 2.25% and an interest rate on our RCF of SOFR plus a margin of 2.25%. Additionally, we incorporated opportunities for further margin reductions contingent upon achieving improvements in our leverage ratio and rating agency upgrades.
On September 22, 2025, the Company made a voluntary repayment of the Term Loan of $135.0 million.
On September 25, 2025, the Company’s board of directors and stockholders, approved a 142-for-1 stock split of the company’s issued and outstanding shares of common stock, including the shares of common stock underlying outstanding stock options. This stock split was effective September 26, 2025. All issued and outstanding share and per share amounts of common stock and stock options included in the accompanying consolidated financial statements have been retroactively adjusted to reflect this stock split for all periods presented. The par value of the common stock was not adjusted and retained a par value of $0.01 per share. Accordingly, an amount equal to the to the par value of the additional shares issued resulting from the stock split was reclassified from additional paid-in capital to common stock. Additionally, the board of directors retired and cancelled all treasury shares.

ALLIANCE LAUNDRY HOLDINGS INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands unless otherwise indicated)
On September 25, 2025, ALH Holding Inc. filed a Certificate of Amendment to its Certificate of Incorporation to amend the authorized shares to 2,000,000,000 shares of common stock and 100,000,000 shares of preferred stock.
On September 25, 2025, the Company’s board of directors and stockholders, terminated the 2015 Stock Option Plan and approved the 2025 Omnibus Incentive Compensation Plan. No further awards will be granted under the 2015 Stock Option Plan, but existing awards will continue to vest and and be exercisable in accordance with the plan terms.

34,146,340 Shares
Alliance Laundry Holdings Inc.
Common Stock
Preliminary Prospectus

BofA Securities	J.P. Morgan

Morgan Stanley

Baird	BDT & MSD	BMO Capital Markets	Citigroup	Goldman Sachs & Co. LLC	UBS Investment Bank

CIBC Capital Markets	Fifth Third Securities	PNC Capital Markets LLC
             , 2025
Through and including                 , 2025 (25 days after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II
Information Not Required in Prospectus
Item 13. Other Expenses of Issuance and Distribution.
The following table sets forth the various expenses, other than the underwriting discount, payable in connection with the offering contemplated by this registration statement. All of the fees set forth below are estimates except for the SEC registration fee, the FINRA filing fee and the stock exchange listing fee.

Payable by the registrant
SEC registration fee	$132,263.46
FINRA filing fee	$130,085.37
NYSE listing fee	$325,000
Printing and engraving expenses	$325,000
Legal fees and expenses	$6,000,000
Accounting fees and expenses	$1,615,000
Transfer agent and registrar fees and expenses	$48,500
Miscellaneous fees and expenses	$1,424,151.17
Total	$10,000,000

Item 14. Indemnification of Directors and Officers.
Limitation of personal liability of directors and indemnification
Section 145 of the General Corporation Law of the State of Delaware (the “DGCL”) provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the registrant. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Our amended and restated certificate of incorporation and amended and restated bylaws will provide for indemnification by us of our directors and officers to the fullest extent permitted by the DGCL.
Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director or officer of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability (1) for any breach of the director’s or officer’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) in the case of directors, for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL or (4) for any transaction from which the director or officer derived an improper personal benefit. Our amended and restated certificate of incorporation will provide for such limitation of liability. The effect of this provision will be to eliminate our rights and those of our stockholders (through stockholders’ derivative suits on our behalf) to recover monetary damages against a director or officer for breach of the fiduciary duty of care as a director or officer, including breaches resulting from negligent or grossly negligent behavior, except as restricted by Section 102(b)(7) of the DGCL. However, this provision will not limit or eliminate or rights or the rights of any stockholder to seek non-monetary relief, such as injunction or rescission, in the event of a breach of a director’s or officer’s duty of care.
We maintain standard policies of insurance under which coverage is provided (a) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (b) to us with respect to payments which may be made by us to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law. Our amended and restated bylaws will provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking by or on behalf of such director or officer to repay all amounts so advanced if it should be determined ultimately that such director or officer is not entitled to be indemnified under this section or otherwise.
We expect that the underwriting agreement, the form of which will be filed as an exhibit to this registration statement, will provide for indemnification of directors and officers of Alliance Laundry Holdings by the underwriters against certain liabilities.
We may enter into customary indemnification agreements with our current directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under the DGCL against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.
Item 15. Recent Sales of Unregistered Securities.
Within the past three years, we have engaged in the following transactions that were not registered under the Securities Act. Share amounts have been adjusted to give effect to a 142-for-1 forward stock split effected on September 26, 2025.
(a) Equity compensation
Since August 1, 2022, we have granted to our directors, employees and consultants (i) options to purchase 2,646,220 shares of our common stock with per share exercise prices ranging from $9.10 to $13.13 under our 2015 Stock Option Plan and (ii) 1,786,223 shares underlying options to purchase shares of our common stock have been canceled or forfeited and 4,600,106 shares underlying options to purchase shares of our common stock have been exercised resulting in the issuance of 3,170,024 shares of our common stock (reflecting cashless exercise where applicable) under our 2015 Stock Option Plan. In August 2025, we sold an aggregate of 36,678 shares of our common stock with an aggregate purchase price of $500,000 issued pursuant to our 2015 Stock Purchase Plan.
The offers, sales and issuances of the securities described in this Item 15(a) were exempt from registration under the Securities Act under either Rule 701, in that the transactions were under compensatory benefit plans and contracts relating to compensation, or under Section 4(a)(2) of the Securities Act, in that the transactions were between an issuer and certain employees and did not involve any public offering within the meaning of Section 4(a)(2). The recipients of such securities were our employees, directors or consultants. Appropriate legends were affixed to the securities issued in these transactions.
(b) Warrants
In August 2015, we issued warrants to our principal stockholder to purchase up to 45,315,182 shares of common stock (subject to adjustment) at an exercise price of $0.01 per share and exercisable at any time after the original issue date. On June 30, 2025, the warrants were exercised on a cashless basis, and 45,314,995 shares of common stock were issued pursuant to the warrants.
The offers, sales and issuances of the securities described in this Item 15(b) were exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving any public offering. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about our company.
Item 16. Exhibits and Financial Statement Schedules.
(a)Exhibits: The list of exhibits set forth under “Exhibit Index” at the end of this registration statement is incorporated herein by reference.

(b)Financial Statement Schedules: See “Index to Consolidated Financial Statements” included on page F-1 for a for a list of the financial statement schedules included in this registration statement. All schedules not identified above have been omitted because they are not required, are inapplicable or the information is included in the consolidated financial statements or the related notes contained in this registration statement.
Item 17. Undertakings.
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(1)For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Exhibit Index

Exhibit Number	Exhibit Description

1.1	Form of Underwriting Agreement

3.1*	Form of Amended and Restated Certificate of Incorporation of Alliance Laundry Holdings Inc., to be in effect immediately prior to the consummation of this offering

3.2*	Form of Amended and Restated Bylaws of Alliance Laundry Holdings Inc., to be in effect immediately prior to the consummation of this offering

4.1*	Form of Common Stock Certificate of Alliance Laundry Holdings Inc.

5.1	Opinion of Cravath, Swaine & Moore LLP

10.1*
2025-2 Revolving Facility Repricing Amendment to Credit Agreement, dated August 21, 2025, by and among Alliance Laundry Holdings LLC, Alliance Laundry Systems LLC, Alliance Laundry (Thailand) Company Limited, Citibank, N.A., as Administrative Agent and each Initial Revolving Facility Lender, Issuing Bank and Swingline Lender party thereto (contains conformed copy of agreement to date)

10.2+*	Amended and Restated Purchase Agreement, dated June 8, 2018, by and between Alliance Laundry Equipment Receivables 2015 LLC and Alliance Laundry Systems LLC

10.3+*
Amended and Restated Note Purchase Agreement, dated June 8, 2018, by and among Alliance Laundry Equipment Receivables Trust 2015-A, Alliance Laundry Systems LLC, Alliance Laundry Equipment Receivables 2015 LLC, PNC Bank, National Association as successor Administrative Agent and the Note Purchasers party thereto

10.4+*	Amended and Restated Indenture, dated June 8, 2018, by and among Alliance Laundry Equipment Receivables Trust 2015-A and The Bank of New York Mellon, as trustee

10.5+*
Omnibus Amendment and Assignment, Assumption and Resignation Agreement, dated June 8, 2018, by and among Alliance Laundry Equipment Receivables Trust 2015-A, Alliance Laundry Systems LLC, Alliance Laundry Equipment Receivables 2015 LLC, The Bank of New York Mellon, as Indenture Trustee, PNC Bank, National Association, as successor Administrative Agent, and each Note Purchaser and Funding Agent thereto

10.6+*
Second Omnibus Amendment, dated October 12, 2018, by and among Alliance Laundry Systems LLC, Alliance Laundry Equipment Receivables 2015 LLC, Alliance Laundry Equipment Receivables Trust 2015-A, The Bank of New York Mellon, as Indenture Trustee, PNC Bank, National Association as successor Administrative Agent and each Note Purchaser and Funding Agent party thereto

10.7+*
Third Omnibus Amendment, dated March 19, 2019, by and among Alliance Laundry Systems LLC, Alliance Laundry Equipment Receivables 2015 LLC, Alliance Laundry Equipment Receivables Trust 2015-A, The Bank of New York Mellon, as Indenture Trustee, PNC Bank, National Association as successor Administrative Agent and each Note Purchaser and Funding Agent party thereto

10.8+*
Fourth Omnibus Amendment, dated February 21, 2020, by and among Alliance Laundry Systems LLC, Alliance Laundry Equipment Receivables 2015 LLC, Alliance Laundry Equipment Receivables Trust 2015-A, The Bank of New York Mellon, as Indenture Trustee, PNC Bank, National Association as successor Administrative Agent and each Note Purchaser and Funding Agent party thereto

10.9+*
Fifth Omnibus Amendment, dated October 9, 2020, by and among Alliance Laundry Systems LLC, Alliance Laundry Equipment Receivables 2015 LLC, Alliance Laundry Equipment Receivables Trust 2015-A, The Bank of New York Mellon, as Indenture Trustee, PNC Bank, National Association as successor Administrative Agent and each Note Purchaser and Funding Agent party thereto

10.10+*
Sixth Omnibus Amendment, dated July 27, 2021, by and among Alliance Laundry Systems LLC, Alliance Laundry Equipment Receivables 2015 LLC, Alliance Laundry Equipment Receivables Trust 2015-A, The Bank of New York Mellon, Indenture Trustee, PNC Bank, National Association as successor Administrative Agent and each Note Purchaser and Funding Agent party thereto

10.11+*
Seventh Omnibus Amendment, dated June 30, 2022, by and among Alliance Laundry Systems LLC, Alliance Laundry Equipment Receivables 2015 LLC, Alliance Laundry Equipment Receivables Trust 2015-A, The Bank of New York Mellon, as Indenture Trustee, PNC Bank, National Association as successor Administrative Agent and each Note Purchaser and Funding Agent party thereto

10.12+*
Eighth Omnibus Amendment, dated August 19, 2024, by and among Alliance Laundry Systems LLC, Alliance Laundry Equipment Receivables 2015 LLC, Alliance Laundry Equipment Receivables Trust 2015-A, The Bank of New York Mellon, as Indenture Trustee, PNC Bank, National Association as successor Administrative Agent and each Note Purchaser and Funding Agent party thereto

10.13*
Ninth Omnibus Amendment, dated May 1, 2025, by and among Alliance Laundry Systems LLC, Alliance Laundry Equipment Receivables 2015 LLC, Alliance Laundry Equipment Receivables Trust 2015-A, The Bank of New York Mellon, as Indenture Trustee, PNC Bank, National Association as successor Administrative Agent and each Note Purchaser and Funding Agent party thereto

10.14+*
Ninth Amendment to Receivables Financing Agreement, dated May 1, 2025, by and among Alliance Laundry Trade Receivables LLC, Alliance Laundry Systems LLC and PNC Bank, National Association as lender and successor Administrative Agent

10.15*	Form of Stockholders Agreement

10.16*	Form of Registration Rights Agreement

10.17*	Form of Indemnification Agreement

10.18†*	Alliance Laundry Holdings Inc. 2015 Stock Option Plan

10.19†*	First Amendment to Alliance Laundry Holdings Inc. 2015 Stock Option Plan, effective February 4, 2021

10.20†*	Alliance Laundry Holdings Inc. 2015 Stock Purchase Plan

10.21†*	First Amendment to the Alliance Laundry Holdings Inc. 2015 Stock Purchase Plan, effective as of June 1, 2016

10.22†*	Alliance Laundry Holdings Inc. Form of Nonqualified Stock Option Agreement (Service and Performance Options) under the 2015 Stock Option Plan

10.23†*	Employment Agreement, dated November 9, 2015 by and between Alliance Laundry Systems LLC and Michael D. Schoeb

10.24†*	Offer of Employment Letter, dated May 7, 2023, by and between Alliance Laundry Systems and Justin Blount

10.25†*	Interim Assignment Recognition & Retention Letter, dated December 17, 2024, by and between Alliance Laundry Systems LLC and Bob Calver

10.26†*	Separation Agreement and Release Agreement, dated December 17, 2024, by and between Alliance Laundry Systems LLC and Craig Dakauskas

10.27†*	Separation Agreement and Release Agreement, dated December 31, 2024, by and between Alliance Laundry Systems LLC and Justin Blount

10.28†	Alliance Laundry Holdings Inc. 2025 Omnibus Incentive Compensation Plan

10.29†	Alliance Laundry Holdings Inc. 2025 Employee Stock Purchase Plan

10.30†*	Second Amendment to the Alliance Laundry Holdings Inc. 2015 Stock Option Plan, effective August 29, 2025

10.31†*	Second Amendment to the Alliance Laundry Holdings Inc. 2015 Stock Purchase Plan, effective August 29, 2025

10.32†*	Form of Alliance Laundry Holdings Inc. Senior Executive Severance and Change of Control Plan

10.33†*	Form of Restricted Stock Unit Agreement to the 2025 Plan

10.34†	Form of Amended and Restated Employment Agreement, by and between Alliance Laundry Holdings Inc. and Michael D. Schoeb

10.35†*	Third Amendment to the Alliance Laundry Holdings Inc. 2015 Stock Purchase Plan, effective September 19, 2025

21.1*	Subsidiaries of Alliance Laundry Holdings Inc.

23.1	Consent of Ernst & Young LLP

23.2	Consent of Cravath, Swaine & Moore LLP (contained in its opinion filed as Exhibit 5.1 hereto)

24.1*	Power of attorney (included on the signature page to this registration statement)

107	Filing Fee Table

_____________________
*Previously filed.
†Indicates management contract or compensatory plan.
+Certain schedules and similar attachments to this exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant undertakes to furnish supplementally a copy of any omitted schedule to the SEC upon request.

Signatures
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Ripon, Wisconsin on September 29, 2025.

Alliance Laundry Holdings Inc.

By:	/s/ Michael D. Schoeb
Name:	Michael D. Schoeb
Title:	Chief Executive Officer and Director
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

	Signature	Title	Date
By:	/s/ Michael D. Schoeb	Chief Executive Officer and Director
	Michael D. Schoeb	(Principal Executive Officer)	September 29, 2025
By:	/s/ Dean Nolden	Chief Financial Officer
	Dean Nolden	(Principal Financial Officer)	September 29, 2025
By:	/s/ Brian Sikora	Chief Accounting Officer
	Brian Sikora	(Principal Accounting Officer)	September 29, 2025
By:	*
	Clyde B. Anderson	Director	September 29, 2025

By:	*
	Timothy J. FitzGerald	Director	September 29, 2025

By:	*
	Phyllis A. Knight	Director	September 29, 2025

By:	*
	Narasimha Nayak	Director	September 29, 2025

By:	*
	Robert L. Verigan	Director	September 29, 2025

By:	*
	Amanda L. Hodges	Director	September 29, 2025

*	By:	/s/ Michael D. Schoeb
Michael D. Schoeb
as Attorney-in-Fact